As filed with the Securities and Exchange Commission on July 30, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

The Federative Republic of Brazil
(State or other jurisdiction of incorporation or organization)

6022
(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification No.)

Cidade de Deus, Vila Yara, 06029-900 Osasco, SP, Brazil
(Address, including zip code, and telephone number, including area code, of each Registrant's principal executive offices)

Cidade de Deus, Vila Yara, 06029-900 Osasco, SP, Brazil
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Sara Hanks
Clifford Chance US LLP 31 West 52nd Street
New York, NY 10019
(212) 878 8014

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Unit (1)	Proposed Maximum Aggregate Price (1)	Amount of Registration Fee (2)
8.75% Subordinated Notes due 2013	U.S.$500,000,000	100%	U.S.$500,000,000	$63,350
(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act.
(2)	Calculated in accordance with Rule 457(f)(2) under the Securities Act.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

BANCO BRADESCO S.A.
(Bank Bradesco)
(a company incorporated under the laws of the Federative Republic of Brazil), acting through its Grand Cayman branch

U.S.$500,000,000 8.75% Subordinated Notes due 2013

The exchange offer

We are offering to exchange new notes registered with the Securities and Exchange Commission, for existing notes that we previously issued in an offering exempt from the SEC’s registration requirements. The terms and conditions of the exchange offer are summarized below and more fully described in this prospectus.

Expiration	date 5:00 p.m. (New York City time) on ________________, 2004, unless extended.

Withdrawal	rights Any time before 5:00 p.m. (New York City time) on the expiration date.

Integral	multiples Old notes may only be tendered in integral multiples of U.S.$10,000.

Expenses	Paid for by Banco Bradesco S.A.

Exchange notes

The exchange notes will have the same terms and conditions as the existing notes they are replacing, which are summarized below and described more fully in this prospectus. The exchange notes will not contain terms with respect to transfer restrictions or interest rate increases.

Listing	Application has been made to list the exchange notes on the Luxembourg Stock Exchange.

Consider carefully the risk factors beginning on page 11 of this prospectus.

We are relying on the position of the SEC staff in certain interpretative letters to third parties to remove the transfer restrictions on the exchange notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these notes or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

____________, 2004

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

We include cross-references in this prospectus to captions where you can find further related discussions. The following Table of Contents provides the pages on which these captions are located.

BRADESCO

In this prospectus, unless the context otherwise requires, (i) references to “we”, “our” or to “us” mean Banco Bradesco S.A. and its consolidated subsidiaries and (ii) references to “our Grand Cayman branch” or the “issuer” mean Banco Bradesco S.A., acting through its Grand Cayman branch.

__________________________________

The notes have not been, and will not be, registered with the Comissão de Valores Mobiliários, or CVM, the securities and exchange commission of Brazil. Any public offering or distribution, as defined under Brazilian laws and regulations, of the notes in Brazil is not legal without such prior registration under Law 6385/76, as amended. If a Brazilian resident acquires any note, such note can neither circulate in Brazil in bearer form nor be repaid in Brazil in a currency other than the Brazilian currency at the time such payment is made.

__________________________________

This prospectus incorporates important business and financial information about Bradesco that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request to The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street – 7 East, New York, New York 10286, Attention: Mr. Kin Lau, telephone (212) 315 3750, facsimile (212) 298 1915. To obtain timely delivery, you must request this information no later than five business days before the expiration date of this exchange offer.

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AVAILABLE INFORMATION

We are filing with the SEC a registration statement on Form F-4 relating to the exchange notes. This prospectus is a part of the registration statement, but the registration statement includes additional information and also includes exhibits that are referenced in this prospectus.

Bradesco. Bradesco is currently subject to the information requirements of the Exchange Act applicable to a foreign private issuer, and accordingly files or furnishes reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the U.S. Securities and Exchange Commission. These reports and other information filed can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549, and at its regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC can be reached at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, Bradesco is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require Bradesco to solicit proxies from its shareholders under some circumstances.

The insurers. Only limited information concerning the insurers is included in this prospectus. The availability of information regarding the insurers is discussed in this prospectus under the caption “The Insurers and the Insurance Policy - The Insurers”.

The trustee and the paying agent. The trustee will furnish to holders of notes copies of documents referred to herein. Holders of notes should contact the trustee, The Bank of New York, at 101 Barclay Street, 21W, New York, New York 10286.

The Luxembourg paying agent. The Luxembourg paying agent will furnish to holders of notes copies of documents referred to herein. Holders of the notes should contact the Luxembourg paying agent, Dexia Banque Internationale à Luxembourg, 69 Route d’Esch, L-1470 Luxembourg.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Bradesco files with or furnishes to the SEC documents including:

  annual reports on Form 20-F; and
  periodic reports on Form 6-K.

The Form 6-K furnished to the SEC by Bradesco on May 4, 2004 shall be deemed to be incorporated by reference into this prospectus.

All documents filed by Bradesco pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus and prior to the consummation of this offering shall be deemed to be incorporated by reference into this prospectus and be a part of it from the dates of filing of these documents.

Any statement contained in a document incorporated or deemed incorporated by reference into this prospectus is superseded to the extent that a statement contained in this prospectus, or in any other document subsequently filed with or furnished to the SEC is inconsistent therewith.

Copies of all documents incorporated by reference herein may be obtained free of charge from the SEC website at http://www.sec.gov or at the office of the trustee and the Luxembourg paying agent.

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PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, including the notes thereto, have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP”.

Certain additional information contained herein has been prepared in accordance with accounting principles prescribed by accounting practices adopted in Brazil. Accounting practices adopted in Brazil differ significantly from U.S. GAAP in some respects. For more information, see “Summary of Certain Differences Between Accounting Practices adopted in Brazil and U.S. GAAP”.

References herein to the “real”, “reais” or “R$” are the Brazilian real, the official currency of Brazil. References to “U.S. dollar”, “U.S.$”, “$” or “dollar” are to United States dollars. References to “EUR” or “Euro” are to the Euro, the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Communities, as amended. References to “Yen” are to Japanese Yen.

The exchange rate of reais to U.S. dollars was R$2.3120 to U.S.$1.00 at December 31, 2001, R$3.5400 to U.S.$1.00 at December 31, 2002, R$2.8950 to U.S.$1.00 at December 31, 2003 and R$3.063 to U.S. $1.00 at July 27, 2004, based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The exchange rate of reais to U.S. dollars was R$2.3204 to U.S.$1.00 at December 31, 2001, R$3.5333 to U.S.$1.00 at December 31, 2002, R$2.8892 to U.S. $1.00 at December 31, 2003 and R$3.067 to U.S.$1.00 at July 27, 2004 based on the U.S. dollar selling rate as reported by the Central Bank of Brazil, which we call the “Central Bank”, at closing. As a result of recent fluctuations in the real-U.S. dollar exchange rate, the closing selling exchange rate at December 31, 2003 may not be indicative of current or future exchange rates. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been or could be converted into U.S. dollars at those or any other exchange rates.

For your convenience, certain amounts have been converted from reais to U.S. dollars. These conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank. See “Exchange Controls and Foreign Exchange Rates” for more information regarding the exchange rates applicable to the Brazilian currency since January 1, 1999.

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements appear in a number of places in this prospectus, principally in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, and include statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, the use of proceeds of the offering, our financing plans, trends affecting our financial condition or results of operations, the impact of competition and future plans and strategies. These statements reflect our views with respect to such matters and are subject to risks, uncertainties and assumptions, including, among other things:

  general economic, political and business conditions, both in Brazil and abroad;
  management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;
  the continued growth of our insurance, leasing, asset management and other businesses complementary to banking services;
  our level of capitalization and debt;

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  anticipated trends and competition in the Brazilian banking and financial services industries;
  the market value of Brazilian government securities;
  interest rate fluctuations, inflation and devaluation of the real in relation to the U.S. dollar;
  existing and future governmental regulation and tax matters;
  increases in defaults by borrowers and other loan delinquencies and increases in the provision for loan losses;
  customer loss, revenue loss and deposit attrition;
  our ability to sustain or improve performance;
  credit and other risks of lending and investment activities; and
  other risk factors as set forth under “Risk Factors”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “target”, “project”, “forecast”, “guideline”, “should”, and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

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SUMMARY

This summary highlights selected information from this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should carefully read the entire prospectus to understand fully the terms of the exchange offer and the notes, as well as the tax and other considerations that are important to you in making your investment decision and participating in the exchange offer. You should pay special attention to the “Risk Factors” section beginning on page 11 of this prospectus.

Banco Bradesco

We believe we are the largest private-sector (non-government-controlled) bank in Brazil and in Latin America as a whole in terms of total net worth. We provide a wide range of banking and financial products and services, in Brazil and abroad, to individuals, small to mid-sized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

According to information published by Superintendência de Seguros Privados (the Superintendency of Private Insurance, which is known as “SUSEP”) and by the Agência Nacional de Saúde Suplementar (the National Agency of Supplemental Health, known as “ANS”), we are the largest insurance, pension plan and título de capitalização, or certificated savings plan, provider in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. We are also one of the leaders among private-sector financial institutions in third-party resource management and in the underwriting of debt securities, according to information published by the National Association of Investment Banks, known as “ANBID”. In December 2003, according to information published by the Brazilian Federal Revenue Service, we accounted for 20.7% of the total nationwide collections of a tax called the Provisional Contribution on Financial Transactions, known as CPMF. Since the CPMF tax is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

At December 31, 2003, we had, on a consolidated basis:

• R$166.3 billion in total assets;	• R$58.0 billion in total deposits; and
• R$54.8 billion in total loans;	• R$13.6 billion in shareholders’ equity.

Although our customer base includes individuals of all income levels as well as large, mid-sized and small businesses, the common citizens of Brazil have traditionally formed the backbone of our clientele. Since the 1960s, we have been a leader in the middle to low-end retail banking market in Brazil. This segment still has great potential for development and provides us with higher margins than other segments, such as corporate credit operations and securities trading, where we face greater price competition.

The breadth of our retail and corporate banking and insurance operations is illustrated by the following operating data, which is shown on a consolidated basis at December 31, 2003:

  32.3 million savings accounts;
  14.5 million checking accounts;
  9.4 million insurance policyholders;
  1,198 of the largest Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;
  6.2 million clients using Internet banking;
  a nationwide network consisting of 3,052 branches, 21,605 ATMs and 2,062 special banking service posts and outlets located on the premises of selected corporate clients; and
  seven branches and six subsidiaries located in New York, the Cayman Islands, the Bahamas, Japan, Argentina and Luxembourg.

Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge of our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 9.0 million transactions are executed through our Bradesco network every day.

In recent years, we have taken important steps to offer our products and services through the Internet and to help our customers and employees gain access to the Internet. We were one of the first banks worldwide to introduce on-line Internet banking. In December 1999 we became the first bank in Latin America, and among the first in the world, to provide free limited Internet access to clients. We also provide computers in many of our branches and service centers that permit clients to access the Internet in order to conduct banking transactions, pay bills and shop on-line. Our Internet banking services, along with our customer service center, make our banking services available to our customers 24 hours a day, seven days a week.

We are headquartered in São Paulo, Brazil, and our Grand Cayman branch is headquartered in George Town, Grand Cayman, British West Indies. Our address is Cidade de Deus, Vila Yara, 06029 - 900, Osasco, SP, Brazil, and our general phone number is (55-11) 3235-9566.

Summary of Consolidated Financial Data

The following financial data should be read in conjunction with the consolidated financial statements, “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements at and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles in the United States, commonly called “U.S. GAAP”.

	At and for the year ended December 31,

	2003	2002	2001	2000	1999

	(R$ in millions, except %)
Consolidated Income Statement
Data
Net interest income	R$ 14,999	R$ 13,467	R$ $9,493	R$ 6,846	R$ 7,021
excluding provision for loan losses	12,965	10,924	7,730	5,602	5,176
Fee and commission income	3,463	2,894	2,866	2,593	2,100
Net income	2,302	2,142	2,270	1,799	744

Consolidated Balance Sheet Data

Total assets	166,330	129,875	108,295	91,852	80,036
Loan and leasing portfolio	54,795	52,324	44,994	39,439	28,019
Securities and interbank deposits	51,702	33,929	31,923	24,113	25,467
Shareholders’ equity	R$ 13,592	R$ 10,852	R$ 9,789	R$ 7,881	R$ 7,343

Other Financial/Operating Data

Return on equity(1)	16.9%	19.7%	23.2%	22.8%	10.1%
Return on assets(2)	1.4%	1.6%	2.1%	2.0%	0.9%
Efficiency ratio(3)	64.7%	60.5%	57.4%	62.6%	65.0%

Funds under management	72,494	45,100	41,905	38,097	26,520
Number of branches(4)	3,052	2,954	2,610	2,579	2,431
Active customers (in millions)(5)	14.5	13.0	12.0	10.8	8.7
Employees(6)	75,781	74,393	65,713	65,804	63,511
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Notes:

(1)	Net income divided by period-end shareholders’ equity.
(2)	Net income divided by period-end total assets.
(3)	(Salaries and Benefits plus Administrative Expenses) divided by (Net Interest Income plus Non-interest Income less Non-Interest Expenses excluding Salaries and Benefits and Administrative Expenses).
(4)	Excluding customer site branches.
(5)

Represent active customers at period-end. A client is considered active when it performs one or more current account transactions per month or has an average positive balance over a period of three months.

(6)	Actual number of full-time and part-time employees at period-end.

Summary of this Exchange Offer

In October 2003, we completed an offering of U.S.$500 million principal amount of notes that was exempt from the SEC’s registration requirements. In connection with that offering, we agreed, among other things, to deliver this prospectus to you, to use our reasonable best efforts to cause this exchange offer to be declared effective by September 30, 2004 and to consummate this exchange offer by October 31, 2004.

This Exchange Offer

We are offering to exchange U.S.$10,000 principal amount of notes which have been registered under the Securities Act for each U.S.$10,000 of outstanding principal amount of notes.

The form and terms of the notes that we are offering in this exchange offer are identical in all material respects to the form and terms of the existing notes which were issued on October 24, 2003 in an offering that was exempt from the SEC’s registration requirements, except that the notes that we are offering in this exchange offer have been registered under the Securities Act. The notes that we are offering in this exchange offer will evidence the same obligations as, and will replace, the existing notes and will be issued under the same indenture.

If you wish to exchange an outstanding note, you must properly tender it in accordance with the terms described in this prospectus. We will exchange all outstanding notes that are validly tendered and are not validly withdrawn.

As of this date, there are U.S.$500 million principal amount of existing notes outstanding. The exchange offer is not contingent upon any minimum aggregate principal amount of existing notes being tendered for exchange. We will issue registered notes on or promptly after the expiration of the exchange offer.

Registration Rights Agreement

We are making this exchange offer in order to satisfy our obligation under the registration rights agreement, entered into on October 24, 2003, to cause our registration statement to become effective under the Securities Act. You are entitled to exchange your notes for registered notes with substantially identical terms. After the exchange offer is complete, you will generally no longer be entitled to any registration rights with respect to your notes.

Resales of the Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

  you acquire any new note in the ordinary course of your business;
  you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;
  you are not a broker-dealer who purchased existing notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

  you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of Bradesco.

If our belief is inaccurate and you transfer any new note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

Each broker-dealer that is issued exchange notes for its own account in exchange for notes that it acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that, by making this acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer who acquired existing notes as a result of market-making or other trading activities may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes. We believe that no registered holder of the existing notes is an affiliate (as the term is defined in Rule 405 of the Securities Act) of Bradesco.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, ____________, 2004, unless we decide to extend the expiration date.

Conditions to this Exchange Offer	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

Withdrawal Rights	You may withdraw the tender of your notes at any time prior to 5:00 p.m., New York City time, on ____________, 2004.

U.S. Federal Income Tax Consequences

The exchange of notes should not be a taxable exchange for United States federal income tax purposes. For a discussion of other U.S. federal income tax consequences resulting from the exchange, acquisition, ownership and disposition of the exchange notes, see “Taxation—United States Tax Considerations”. We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our differed financing costs in accordance with generally accepted accounting principles.

Use of Proceeds	We will not receive any proceeds from the issuance of notes in this exchange offer. We will pay all registration expenses incident to this exchange offer.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Summary of Terms of the Exchange Notes

Issuer	Banco Bradesco S.A., acting through its Grand Cayman branch.

The Notes	U.S.$500 million aggregate principal amount of 8.75% Subordinated Notes due 2013. We may issue additional tranches of notes.

Maturity Date

October 24, 2013, provided, that:

  the maturity date may be extended for a period of up to 18 months if we have sufficient funds in Brazilian reais or U.S. dollars to satisfy our obligations under the notes but we cannot, as the case may be, due to actions or failures to act by the Brazilian government, convert sufficient funds in reais into U.S. dollars and transfer those funds outside Brazil to the trustee and/or transfer available funds in U.S. dollars outside Brazil; and
  interest and principal payments may be deferred under the circumstances described in “Deferral of Interest and Principal” below.

Indenture	The notes will be issued under the indenture dated as of October 24, 2003 between The Bank of New York Trust Company (Cayman) Limited, as trustee, and us.

Interest

The notes will bear interest from October 24, 2003 at the rate of 8.75% per annum, or the note rate, payable semiannually in arrears. Default interest will accrue at the note rate plus 1% per annum. Principal and interest amounts deferred as described in “Deferral of Interest and Principal” below will also accrue interest at the note rate plus 1% per annum. The note rate will be increased by 1% per annum if we fail to meet our obligations described under “—This Exchange Offer; Registration Rights” above. See “—Registration Rights Agreement”.

Interest Payment Dates	April 24 and October 24 of each year, commencing April 24, 2004.

Deferral of Interest and Principal

If the payment of interest on any interest payment date or any redemption date or the payment of principal on the maturity date or any redemption date would cause our required net worth (Patrimônio Líquido Exigido) and other financial ratios to fall below the minimum levels required by current or future regulations generally applicable to Brazilian banks, or the risk-based capital requirements, we shall defer that payment of interest or principal or other amounts payable in respect of the notes until the date on which we are no longer in violation of the risk-based capital requirements or the payment of that interest or principal amount, or any portion thereof, would no longer cause us to violate the risk-based capital requirements. The deferral of any payment will not be an event of default under the notes. Any amounts payable to the trustee pursuant to the insurance policy as a result of a currency convertibility/non-transfer event (as defined below) will also be deferred until we are no longer in violation of the risk-based capital requirements. Noteholders will receive payment of any such amounts in arrears within 14 days after we are no longer entitled to defer payment of those amounts.

Each amount in arrears will bear interest at the note rate plus 1% per annum (if it is an interest amount, as if it constituted the principal of the notes). See “Description of the Notes—Deferral of Interest and Principal”.

Ranking

The notes will at all times constitute our unsecured, subordinated obligations, and, in the event of our bankruptcy, liquidation or dissolution under Brazilian law, the notes will rank:

  junior in right of payment to the payment of all our indebtedness other than the notes and our other subordinated indebtedness;
  pari passu among themselves;
  at least pari passu with all our other subordinated indebtedness; and
  in priority to payments to holders of all classes of our share capital.

In addition, our obligations to the noteholders will be subordinate to our obligation to Sovereign Risk Insurance Ltd. after payment of a claim under the insurance policy in accordance with the terms of the insurance policy and the issuer consent agreement. See “Description of the Notes—Ranking” and “The Insurers and the Insurance Policy” and “The Insurers and the Insurance Policy—The Issuer Consent Agreement”.

Use of Proceeds	We will receive no proceeds from the exchange of the existing notes for the exchange notes.

Insurers

Sovereign Risk Insurance Ltd., as agent (which we refer to in such capacity as “Sovereign”) on behalf of ACE Bermuda Insurance Ltd., or ACE Bermuda, and XL Insurance Bermuda Ltd, or XLIB, and its successors and assigns. ACE Bermuda and XLIB are each referred to herein as an insurer and, together, the insurers.

Insurance Policy

The trustee, on behalf of the noteholders, will have the benefit of a Policy of Political Risk Insurance for Capital Market Transactions, or the insurance policy, provided by Sovereign covering our inability to convert reais into U.S. dollars or transfer outside Brazil amounts converted into U.S. dollars or our inability to use or control such funds (but only to the extent that such funds have been deposited into a bank account owned by us and such funds have been designated by us for the making of the scheduled payment of interest or premium that is the subject of the loss) due to actions or measures taken or approved, or the failure to take or approve actions or measures by the Brazilian government, (each a currency inconvertibility/non-transfer event, as more fully defined below in “The Insurers and the Insurance Policy”). Sovereign’s obligation to pay claims under the insurance policy is limited to eighteen months’ interest on the notes (which includes the initial refundable premium (as defined below) funded by Sovereign on the issue date for deposit in the reserve account) and certain premium payments due under the insurance policy, and is subject to certain conditions, limitations and exclusions that may affect the ability of the noteholders to receive payments on the insurance policy. The insurance policy is issued to the trustee for the benefit of the noteholders. Nothing in the insurance policy, express or implied, shall give to any noteholder any legal or equitable right, remedy or claim thereunder. See “Risk Factors—Risks Relating to the Insurance Policy” and “The Insurers and the Insurance Policy”.

Reserve Account

On the issue date, Sovereign delivered to the Trustee, from amounts paid by us as an initial refundable premium, an amount equal to six months of scheduled interest due on the notes, being U.S.$21,875,000, or the initial refundable premium, to fund a reserve account to be maintained by the trustee. The reserve account will be available for payments on the notes only during a currency inconvertibility/non-transfer event and is intended to satisfy Sovereign’s obligation under the insurance policy to cover the first of up to three semi-annual interest payments on the notes. The notes are subordinated and funds on deposit in the reserve account may be made available to holders of our senior obligations. For as long as the insurance policy is in place, we will replenish the reserve account following the withdrawal of funds from such account to an amount equal to U.S.$21,875,000 and the interest that would accrue on such amount at the note rate plus 1% during a 30-day period. On the issue date we also deposited in the reserve account U.S.$22,500 (being an amount equal to 18 months of the trustee’s fees and certain expenses pursuant to the terms of the indenture). See “Description of the Notes—Credit Support—Reserve Account”.

Covenants

The terms of the indenture require us, among other things, to:

  pay all amounts owed by us under the indenture and the notes when those amounts are due and perform each of our other obligations under the various transaction documents entered into by us in connection with the issuance of the notes;
  if we defer any interest or principal payments as described under “Deferral of Interest and Principal” above, use reasonable efforts to reenter into compliance with the risk-based capital requirements within 180 days;
  maintain all necessary governmental and third-party approvals and consents;
  maintain our books and records;
  maintain an office or agency in New York where notes may be presented or surrendered for payment or for exchange, transfer or redemption and where notices and demands may be served;
  use the net proceeds from the issuance of the notes for general corporate purposes;
  give notice to the trustee of any default or event of default under the indenture, of any currency inconvertibility/non-transfer event, of a deferral of payment of interest or principal and of certain other events;
  provide certain financial statements and compliance certificates to the trustee;

  provide certain information to noteholders required by Rule 144A;
  replace the trustee upon any resignation or removal thereof; and
  preserve our corporate existence.

In addition, the terms of the indenture will require us to meet certain conditions if we consolidate, merge or transfer substantially all our assets to another person without the consent of the holders of at least 662/3% of the outstanding notes.

These covenants are subject to a number of important qualifications. See “Description of the Notes—Certain Covenants”.

Events of Default

The indenture contains certain limited events of default, consisting of the following:

  failure to pay principal on the due date thereof, unless the maturity date is extended as described in “Maturity Date” or the principal payment is deferred as described in “Deferral of Interest and Principal”. See “Description of the Notes—Extension of Maturity Date and “Description of the Notes—Deferral of Interest and Principal”;
  failure to pay interest or any additional amounts due on any note within 15 days of the due date thereof unless (i) the trustee has received that amount from Sovereign under the insurance policy, the reserve account or otherwise, or (ii) the interest payment is deferred as described in “Description of the Notes—Deferral of Interest and Principal”;
  certain events involving bankruptcy, liquidation, reorganization or insolvency proceedings, whether voluntary or involuntary; and
  Sovereign has paid a claim under the insurance policy in circumstances where we were not entitled to submit a proof of loss (as defined under “The Insurers and the Insurance Policy—The Insurance Policy”).

Payment of principal of the notes may be accelerated only in the case of certain events involving our bankruptcy, liquidation or dissolution or similar events, and we will be required to make payment after acceleration only after we have been declared bankrupt, put into liquidation or otherwise dissolved for purposes of Brazilian law. See “Risk Factors—Risks Relating to the Notes—If we do not satisfy our obligations under the notes, your remedies will be limited”.

Clearance and Settlement

The notes issued in the exchange offer will be represented by a single, permanent global note in book-entry form which will be registered in the name of a nominee of The Depositary Trust Company, or DTC, for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear”, and Clearstream Banking, société anonyme, or “Clearstream, Luxembourg”. Beneficial interests in notes held in book-entry form will be entitled to receive physical delivery of certificated notes only under certain circumstances.

For a description of certain factors relating to clearance and settlement, see “Form, Denomination and Transfer”.

Withholding Taxes; Additional Amounts

All payments of principal and interest in respect of the notes will be made without withholding or deduction for any taxes or other governmental charges imposed by Brazil or the Cayman Islands, or, in the event that we appoint additional paying agents, in the jurisdictions of those paying agents, or any political subdivision or any taxing authority thereof, unless such withholding or deduction is required by law. In the event we are required to withhold or deduct amounts for any taxes or other governmental charges, we will pay such additional amounts necessary to ensure that the noteholders receive the same amount as the noteholders would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Additional Amounts”.

Tax Redemption

The notes will be redeemable in whole but not in part at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption and any additional amounts then due and payable, at our option in the event of certain changes affecting taxation of the notes, subject to the prior approval of the Central Bank. The notes will not otherwise be redeemable prior to maturity. See “Description of the Notes—Redemption”.

U.S. ERISA and Certain Other Considerations	Sales of the notes to specified types of employee benefit plans and affiliates are subject to certain conditions. See “United States ERISA and Certain Other Considerations”.

Listing	We have applied to list the notes on the Luxembourg Stock Exchange.

Governing Law

The indenture, the notes, the insurance policy and related documents and the registration rights agreement are governed by the laws of the State of New York. The insurance policy and the issuer consent agreement will be governed by the laws of the State of New York, except for certain limited circumstances, including arbitration procedures, in which case the laws of England and Wales shall apply.

Form and Denomination

The notes will be in fully registered form without interest coupons attached. Definitive notes representing the notes will only be available under certain circumstances. The notes will be issued in denominations of U.S.$10,000 and integral multiples thereof. See “Form, Denomination and Transfer”.

Additional Notes and Exchange Notes

Subject to the prior written consent of the Central Bank and upon satisfaction of the conditions set forth in the indenture, we may issue additional tranches of notes. Exchange notes will be issued in exchange for original notes or additional notes, as the case may be, pursuant to the terms of the registration rights agreement. The original notes, exchange notes and any additional tranches or notes will be treated as a single class for all purposes under the indenture. See “Description of the Notes—Additional Notes”.

RISK FACTORS

The following section describes some but not all of the risks associated with an investment in the notes. You should consider, among other things, the risk factors with respect to our bank, Brazil and to the notes not normally associated with investing in securities issued by companies in the United States or in countries with similarly developed capital markets, including those set forth below.

Risks Relating to Brazil

The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business

Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Our operations, financial condition and the market price of our securities may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;
  base interest rate fluctuations;
  inflation; and
  other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

During 2001 and 2002, the growth of the Brazilian economy slowed as a result of the impact of the ongoing economic crisis in Argentina, an important trading partner of Brazil, and lower levels of growth of the U.S. economy, among other factors. In response to such factors, the Central Bank, which determines the Brazilian base interest rate, increased such rate in an attempt to control inflation. The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and traded at the Sistema Especial de Liquidação e Custódia (Special Settlement and Custody System), or “SELIC”. During 2001, the Central Bank raised Brazil’s base interest rate by a total of 3.25 percentage points to 19.0%. This increase in interest rates led to declines in investment and consumption in Brazil, which contributed to the reduction of GDP growth for 2001 to 1.5%. During a period of relative economic stability in the first half of 2002, the Central Bank decreased the base interest rate to a level of 18.0% as of July 17, 2002. However, as a result of the declining economic scenario and the internal political instability caused by the Brazilian presidential elections in the second half of 2002, the Central Bank made subsequent increases in the interest rate during the second half of 2002, which reached 25.0% on December 18, 2002. During 2002, GDP increased by 1.5%. Although the interest rate was increased to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003, it was then lowered to 26.0% on June 18, 2003 and, after subsequent adjustments in the following months, was reduced to 16.5% on December 17, 2003. During the first six months of 2004, the Central Bank reduced the rate further to 16.0%

Notwithstanding the measures described above, inflation rates for the years ended December 31, 2001, 2002 and 2003, as measured by the Índice Geral de Preços - Disponibilidade Interna (General Price Index -

Domestic Availability), or “IGP-DI”, published by Fundação Getúlio Vargas, or “FGV”, were 10.4%, 26.4% and 7.7% respectively.

These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, adversely affect our financial condition and results of operations, and impact our ability to satisfy our payment obligations under the notes.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies and a reduction in our revenues

The Central Bank has periodically devalued the Brazilian currency during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate fell from R$1.9554 per U.S. dollar at December 31, 2000 to R$3.5333 at December 31, 2002. The value of the real depreciated to 3.1075 reais per U.S. dollar at June 30, 2004, compared with 2.8892 reais at December 31, 2003. The exchange rate reached a low of 2.8022 reais per U.S. dollar and a high of 3.2051 reais per U.S. dollar during the period. On July 27, 2004, the exchange rate was 3.067 reais per U.S. dollar.

A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. This could adversely affect our ability to meet our payment obligations under the notes.

Conversely, when the value of the real appreciates against the U.S. dollar, we incur losses on our monetary assets denominated in or indexed to foreign currencies and experience gains on our liabilities denominated in or indexed to foreign currencies. If the real appreciates when the value of such assets significantly exceeds the value of such liabilities, we could incur significant losses, even if their value has not changed in their original currency.

In addition, our lending and leasing operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,093% in 1994. More recently, Brazil’s rates of inflation, as measured by the IGP-DI, were 9.8% in 2000, 10.4% in 2001 and 26.4% in 2002. The accumulated IGP-DI registered 7.7% as of December 31, 2003 and 6.9% for the six months ended June 30, 2004. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease, and this decrease may adversely affect our ability to satisfy our payment obligations under the notes. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings

Our banking, leasing, and other businesses are significantly dependent on our customers’ ability to make payments on their loans and meet other of their obligations to us. If the Brazilian economy declines because of, among other factors:

  the level of economic activity;
  devaluation of the real;
  inflation; or
  an increase in domestic interest rates,

a greater portion of our customers may not be able to repay loans when due or to meet their debt service requirements, which would increase our past due loan portfolio and could materially reduce our net earnings.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations

Since the end of 1997, and in particular during 2001 and 2002, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including Banco Bradesco, or that prevailing interest rates in these markets will be advantageous to us, which may limit our ability to refinance indebtedness as it matures.

Risks Relating to Bradesco and the Brazilian Banking Industry

The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in existing laws and regulations or the imposition of new ones may negatively affect our operations and revenues

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

  minimum capital requirements;
  compulsory reserve requirements;
  lending limits and other credit restrictions; and
  accounting and statistical requirements.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

Regulatory changes affecting other businesses in which we are engaged, including our broker-dealer and leasing operations, could also have an adverse effect on our operations and our revenues and impact our ability to satisfy our payment obligations under the notes.

Changes in base interest rates by the Central Bank may materially adversely affect our results of operations and profit

The Central Bank establishes the base interest rates for the Brazilian banking system. In recent years, the base interest rate has fluctuated, with a high of approximately 45% in March 1999 and a low of 15.25% at January 17, 2001. The base interest rate was 26.5% on February 19, 2003, and it remained the same until June 18, 2003. From June 2003 to December 2003, the Central Bank reduced the base interest rate by 9.5 percentage points, to 16.5%. In March 2004 the Central Bank reduced the rate to 16.25%, followed by a further reduction in April to 16.0%. Changes in the base interest rate may materially adversely affect our results of operations because:

  high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

  low base interest rates may diminish our interest income.

The Central Bank uses changes in the base interest rate as an instrument for its management of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the base interest rates set by the Central Bank or how often they adjust them.

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we have, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of government-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products offered by us; and

  increasing competition for foreign investment opportunities.

Furthermore, additional government-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirors’market share, and as a result we may face increased competition from the acquiror.

Integration of acquired businesses

In 2002, we acquired Banco Mercantil de São Paulo S.A, or “Mercantil”, Banco do Estado do Amazonas S.A., or “BEA”, Banco Cidade S.A., or “Banco Cidade”, Banque Banespa International S.A. (Luxembourg), Ford Leasing S.A., or “Ford Leasing”, Banco Ford S.A.’s consumer loan portfolio and Deutsche Bank Investimentos DTVM S.A., or “Deutsche Bank Investimentos”. In 2003, we acquired Banco Zogbi S.A., or “Banco Zogbi”, Banco Bilbao Vizcaya Argentaria Brasil, S.A., or “Banco BBV” (the name of which was changed to Banco Alvorada S.A., or “Banco Alvorada” in October 2003) and the activities of administration and management of security portfolios and investment funds of JPMorgan Fleming Asset Management. On February 10, 2004, we acquired 89.96% of Banco do Estado do Maranhão, or “BEM”. For more information on our recent acquisitions, see “Business—Recent Important Acquisitions and Joint Ventures”. We may engage in further acquisitions as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the institutions and assets we acquire or intend to acquire and the integration process during the post-acquisition period may involve certain risks, including the risks that:

  integrating new networks, information systems, personnel, products and customer bases into our existing business may place additional demands on our senior management, information systems, back office operations and marketing resources;

  we may incur unexpected liabilities or contingencies relating to the acquired businesses; and

  delays in the integration process may cause us to incur greater operating expenses than expected with respect to our acquired businesses.

A majority of our common shares are held by two stockholders, whose interests may conflict with our other investors’ interests

At December 31, 2003, Cidade de Deus—Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 47.72% of our common shares and Fundação Bradesco directly held 16.15% and indirectly held 46.85% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. For more information on our shareholders, see “Principal Shareholders”.

Changes in reserve and compulsory deposit requirements and taxes may hurt our ability to be profitable

In mid-2002, the Central Bank reimposed reserve requirements that had previously been reduced. The Central Bank could in the future increase reserve requirements or impose new reserve or compulsory deposit requirements. The reserve requirements require us, as of December 31, 2003, to hold a total of R$3.1 billion of Brazilian government securities that we previously had not been required to hold. As a result, liquidity, available to us to make loans and other investments, was reduced by that amount. In addition, we could be materially adversely affected by such changes because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits because:

  a portion of our compulsory deposits do not bear interest;

  we are obligated to hold some of our compulsory deposits in Brazilian government securities; and

  we must use a portion of the deposits to finance both a federal housing program and the rural sector.

Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. See “Regulation and Supervision—Bank Regulations—Reserve Requirements”.

Changes in taxes and other fiscal assessments

To support our fiscal policies, the Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes have produced uncertainty in the financial system, increased the cost of borrowing and contributed to the increase in our non-performing loan portfolio. For further information on tax reform in Brazil, see “Regulation and Supervision—Taxation”.

The changes in the Brazilian tax and social security systems may negatively affect our operations and revenue

The Brazilian Congress, through Law No. 10,684 of May 30, 2003, has approved the increase in the rate of the Contribuição para Financiamento de Seguridade Social, or “COFINS”, payable by entities in the financial services sector, including us. The Programa de Integração Social, or “PIS”, and COFINS were previously imposed on the gross revenues of financial companies at a combined rate of 3.65%. As of September 2003, the rate of COFINS increased from 3% to 4%. Therefore the two taxes are currently imposed on our combined revenues at a combined rate of 4.65%. On December 30, 2002, the Brazilian Government enacted Law No. 10,637, which raised the rate of PIS from 0.65% to 1.65% and made PIS a value-added tax. The new rate of 1.65% has been in force since December 1, 2003. Financial institutions are not subject to this new PIS regime. On December 29, 2003, the Brazilian Government enacted Law No. 10,833, which raised the rate of COFINS from 3% to 7.6% and made COFINS a value-added tax. The new rate of 7.6% has been in force since February 1, 2004. Financial institutions are not subject to this new COFINS regime. See “Regulation and Supervision—Taxation—PIS and COFINS”.

We may experience increases in our level of past due loans as our loan portfolio becomes seasoned

Our loan portfolio has grown substantially since 1996. Any corresponding rise in our level of past due loans may lag behind the rate of loan growth, however, because loans typically do not become past due within a short period of time after their origination. Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans.

In addition, as a result of the increase in our loan portfolio and the described lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.

Losses on our investments in marketable securities may have a significant impact on our results of operations and are not predictable

Marketable securities represent a material portion of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts of these gains and losses, which we record when investments in securities are sold, or in certain limited circumstances when the securities we hold are marked to market, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and variations from period to period have no practical analytical value. Gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

Our strategy of marketing and expanding Internet banking in Brazil could be badly received or more expensive than lucrative

We have aggressively pursued the use of the Internet for banking and other services to our clients and expect to continue to do so. However, the market for our Internet products is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to adapt effectively to growth and change in the Internet market and technology, our business, competitiveness, or results of operations could be materially affected.

The Internet may prove not to be a viable Brazilian commercial marketplace for a number of reasons, including a lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, or the lack of necessary development and commercialization of performance improvements.

To the extent that higher bandwidth Internet access becomes more widely available, we may be required to make significant changes to the design and content of our online network in order to compete effectively. Failure to effectively adapt to these or any other technological developments could adversely affect our business.

Our trading activities and derivatives transactions may produce material losses

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Each such derivatives transaction protects against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could adversely materially affect our future net income. For further discussion of our market risk, see “Quantitative and Qualitative Disclosures about Market Risk”. In the past four years the ratio of our trading securities to our total assets, as measured at December 31 of each year, has been as high as 22.5%, and could be greater in the future.

Risks Relating to the Notes

Our obligation under the notes will be subordinated to all our current and future secured and unsecured obligations, other than other subordinated indebtedness, and to some Brazilian statutory obligations

The notes will by their terms be subordinated in right of payment to all our current and future secured and unsecured indebtedness, other than other subordinated indebtedness, all our obligations to our depositors and all our obligations under financial instruments and derivatives. By reason of the subordination of the notes, in the event of our winding up or dissolution, or similar events, although the notes and any accrued interest thereon will become immediately due and payable, our assets will be available to pay such amounts only after all of our senior obligations have been paid in full.

Under Brazilian law, our obligations under the notes will also be subordinated to certain statutory preferences. In the event of our liquidation, certain claims, such as claims for salaries, wages, social security, taxes and court fees and expenses, will have preference over any other claim, including the notes. See “Regulation and Supervision—Intervention in and Administrative Liquidation of Financial Institutions—Repayment of Creditors in a Liquidation” for a discussion of measures affecting the priority of repayment of creditors.

If we do not satisfy our obligations under the notes, your remedies will be limited

Payment of principal of the notes may be accelerated only in the event of certain events involving our bankruptcy, winding up or dissolution or similar events. There is no right of acceleration in the case of a default in the performance of any of our covenants, including the payment of principal or interest.

Even if the payment of principal of the notes is accelerated, our assets will be available to pay those amounts only after:

  all of our senior obligations have been paid in full, as described above in “—Our obligation under the notes will be subordinated to all our current and future secured and unsecured obligations, other than other subordinated indebtedness, and to some Brazilian statutory obligations”; and

  we are actually declared bankrupt, are wound up or are otherwise dissolved for purposes of Brazilian law.

If, after these conditions are met, we make any payment from Brazil, we will be required to obtain the approval of the Central Bank for the remittance of funds outside Brazil. See “—If we are unable to make payments on the notes from the Cayman Islands and must make payments from Brazil, we may experience delays in obtaining or be unable to obtain the necessary Central Bank approvals”.

Payments to be made by us under the notes may be suspended if we are not in compliance with Central Bank capitalization requirements

Pursuant to Central Bank Resolution No. 2837, dated as of May 30, 2001, as a condition for the subordinated debt represented by the notes to qualify as part of the second tier of our reference net worth (as defined below) which is taken into account for purposes of assessment of risk-weighted capital adequacy (referred to herein as “Tier 2 Capital”), the indenture provides that principal and interest payments to be made by us under the notes on the corresponding payment dates and maturity date (including as a result of early redemption) shall be deferred if we are not in compliance with Central Bank risk-based capital requirements (which as currently imposed relate to required net worth, leverage, risk diversification and investment of funds in permanent assets), or if such payments would cause us to no longer be in compliance with such risk-based capital requirements as in effect from time to time. In such a case, all payments falling due under the notes would be deferred until we are, and after making such payment would continue to be, in compliance with the risk-based capital requirements. See “Regulation and Supervision—Bank Regulations—Principal Limitations and Restrictions on Activities of Financial Institutions—Capital Adequacy and Leverage”. See “Description of the Notes—Deferral of Interest and Principal” for more information on the deferral of payments under the notes. Any suspension of payments due to our failure to satisfy the risk-based capital requirements would have a material adverse effect on our ability to make scheduled payments under the notes and, in addition, would prevent the use of the money in the reserve account and the receipt of money under the insurance policy if there was a currency inconvertibility/non-transfer event at the same time.

The funds on deposit in the reserve account may not be available to the trustee for payments to the noteholders in all circumstances

In certain circumstances, the trustee will be required to apply funds on deposit in the reserve account for payments to holders of our other obligations (as defined below) before such funds are applied to payments to noteholders under the notes. In the event that, at any time prior to or on the maturity date, any event occurs that would (i) postpone payment of any part of any of our debt which the Central Bank has authorized to be classified as “Tier II” of our patrimônio de referência (or “reference net worth”, being the stockholders’ equity plus revenue accounts (positive result), less expense accounts (negative result)) under CMN Resolution No. 2,837, or (ii) subordinate any payments of any such debt to our other obligations (which we refer to as a “subordination event”), the trustee will be required to cease to make any payments of interest owing on, or with respect to, the notes from funds on deposit in the reserve account. Further, if at any time prior to or on the maturity date, a subordination event has occurred and is continuing, and (i) we do not have sufficient funds to make all payments due in respect of any of our other obligations or (ii) the payment of any of our other obligations has been accelerated, the trustee will be required to withdraw and pay to us such funds on deposit on the reserve account as we may request to cover such insufficiency. Also, in the event that we are the subject of liquidation, dissolution or other winding up prior to or on the maturity date, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, before noteholders are entitled to receive any payment under the notes, the holders of our other obligations shall be entitled to receive, for application to the payment thereof, any payment or distribution that is payable or deliverable in respect of the notes, including payments from funds on deposit in the reserve account. See “Description of the Notes—Ranking” and “Description of the Notes—Credit Support—Reserve Account”.

If we are unable to make payments on the notes from the Cayman Islands and must make payments from Brazil, we may experience delays in obtaining or be unable to obtain the necessary Central Bank approvals

We are under no legal obligation to maintain liquidity at our Grand Cayman branch at levels sufficient to make payments on the notes. In case payment under notes issued by our Grand Cayman branch is requested directly from us in Brazil (whether by reason of a lack of liquidity of our Grand Cayman branch, acceleration, enforcement of a judgment or imposition of any restriction under the laws of the Cayman Islands), and payment thereunder is to be made from Brazil in a currency other than the lawful currency of Brazil through a foreign exchange transaction, a specific Central Bank approval may be required for the remittance of funds outside Brazil. Currently such an approval is required except as described below. Requests for remittances of foreign currency are granted by the Central Bank on a case-by-case basis and only immediately prior to the date on which the payment is to be remitted abroad. There could be significant delays in obtaining Central Bank approval. In addition, we might not be able to obtain approval at all because Brazilian law provides that in the event there is a serious imbalance in Brazil’s balance of payments or there is a foreseeable likelihood of such an imbalance, the Brazilian government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies.

The likelihood of the imposition of restrictions on the remittance of foreign currency by the Brazilian government at any time may be affected by, among other factors, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the IMF and political constraints to which Brazil may be subject, all of which are factors that are beyond our control. Although payments by Brazilian issuers in respect of securities obligations issued in the international capital markets, such as the notes, have not been subject to restrictions imposed by the Central Bank to date, the Brazilian government could impose these restrictions in the future.

In the event that no approvals are obtained or obtainable for the payment by us of amounts owed and payable by our Grand Cayman Branch through remittances from Brazil, we may have to seek other mechanisms permitted by applicable law to effect payment of amounts due under the notes. However, we cannot assure you that other remittance mechanics permitted by applicable law will be available in the future, and even if they are available in the future, we cannot assure you that the payments due under the notes would be possible through such mechanisms.

The absence of a public market for these notes may affect the ability of the noteholders to sell these notes in the future and may affect the price they would receive if such sale were to occur

The notes are new securities for which there is currently no established market, and although application has been made to list the Notes on the Luxembourg stock exchange, there is no assurance that a market for the notes will develop. Although the initial purchaser of the old notes has informed us that it currently intends to make a market in the notes, it is not obligated to do so and any such market-making activities may be discontinued at any time without notice. Accordingly, we cannot give any assurance as to the development or liquidity of any market for the notes.

The liquidity of and trading market for the notes may be adversely affected by a general decline in the market for similar securities. Such a decline may adversely affect our liquidity and trading markets independent of our prospects of financial performance. You may not be able to sell your notes at a particular time, and the prices that you receive when you sell may not be favorable. Additionally, we cannot assure you that if you do not exchange your old notes in the exchange offer, there will be any trading market for the old notes following completion of the exchange offer.

The book-entry registration system of the notes may reduce the liquidity of any secondary market for the notes and may limit the receipt of payments by the beneficial owners of the notes

Because transfers of interests in the global note to be issued can be effected only through book entries at DTC, Clearstream, Luxembourg and Euroclear, for the accounts of their respective participants, the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book entry form in the name of a DTC, Clearstream, Luxembourg, or Euroclear participant, as applicable. The ability to pledge interests in the global notes may be limited due to the lack of a physical certificate. Beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC, Clearstream, Luxembourg, or Euroclear, as applicable, who will then forward payment to their respective participants, who (if not themselves the beneficial owners) will thereafter forward payments to the beneficial owners of the global notes. In the event of the insolvency of DTC, Clearstream, Luxembourg, Euroclear or any of their respective participants in whose name interests in the global notes are recorded, the ability of beneficial owners to obtain timely or ultimate payment of principal and interest on global notes may be impaired.

The rating of the notes may be lowered or withdrawn depending on some factors, including the rating agency’s assessment of our financial strength, the insurers’ financial strength and Brazilian sovereign risk

It was a condition to the issuance of the old notes that they be rated as least Baa1 by Moody’s Investors Service, Inc. The rating addresses the likelihood of payment of principal on October 24, 2013, unless the maturity of the notes is extended as a result of certain currency exchange or transfer control events being in effect on that date, in which case the maturity of the notes will be no later than April 24, 2015, provided that we are in compliance with the risk-based capital requirements. The rating also addresses the timely payment of interest on each payment date. The rating of the notes is not a recommendation to purchase, hold or sell the notes, and the rating does not comment on market price or suitability for a particular investor. We cannot assure you that the rating of the notes will remain for any given period of time or that the rating will not be lowered or withdrawn. A downgrade in the rating of the notes will not be an event of default under the indenture. The assigned rating may be raised or lowered depending, among other factors, on the rating agency’s assessment of our financial strength and the insurers’ financial strength, as well as its assessment of Brazilian sovereign risk generally, including the suitability of the length of coverage afforded by the insurers.

Risks Relating to the Insurance Policy

Limited financial information concerning the insurers

The rating of the notes is in part based on the availability of the insurance policy to cover certain risks related to the inconvertibility or non-transferability of amounts due under the notes in the event that the government of Brazil imposes limitations on the conversion of reais to U.S. dollars and/or transfer of U.S. dollars outside Brazil. Limited financial information concerning the insurers has been provided by Sovereign and is included in this prospectus. Any decline in the financial condition of the insurers (including as a result of any insolvency or similar proceedings) may impair the ability of Sovereign to pay claims under the insurance policy and could result in a downgrade of the rating of the notes. See “The Insurers and the Insurance Policy--The Insurers”. Accordingly, you should take into account the limited financial information on the insurers in making your decision to invest in the notes.

Limitation on amount of coverage under the insurance policy

The insurance policy has a policy payment limit in U.S. dollars which corresponds to the amount of scheduled interest due on the notes for eighteen months’ interest on the notes (including the amounts on deposit in the reserve account) and certain premium payments due under the insurance policy. The amounts available to the trustee from the insurance policy and the reserve account should be sufficient to cover the payment of interest due on the notes for up to three semi-annual interest payment periods (and certain premium payments due under the insurance policy). If for any reason any currency inconvertibility/non-transfer event were to continue for a period longer than eighteen months, during which time we would otherwise be required to make payments under the notes, we might default on our obligation to pay interest and/or principal on the notes.

We will not be discharged from our obligations under the notes upon payment of interest on the notes with funds provided by Sovereign under the insurance policy (other than with funds constituting the initial refundable premium made to the trustee on the closing date for deposit in the reserve account). Upon the occurrence of such event, (i) Sovereign shall be subrogated to the rights of the noteholders with respect to such payment, and (ii) the notes shall be deemed to remain outstanding at any time that amounts remain due and owing to Sovereign under the insurance policy.

The insurance policy is issued to the trustee for the benefit of the noteholders. Nothing in the insurance policy, express or implied, shall give to any noteholder any legal or equitable right, remedy or claim thereunder.

Delays in receipt of payments under the insurance policy for discontinuous periods of payment restrictions

Under the insurance policy, Sovereign has up to 180 days to make a payment to the trustee from the date a claim is filed. In order to facilitate timely payments to noteholders as a result of this waiting period, six months of scheduled interest on the notes was paid by Sovereign to the trustee and the trustee deposited such amount in the reserve account on the issue date. As long as the insurance policy is in place, we will replenish the reserve account following the withdrawal of funds from such account to an amount equal to U.S.$21,875,000 and the interest that would accrue on such amount at the note rate plus 1.0% during a 30-day period. Sovereign has no obligation to replenish amounts in the reserve account. Upon a subordination event, however, we may instruct the trustee to withdraw funds in the reserve account and pay to us such funds as we may request. In the event that a currency inconvertibility/non-transfer event occurs with respect to discontinuous payment dates, the liquidity function provided by the deposit in the reserve account to make the first such payment promptly may not be available with respect to subsequent periods if we fail to replenish the reserve account, and receipt of payments under the insurance policy by the trustee will be subject to the waiting period described above for Sovereign to pay such claims to the trustee.

Conditional nature of Sovereign’s obligation to pay under the insurance policy

Sovereign’s obligation to make payments under the insurance policy is subject to certain conditions, limitations and exclusions, including, but not limited to:

  the requirement that we generally either attempt and fail to convert reais to U.S. dollars or attempt and fail to transfer U.S. dollars outside Brazil to the trustee in New York;

  the filing by the trustee, as the insured party under the insurance policy, of a claim with Sovereign; and

  the provision of certain information by the trustee and us to Sovereign within the time periods proscribed by the insurance policy in connection with the filing of the claim with Sovereign.

The failure to file a claim, if not waived by Sovereign, may free Sovereign from any obligation to make any payment under the insurance policy.

In addition, Sovereign may in certain circumstances cancel the insurance policy and exclude the payment of a claim thereunder. For further information on these circumstances, see “The Insurers and the Insurance Policy”.

Sovereign’s right of subrogation and reimbursement

In the event that Sovereign pays a claim under the insurance policy (other than the amount initially paid to fund the initial deposit in the reserve account on the issue date) to the trustee and is not otherwise reimbursed by us, Sovereign shall receive an assignment from the trustee, and be subrogated to the noteholders’ receipt of the scheduled interest payments due on the notes in accordance with the indenture and/or any premium payments, as applicable, which were the subject of the claim under the insurance policy. If at any time the trustee or Sovereign shall obtain recoveries in respect of a loss paid under the insurance policy or the trustee receives any payment from us under the indenture after the payment of a claim under the policy by Sovereign, the amounts of any such recoveries or payments will be applied, prior to any payment on the notes, but with respect to any payments received by the trustee, after any required payments to the trustee under the indenture in respect of fees, expenses or indemnification, first, to the full repayment of compensation paid by Sovereign to the trustee; second, to the full payment of any loss adjustment expenses incurred by Sovereign and associated with the loss; third, to the payment of interest on the foregoing amounts equal to the interest rate on the notes; fourth, to the payment of all unpaid premiums due under the insurance policy; and fifth, to payment to the trustee of uninsured loss suffered by the trustee. Sovereign shall be entitled to be so reimbursed in respect of such claim until such time as Sovereign has received payment in full of all such amounts due to it. Accordingly, Sovereign will receive such amounts prior to the noteholders receiving payments due under the notes. See “The Insurers and the Insurance Policy”.

Limitation on timing of payments under the insurance policy

The insurance policy requires that Sovereign make payments in respect of a claim thereunder in accordance with the original payment schedule for interest on the notes. Accordingly, in the event of an acceleration of the notes prior to the maturity thereof during certain events, Sovereign will not be obligated to make such payments immediately upon acceleration.

The notes will initially be represented by a global note, as described in “Form, Denomination and Transfer”. Payments of principal and interest on the global note will be made to the registered holders thereof in each case by wire transfer of immediately available funds. It is expected that the registered holders of global notes will receive the funds for distribution to the holders of beneficial interests in the global notes. Neither we nor the trustee will have any responsibility or liability for any of the records of, or payments made by, DTC or its nominees or Euroclear or Clearstream, Luxembourg. See “Form, Denomination and Transfer”.

If any date for a payment of principal or interest or redemption is not a business day in a city where payment is made or in the city of any paying agent, payment will be made on the next business day in that city unless such day falls in the next calendar month, in which case payment will be made on the preceding business day. No interest on the notes will accrue as a result of this delay in payment.

We have appointed the trustee as a paying agent to receive payment of the principal amount of and interest on the notes. We will be required to make all payments of principal of and interest and other amounts on the notes into a payment account maintained by the trustee by 11:00 a.m. (New York time) on the payment date therefor and otherwise in accordance with the terms of the Indenture.

All payments made by Sovereign under the insurance policy will be paid directly into the payment account.

Subject to applicable law, the trustee and the paying agents will pay to us upon request any monies held by them for the payment of principal or interest that remain unclaimed for two years after becoming due and payable. Thereafter, noteholders entitled to these monies must seek payment from us as unsecured general creditors and not from the trustee or the paying agents. Before any such funds are returned to us, the trustee or the paying agents will publish a notice that these monies remain unclaimed.

THIS EXCHANGE OFFER

Purpose and Terms of this Exchange Offer

The existing notes were originally sold in October 2003 in an offering that was exempt from the registration requirements of the Securities Act. As of the date of this prospectus, U.S.$500 million aggregate principal amount of existing notes is outstanding. In connection with the sale of the existing notes, we entered into a registration rights agreement in which we agreed to file with the SEC a registration statement with respect to the exchange of existing notes for exchange notes and to use our best efforts to cause the registration statement to remain effective until the closing of the exchange offer. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part. This exchange offer satisfies our contractual obligations under the registration rights agreement.

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange up to U.S.$500 million aggregate principal amount of existing notes for U.S.$500 million aggregate principal amount of notes which have been registered under the Securities Act. We will accept for exchange existing notes that you properly tender prior to the expiration date and do not withdraw in accordance with the procedures described below. You may tender your existing notes in whole or in part in integral multiples of U.S.$10,000 principal amount.

This exchange offer is not conditioned upon the tender for exchange of any minimum aggregate principal amount of existing notes. We reserve the right in our sole discretion to purchase or make offers for any existing notes that remain outstanding after the expiration date or, as detailed under the caption “—Conditions to this Exchange Offer”, to terminate this exchange offer and, to the extent permitted by applicable law, purchase existing notes in the open market, in privately negotiated transactions or otherwise. The terms of any of these purchases or offers could differ from the terms of this exchange offer. There will be no fixed record date for determining the registered holders of the existing notes entitled to participate in the exchange offer.

Only a registered holder of the existing notes (or the holder’s legal representative or attorney-in-fact) may participate in the exchange offer. Holders of existing notes do not have any appraisal or dissenters’ rights in connection with this exchange offer. Existing notes which are not tendered in, or are tendered but not accepted in connection with, this exchange offer will remain outstanding. We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act and SEC rules and regulations.

If we do not accept any tendered existing notes for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted existing notes, without expense, to the tendering holder promptly after the expiration date.

If you tender existing notes in connection with this exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of existing notes in connection with this exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See “—Fees and Expenses”.

Unless the context requires otherwise, the term “holder” with respect to this exchange offer means any person in whose name the existing notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any participant in The Depository Trust Company whose name appears on a security position listing as a holder of existing notes (including, for purposes of this exchange offer, beneficial interests in the existing notes held by direct or indirect participants and existing notes held in definitive form).

WE MAKE NO RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF YOUR EXISTING NOTES INTO THIS EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE THIS RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER INTO THIS

EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF EXISTING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH YOUR ADVISORS, IF ANY, BASED ON YOUR FINANCIAL POSITION AND REQUIREMENTS.

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on ____________, 2004; unless we extend this exchange offer, in which case the term “expiration date” shall mean the latest date and time to which we extend this exchange offer.

We expressly reserve the right, at any time or from time to time, so long as applicable law allows:

  to delay our acceptance of existing notes for exchange;

  to terminate or amend this exchange offer if, in the opinion of our counsel, completing the exchange offer would violate any applicable law, rule or regulation or any SEC staff interpretation; and

  to extend the expiration date and retain all existing notes tendered into this exchange offer, subject, however, to your right to withdraw your tendered existing notes as described under “—Withdrawal Rights”.

If this exchange offer is amended in a manner that we think constitutes a material change, or if we waive a material condition of this exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the existing notes, and we will extend this exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

We will promptly follow any delay in acceptance, termination, extension or amendment by oral or written notice of the event to the exchange agent followed promptly by oral or written notice to the registered holders. Should we choose to delay, extend, amend or terminate the exchange offer, we will have no obligation to publish, advertise or otherwise communicate this announcement, other than by making a timely release to an appropriate news agency.

Procedures For Tendering The Existing Notes

Upon the terms and the conditions of this exchange offer, we will exchange, and we will issue to the exchange agent, exchange notes for existing notes that have been validly tendered and not validly withdrawn promptly after the expiration date. The tender by a holder of any existing notes and our acceptance of that holder’s notes will constitute a binding agreement between us and that holder subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal.

Valid Tender

We will deliver exchange notes in exchange for existing notes that have been validly tendered and accepted for exchange pursuant to this exchange offer. Except as set forth below, you will have validly tendered your existing notes pursuant to this exchange offer if the exchange agent receives prior to the expiration date at the address listed under the caption “—Exchange Agent:”

  a properly completed and duly executed letter of transmittal, with any required signature guarantees, including all documents required by the letter of transmittal; or

  if the notes are tendered in accordance with the book-entry procedures set forth below, the tendering note holder may transmit an agent’s message (described below) instead of a letter of transmittal.

  In addition, on or prior to the expiration date:

  the exchange agent must receive the certificates for the notes along with the letter of transmittal; or

  the exchange agent must receive a timely book-entry confirmation of a book-entry transfer of the tendered notes into the exchange agent’s account at The Depository Trust Company according to the procedure for book-entry transfer described below, along with a letter of transmittal or an agent’s message in lieu of the letter of transmittal; or

  the holder must comply with the guaranteed delivery procedures described below.

Accordingly, we may not make delivery of exchange notes to all tendering holders at the same time since the time of delivery will depend upon when the exchange agent receives the existing notes, book-entry confirmations with respect to existing notes and the other required documents.

The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of existing notes into the exchange agent’s account at The Depository Trust Company. The term “agent’s message” means a message, transmitted by The Depository Trust Company to and received by the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

If you tender less than all of your existing notes, you should fill in the amount of existing notes you are tendering in the appropriate box on the letter of transmittal or, in the case of a book-entry transfer, so indicate in an agent’s message if you have not delivered a letter of transmittal. The entire amount of existing notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and, unless waived by us, you must submit evidence satisfactory to us, in our sole discretion, of that person’s authority to act. For existing notes registered in two or more names, all named holders must sign the letter of transmittal and related tender documents. Tenders from persons other than the registered holder of existing notes will only be accepted if the customary transfer requirements, including any applicable transfer taxes, are fulfilled.

If you are a beneficial owner of existing notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, we urge you to contact this entity promptly if you wish to participate in this exchange offer.

THE METHOD OF DELIVERY OF EXISTING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND AT YOUR SOLE RISK, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY AND YOU SHOULD OBTAIN PROPER INSURANCE. DO NOT SEND ANY LETTER OF TRANSMITTAL OR EXISTING NOTES TO BRADESCO. YOU MAY REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE TO EFFECT THESE TRANSACTIONS FOR YOU.

Book-Entry Transfer

Holders who are participants in The Depository Trust Company tendering by book-entry transfer must execute the exchange through the Automated Tender Offer Program or ATOP at The Depository Trust Company on or prior to the expiration date. The Depository Trust Company will verify this acceptance and execute a book-entry transfer of the tendered Certificates into the exchange agent’s account at The Depository Trust Company. The Depository Trust Company will then send to the exchange agent a book-entry confirmation including an agent’s message confirming that The Depository Trust Company has received an express acknowledgment from the holder that the holder has received and agrees to be bound by the letter of transmittal and that the exchange agent and we may enforce the letter of transmittal against such holder. The book-entry confirmation must be received by the exchange agent in order for the exchange to be effective.

The exchange agent will make a request to establish an account with respect to the existing notes at The Depository Trust Company for purposes of this exchange offer within two business days after the date of this prospectus unless the exchange agent already has established an account with The Depository Trust Company suitable for this exchange offer.

Any financial institution that is a participant in The Depository Trust Company’s book-entry transfer facility system may make a book-entry delivery of the existing notes by causing The Depository Trust Company to transfer these existing notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfers.

If the tender is not made through ATOP, you must deliver the existing notes and the applicable letter of transmittal, or a facsimile of the letter of transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message in lieu of a letter of transmittal, and any other required documents to the exchange agent at its address listed under the caption “—Exchange Agent”prior to the expiration date, or you must comply with the guaranteed delivery procedures set forth below in order for the tender to be effective.

Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent and book-entry transfer to The Depository Trust Company in accordance with its procedures does not constitute delivery of the book-entry confirmation to the exchange agent.

Signature Guarantees

Signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are only required if:

  a certificate for existing notes is registered in a name other than that of the person surrendering the certificate; or

  a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal. See “Instructions” in the letter of transmittal.

In the case of either of the cases outlined above, you must duly endorse these certificates for existing notes or they must be accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution” that is a member of a medallion guarantee program, unless these notes are surrendered on behalf of that eligible guarantor institution. An “eligible guarantor institution”includes the following:

  a bank;

  a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  a credit union;

  a national securities exchange, registered securities association or clearing agency; or

  a savings association.

Guaranteed Delivery

If you desire to tender existing notes into this exchange offer and:

  the certificates for the existing notes are not immediately available;

  time will not permit delivery of the existing notes and all required documents to the exchange agent on or prior to the expiration date; or

  the procedures for book-entry transfer cannot be completed on a timely basis,

you may nevertheless tender the existing notes, provided that you comply with all of the following guaranteed delivery procedures:

  tender is made by or through an eligible guarantor institution;

  prior to the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the letter of transmittal. This eligible guarantor institution may deliver the Notice of Guaranteed Delivery by hand or by facsimile or deliver it by mail to the exchange and must include a guarantee by this eligible guarantor institution in the form in the Notice of Guaranteed Delivery; and

  within three New York Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the exchange agent must receive:

  the certificates, or book-entry confirmation, representing all tendered existing notes, in proper form for transfer;

  a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal, with any required signature guarantees; and

  any other documents required by the letter of transmittal.

Determination of Validity

  We have the right, in our sole discretion, to determine all questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered existing notes. Our determination will be final and binding on all parties.

  We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders of existing notes that we determine are not in proper form.

  We reserve the absolute right, in our sole and absolute discretion, to refuse to accept for exchange a tender of existing notes if our counsel advises us that the tender is unlawful.

  We also reserve the absolute right, so long as applicable law allows, to waive any of the conditions of this exchange offer or any defect or irregularity in any tender of existing notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

  Our interpretation of the terms and conditions of this exchange offer, including the letter of transmittal and the instructions relating to us, will be final and binding on all parties.

  We will not consider the tender of existing notes to have been validly made until all defects or irregularities with respect to the tender have been cured or waived.

  Neither we, our affiliates, the exchange agent, and any other person will be under any duty to give any notification of any defects or irregularities in tenders and will not incur any liability for failure to give this notification.

Acceptance for Exchange for the Exchange Notes

Upon satisfaction or waiver of all of the conditions of the exchange offer, we will accept, promptly after the expiration date, all existing notes properly tendered and will issue the exchange notes promptly after acceptance of the existing notes. See “—Conditions to this “Exchange Offer”. Subject to the terms and conditions of this exchange offer, we will be deemed to have accepted for exchange, and exchanged, existing notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent, with any oral notice promptly confirmed in writing by us, of our acceptance of these existing notes for exchange in this exchange offer. The exchange agent will act as our agent for the purpose of receiving tenders of existing notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving existing notes, letters of transmittal and related documents and transmitting exchange notes to holders who validly tendered existing notes. The exchange agent will make the exchange promptly after the expiration date. If for any reason whatsoever:

  the acceptance for exchange or the exchange of any existing notes tendered in this exchange offer is delayed, whether before or after our acceptance for exchange of existing notes;

  we extend this exchange offer; or

  we are unable to accept for exchange or exchange existing notes tendered in this exchange offer;

then, without prejudice to our rights set forth in this prospectus, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered existing notes and these existing notes may not be withdrawn unless tendering holders are entitled to withdrawal rights as described under “—Withdrawal Rights”.

Interest

For each existing note that we accept for exchange, the existing note holder will receive a new note having a principal amount and final distribution date equal to that of the surrendered existing note. If we complete this exchange offer before October 24, 2004, interest on the new notes will accrue from April 24, 2004. If we complete this exchange offer on or after October 24, 2004, interest on the new notes will accrue from October 24, 2004.

Resales of the Exchange Notes

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

  you acquire any new note in the ordinary course of your business;

  you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

  you are not a broker-dealer who purchased outstanding notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

  you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of Bradesco.

If our belief is inaccurate and you transfer any new note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your notes from these requirements, you may incur liability under the Securities Act. We do not assume any liability or indemnify you against any liability under the Securities Act.

Each broker-dealer that is issued exchange notes for its own account in exchange for notes that it acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer who acquired existing notes under these circumstances may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of existing notes at any time prior to the expiration date.

  In order for a withdrawal to be effective, you must deliver a written, telegraphic or facsimile transmission of a notice of withdrawal to the exchange agent at any of its addresses listed under the caption “—Exchange Agent” prior to the expiration date.

  Each notice of withdrawal must specify:

    the name of the person who tendered the existing notes to be withdrawn;

    the aggregate principal amount of existing notes to be withdrawn; and

    if certificates for these existing notes have been tendered, the name of the registered holder of the notes as set forth on the existing notes, if different from that of the person who tendered these existing notes.

  If you have delivered or otherwise identified to the exchange agent certificates for existing notes, the notice of withdrawal must specify the serial numbers on the particular certificates for the existing notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of existing notes tendered for the account of an eligible guarantor institution.

  If you have tendered existing notes in accordance with the procedures for book-entry transfer listed in “—Procedures for Tendering the Existing Notes — Book-Entry Transfer “, the notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawal of existing notes and must otherwise comply with the procedures of The Depository Trust Company.

  You may not rescind a withdrawal of your tender of existing notes.

  We will not consider existing notes properly withdrawn to be validly tendered for purposes of this exchange offer. However, you may retender existing notes at any subsequent time prior to the expiration date by following any of the procedures described above in “—Procedures for Tendering the Existing Notes”.

  We, in our sole discretion, will determine all questions as to the validity, form and eligibility, including time of receipt, of any withdrawal notices. Our determination will be final and binding on all parties. We, our affiliates, the exchange agent and any other person have no duty to give any notification of any defects or irregularities in any notice of withdrawal and will not incur any liability for failure to give any such notification.

  We will return to the holder any existing notes which have been tendered but which are withdrawn promptly after the withdrawal.

Conditions to this Exchange Offer

Notwithstanding any other provisions of this exchange offer or any extension of this exchange offer, we will not be required to accept for exchange, or to exchange, any existing notes. We may terminate this exchange offer, whether or not we have previously accepted any existing notes for exchange, or we may waive any conditions to or amend this exchange offer, if we determine in our sole and absolute discretion that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC.

Exchange Agent

We have appointed The Bank of New York as exchange agent for this exchange offer. You should direct all deliveries of the letters of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letters of transmittal to the exchange agent as follows:

By Mail, Hand and Courier:

The Bank of New York
Corporate Trust Operations, Reorganization Unit
101 Barclay Street – 7 East
New York, New York 10286
Attention: Mr. Kin Lau

By Facsimile: (212) 815 3750
Confirm by telephone: (212) 298 1915

Delivery to other than the above address or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders of the existing notes. We will make the initial solicitation by mail; however, we may decide to make additional solicitations personally or by telephone or other means through our officers, agents, directors or employees.

We have not retained any dealer-manager or similar agent in connection with this exchange offer and we will not make any payments to brokers, dealers or others soliciting acceptances of this exchange offer. We have agreed to pay the exchange agent and note trustee reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus and related documents to the beneficial owners of existing notes, and in handling or tendering for their customers.

Transfer Taxes

Holders who tender their existing notes will not be obligated to pay any transfer taxes in connection with the exchange, except that if:

  you want us to deliver exchange notes to any person other than the registered holder of the existing notes tendered;

  you want us to issue the exchange notes in the name of any person other than the registered holder of the existing notes tendered; or

  a transfer tax is imposed for any reason other than the exchange of existing notes in connection with this exchange offer;

then you will be liable for the amount of any transfer tax, whether imposed on the registered holder or any other person. If you do not submit satisfactory evidence of payment of such transfer tax or exemption from such transfer tax with the letter of transmittal, the amount of this transfer tax will be billed directly to the tendering holder.

Consequences of Exchanging or Failing to Exchange Existing Notes

Holders of existing notes who do not exchange their existing notes for exchange notes in this exchange offer will continue to be subject to the provisions of the agreements regarding transfer and exchange of the existing notes and the restrictions on transfer of the existing notes set forth on the legend on the existing notes. In general, the existing notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the existing notes under the Securities Act except with respect to this exchange offer.

Based on interpretations by the staff of the SEC, as detailed in no-action letters issued to third parties, we believe that exchange notes issued in this exchange offer in exchange for existing notes may be offered for resale, resold or otherwise transferred by the holders (other than any holder that is an affiliate of our company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of these exchange notes. However, we do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer.

Each holder must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of our company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, the holder:

  could not rely on the applicable interpretations of the staff of the SEC, and must comply with the registration and prospectus delivery requirements of the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution”.

In addition, to comply with state securities laws, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. The offer and sale of the exchange notes to “qualified institutional buyers” (as defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. We currently do not intend to register or qualify the sale of the exchange notes in any state where an exemption from registration or qualification is required and not available.

USE OF PROCEEDS

We will receive no proceeds from the exchange of existing notes for exchange notes. The issuance of the exchange notes will not result in any change in our aggregate indebtedness. The net proceeds from the existing notes was approximately U.S.$490,340,000 (after deducting fees, commissions and other expenses). Those proceeds were used for general corporate purposes.

EXCHANGE CONTROLS AND FOREIGN EXCHANGE RATES

The real was introduced in July 1994, and from that time through March 1995 the real appreciated against the U.S. dollar. In March 1995 the Central Bank introduced exchange rate policies that established a trading band within which the real-U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank allowed the real to float freely.

During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000, 2001 and 2002 the real continued to decline against the U.S. dollar, but during 2003 it appreciated against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate against the U.S. dollar and other currencies.

The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank, expressed in reais per U.S. dollars for the periods and dates indicated.

Noon Buying Rate for U.S. dollars R$ per U.S.$1.00

Period	Period-End	Average(1)	High	Low

1999	R$1.8090	R$1.8135	R$2.2000	R$1.2074
2000	1.9510	1.8330	1.9840	1.7230
2001	2.3120	2.3220	2.7850	1.9720
2002	3.5400	2.9420	3.8030	2.3260
2003	2.8950	3.0954	3.6590	2.8230
December	2.8950	—	2.9450	2.8700

2004
January	2.9240	—	2.9450	2.8070
February	2.9150	—	2.9720	2.9040
March	2.9070	—	2.9400	2.8680
April	2.9440	—	2.9590	2.8740
May	3.1110	—	3.2085	2.9620
June	3.1050	—	3.1620	3.1030
__________________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Federal Reserve Bank of New York.

On July 27, 2004, the noon buying rate reported by the Federal Reserve Bank of New York was R$3.063 to U.S.$1.00.

The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per U.S. dollars for the periods and dates indicated.

Closing Rate Selling Rate for U.S. dollars
R$ per U.S.$1.00

Period	Period-End	Average(1)	High	Low

1999	R$1.7890	R$ 1.8019	R$ 2.1647	R$ 1.2078
2000	1.9554	1.8313	1.9847	1.7234
2001	2.3204	2.3226	2.8007	1.9357
2002	3.5333	2.9461	3.9552	2.2709
2003	2.8892	3.0964	3.6623	2.8219
December	2.8892	—	2.9434	2.8883
2004
January	2.9409	—	2.9409	2.8022
February	2.9138	—	2.9878	2.9042
March	2.9086	—	2.9410	2.8752
April	2.9447	—	2.9522	2.8743
May	3.1291	—	3.2051	2.9569
June	3.1075	—	3.1651	3.1030
__________________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Central Bank.

On July 27, 2004, the U.S. dollar selling rate reported by the Central Bank at the close of the day was R$3.067 to U.S.$1.00.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of and our ratio of earnings to fixed charges for each year in the four-year period ended December 31, 2003. The ratio of earnings to fixed charges covers continuing operations, and for this purpose (a) earnings consist of income (loss) before income taxes plus fixed charges and (b) fixed charges consist of interest expense on all debt (including capitalized interest), amortization of defined financing costs and a percentage of rental expense deemed to be interest.

	For the Year Ended December 31,

	2003	2002	2001	2000	1999

	(R$ in millions, except ratios)
Earnings:

Income from continuing operations before income taxes and minority interest	R$2,656	R$2,288	R$2,838	R$2,234	R$722
Equity in earnings (losses) of unconsolidated companies	(60)	(150)	(109)	(145)	173
Distributed income of equity investees	85	81	17	74	18
Interest expense	9,717	14,927	9,159	6,512	9,216
Appropriated portion (1/3) of rent expense	91	65	53	42	47
Earnings available for fixed charges	12,489	17,211	11,958	8,717	10,176
Fixed charges
Interest expense	9,717	14,927	9,159	6,512	9,216
Appropriated portion (1/3) of rent expense	91	65	53	42	47
Total fixed charges	R$9,808	R$14,992	R$9,212	R$6,554	R$9,263
Ratio of earnings to fixed charges	1.27x	1.15x	1.30x	1.33x	1.10x

CAPITALIZATION

The following table sets forth our capitalization at May 31, 2004, as derived from our unaudited consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. This table should be read in conjunction with “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements as at and for the year ended December 31, 2003, prepared in accordance with U.S. GAAP and included elsewhere in this prospectus.

On December 17, 2003, a special stockholders’ meeting approved a proposal submitted by our Board of Directors to undertake a reverse stock split of each of our common shares and our preferred shares. In both cases, the reverse stock split involves the issue of one new share for every 10,000 existing shares per one new share. The reverse stock split was approved by the Central Bank on January 6, 2004. As of March 19, 2004, when the period for our stockholders to group their holdings (by type) in multiple lots of 10,000 ended, the remaining fractional shares were separated, grouped in whole numbers and sold in an auction held at the São Paulo Stock Exchange on March 31, 2004. The proceeds of the sale were remitted to the former shareholders. As a result, as of March 19, 2004, our corporate capital of R$7,000,000,000 is represented by 158,587,941 shares, with no par value, of which 79,894,005 will be common shares and 78,693,936 will be preferred shares.

There has been no material change to our capitalization since May 31, 2004.

-36

	At May 31, 2004

	(U.S.$ in millions) (1)	(R$ in millions, except %)
Long-term debt (2)
Deposits	4,660	14,583
Funds from acceptance and issuance of securities	890	2,785
Borrowings and onlendings	1,754	5,488
Other liabilities	3,243	10,147

Total	10,547	33,003

Secured and guaranteed long-term debt (3)
Federal funds purchased and securities sold under agreements to repurchase (3)	422	1,321

Total long-term debt	10,969	34,324

Provision related to insurance, private pension plans and special savings	8,109	25,373
Deferred income	10	31
Minority interest	21	65

Stockholders' equity (4)	4,255	13,313

Total capitalization (5)	23,364	73,106

Risk-based capital ratios
Risk-based capital ratio (6)		18.0%
Risk-based capital ratio (consolidated total basis) (7)		15.7%

(1)

Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.1291 per U.S.$1.00, the Central Bank closing commercial selling exchange rate on May 31, 2004. The translation of Brazilian currency amounts into U.S. dollars is for indicative purposes only; it should not be construed as a representation that amounts of reais could be converted into or settled in U.S. dollars at such rate or any other.

(2)	Unsecured and not guaranteed long-term debt.
(3)	Secured by federal funds sold and securities purchased under agreements to resell.
(4)

Retained earnings available for distribution are restricted to earnings recorded in our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. At May 31, 2004, retained earnings available for distribution, net of treasury shares, were R$4,946 million.

(5)	Total capitalization is equal to the sum of long-term debt, provision related to insurance, private pension plans and special savings, deferred income, minority interest and stockholders’ equity.
(6)

Calculated based on CMN Resolution 2,099 and other applicable regulations and presented on a consolidated basis excluding our non-financial subsidiaries. See “Regulation and Supervision—Bank Regulations”.

(7)

Calculated based on CMN Resolution 2,723 and other applicable regulations and presented on a consolidated total basis including our non-financial subsidiaries. Since July 31, 2000, as required by CMN Resolution 2,723, we have also been required to measure our capital compliance on a consolidated total basis (which includes both our financial and non-financial subsidiaries). See “Regulation and Supervision— Bank Regulations”.

SELECTED FINANCIAL INFORMATION

You should read the following selected financial data in conjunction with “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We have presented below selected financial information prepared in accordance with U.S. GAAP as of December 31, 2003, 2002, 2001, 2000 and 1999 and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The selected U.S. GAAP financial information is derived from and should be read in conjunction with our audited consolidated financial statements prepared in accordance with U.S. GAAP. The report of our independent registered public accounting firm for the years ended December 31, 2003 and December 31, 2002 is included in this prospectus.

U.S. GAAP Presentation

The selected financial information set forth below has been derived from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

This information is qualified in its entirety by reference to the U.S. GAAP financial statements and the notes thereto.

	Year ended December 31,

	1999	2000	2001	2002	2003	2003

	(R$ in millions)					(US$ in Millions) (1)
Income Statement Data
Net interest income	R$ 7,021	R$ 6,846	R$ 9,493	R$ 13,467	R$ 14,999	US$ 4,793
Provision for loan losses	(1,845)	(1,244)	(1,763)	(2,543)	(2,034)	(650)

Net interest income after provision for loan losses	5,176	5,602	7,730	10,924	12,965	4,143
Fee and commission income	2,100	2,593	2,866	2,894	3,463	1,107
Insurance premiums(2)	3,756	3,954	4,946	5,308	6,149	1,965
Pension plan income(2)	382	339	713	21	64	20
Equity in earnings (losses) of unconsolidated companies(3)	(173)	145	109	150	60	19
Other non-interest income(4)	479	2,103	972	(410)	1,373	439
Operating expenses(5)	(4,767)	(5,816)	(6,197)	(7,413)	(8,586)	(2,744)
Insurance claims	(2,388)	(2,511)	(3,251)	(3,614)	(4,333)	(1,385)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(1,270)	(1,265)	(1,847)	(2,261)	(3,777)	(1,207)
Pension plan operating expenses	(249)	(378)	(459)	(370)	(637)	(203)
Insurance and pension plan selling expenses	(635)	(645)	(690)	(669)	(762)	(243)
Other non-interest expense(6)	(1,689)	(1,887)	(2,054)	(2,272)	(3,323)	(1,062)

Income before income taxes and minority interest	722	2,234	2,838	2,288	2,656	849

Income taxes	61	(417)	(550)	(161)	(346)	(111)
Change in accounting principle(7)	—	—	—	27	—	—
Minority interest	(39)	(18)	(18)	(12)	(8)	(2)

Net income	744	1,799	2,270	2,142	2,302	736

	Year ended December 31,

	1999		2000		2001		2002		2003

Per Share Data(8)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$) (1)

Net income per share(9)
Common	R$ 5.80	—	R$ 13.09	—	R$ 15.11	—	R$ 14.23	—	R$ 14.35	US$ 4.59
Preferred	6.38	—	14.40	—	16.62	—	15.65	—	15.79	5.05
Dividends/interest on capital per share (10)
Common	6.77	US$ 3.72	5.60	US$ 2.98	5.65	US$ 2.43	6.28	US$ 1.92	8.39	2.88
Preferred	7.35	4.09	6.23	3.28	6.21	2.68	6.93	2.11	9.24	3.17
Weighted average number of outstanding share
Common	62,337,807	—	66,614,301	—	72,667,793	—	72,446,557	—	76,960,037	—
Preferred	59,997,794	—	64,382,670	—	70,580,416	—	70,982,956	—	75,860,162	—

	December 31,

	1999	2000	2001	2002	2003	2003

	(R$ in millions)					(US$ in millions) (1)
Consolidated Balance Sheet Data
Assets
Cash and due from banks	R$ 717	R$ 1,155	R$ 1,715	R$ 2,725	R$ 2,473	US$ 790
Interest-earning deposits in other banks	1,136	1,299	2,051	2,379	5,170	1,652
Federal funds sold and securities purchased under agreements to resell	7,847	12,328	11,896	12,674	26,175	8,365
Brazilian Central Bank compulsory deposits	8,540	5,271	8,232	16,057	16,690	5,334
Trading and available for sale securities, at fair value	24,331	22,814	29,872	27,549	43,267	13,827
Securities held to maturity	—	—	—	4,001	3,265	1,044
Loans	28,019	39,439	44,994	52,324	54,795	17,511
Allowance for loan losses	(1,783)	(2,345)	(2,941)	(3,455)	(3,846)	(1,229)
Equity investees and other investments	428	447	521	550	295	94
Premises and equipment, net	2,630	2,680	2,727	2,993	3,106	993
Intangible assets, net	400	875	783	1,778	1,740	556
Other assets	7,771	7,889	8,445	10,300	13,200	4,219

Total assets	R$ 80,036	R$ 91,852	R$ 108,295	R$ 129,875	R$ 166,330	US$ 53,156

Liabilities
Deposits	34,595	36,506	41,092	56,333	58,027	18,545
Federal funds purchased and securities sold under agreements to repurchase	7,814	12,114	14,037	7,633	27,490	8,785
Short-term borrowings	6,013	7,018	8,320	9,639	7,795	2,491
Long-term debt	8,336	9,060	11,499	13,389	20,093	6,421
Other liabilities	15,647	19,175	23,471	31,826	39,260	12,547

Total liabilities	72,405	83,873	98,419	118,820	152,665	48,789

Minority interest in consolidated subsidiaries	288	98	87	203	73	23
Shareholders' Equity
Common shares(11)	1,933	2,408	2,638	2,638	3,525	1,127
Preferred shares(12)	1,867	2,338	2,562	2,562	3,475	1,110

Capital stock	3,800	4,746	5,200	5,200	7,000	2,237
Total shareholders' equity	7,343	7,881	9,789	10,852	13,592	4,344

Total liabilities and shareholders' equity	R$ 80,036	R$ 91,852	R$ 108,295	R$ 129,875	R$ 166,330	US$ 53,156

Average assets(13)	69,604	91,275	101,298	123,447	146,872	46,937
Average liabilities(13)	62,733	84,540	92,293	113,216	134,625	43,024
Average shareholders' equity(13)	6,574	6,596	8,861	10,015	12,138	3,879

___________________
(1)

Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.1291 = US$1.00, the Central Bank exchange rate of May 31, 2004. We used the exchange rate of May 31, 2004, instead of December 31, 2003, because there has been a material devaluation in the real – U.S. dollar exchange rate since December 31, 2003. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview — Brazilian Economic Conditions”. Such translations should not be construed as representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)

Beginning January 1, 2003, we classify amounts received in relation to certain private retirement plans as income from insurance premiums. Amounts related to such private retirement plans from periods previous to 2003 have been reclassified to facilitate comparison. As a result, income from pension premiums decreased and income from insurance premiums increased by R$175 million for the period ending December 31, 1999, by R$253 million for the period ending December 31, 2000, by R$330 million for the period ending December 31, 2001 and by R$327 million for the period ending December 31, 2002. These reclassifications do not affect non-interest income, net income, or shareholders’ equity. The private retirement plans offer holders a guaranteed payment of benefits upon death.

(3)

For more information on the results of equity investees, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 9 to our consolidated financial statements.

(4)	Other non-interest income consists of trading income (losses), net realized gains on available for sale securities, net gain on foreign currency transactions and other non-interest income.
(5)	Operating expenses consists of salaries and benefits and administrative expenses.
(6)	Other non-interest expense consists of amortization of intangible assets, depreciation and amortization and other non-interest expense.
(7)	For more information, see note 11 to our consolidated financial statements.
(8)

Per share data reflects, on a retroactive basis, a split of our capital stock on December 22, 2000, in which we issued one new share for each five existing shares. On December 17, 2003, our Board of Directors approved a reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004. As a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003. The shares began trading in this form on the São Paulo Stock Exchange on March 22, 2004.

(9)

For the purposes of calculating earnings per share in accordance with U.S. GAAP, preferred shares are treated in the same manner as common shares. Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the common shareholders. None of our outstanding obligations are exchangeable for or convertible into equity securities. Our diluted net income per share therefore does not differ from our net income per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented. See note 2(u) to our consolidated financial statements.

(10)	Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate in effect on the date of payment of such dividend.
(11)

Common shares outstanding, no par value: 79,836,526 authorized and issued at December 31, 2003; 719,342,690,385 authorized and issued at December 31, 2002 (or 71,934,269, applying the reverse split retroactively); and 730,598,990,385 authorized and issued at December 31, 2001 (or 73,059,899, applying the reverse split retroactively). Data for 2003 reflects the reverse split of our shares at a 10,000:1 share ratio, approved by our Board of Directors in December 2003 and approved by our shareholders in March 2004.

(12)

Preferred shares outstanding, no par value: 78,693,936 authorized and issued at December 31, 2003; 708,537,611,452 authorized and issued at December 31, 2002 (or 70,853,761, applying the reverse split retroactively); and 709,947,011,452 authorized and issued at December 31, 2001 (or 70,994,701, applying the reverse split retroactively). Data for 2003 reflects the reverse split of our shares at a 10,000:1 share ratio, approved by our Board of Directors in December 2003 and approved by our shareholders in March 2004.

(13)	See “Selected Statistical Information”.

Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to our common shareholders.

SELECTED STATISTICAL INFORMATION

We have included the following information for analytical purposes. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in this prospectus.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using the daily book balances, which include the related allocated interest.

We show liabilities in two categories: local and foreign currencies. Local currency balances represent liabilities expressed in reais, while foreign currency balances represent liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar. We did not break out asset balances into domestic and international currencies as substantially all of our assets are denominated in reais.

We excluded non-performing loans from “loans” in determining average assets and liabilities, and classified them as non-interest-earning assets. Cash received on non-performing loans during the period are included in interest income on loans. We do not consider these amounts significant.

We do not present interest income on a tax-equivalent basis as Brazilian tax law does not currently provide for tax exemptions for interest earned on investment securities.

Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	December 31, 2001			December 31, 2002			December 31, 2003

	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

Interest-earning assets (1)	(R$ in millions, except percentages)
Loans	R$40,928	R$11,672	28.5%	R$49,590	R$17,025	34.3%	R$51,039	R$12,176	23.9%
Federal funds sold and securities purchased under agreements to resell	10,569	2,263	21.4	10,322	2,947	28.6	19,487	3,861	19.8
Trading assets	19,785	3,833	19.4	19,537	3,595	18.4	27,077	5,932	21.9
Available for sale securities (2)	3,793	352	9.3	3,045	487	16.0	3,147	397	12.6
Securities held to maturity	—	—	—	5,295	1,954	36.9	3,088	482	15.6
Interest-earning deposits in other banks	1,996	219	11.0	2,154	296	13.7	4,651	347	7.5
Other interest-earning assets
Central Bank compulsory deposits	3,580	299	8.4	8,149	2,058	25.3	11,988	1,459	12.2
Other assets	167	14	8.4	340	32	9.4	985	62	6.3

Total interest-earning assets	80,818	18,652	23.1	98,432	28,394	28.8	121,462	24,716	20.3

Non-interest-earning assets (3)
Cash and due from banks	1,630	—	—	2,746	—	—	2,895	—	—
Central Bank compulsory deposits	2,756	—	—	3,371	—	—	4,499	—	—
Available for sale securities	2,735	—	—	1,772	—	—	1,625	—	—
Non-performing loans	2,193	—	—	2,282	—	—	2,172	—	—
Allowance for loan losses	(2,599)	—	—	(3,360)	—	—	(3,919)	—	—
Investment in unconsolidated companies and other investments	841	—	—	552	—	—	177	—	—
Premises and equipment	2,473	—	—	3,176	—	—	2,795	—	—
Intangibles assets	834	—	—	2,340	—	—	1,064	—	—
Other assets	9,617	—	—	12,136	—	—	14,102	—	—

Total non-interest-earning assets	20,480	—	—	25,015	—	—	25,410	—	—

Total assets	R$101,298	R$18,652	18.4	R$123,447	R$28,394	23.0	R$146,872	R$24,716	16.8

Interest-bearing liabilities
Deposits from banks
Domestic (3)	176	24	13.6	223	36	16.1	657	111	16.9

Total	176	24	13.6	223	36	16.1	657	111	16.9
Savings deposits
Domestic (3)	17,386	1,374	7.9	19,033	1,585	8.3	20,680	2,038	9.9
International (4)	100	7	7.0	—	—	—	—	—	—

Total	17,486	1,381	7.9	19,033	1,585	8.3	20,680	2,038	9.9
Time deposits
Domestic (3)	11,223	1,776	15.8	18,392	2,936	16.0	20,629	4,123	20.0
International (4)	1,374	100	7.3	2,955	252	8.5	3,601	112	3.1

Total	12,597	1,876	14.9	21,347	3,188	14.9	24,230	4,235	17.5
Federal funds purchased and securities sold under agreements to repurchase	12,278	1,921	15.6	9,670	2,051	21.2	15,486	2,855	18.4
Borrowings
Short-term
International (4)	8,751	1,928	22.0	10,137	3,975	39.2	9,219	(387)	(4.2)
Total	8,751	1,928	22.0	10,137	3,975	39.2	9,219	(387)	(4.2)
Long-term
Domestic (3)	5,489	946	17.2	7,324	1,716	23.4	7,811	1,275	16.3
International (4)	4,300	1,083	25.2	5,093	2,376	46.7	8,606	(410)	(4.8)

Total	9,789	2,029	20.7	12,417	4,092	33.0	16,417	865	5.3

Total interest-bearing liabilities	61,077	9,159	15.0	72,827	14,927	20.5	86,689	9,717	11.2

Non-interest-bearing liabilities
Demand deposits
Domestic (3)	7,417	—	—	9,678	—	—	10,876	—	—
International (4)	47	—	—	182	—	—	270	—	—

Total	7,464	—	—	9,860	—	—	11,146	—	—

Other non-interest-bearing liabilities	23,752	—	—	30,529	—	—	36,790	—	—

Total non-interest-bearing liabilities	31,216	—	—	40,389	—	—	47,936	—	—

Total liabilities	92,293	9,159	9.9	113,216	14,927	13.2	134,625	9,717	7.2

Shareholders' equity	8,861	—	—	10,015	—	—	12,138	—	—
Minority interests in consolidated subsidiaries	144	—	—	216	—	—	109	—	—
Total liabilities and shareholders' equity	R$101,298	R$9,159	9.0	R$123,447	R$14,927	12.1	R$146,872	R$9,717	6.6

___________________
(1)	Primarily denominated in reais.
(2)	Calculated using the historical average amortized cost. If calculated using the carrying value, the average yield/rate amounts would be 12.3% in 2003, 16.9% in 2002 and 11.0% in 2001.
(3)	Denominated in reais.
(4)	Denominated in foreign currency, primarily U.S. dollars.

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented. We calculated the changes in volume and interest rate based on the evaluation of average balances during the period and changes in average interest rates on interest-earning assets and interest-bearing liabilities. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

	December 31, 2002/2001			December 31, 2003/2002

	Increase (decrease) due to changes in

	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change

	(R$ in millions)
Interest-earning assets
Loans	R$2,727	R$2,626	R$5,353	R$484	R$(5,333)	R$(4,849)
Federal funds sold and securities purchased under agreements to resell	(54)	738	684	2,021	(1,107)	914
Trading assets	(48)	(190)	(238)	1,564	773	2,337
Available for sale securities	(80)	215	135	16	(106)	(90)
Securities held to maturity (1)	967	987	1,954	(617)	(855)	(1,472)
Interest-earning deposits in other banks	18	59	77	231	(180)	51
Central Bank compulsory deposits	680	1,079	1,759	730	(1,329)	(599)
Other assets	16	2	18	44	(14)	30

Total interest-earning assets	R$4,226	R$5,516	R$9,742	R$4,473	R$(8,151)	R$(3,678)

Interest-bearing liabilities
Deposits from banks
Domestic	7	5	12	73	2	75

Total	7	5	12	73	2	75

Savings deposits
Domestic	135	76	211	145	308	453
International	(7)	—	(7)	—	—	—

Total	128	76	204	145	308	453

Time deposits
Domestic	1,144	16	1,160	386	801	1,187
International	132	20	152	46	(186)	(140)

Total	1,276	36	1,312	432	615	1,047

Federal funds purchased and securities sold under agreements to repurchase	(462)	592	130	1,101	(297)	804
Borrowings
Short-term
International	346	1,701	2,047	(330)	(4,032)	(4,362)

Total	346	1,701	2,047	(330)	(4,032)	(4,362)

Long-term
Domestic	371	399	770	108	(549)	(441)
International	230	1,063	1,293	944	(3,730)	(2,786)
Total	601	1,462	2,063	1,052	(4,279)	(3,227)

Total interest-bearing liabilities	R$1,896	R$3,872	R$5,768	R$2,473	R$(7,683)	R$(5,210)

___________________
(1)	We began treating securities as securities held to maturity in 2002.

Net Interest Margin and Spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated.

	2001	2002	2003

	(R$ in millions, except percentages)
Average balance of interest-earning assets	R$80,818	R$98,432	R$121,462
Average balance of interest-bearing liabilities	61,077	72,827	86,689
Net interest income(1)	9,493	13,467	14,999
Interest rate on the average balance of interest-earning assets	23.1%	28.8%	20.3%
Interest rate on the average balance of interest-bearing liabilities	15.0%	20.5%	11.2%
Net yield on interest–earning assets(2)	8.1%	8.3%	9.1%
Net interest margin(3)	11.7%	13.7%	12.3%

___________________
(1)	Total interest income less total interest expenses.
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	2001	2002	2003

	(R$ in millions, except percentages and per share information)
Net income	R$2,270	R$2,142	R$2,302
Average total assets	101,298	123,447	146,872
Average shareholders’ equity	8,861	10,015	12,138
Net income as a percentage of average total assets	2.2%	1.7%	1.6%
Net income as a percentage of average shareholders’ equity	25.6%	21.4%	19.0%
Average shareholders’ equity as a percentage of average total assets	8.7%	8.1%	8.3%
Dividends payout ratio per class of share (1)
Preferred	0.37	0.44	0.58
Common	0.37	0.44	0.58

___________________
(1)	Total declared dividends per share divided by net income.

Securities Portfolio

The table below shows our portfolio of trading assets, available for sale securities and securities held to maturity as of the dates indicated. The amounts below exclude our investments in unconsolidated companies. For additional information on our equity investees, see note 9 to our consolidated financial statements. The amounts also exclude our compulsory holdings of Brazilian government securities, as required by the Central Bank. For more information on our compulsory holdings, see note 3 to our consolidated financial statements. We state trading assets and available for sale securities at market value. See Notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements for a further description of our treatment of trading assets and available for sale securities and securities held to maturity.

	December 31,

	2001	2002	2003

	(R$ in millions, except percentages)

Trading securities
Brazilian government securities	R$6,284	R$6,920	R$11,389
Mutual funds	16,542	15,415	22,929
Derivative financial instruments	1,508	282	283
Foreign government securities	—	71	212
Brazilian securities issued abroad	—	13	220
Corporate debt securities	—	67	985
Bank debt securities	—	15	1,055

Total	24,334	22,783	37,073

Trading securities as a percentage of total assets	22.5%	17.5%	22.3%

Available for sale securities
Brazilian government securities	212	1,222	1,694
Brazilian securities issued abroad	633	143	1,264
State and municipal securities	46	—	—
Corporate debt securities	408	849	1,086
Bank debt securities	2,121	125	52
Equity securities in public companies	2,118	2,427	2,098

Total	5,538	4,766	6,194

Available for sale securities as a percentage of total assets	5.1%	3.7%	3.7%
Held to maturity securities
Brazilian government securities	—	2,929	3,085
Brazilian securities issued abroad(1)	—	1,072	180

Total	—	4,001	3,265

Held to maturity securities as a percentage of total assets	—	3.1%	2.0%

___________________
(1)	See note 6 to our consolidated financial statements.

Maturity Distribution

The following table sets forth the maturity dates and weighted average yield, as of December 31, 2003, of our trading securities, available for sale securities and securities held to maturity. As of December 31, 2003, we held no tax-exempt securities in our portfolio.

	December 31, 2003

	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Unspecified Maturity		Total

	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield

	R$	%	R$	%	R$	%	R$	%	R$	%	R$	%
	(R$ in millions, except percentages)
Trading bonds and securities:
Brazilian government securities (1)	R$9,569	—	R$1,734	—	R$22	—	R$64	—	—	—	R$11,389	—
Fixed rate	7,544	19.8%	449	17.2%	—	—	—	—	—	—	7,993	19.7%
Floating rate	1,151	21.2	1,235	15.5	17	8.1%	64	20.7%	—	—	2,467	19.6
Floating rate – foreign currency indexed	874	9.6	50	8.7	5	8.7	—	—	—	—	929	9.6
Brazilian sovereign bonds issued abroad	19	—	186	—	15	—	—	—	—	—	220	—
Floating rate – foreign currency indexed	19	11.6	186	8.8	15	8.0	—	—	—	—	220	8.8
Foreign government securities	159	—	53	—	—	—	—	—	—	—	212	—
Floating rate – foreign currency indexed	159	14.4	53	14.4	—	—	—	—	—	—	212	14.4
Bonds issued by non-financial institutions	116	—	725	—	144	—	—	—	—	—	985	—
Floating rate	84	12.0	704	12.0	128	12.1	—	—	—	—	916	12.0
Floating rate – foreign currency indexed	32	12.8	21	12.6	16	12.8	—	—	—	—	69	12.7
Bonds issued by financial institutions	11	—	288	—	756	—	—	—	—	—	1,055	—
Floating rate	—	—	—	—	756	16.0	—	—	—	—	756	16.0
Floating rate – foreign currency indexed	11	5.0	288	5.9	—	—	—	—	—	—	299	5.9
Mutual Funds (2)	—	—	—	—	—	—	—	—	R$22,929	—	22,929	—
Floating rate	—	—	—	—	—	—	—	—	22,929	—	22,929	—
Derivative financial instruments	—	—	—	—	—	—	—	—	283	—	283	—
Floating rate	—	—	—	—	—	—	—	—	283	—	283	—

Total trading bonds and securities	9,874	—	2,986	—	937	—	64	—	23,212	—	37,073	—

Available for sale securities at market value:
Brazilian government securities	601	—	553	—	507	—	33	—	—	—	1,694	—
Floating rate	601	20.2	451	21.2	—	—	33	20.2	—	—	1,085	15.6
Floating rate – foreign currency indexed	—	—	102	12.7	507	8.7	—	—	—	—	609	10.7
Brazilian sovereign bonds issued abroad	—	—	35	—	1,049	—	180	—	—	—	1,264	—
Floating rate – foreign currency indexed	—	—	35	11.3	1,049	10.8	180	12.4	—	—	1,264	9.7
Bonds issued by non-financial institutions	23	—	133	—	772	—	158	—	—	—	1,086
Floating rate	23	14.0	133	16.0	316	22.9	9	8.7	—	—	481	11.0
Floating rate – foreign currency indexed	—	—	—	—	456	9.1	149	8.4	—	—	605	8.9
Bonds issued by financial institutions	11	—	—	—	—	—	41	—	—	—	52	—
Floating rate	11	11.8	—	—	—	—	41	10.9	—	—	52	11.8
Securities portfolio (open companies)	—	—	—	—	—	—	—	—	2,098	—	2,098	—

Total available for sale securities	635	—	721	—	2,328	—	412	—	2,098	—	6,194	—

Total securities held to maturity, at amortized cost:
Brazilian government securities	284	—	958	—	—	—	1,843	—	—	—	3,085	—
Floating rate	—	—	875	6.0	—	—	1,843	9.3	—	—	2,718	8.2
Floating rate – foreign currency indexed	284	16.0	83	5.0	—	—	—	—	—	—	367	7.4
Brazilian sovereign bonds issued abroad	15	—	—	—	165	—	—	—	—	—	180	—
Floating rate – bills of exchange	15	0.3	—	—	165	10.7	—	—	—	—	180	10.6
Total securities held to maturity	299	—	958	—	165	—	1,843	—	—	—	3,265	—

Total	R$10,808		R$4,665		R$3,430		R$2,319		R$25,310		R$46,532

___________________
(1)	At market value.
(2)

Investments in mutual funds are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading securities were excluded from the total yield computation.

The following table shows our securities portfolio by currency as of the dates indicated.

	At fair value

	Trading	Available for sale	Amortized Cost Securities held to maturity	Total

	(R$ in millions)
December 31, 2003
Brazilian currency (reais)	R$35,344	R$3,716	R$2,718	R$41,778
Indexed to foreign currency(1)	929	609	367	1,905
Denominated in foreign currency(1)	800	1,869	180	2,849

December 31, 2002
Brazilian currency (reais)	22,352	4,051	2,458	28,861
Indexed to foreign currency(1)	—	—	471	471
Denominated in foreign currency(1)	431	715	1,072	2,218

December 31, 2001
Brazilian currency (reais)	21,976	4,332	—	26,308
Indexed to foreign currency(1)	2,358	—	—	2,358
Denominated in foreign currency(1)	—	1,206	—	1,206

___________________
(1)	Predominantly U.S. dollars.

Central Bank Compulsory Deposits

We are required to either maintain deposits with the Central Bank or purchase and keep Brazilian government securities as compulsory deposits. The following sets forth the amounts of these deposits as of the dates indicated.

	December 31,

	2001		2002		2003

	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits

Total deposits
Non-interest-earning(1)	R$3,503	42.6%	R$3,956	24.6%	R$4,577	27.4%
Interest-earning(2)	4,729	57.4	12,101	75.4	12,113	72.6

Total	R$8,232	100.0%	R$16,057	100.0%	R$16,690	100.0%

___________________
(1)	Primarily related to demand deposits.
(2)	Primarily related to time and savings deposits.

Credit Operations

The following table summarizes our outstanding loans by category of transaction. Substantially all of our loans are with borrowers domiciled in Brazil and are denominated in reais. The majority of our loans are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in or indexed to the U.S. dollar and subject to fixed interest rates.

	December 31,

	1999	2000	2001	2002	2003

	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	R$11,336	R$16,275	R$18,142	R$20,157	R$21,156
Import financing	1,443	1,504	1,475	1,291	673
Export financing	2,814	4,566	5,160	7,863	8,375
Leasing	2,025	2,028	1,667	1,506	1,364
Real estate construction financing	612	545	543	427	415
Individuals
Overdraft	467	647	1,199	1,033	1,134
Residential mortgage loans	2,109	1,625	1,246	1,200	1,097
Other financing(1)	2,259	5,491	6,985	8,269	10,231
Credit card	889	655	973	1,164	1,373
Rural credit	2,256	2,910	2,959	3,922	4,404
Foreign currency loans	1,078	1,499	2,388	3,151	2,429
Public Sector	3	5	—	—	—
Non-performing loans(2)	728	1,689	2,257	2,341	2,144
Allowance for loan losses(2)	(1,783)	(2,345)	(2,941)	(3,455)	(3,846)

Loans, net	26,236	37,094	42,053	48,869	50,949

___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)

In 2000, includes an increase of R$403 million in non-performing loans, and the equivalent increase in the allowance for loan losses, as a result of the change in our policy for the charge-off of loans.

The types of credit operations presented above are as follows:

Commercial — commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts which are typically short- and medium-term loans.

Real estate construction financing — real estate construction financing consists primarily of mortgage loans to construction companies, which generally have medium-term maturities.

Leasing — leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

Public sector — public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies.

Individuals — loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “other financing”, of which more than 77% consists, at each date in the table above, of loans for the acquisition of vehicles and direct consumer financing.

Rural credit — rural credit consists of loans to borrowers who operate in rural businesses, including farming, production, livestock and reforestation.

Non-performing loans — we classify all loans that are 60 days or more overdue as non-performing and subject to review for impairment in accordance with Statement of Financial Accounting Standards (known as “SFAS”) No. 114, “Accounting for Impairment of a Loan by a Creditor”, as amended by SFAS No. 118. We cease accruing interest on them once they are classified as non-performing. We estimate the value of impaired loans based on:

  the present value of expected future cash flows discounted at the loan’s effective interest rate;
  the observable market value of the loan; or
  for collateral-dependent loans, the fair value of the underlying collateral.

Through the allowance for loan losses, we establish a valuation allowance for the difference between the carrying value of the impaired loan and its value as determined above. We periodically adjust the allowance for loan losses based on an analysis of the loan portfolio. We take a provision for 100% of the value of our non-performing loans at or prior to their becoming 180 days overdue, depending on their credit rating.

Loans with small outstanding balances, such as overdraft loans, credit cards, residential mortgages and consumer credit, are considered in the aggregate for the purpose of evaluating the risk of default. Loans with larger outstanding balances are evaluated based on the risk characteristics of each borrower.

Charge-offs

Loans that will mature in up to 36 months are charged off when they are between 180 and 360 days overdue, depending on their initial risk classification. Generally, the charge-off takes place after 360 days. However, the charge-off might be postponed for longer-term loans, until they are up to 540 days overdue.

Our current policies regarding the charge-off of non-performing loans entered into effect in March 2000. Prior to March 31, 2000, we charged off loan receivables once they were more than 240 days overdue. Accordingly, the current charge-off policy generally results in a delay of an additional 120 days before loans are charged off. Under the policy in effect prior to March 31, 2000, when we charged loans off, we reduced the allowance for loan losses by 100% of the value of the loan and reduced our assets by the same amount. Because the policy change did not change the criteria for establishing an allowance for loan losses with respect to any loan, it did not impact our determination of the adequacy of our allowance for loan losses, which we believe continues to be satisfactory. Because under both the charge-off policies in place prior to and subsequent to March 31, 2000 all substantial efforts to collect the loans were or are complete at the time they were or are charged off, we believe that both policies are consistent with U.S. GAAP.

Under the current policies we generally carry overdue loans as non-performing loans before charging them off. Because under the previous policies we carried them for only 240 days before charging them off, as a result of the adoption of the new policies the amount of our non-performing loans increased by an amount equal to the amount of loans which were 240 to 360 days in arrears. In addition, since the allowance for loan losses related to any loan remains on our books until the loan is charged off, our allowance for loan losses also increased when we implemented the new policy. As the amount of the allowance for each non-performing loan more than 240 days overdue equals the value of that loan, the amount of this increase also equaled the amount of loans which were 240 to 360 days in arrears.

The following table shows the effect of the change in our charge-off policy on net loans, provision for loan losses, shareholders’ equity and net income as of December 31, 2000. Because under both policies we took provisions for 100% of the value of loans once they were 240 days overdue, the change in policy did not affect the amount of our net loan balances, provision for loan losses, shareholder’s equity or net income.

	December 31, 2000

	Previous Methodology	Effect of change in charge-off policy	Current Methodology

	(R$ in millions)
Performing loans	R$37,750	—	R$37,750
Non-performing loans	1,286	R$ 403	1,689
Allowance for loan losses	(1,942)	R$(403)	(2,345)

Loans, net	37,094	—	37,094

Provision for loan losses	1,244	—	1,244
Shareholders’ equity	7,881	—	7,881
Net income	R$1,799	—	R$1,799

As a result of identical increases in both the allocation for loan losses and the balance of total loans, our ratio of allocation for loan losses to total loans increased to 5.9% at year-end 2000, whereas under the policy in place prior to March 31, 2000 the ratio would have been 5.0%. Similarly, equal increases in both the allowance for loan losses and the balance of non-performing loans caused our ratio of the allowance for loan losses to non-performing loans to decrease by more under the new policy (to 138.8% at year-end 2000) than would have been the case under the old policy (151% at year-end 2000). As a result of the same increases, our ratio of the allowance for loan losses to the sum of non-performing loans and foreclosed assets decreased under the new policy to 123.3% at year-end 2000, whereas under the prior policy the ratio would have been 129.6%. All of the differences result from the arithmetic effect of increasing the numerator and denominator of each ratio by an identical amount. For a tabular presentation comparing the ratios under the old and new charge-off policies and an analysis of what our allocation of the allowance for loan losses for 2000 would have been under the charge-off policy in place prior to March 31, 2000, see “—Allocation of the Allowance for Loan Losses”.

As loans less than 60 days overdue are considered performing under both the prior and the current policies, our calculations of our performing loans and the related allowance for loan losses on performing loans have not been affected. There were no other changes made to our loan classification system. For more information on our categorization of loans, see “—Classification of Credit Operations” and “Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts”.

Maturities and Interest Rates of Loans

The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity as of the dates indicated.

	At December 31, 2003

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(2)	Total loans, gross	Allowance for losses	Total

	(R$ in millions)
Type of loan
Commercial
Industrial and others	R$4,089	R$5,709	R$2,962	R$2,252	R$3,638	R$2,260	R$1,002	R$21,912	R$(1,738)	R$20,174
Import financing	122	229	211	97	11	3	32	705	(57)	648
Export financing	1,760	2,424	1,837	809	820	725	18	8,393	(83)	8,310
Real estate construction financing	11	23	29	64	203	84	33	447	(32)	415
Leasing	112	168	221	260	580	23	57	1,421	(115)	1,306
Individuals
Overdraft	1,010	—	—	—	—	—	290	1,300	(179)	1,121
Residential mortgage loans	36	43	40	179	455	334	199	1,286	(253)	1,033
Other financings(1)	1,145	1,741	1,629	2,343	3,118	77	914	10,967	(974)	9,993
Credit cards	—	—	—	—	—	—	1,489	1,489	(121)	1,368
Rural credit	165	301	472	796	620	2,042	46	4,442	(269)	4,173
Foreign currency loans	200	505	474	590	603	56	5	2,433	(25)	2,408

Total	R$8,650	R$11,143	R$7,875	R$7,390	R$10,048	R$5,604	R$4,085	R$54,795	R$(3,846)	R$50,949

___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	Primarily includes non-performing credit cards and loans.
At December 31, 2003

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(2)	Total loans, gross

(R$ in millions)
Types of loans to customer by maturity
Floating or adjustable rates(1)	R$2,894	R$3,812	R$4,190	R$3,511	R$6,734	R$4,695	R$2,144	R$27,980
Fixed rates	5,756	7,331	3,685	3,879	3,314	909	1,941	26,815

Total by maturity	R$8,650	R$11,143	R$7,875	R$7,930	R$10,048	R$5,604	R$4,085	R$54,795

___________________
(1)	Includes non-performing loans.

Credit Approval Process

For a description of our credit approval process, see “Business—Risk Management—Credit”.

Indexation

Substantially all of our portfolio of loans is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, predominantly the U.S. dollar. Our loans indexed to the U.S. dollar consist of on-lending of Eurobond funds and export and import financing. In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

Non-performing Loans and Allowance for Loan Losses

The following table presents a summary of our non-performing loans (comprised entirely of non-accrual loans), together with certain asset quality ratios, at the dates indicated. We aggregate small balance homogeneous loans, such as overdrafts, consumer installment loans and credit card financing, for the purpose of measuring impairment. We assess larger balance loans based on the risk characteristics of each individual borrower. We do not have any material restructured loans. For a discussion of the effect on asset quality ratios of the change in charge-off policy that we adopted in March 2000, see “—Credit Operations—Charge-offs”.

	At December 31,

	1999	2000(1)	2000	2001	2002	2003

	(R$ in millions, except percentages)

Non-performing loans	R$728	R$1,286	R$1,689	R$2,257	R$2,341	R$2,144
Foreclosed assets, net of reserves	234	213	213	192	257	194

Total non-performing loans and foreclosed assets	962	1,499	1,902	2,449	2,598	2,338

Allowance for loan losses	1,783	1,942	2,345	2,941	3,455	3,846

Total loans	R$28,019	R$39,036	R$39,439	R$44,994	R$52,324	R$54,795

Non-performing loans as a percentage of total loans	2.6%	3.3%	4.3%	5.0%	4.5%	3.9%
Non-performing loans and foreclosed assets as a percentage of total loans	3.4	3.8	4.8	5.4	5.0	4.3
Allowance for loan losses as a percentage of total loans	6.4	5.0	5.9	6.5	6.6	7.0
Allowance for loan losses as a percentage of non-performing loans	244.9	151.0	138.8	130.3	147.6	179.4
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	185.3	129.6	123.3	120.1	133.0	164.5
Net charge-offs for the period as a percentage of the average balance of loans	4.5	3.3	2.1	2.7	3.9	3.1
___________________
(1)	Non-performing loans calculated in accordance with the charge-off policy prior to March 31, 2000.

We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

Outstanding Foreign Loans

The aggregate amount of our outstanding cross-border loans does not exceed 1% of our total assets. Therefore, we do not believe that such information is material to an understanding of the risks associated with our loan portfolio. Additionally, our deposit base is primarily comprised of Brazilian residents, and the amount of deposits in our branches outside Brazil is 10% of our total deposits and therefore is not considered significant.

Loans by Economic Activity

The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	At December 31,

	2001		2002		2003

	Loan Portfolio	% of loan portfolio	Loan Portfolio	% of loan portfolio	Loan Portfolio	% of loan portfolio

Industrial
Food, beverages and tobacco	R$2,124	5.0%	R$ 2,769	5.5%	R$3,066	5.8%
Electric and electronic, and communication equipment	609	1.4	545	1.1	532	1.0
Chemicals and pharmaceuticals	1,852	4.3	1,671	3.3	1,416	2.7
Civil construction	763	1.8	1,004	2.0	854	1.6
Basic metal industries	1,710	4.0	2,438	4.9	2,805	5.3
Textiles, clothing and leather goods	854	2.0	1,163	2.3	977	1.9
Manufacturing of machinery and equipment	936	2.2	1,049	2.1	929	1.8
Paper, paper products, printing and publishing	1,270	3.0	1,586	3.2	1,609	3.0
Automotive	1,003	2.3	1,060	2.1	2,074	3.9
Non-metallic minerals	458	1.1	222	0.4	225	0.4
Rubber and plastic	463	1.1	484	1.0	616	1.2
Information technology and office equipment	68	0.2	95	0.2	33	0.1
Wood and wood products, including furniture	380	0.9	449	0.9	458	0.9
Extractive	328	0.8	355	0.7	386	0.7
Petrochemicals	199	0.5	78	0.2	204	0.4
Other manufacturing industries	1,777	4.1	1,794	3.6	2,257	4.3

Subtotal	14,794	34.7	16,762	33.5	18,441	35.0

Individuals
Consumer loans	9,157	21.4	10,466	20.9	12,738	24.2
Residential mortgage loans	1,246	2.9	1,200	2.4	1,097	2.1
Lease financing	231	0.5	103	0.2	56	0.1

Subtotal	10,634	24.8	11,769	23.5	13,891	26.4

Real Estate
Construction	543	1.3	427	0.9	415	0.8

Commercial
Retail	3,056	7.2	2,919	5.8	3,295	6.3
Wholesale	3,118	7.3	4,971	10.0	3,593	6.8
Lodging and catering services	219	0.5	218	0.4	193	0.4

Subtotal	6,393	15.0	8,108	16.2	7,081	13.5

Financial services
Financial institutions	675	1.6	691	1.4	552	1.0
Insurance companies and private pension plans	4	—	6	—	8	—

Subtotal	679	1.6	697	1.4	560	1.0

Services
Telecommunications	1,843	4.3	2,702	5.4	1,917	3.6
Service providers	1,292	3.0	1,173	2.3	1,370	2.6
Transportation	1,589	3.7	1,710	3.4	1,999	3.8
Real estate	45	0.1	554	1.1	731	1.4
Health and social services	119	0.3	381	0.8	413	0.8
Leisure	265	0.6	444	0.9	374	0.7
Education	287	0.7	150	0.3	208	0.4
Public administration and defense	12	—	8	—	2	—
Other	1,283	3.0	1,176	2.4	845	1.6

Subtotal	6,735	15.7	8,298	16.6	7,859	14.9

Agriculture, livestock, forestry and fishing	2,959	6.9	3,922	7.9	4,404	8.4

Total	R$42,737	100.0%	R$49,983	100.0%	R$52,651	100.0%

Classification of Credit Operations

The following table shows our loan portfolio’s classification by risk category as of December 31, 2003, where AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2003, approximately 92% of our loan portfolio was classified between AA and C, representing loans on full accrual basis.

Risk Level	Loans	Non-Performing Loans	Allowance for loan losses

		(R$ in millions)

AA	R$16,236	—	—
A	21,056	—	R$153
B	4,171	—	69
C	8,930	—	572
D	981	R$446	423
E	140	203	174
F	301	192	348
G	245	158	371
H	591	1,145	1,736

Total	R$52,651	R$2,144	R$3,846

Allowance for Loan Losses

The following table states the allowance for loan losses by economic activity for the periods indicated.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(R$ in millions, except percentages)

Balance at the beginning of the period	R$1,178	R$1,783	R$2,345	R$2,941	R$3,455
Charge-offs
Commercial
Industrial and others	(843)	(493)	(657)	(751)	(1,006)
Import financing	(16)	(2)	(22)	(5)	(14)
Export financing	(51)	(17)	—	(6)	(28)
Construction	(3)	(1)	(67)	(5)	(5)
Leasing	(4)	(59)	(29)	(31)	(85)
Individuals
Overdraft	(75)	(15)	(9)	(287)	(284)
Real estate	(128)	(46)	(185)	(26)	(72)
Financing(1)	(176)	(60)	(88)	(900)	(290)
Credit card	(3)	(47)	(4)	(162)	(163)
Agricultural	(77)	(89)	(341)	(145)	(109)
Foreign currency loans	(48)	(70)	(12)	(2)	(2)

Total charge-offs(2)	(1,424)	(899)	(1,414)	(2,320)	(2,058)

Recoveries
Commercial
Industrial and others	86	82	52	69	144
Import financing	1	—	—	2	—
Export financing	2	—	—	1	—
Construction	5	4	3	1	—
Leasing	4	18	16	17	18
Individuals
Overdraft	12	6	17	83	48
Real estate	17	71	76	5	2
Financing(1)	45	20	38	97	193
Credit card	6	5	33	15	7
Agricultural	5	8	5	1	3
Foreign currency loans	1	3	7	—	—

Total recoveries	R$184	R$217	R$247	R$291	R$415

Net charge-offs(2)	(1,240)	(682)	(1,167)	(2,029)	(1,643)

Provision for loan losses	1,845	1,244	1,763	2,543	2,034

Balance at the end of the period(2)	R$1,783	R$2,345	R$2,941	R$3,455	R$3,846

Net charge-offs during the period as a percentage of average loans outstanding	4.5%	2.1%	2.7%	3.9%	3.1%
___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	In 2000, includes a reduction of R$403 million in charge-offs and an equivalent increase in the allowance for loan losses, as a result of the change in our policy for the charge-off of loans.

Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable loan losses.

The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated.

	Year ended December 31,			% Change

	2001	2002	2003	2002/2001	2003/2002

	(R$ in millions, except percentages)
Provision for loan losses	R$1,763	R$2,543	R$2,034	44.2%	(20.0)%
Loan charge-offs	(1,414)	(2,320)	(2,058)	64.1	(11.3)
Loan recoveries	247	291	415	17.8	42.6
Net charge-offs	(1,167)	(2,029)	(1,643)	73.9	(19.0)
Provision for loan losses(1)	4.1%	4.9%	3.8%	—	—
___________________
(1)	Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan Losses

The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 1999

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$779	2.9%	2.8%	41.5%	41.1%
Import financing	13	—	0.1	5.3	5.2
Export financing	11	—	—	10.3	10.1
Construction	22	0.1	0.1	2.2	2.3
Leasing	311	1.1	1.1	7.4	7.3
Individuals
Overdraft	3	—	—	1.7	1.8
Real estate	199	0.8	0.7	7.7	7.7
Financing(3)	90	0.3	0.3	8.3	8.5
Credit card	64	0.2	0.2	3.3	3.4
Agricultural	191	0.7	0.7	8.3	8.4
Foreign currency loans	100	0.4	0.4	4.0	4.2

Total	R$1,783	6.5%	6.4%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2000

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others.	R$956	2.5%	2.4%	43.2%	42.6%
Import financing	33	0.1	0.1	4.0	3.8
Export financing	35	0.1	0.1	12.1	11.6
Construction	63	0.2	0.1	1.4	1.5
Leasing	139	0.4	0.3	5.4	5.2
Individuals
Overdraft	65	0.2	0.2	1.7	2.0
Real estate	198	0.5	0.5	4.3	4.6
Financing(3)	279	0.7	0.7	14.5	15.0
Credit card	23	0.1	0.1	1.7	2.2
Agricultural	430	1.1	1.1	7.7	7.5
Foreign currency loans	124	0.3	0.3	4.0	4.0

Total	R$2,345	6.2%	5.9%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2001

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others.	R$1,671	3.9%	3.7%	42.6%	41.9%
Import financing	45	0.1	0.1	3.5	3.3
Export financing	30	0.1	0.1	12.1	11.5
Construction	27	0.1	0.1	1.3	1.3
Leasing	123	0.3	0.3	3.9	3.8
Individuals
Overdraft	92	0.2	0.2	2.8	3.1
Real estate	155	0.4	0.3	2.9	3.1
Financing(3)	374	0.9	0.8	16.1	17.5
Credit card	27	0.1	0.1	2.3	2.5
Agricultural	339	0.8	0.7	6.9	6.7
Foreign currency loans	58	0.1	0.1	5.6	5.3

Total	R$2,941	7.0%	6.5%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31,2002

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$1,450	2.9%	2.8%	40.3%	40.2%
Import financing	42	0.1	0.1	2.6	2.5
Export financing	95	0.2	0.2	15.7	15.1
Construction	53	0.1	0.1	0.9	0.9
Leasing	142	0.3	0.3	3.0	3.0
Individuals
Overdraft	155	0.3	0.3	2.1	2.2
Real estate	202	0.4	0.4	2.4	2.6
Financing(3)	898	1.8	1.6	16.5	17.5
Credit card	82	0.2	0.2	2.3	2.4
Agricultural	261	0.5	0.5	7.9	7.6
Foreign currency loans	75	0.2	0.1	6.3	6.0

Total	R$3,455	7.0%	6.6%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31,2003

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$1,738	3.3%	3.2%	40.1%	40.0%
Import financing	57	0.1	0.1	1.3	1.3
Export financing	83	0.2	0.1	15.9	15.3
Construction	32	0.1	0.1	0.8	0.8
Leasing	115	0.2	0.2	2.6	2.6
Individuals
Overdraft	179	0.3	0.3	2.2	2.4
Real estate	253	0.5	0.5	2.1	2.3
Financing(3)	974	1.9	1.8	19.4	20.0
Credit card	121	0.2	0.2	2.6	2.7
Agricultural	269	0.5	0.5	8.4	8.1
Foreign currency loans	25	—	—	4.6	4.5

Total	R$3,846	7.3%	7.0%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

The table below sets forth what the allocation of the allowance for loan losses for 2000 would have been if our charge-off policy prior to March 31, 2000 had remained in effect throughout 2000. The allowance amount allocated and the loan category are stated as a percentage of total loans.

Allocation of Allowance for Loan Losses
under Previous Charge-off Regulations

	December 31,2000

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Loan category as a percentage of total loans(1)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$800	2.1%	43.2%
Import financing	25	0.1	4.0
Export financing	28	0.1	12.1
Construction	47	0.1	1.4
Leasing	114	0.3	5.4
Individuals
Overdraft	52	0.1	1.7
Real estate	176	0.5	4.3
Financing(2)	230	0.6	14.5
Credit card	20	0.1	1.7
Agricultural	346	0.8	7.7
Foreign currency loans	104	0.3	4.0

Total	R$1,942	5.1%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

For a description of the differences between our current charge-off policy and the policy in effect prior to March 2000, see “—Credit Operations” and “Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts”.

Average Deposit Balances and Interest Rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated.

	Year ended December 31,

	2001		2002		2003

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

	(R$ in millions, except percentages)
Domestic deposits
Non-interest-bearing deposits
Demand deposits	R$7,417	—	R$9,678	—	R$10,876	—
Interest-bearing deposits
Deposits from banks	176	13.6%	223	16.1%	657	16.9%
Savings deposits	17,386	7.9	19,033	8.3	20,680	9.9
Time deposits	11,223	15.8	18,392	16.0	20,629	20.0

Total interest-bearing deposits	28,785	11.0	37,648	12.1	41,966	14.9

Total domestic deposits	36,202	8.8	47,326	9.6	52,842	11.8

International deposits(1)
Non-interest-bearing deposits
Demand deposits	47	—	182	—	270	—
Interest-bearing deposits
Savings deposits	100	7.0	—	—	—	—
Time deposits	1,374	7.3	2,955	8.5	3,601	3.1

Total interest-bearing deposits	1,474	7.3	2,955	8.5	3,601	3.1
Total international deposits	1,521	7.0	3,137	8.0	3,871	2.9

Total deposits	R$37,723	8.7	R$50,463	9.5	R$56,713	11.2

___________________
(1)	Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of Deposits

The following table shows the distribution of our deposits by maturity at the date indicated.

	December 31,2003

	Due in 3 months less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total

	(R$ in millions)
Domestic deposits
Non-interest-bearing deposits
Demand deposits(1)	R$12,647	—	—	—	R$12,647
Interest-bearing deposits
Deposits from banks	26	—	R$4	—	30
Savings deposits(1)	22,140	—	—	—	22,140
Time deposits	2,325	R$1,445	2,674	R$12,559	19,003

Total interest-bearing deposits	24,491	1,445	2,678	12,559	41,173

Total domestic deposits	37,138	1,445	2,678	12,559	53,820

International deposits(2)
Non-interest-bearing deposits
Demand deposits	265	—	—	—	265
Interest-bearing deposits
Deposits from banks	—	1	—	—	1
Time deposits	3,184	198	223	336	3,941

Total interest-bearing deposits	3,184	199	223	336	3,942

Total international deposits	3,449	199	223	336	4,207

Total deposits	R$40,587	R$1,644	R$2,901	R$12,895	R$58,027

___________________
(1)	Demand deposits and savings deposits are classified as due in three months or less, without taking into account the average turnaround history.
(2)	Denominated in currencies other than reais, primarily U.S. dollars.

The following table sets forth information regarding the maturity of outstanding deposits with balances greater than U.S.$100,000 (or its equivalent), by maturity, as of the date indicated.

	December 31,2003

	Domestic Currency	International Currency

	(R$ in millions)
Maturity within 3 months	R$1,352	R$2,926
Maturity after 3 months but within 6 months	689	159
Maturity after 6 months but within 12 months	1,433	222
Maturity after 12 months	5,425	337

Total deposits in excess of U.S.$100,000	R$8,899	R$3,644

Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings

Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$35,285 million at December 31, 2003, R$17,272 million at December 31, 2002 and R$22,357 million at December 31, 2001. The principal categories of short-term financings are import and export financing and commercial paper.

The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(R$ in millions, except percentages)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	R$14,037	R$7,633	R$27,490
Maximum amount outstanding during the period	14,037	13,361	27,490
Weighted average interest rate at period end	18.6%	21.1%	15.1%
Average amount outstanding during period	12,278	9,670	15,486
Weighted average real interest rate	15.6%	21.2%	18.4%
Import and export financing
Amount outstanding	5,106	7,741	6,034
Maximum amount outstanding during the period	7,072	10,167	8,114
Weighted average interest rate at period end	4.0%	2.8%	1.7%
Average amount outstanding during period	5,880	7,902	7,187
Weighted average real interest rate	29.3%	46.4%	(6.7)%
Commercial paper
Amount outstanding	3,211	1,884	1,761
Maximum amount outstanding during the period	3,708	2,609	2,530
Weighted average interest rate at period end	4.0%	1.7%	0.4%
Average amount outstanding during period	2,871	2,235	2,032
Weighted average real interest rate	7.1%	13.8%	4.7%
Other	3	14	—

Total	R$22,357	R$17,272	R$35,285

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion in conjunction with our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

Overview

Brazilian Economic Conditions

Our results of operations are directly affected by the economic conditions in Brazil. The devaluation or appreciation of the real affects our net interest income, because part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. In addition, our provisioning for loan losses and balance of loans outstanding directly reflect the impact the economic conditions have on our customers’ ability on average to pay on schedule.

At the end of 1997, Brazil experienced the beginning of an economic crisis brought about by capital flight, pressure on the Brazilian currency and increased annual interest rates. Before the economy could fully recover from the crisis, Russia devalued its currency in August of 1998, and the Brazilian economy deteriorated further as a result of renewed capital flight. The Brazilian government’s measures to mitigate the crisis were unsuccessful, and continued pressure on the currency led the government to devalue the real in January of 1999.

The second half of 1999 brought some improvement in Brazil’s economic situation. Base interest rates decreased to approximately 19% in December 1999, from approximately 45% in March 1999, and the real declined in value by 1.1% against the U.S. dollar during the second half of 1999. The year 2000 saw additional improvement in the economy. Gross domestic product, or GDP, grew 4.5% during the year and the value of the real remained relatively stable. The Central Bank gradually reduced base interest rates from 17.5% at June 30, 2000 to 15.25% at January 17, 2001.

The growth of the Brazilian economy slowed in 2001, as the impact of the ongoing economic crisis in Argentina and lower levels of growth of the U.S. economy led to declines in investment and consumption in Brazil as well as other emerging markets. The economic situation was exacerbated by the government’s announcement in May 2001 of measures designed to reduce the consumption of electricity in response to an electricity shortage. The impact of the conservation measures, which were lifted in February 2002, paired with the Argentine and United States economic situation, contributed to slower rates of growth of GDP, which grew 1.5% in 2001 compared to 4.5% in 2000. Inflation was 10.4% in 2001, compared to 9.8% in 2000, as measured by the Índice Geral de Preços — Disponibilidade Interna, or IGP-DI, a general price index issued monthly by the FGV — Fundação Getúlio Vargas, or “FGV”. The real depreciated by 18.7% against the U.S. dollar during 2001. At the same time, the Central Bank increased the base interest rate four times from April 18, 2001 to July 18, 2001, from 15.25% to 19.8%.

The growth of the Brazilian economy continued to slow in 2002, as political uncertainty relating to the presidential elections and lower levels of growth of the U.S. economy continued to lead to declines in investment and consumption in Brazil. GDP grew by 1.5% in 2002, as in 2001. Inflation was 26.4% in 2002, as measured by the IGP-DI. The real depreciated by 52.3% against the U.S. dollar during 2002. The Central Bank decreased the base interest rate three times between February 20 and July 17, 2002, from 19% to 18%. Between October 14, 2002 and December 18, 2002 the Central Bank increased the base interest rate to 25%.

In 2003 there were some signs of improvement in Brazil’s economy. Investor confidence increased as the new administration largely continued the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated by 18.2% against the U.S. dollar. However, overall economic growth fell, as GDP contracted by 0.2% during 2003, compared to growth of 1.5% in 2002. This contraction was largely due to the effect of high interest rates during the first half of the year: maintained at higher levels in order to combat inflationary pressures, the rates also acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.00% to 26.50% on February 19, 2003 and maintained it at that level until June 18, 2003.

Beginning on June 18, 2003, the Central Bank gradually decreased the base interest rate to 16.50% as of December 31, 2003. The Brazilian economy showed signs of improvement during the second half of 2003, growing by approximately 7.2% during the third quarter and 1.5% during the fourth, each as compared to the previous quarter.

The Brazilian economy has continued to show signs of improvement in the first five months of 2004. During the first three months of 2004 GDP increased by 2.7% over the same period in 2003. The value of the real depreciated to 3.1291 reais per U.S. dollar at May 31, 2004, compared with 2.8892 reais at December 31, 2003. The exchange rate reached a low of 2.8022 reais per U.S. dollar and a high of 3.2051 reais per U.S. dollar during the period. On June 21, 2004, the exchange rate was 3.1298 reais per U.S. dollar. The Central Bank reduced the base interest rate to 16.25% in March, 2004, followed by a further reduction in April, to 16%. Inflation for the six month period ending in June 2004, as measured by the accumulated IGP-DI, was 6.9%.

The following table shows Brazilian inflation as measured by the IGP-DI, devaluation or appreciation of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,

	2001	2002	2003

	(in R$, except percentages)
Inflation (IGP-DI)	10.4%	26.4%	7.7%
Devaluation (appreciation) of the real vs. dollar	18.7%	52.3%	(18.2)%
Period-end exchange rate—U.S.$1.00(1)	R$2.3204	R$3.5333	R$2.8892
Average exchange rate—U.S.$1.00(2)	R$2.3226	R$2.9461	R$3.0964
___________________
(1)	The real/U.S. dollar exchange rate at June 21, 2004 was R$3.1298.
(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources:	FGV and the Central Bank.

The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,

	2001	2002	2003

Change in real GDP(1)	1.5%	1.5%	(0.2)%
Average base interest rates(2)	17.3	19.2	23.3
Average interbank interest rates(3)	17.2	19.1	23.3
___________________
(1)	Calculated by dividing the real GDP of a period by the real GDP of the same period in the previous year.
(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(3)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).
Sources:	The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

The interbank interest rate has been relatively similar to, and sometimes lower than, the average base interest rate over the past three years, primarily due to the impact of the relatively high level of funds available in the Brazilian banking industry and increased competition between banks. These factors move the interbank interest rate towards the base interest rate as banks seek to use their funds available and to remain competitive with each other.

Effects of Devaluation, Appreciation and Interest Rates on Net Interest Income

When the real is devalued, as occurred in certain periods of 1998 through 2002, including most significantly in 1999 and 2002, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases. For example, primarily as a result of the 52.3% devaluation of the real during 2002, our interest expense in our banking segment increased by 63.1% for 2002 as compared to 2001. At the same time, we record gains on our monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the interest income from such assets as measured in reais also increases because of the devaluation of the real. Accordingly, our interest income in the banking segment increased by 52.3% in 2002 as compared to 2001, in part due to the devaluation of real during 2002 as compared to 2001.

Conversely, when the real appreciates against the U.S. dollar, as occurred in 2003, we incur losses on our monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the interest income from such assets as measured in reais decreases because of the appreciation of the real. At the same time, we record gains on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expenses decreases. Accordingly, the 28.5% decrease in interest income from loans in 2003 compared to 2002 and the 34.9% decrease in our interest expense in 2003 compared to 2002 were both largely attributable to the 18.2% appreciation of the real against the dollar during 2003.

In addition, in periods of high interest rates, such as occurred in certain periods of 1998 through the first half of 2003, our interest income increases as interest rates on our interest-earning assets increase. At the same time, our interest expense increases as interest rates on our interest-bearing liabilities also rise. Changes in volumes of interest-earning assets and interest-bearing liabilities also produce changes in interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans during a period.

The following table shows our foreign-currency-denominated and foreign-currency-indexed assets and liabilities at the dates indicated:

	December 31,

	2001	2002	2003

	(R$ in millions)
Assets
Cash and due from banks	R$466	R$1,050	R$599
Interest-earning deposits in other banks	1,195	1,548	4,069
Federal funds sold and securities purchased under agreements to resell	5,358	285	4,503
Brazilian Central Bank compulsory deposits	2,377	943	502
Trading securities, at fair value	2,358	431	1,729
Available for sale securities, at fair value	1,206	715	2,478
Securities held to maturity	—	1,543	547
Net loans	11,633	14,752	13,201
Other assets	473	193	1,195

Total assets	25,066	21,460	28,823

Off-balance sheet accounts – notional value
Derivatives – long position
Futures	2,299	4,357	7,014
Term	—	123	20
Options	21	—	4
Swap	351	2,714	3,350

Total	R$27,737	R$28,654	R$39,211

Liabilities
Deposits	1,543	3,165	4,207
Federal funds purchased and securities sold under agreements to repurchase	95	730	3,406
Short-term borrowings	8,320	9,639	7,795
Long-term debt	5,129	4,487	9,283
Others	1,024	2,836	1,124

Total liabilities	16,111	20,857	25,815
Off-balance sheet accounts – notional value
Derivatives – short position
Futures	5,752	660	8,718
Term	—	157	550
Options	—	—	148
Swap	4,024	4,589	2,904

Total	R$25,887	R$26,263	R$38,135

Net exposure	1,850	2,391	1,076

The balance of our foreign currency-denominated and -indexed assets exceeded the balance of our foreign currency-denominated and -indexed liabilities at December 31, 2001, 2002 and 2003. The excess of foreign currency-denominated and -indexed assets over foreign currency-denominated and -indexed liabilities, as well as the higher interest rates we earn on our foreign currency-denominated and -indexed assets compared to our foreign currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position for those periods.

We have used swap and futures contracts and certain other hedging contracts to minimize the potential impact of currency devaluation or appreciation. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 22(b) to the consolidated financial statements.

Effects of Devaluation and Interest Rates on Lending and Treasury Activities

The general economic crisis which arose at the end of 1997, coupled with the currency devaluation and increases in interest rates that occurred at times from 1997 to 1999, caused occasional increases in overdue loans. In response to our customers’ decreasing ability to pay on schedule, we increased our provisions for loan losses, reaching R$1,845 million in 1999. The year 2000 brought an improvement in the economic situation in Brazil, and as a result, our provisions for loan losses decreased to R$1,244 million in 2000.

With the subsequent deterioration of the economy in 2001 and 2002, we increased our provisions for loan losses again, to R$1,763 million for the year ended December 31, 2001 and to R$2,543 million for the year ended December 31, 2002, as a result of an increase in the average balance of our loan portfolio, paired with the declining ability of certain customers to pay on schedule. We decreased our provisions for loan losses to R$2,034 million for the year ended December 31, 2003, despite an increase in the average balance of our loan portfolio, reflecting improvements in our implementation of new methods of evaluating potential credits.

Our balance of loans outstanding grew from R$52,324 million at December 31, 2002 to R$54,795 million at December 31, 2003. This 4.7% increase in our lending activities was largely a result of our acquisition of BBV Banco in the first half of 2003 and our ongoing marketing efforts, offset by a general reduction in demand for credit as a result of the relatively high interest rates during much of the period and, generally, the low level of economic activity in Brazil. Our lending activities grew more slowly in 2003 than in 2002. As demand for credit fell, we increased our investments in trading securities, such that the value of our trading assets, measured at fair value, increased from R$22,783 million at December 31, 2002 to R$37,073 million at December 31, 2003. The R$1,673 million increase in our subordinated debt also contributed to the increase in our investments in trading securities. An additional factor in the increase was the increase in sales of our pension investment contracts VGBL and PGBL. As such products are sold we increase our technical reserves accordingly, and on the other hand, our investments in trading securities.

Taxes

Our income tax expense is made up of two components, a federal income tax and the Social Contribution Tax. In turn, the federal income tax includes two components, a federal income tax with a rate of 15%, and an additional income tax with a rate of 10%. As of December 31, 2003, the federal income tax was assessed at a combined rate of 25% of adjusted net income. At the same date, the Social Contribution Tax was assessed at a rate of 9% of adjusted net income. From May 1, 1999 to January 31, 2000, the rate was 12%. From February 1, 2000, the enacted base rate for the Social Contribution Tax on net profits was 8%, with an additional rate of 1% levied until December 31, 2002. The total Social Contribution Tax rate was to be reduced to 8% on January 1, 2003, but the government decided to maintain the 9% rate indefinitely.

Brazilian corporations may make payments to shareholders characterized as a distribution of interest on capital as an alternative form of making dividend distributions and take a deduction against taxable income for such payments. We aim at maximizing the amount of dividends we pay in the form of interest on capital. For further information on our tax expense, see “Regulation and Supervision—Taxation” and “Taxation”.

Impact of Recent Important Acquisitions and Joint Ventures on our Future Financial Performance

In December 2000, we entered into a telecommunications joint venture agreement with Unibanco, Portugal Telecom, and two of its affiliates. Pursuant to that agreement, BUS Holding received an initial payment in reais equivalent to R$548 million, of which R$335 million corresponds to our ownership share of BUS Holding. For U.S. GAAP accounting purposes, the R$335 million payment was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. It is reflected on our December 31, 2001 financial statements and will continue to be reflected on our financial statements for the next five years. The transaction became final in 2002, with the liquidation of BUS Holding. For more information, see “Business—Recent Important Acquisitions and Joint Ventures—BUS—Serviços de Telecomunicações Joint Venture”.

On August 20, 2001, we won a public bidding process organized by the Postal Service to offer banking services in post offices. We executed the related agreement with the Postal Service in September 2001. The agreement with the Postal Service has led to an increase in our revenues and income as well as expenses. The amount of increases in revenue, income and expenses during the remainder of the term of the agreement are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information about the proposed agreement, see “Business—Recent Important Acquisitions and Joint Ventures—Postal Service Correspondent Offices”.

We have made the following important acquisitions in the last two years:

  on January 13, 2002, we acquired control of Banco Mercantil and its controlled companies. On March 31, 2003, we completed the purchase of the minority shareholders’ shares of Banco Mercantil and converted it into our wholly-owned subsidiary. On May 19, 2003, Banco Mercantil transferred control of its branches, assets and liabilities to Bradesco;

  on January 24, 2002, we acquired control of BEA at auction for a purchase price of R$182.9 million. On June 10, 2003, BEA transferred all of its branches, assets and liabilities to Bradesco;

  on February 24, 2002, we acquired 100% of the shares of Banco Cidade and its controlled entities. On June 24, 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN;

  on January 10, 2003, we entered into an agreement to acquire 100% of the shares of BBV Banco, now Banco Alvorada. Upon completion of the transaction on June 9, 2003, BBV Banco became our wholly-owned subsidiary and on September 19, 2003, BBV Banco transferred all of its branches, assets and liabilities to Bradesco; and

  on November 6, 2003, we entered into an agreement to acquire 100% of the shares of the Zogbi Institutions. Upon completion of the transaction on February 16, 2004, the Zogbi Institutions became our wholly-owned subsidiaries.

In each case, we believe that the acquisitions and related transfers of assets and liabilities resulted in an increase in our revenues, expenses and income. However, we do not separately account for these acquisitions, and the acquired operations have been integrated into our operations. Accordingly, we are not able to quantify the financial impact of these acquisitions. Similarly, we expect that each of the acquisitions and the related transfers of assets and liabilities is likely to result in increases in our revenues and expenses in the future. The amount of such potential increases is uncertain, and we therefore cannot estimate with confidence the impact of these transactions on our future financial performance. For more information, see “Business—Recent Important Acquisitions and Joint Ventures”.

Upon our 2003 acquisition of BBV Banco it became our significant subsidiary, in accordance with Rule 1-02 of Regulation S-X. Since the significance test was not met at the 20% level, we do not include separate financial statements for BBV Banco, now Banco Alvorada. None of our other acquisitions made since January 1998 have involved the acquisition of a significant subsidiary.

Critical Accounting Policies

Our significant accounting policies are described in note 2 to our consolidated financial statements. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, it could have had a material impact on our financial condition and results of operations.

Allowance for Loan Losses

We periodically adjust the allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.

The determination of the amount of allowance for loan losses by its nature requires us to make judgments and assumptions regarding our loan portfolio, both on a portfolio and individual basis. When we review our portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements. When we review our loans on an individual basis, we make judgments regarding which factors are most likely to affect risk levels and what specific credit rating to assign. Additional factors that can affect our determination of the allowance for loan losses include:

  general Brazilian economic conditions and conditions in the relevant industry;

  past experience with the relevant debtor or sector of the economy, including recent loss experience;

  credit quality trends;

  the value of a loan’s collateral;

  the volume, composition, and growth of our loan portfolio;

  the Brazilian government’s monetary policy; and

  any delays in the receipt of information needed to evaluate loans or confirm existing credit deterioration.

We use models to assist us in analyzing our loans and in determining what allowance for loan losses to make. Although we frequently revise and improve our models, they are by their nature dependent on our judgment and the quality of the information we receive. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, to the extent that actual loan losses differ from forecasts or management’s judgment, the allowance for loan losses may not be indicative of future charge-offs.

Our determination of what allowance for loan losses to make is influenced by the risk classification of each credit operation. In this context, each 1% variation in the default ratio of our loan portfolio results in an approximately R$11 million variation in our allowance for loan losses. This sensitivity analysis is hypothetical, and is meant to illustrate the impact that risk classification and the severity of losses has on our determination of the allowance for loan losses. The analysis should not be considered a reflection of our expectations for future determinations of risk classification or for future changes in the severity of losses. Given the procedures that we follow in order to determine our loan portfolio’s risk classification and our assessment of the severity of losses, we believe that the current risk classification and estimate of severity of losses for our loan portfolio are appropriate.

See “Selected Statistical Information— Credit Operations— Non-performing loans” and “—Allowance for Loan Losses” for additional information regarding our practices related to the allowance for loan losses.

Valuation of Derivatives and Securities

Financial instruments reported at fair value in our financial statements mainly include securities classified as trading and available for sale and other trading assets including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

We estimate fair value using quoted market prices when available. We note that quoted market price may be affected by the volume of securities traded and may not reflect control premiums resulting from agreements for shares with shareholders with significant holdings. Nonetheless, management believes that quoted market prices are the best indicator of fair value.

When quoted market prices are not available, we use models to estimate fair value. The factors used in these models include dealer quotes, pricing models, the prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and option volatilities when relevant and available.

The determination of fair value when quoted market prices are not available involves management judgment, as models are dependent on our judgment regarding what weight to give different factors and the quality of the information we receive. For example, there is often limited market data to rely upon when estimating the impact of holding a large or mature position. Similarly, we utilize our judgment in estimating prices when no external parameters exist. If we make incorrect assumptions, or the model itself makes incorrect correlations, the amount of revenue or loss recorded for a specific asset or liability may be underestimated or overestimated. Judgment is also required to determine whether a decline in fair value below the amortized cost of a security held to maturity or the carrying value of an available for sale security is “other than temporary,” such that it requires that we write down the amortized cost basis or the carrying value as an expense. In evaluating whether a decline is “other than temporary,” management exercises discretion in deciding the historical period to be considered and how severe a loss may be.

These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate.

Changes in Classification of Securities

The classification of securities as trading, available for sale or held to maturity is based on management’s intention to hold or trade such securities at the time of acquisition. The accounting treatment of the securities we hold thus depends on whether we classify them at acquisition as trading, available for sale or held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, requiring a transfer between the three categories indicated above.

Income Tax

The determination of the amount of our taxes is complex. In general, our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of deferred tax benefits and payable income tax. Our assessment of the possibility that a deferred tax benefit could be realized is subjective and involves assessments and assumptions which are inherently uncertain in nature. The realization of deferred tax benefits is subject to changes in future tax rates and developments in our tax planning strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, influencing our determination of the amount of our tax liability.

We constantly monitor and evaluate the impact on our liability of new tax law as well as new developments that could affect the assessments and assumptions underlying our analysis of the possibility of realizing deferred tax benefits.

For additional information regarding our income tax, see “Regulation and Supervision—Taxation—Income Tax and Social Contribution on Profits”. Our accounting policy with respect to income taxes is discussed in note 2(q) of our consolidated financial statements.

Use of Estimates

In presenting the financial statements our management makes estimates and assumptions that also include the amount of valuation allowances for deferred tax assets, assumptions underlying the calculation of the allowance for loan losses, assumptions relating to the calculation of insurance reserves, the selection of useful lives for certain assets and the determination of whether a specific asset or group of assets has been impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Accounting for Unusual and Unique Transactions

Accounting for unusual and unique transactions for which no specific authoritative literature exists requires significant judgment in identifying the key terms of the transaction, determining which situations in the literature may be considered analogous, drawing a conclusion as to whether the treatment applied in an analogous situation is appropriate and, finally, in determining which of the possible treatments identified is the most appropriate method of accounting for the transaction.

Our transactions, such as those with BUS and those involving products and transactions unique to the Brazilian market, require management to apply significant judgment in determining the appropriate accounting treatment for each such transaction.

For additional information on the BUS transaction, see “Business—Recent Important Acquisitions and Joint Ventures—BUS-Serviços de Telecomunicações Joint Venture” and note 9 to our consolidated financial statements.

Commitments and Contingencies

We have contractual obligations to make certain fixed payments to third parties, in accordance with the amounts presented in the table below.

	Payments due as of December 31, 2003

	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years	Total

	(R$ in millions)
Contractual Obligations
Time deposits	R$10,049	R$12,683	R$114	R$98	R$22,944
Federal funds purchased and securities sold under agreements to repurchase	25,794	1,541	2	153	27,490
Long-term debt	6,211	4,246	1,795	7,841	20,093
Other obligations(1)	12,671	25,965	398	226	39,260

Total	R$54,725	R$44,435	R$2,309	R$8,318	R$109,787

___________________
(1)	Includes reserves for insurance claims, pension plans and pension investment contracts.

Off-balance Sheet Financial Guarantees

As part of our credit operations, we enter into various off-balance sheet credit instruments with our customers, with the purpose of serving their financing needs. The following table summarizes these off-balance sheet financial instruments as of December 31, 2003:

Payments due as of December 31,2003

	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years	Total

(R$ in millions)
Guarantees granted	R$2,503	R$1,451	R$448	R$2,546	R$6,948
Other letters of credit	174	—	—	—	174

Total	R$2,677	R$1,451	R$448	R$2,546	R$7,122

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We issue commercial letters of credit to facilitate foreign trade transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions regarding the shipment of goods. The contracts are subject to the same credit evaluations as other extensions of credit.

Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Standby letters of credit are subject to management’s credit evaluation of the customer.

In connection with issuing securities to investors, we may enter into contractual arrangements with third parties that may require us to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect for these transactions to have virtually no impact on our liquidity.

Results by Segment

We operate and manage our business through two principal operating segments: the banking segment and the insurance, pension funds and certificated savings plans segment. Our segments are managed based on types of products and services offered and their related client bases. We evaluate the performance of our segments based on net income, net interest income, and non-interest income and expense.

Amounts presented by segment may differ from the amounts provided on a consolidated basis due to adjustments, reclassifications and eliminations for other operations and for inter-company transactions.

In our banking segment, we offer a range of banking products and services to our customers, including deposit-taking and lending operations, credit and debit card services, and capital markets services, through our broad distribution network. For a description of the banking segment’s operations, see “Business—Banking”.

In our insurance, pension plans and certificated savings plans segment, we offer a range of products and services to our customers, including health, life, accident, automobile and property insurance, individual and corporate pension plans, and certificated savings accounts, through our broad distribution network. For a description of the insurance, pension plans and certificated savings plans segment’s operations, see “Business—Insurance, Pension Plans and Certificated Savings Plans”.

Results of Operations for Year Ended December 31, 2003 Compared with December 31, 2002

The following table shows the principal components of our net income for 2003 and 2002 on a company-wide basis and by segment:

Bradesco

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Net interest income	R$13,467	R$14,999	11.4%
Provision for loan losses	(2,543)	(2,034)	(20.0)
Non-interest income	7,963	11,109	39.5
Non-interest expense	(16,599)	(21,418)	29.0

Income before income taxes and minority interests	2,288	2,656	16.1
Income taxes	(161)	(346)	114.9
Change in accounting principle(1)	27	—	(100.0)

Income before minority interest	2,154	2,310	7.2
Minority interest	(12)	(8)	(33.3)

Net income	R$2,142	R$2,302	7.5%

___________________
(1)	For more information, see note 11 to our consolidated financial statements.

The following table shows the principal components of our net income for 2003 and 2002.

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Net interest income	R$10,436	R$10,034	(3.9)%	R$3,021	R$4,959	64.2%
Provision for loan losses	(2,543)	(2,034)	(20.0)	-	-	-
Non-interest income	2,304	4,041	75.4	5,684	7,020	23.5
Non-interest expense	(8,630)	(10,424)	20.8	(7,989)	(10,949)	37.1

Income before income taxes and minority interests	1,567	1,617	3.2	716	1,030	43.9
Income taxes	22	24	9.1	(173)	(364)	110.4
Change in accounting principle(1)	27	—	(100.0)	—	—	—

Income before minority interest	1,616	1,641	1.5	543	666	22.7
Minority interest	(9)	(6)	(33.3)	(3)	(2)	(33.3)

Net income	1,607	1,635	1.7	540	664	23.0

___________________
(1)	For more information, see note 11 to our consolidated financial statements.

Net Interest Income

The following table shows the principal components of our net interest income before provision for loan losses for 2002 and 2003, on a company-wide basis and by segment:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Interest income	R$28,394	R$24,716	(13.0)%	R$25,380	R$19,768	(22.1)%	R$3,021	R$4,959	64.2%
Interest expense	(14,927)	(9,717)	(34.9)	(14,944)	(9,734)	(34.9)	—	—	—

Net interest income	13,467	14,999	11.4	10,436	10,034	(3.9)	3,021	4,959	64.2

The following table shows, on a company-wide basis and by segment, how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2003/2002 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$2,000	R$899	R$1,219
Due to changes in average interest rates	(468)	(1,301)	719

Net change	1,532	(402)	1,938

Banking

The R$402 million decrease in net interest income in the banking segment in 2003 from 2002 was due to the net effect of the reduction in average interest rates during the second half of 2003.

The effect of the decrease in net interest income was partially offset by the effect of the increase in average volume of interest-earning assets and interest-bearing liabilities. The changes in the average volume of interest-bearing liabilities (which increased by 18.9%) and the average volume of interest-earning assets (which increased by 20.5%) led to an increase in the average volume of net interest income of R$899 million. These increases were primarily due to an 88.8% increase in our average balance of federal funds sold and securities purchased under agreements to resell among Brazilian financial institutions, as well as to a 30.1% increase in the average balance of trading securities. The increase in our average balance of trading securities was in turn largely due to an increase in funds available, most notably due to our issuance of subordinated debt as well as a decrease in demand for credit.

Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment fell from a rate of 12.6% in 2002 to a rate of 10.0% in 2003.

Insurance, Pension Plans and Certificated Savings Plans

The R$1,938 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2003 from 2002 was primarily due to an increase in the average volume of interest-earning assets. The changes in the average volume of interest-earning assets (which increased by 37.4%) led to an increase in interest income of R$1,219 million. These increases were primarily due to a 43.6% increase in our average balance of trading securities, which was in turn largely due to an increase in funds available from our pension investment contracts VGBL and PGBL, due to increased sales of these products.

The base interest rate remained high during most of the first half of 2003, leading to an increase in net interest revenue of R$719 million in 2003 in comparison with 2002.

Our net interest margin in the insurance, pension plans and certificated savings plans segment increased from a rate of 19.0% in 2002 to a rate of 22.7% in 2003.

Interest Income

The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2002 and 2003:

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$49,590	R$51,039	2.9%
Federal funds sold and securities purchased under agreements to resell	10,322	19,487	88.8
Trading securities	19,537	27,077	38.6
Available for sale securities	3,045	3,147	3.3
Securities held to maturity	5,295	3,088	(41.7)
Interest-earning deposits in other banks	2,154	4,651	115.9
Central bank compulsory deposits	8,149	11,988	47.1
Other interest-earning assets	340	985	189.7

Total	R$98,432	R$121,462	23.4

Average interest rate earned:	28.8%	20.3%	—

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$49,590	R$51,039	2.9%	—	—	—
Federal funds sold and securities purchased under agreements to resell	10,322	19,487	88.8	—	—	—
Trading securities	7,130	9,274	30.1	R$12,396	R$17,803	43.6%
Available for sale securities	1,825	1,687	(7.6)	1,282	1,460	13.9
Securities held to maturity	3,186	680	(78.7)	2,112	2,408	14.0
Interest-earning deposits in other banks	2,148	4,526	110.7	124	202	62.9
Central bank compulsory deposits	8,149	11,988	47.1	—	—	—
Other interest-earning assets	340	985	189.7	—	—	—

Total	R$82,690	R$99,666	20.5%	R$15,914	R$21,873	37.4%

Average interest rate earned:	30.7%	19.8%	—	19.0%	22.7%	—

For further information about average interest rates by type of assets, see “Selected Statistical Information—Average Balance Sheet and Interest Rate Data”.

The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2003/2002 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$4,473	R$3,362	R$ 1,219
Due to changes in average interest rates	(8,151)	(8,974)	719

Net change	(3,678)	(5,612)	1,938

Banking

Interest income in the banking segment decreased by R$5,612 million in 2003, a 22.1% decrease compared to 2002, primarily due to a decrease in interest income from loans and, to a lesser extent, a decrease in interest income from securities held to maturity.

The 28.5% decrease in interest income from loans, from R$17,027 million to R$12,176 million, was largely attributable to the impact of the 18.2% appreciation of the real against the dollar during 2003 on our operations that are indexed to or denominated in U.S. dollars. When the real appreciates our interest income from such assets as measured in reais decreases, in contrast to the impact of the 52.3% depreciation of the real against the dollar during 2002 on our operations that were indexed to or denominated in U.S. dollars. The impact of the 2003 appreciation of the real on interest income from loans was partially offset by the impact of the overall increase in average interest rates during the year and an increase in the average volume of interest-earning loans due to the acquisition of BBV Banco in June 2003.

The decrease in our interest income was also due to a decrease in income from our securities held to maturity, from an income of R$1,258 million in 2002 to an expense of R$11 million in 2003. Although the majority of our securities held to maturity were denominated in Brazilian reais, as of December 31, 2003 approximately 17.0% of them were denominated in, or indexed to, other currencies, primarily the U.S. dollar. When the real appreciates against the dollar, securities denominated in or indexed to the dollar yield a lower effective rate of return than securities denominated in reais. Accordingly, the decrease in interest income from our securities held to maturity was largely due to the impact of the appreciation of the real on our income from those securities which were indexed to or denominated in U.S. dollars, which led to a R$723 million decrease in interest income. The decrease in income from our securities held to maturity was also due to a decrease in the average volume, which led to a R$546 million decrease in interest income.

Insurance, Pension Plans and Certificated Savings Plans

Interest income in the insurance, pension plans and certificated savings plans segment increased by R$1,938 million in 2003, a 64.2% increase from 2002, primarily due to a 99.3% increase in interest income from trading securities, consisting primarily of Brazilian government securities, from R$2,054 million to R$4,093 million. The increase in interest income from trading securities was primarily due to a R$1,080 million increase in the average balance of our trading securities, due to an increase in funds from technical reserves, in particular the technical reserves related to our products VGBL and PGBL. The increase in interest income was also partially due to the increase in interest rates during 2003, particularly the SELIC rate, which was at 26.5% for most of the first six months of 2003:

Interest Expense

The following tables show, on a company-wide basis and by segment, the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2002 and 2003:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$19,033	R$20,680	8.7%	R$19,050	R$20,698	8.7%
Time deposits	21,347	24,230	13.5	21,466	24,298	13.2	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	9,670	15,486	60.1	9,673	15,486	60.1	—	—	—
Short-term borrowings	10,137	9,219	(9.1)	10,137	9,219	(9.1)	—	—	—
Long-term debt	12,417	16,417	32.2	12,417	16,417	32.2	—	—	—
Deposits from financial institutions	223	657	194.6	223	657	194.6	—	—	—

Total	R$72,827	R$86,689	19.0%	R$72,966	R$86,775	18.9%	—	—	—

Average interest rate paid:	20.5%	11.2%	—	20.5%	11.2%	—	—	—	—

For further information on average interest rates by type of liability, see “Selected Statistical Information—Average Balance Sheet and Interest Rate Data”.

The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

2003/2002 Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$2,473	R$2,462	—
Due to changes in average interest rates	(7,683)	(7,672)	—

Net change	R$(5,210)	R$(5,210)	—

Banking

The 34.9% decrease in our interest expense in our banking segment for 2003 compared to 2002 was primarily attributable to a decrease in our interest expense on our short-term borrowings and on our long-term debt, partially offset by an increase in our interest expense on time deposits and interest on federal funds purchased and securities sold under agreements to repurchase.

Our interest expense related to our short-term borrowings, represented mainly by short-term international financing facilities denominated in foreign currency, decreased from an expense of R$3,977 million during 2002 to an income of R$387 million during 2003. This decrease was primarily due to the impact of the 18.2% appreciation of the real against the dollar during 2003 on our operations indexed to or denominated in U.S. dollars. When the real appreciates our interest expense on those operations as measured in reais decreases, in contrast to the impact of the 52.3% depreciation of the real against the dollar during 2002 on our operations that were indexed to or denominated in U.S. dollars. The decrease in interest expense was also due, to a lesser extent, to a decrease in the average volume of our short-term borrowings.

The interest expense on our long term debt decreased 78.9%, from R$4,092 million during 2002 to R$865 million during 2003. This decrease was due primarily to a decrease of R$2,786 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely attributable to the appreciation of the real during 2003. This was partially offset by the effect of a 32.2% increase in the average balance of long term debt. Our interest expense on our long-term domestic facilities, which are indexed to the real -U.S. dollar exchange rate, decreased by R$441 million, primarily due to the appreciation of the real during 2003. The average balance of these facilities remained relatively constant between 2002 and 2003.

The decrease in interest expense was partially offset by a 33.0% increase on our interest expense on time deposits, from R$3,195 million in 2002 to R$4,250 million in 2003. The increase was primarily due to a 13.2% increase in the average volume of our time deposit transactions during the period, as well as to an increase in interest rates. The increase in the volume of our time deposit transactions was largely due to our acquisition of BBV Banco in June 2003.

Provision for Loan Losses

The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2002 and 2003, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans):

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Allowance for loan losses at beginning of year	R$2,941	R$3,455	17.5%
Provision for loan losses	2,543	2,034	(20.0)
Loan charge-offs	(2,320)	(2,058)	(11.3)
Loan recoveries	291	415	42.6

Allowance for loan losses at end of year	R$3,455	R$3,846	11.3%

Ratio of provision for loan losses to
average loans outstanding	4.9%	3.8%

The allowance for loan losses increased 11.3% from R$3,455 million as of December 31, 2002 to R$3,846 million as of December 31, 2003, primarily due to a 2.6% increase in our average loan balance.

We believe that Brazil’s economic situation has not yet completely stabilized, although the economy showed indications of improvement during 2003. Accordingly, the allowance for loan losses increased as a percentage of loans from 6.6% in 2002 to 7.0% in 2003.

The Brazilian economy performed better during 2003 than our expectations had suggested, largely due to the smooth transition from the Cardoso administration to the new Lula administration and the new administration’s implementation of fiscal austerity policies. As a result, our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total average value of outstanding loans at the end of the year, decreased from 4.5% in 2002 to 3.9% in 2003. Similarly, recoveries of troubled loans increased by 42.6% as compared to 2002, and loan charge-offs fell by 11.3% for the year, as the rate of loan defaults decreased. Overall, during 2003 the provision for loan losses decreased by 20.0% as compared to 2002.

Our borrowers’ ability to perform their obligations in light of the improving Brazilian economy as well as our own increased selectivity in granting loans is reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans in our top four risk classifications, none of which are considered “non-performing,” was 92.0% at December 31, 2003, an increase from 91.6% at December 31, 2002. Loans in the top two risk classification categories increased from 67.2% of the total at year-end 2002 to 68.1% of the total at year-end 2003, reflecting the improvement in the overall quality of the portfolio.

We believe that our current allowance for loan losses is sufficient to cover known and potential loan losses in our loan portfolio. For more information, see “Selected Statistical Information—Credit Operations—Charge-offs” and “Selected Statistical Information—Non-performing Loans and Allowance for Loan Losses”.

We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical net loss experience, rates of default and charge-offs.

Our growth strategy for our loan portfolio in 2003 focused on extending loans specifically oriented toward individuals, such as personal loans and automobile financing, during 2003. Historically, loans to individuals have better rates of return than loans to companies. The ability of some of our clients from the industrial sector, including transportation, property, lumber and vehicle companies, and the service sector, including telecommunications and energy companies, to comply with their payment obligations deteriorated, leading to an increase in our provisioning at the end of 2003, limiting the overall decrease in our provision for loan losses. We also wrote off loans to some clients from the service sector regarding which we had concluded our collection efforts, leading to a 34.0% increase in charge-offs for industrial and other loans in 2003 over 2002.

Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other change or trend in non-performing loans.

The economic segments that performed well in 2003 were largely those that were oriented toward foreign trade, principally those with interests in agricultural and mineral commodities. Despite the appreciation of the real, exporters were aided by a favorable exchange rate, as the U.S. dollar depreciated as measured against the Euro.

Accordingly, we also focused the growth of our loan portfolio during 2003 on large exporting companies, the majority of which are subsidiaries of multinational companies. The acquisition of BBV Banco and the integration of its portfolio into ours advanced this strategy, as BBV Banco’s loan portfolio was concentrated in loans to large European and North American companies, with limited loans to small and medium-sized enterprises or individual clients. As a result, we increased the level of our loans classified as “industrial and other loans”, the largest segment of our loan portfolio, by 4.1%, while maintaining a the classification at a relatively stable percentage of total loans, at 40.0% as compared to 40.2% in 2002. The increase in the level of loans in this classification was despite the low levels of growth among small and medium-sized enterprises in Brazil during 2003.

The strength of the export-based segments of the economy was also reflected in the growth of rural loans in our portfolio, which increased from 7.6% of the total in 2002 to 8.1% in 2003. This led to an additional allowance of R$8 million for questionable borrowers in this segment, representing 0.4% of the expense allowance for loan losses during this period.

Loans that we extended to individual clients as “other financing,” which includes loans specifically oriented toward individuals, such as personal loans and automobile financing, grew by 19.9% in 2003, increasing their representation in the total loan portfolio from 17.5% in 2002 to 20.0% in 2003. This resulted in an 8.5% growth of our allowance for loan losses when compared to 2002. This increase was proportionately less than the increase in our loan portfolio, largely due to increased selectivity in granting these types of loans.

At the same time, the allowance allocated to loans in foreign currencies to individuals decreased from 2.2% in 2002 to 0.7% in 2003 and these loans decreased as a percentage of total loans from 6.0% to 4.4%, largely due to the appreciation of the real.

For a description of the Central Bank’s regulation of lending operations, see “Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements.

Non-Interest Income

The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2002 and 2003.

For comparative purposes, amounts related to certain private retirement plans have been reclassified to adjust to a change in classification effective January 1, 2003. As a result, income from pension premiums decreased, and income from insurance premiums increased, by R$327 million during the year ended December 31, 2002. This reclassification does not have an effect on non-interest income, net income or shareholders’ equity. For more information, see “Selected Financial Information”.

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$2,894	R$3,463	19.7%	R$2,803	R$3,225	15.1%	R$96	R$191	99.0%
Trading income (losses)	(2,006)	45	—	(2,062)	154	—	57	(108)	—
Net realized gains (losses) on available for sale securities	(38)	738	—	(85)	167	—	48	570	1,087.5
Net gain on foreign currency transactions	148	198	33.8	148	198	33.8	—	—	—
Equity in earnings (losses) of unconsolidated companies	150	60	(60.0)	157	101	(35.7)	(14)	(41)	192.9
Insurance premiums	5,308	6,149	15.8	—	—	—	5,308	6,149	15.8
Pension plan income	21	64	204.8	—	—	—	21	64	204.8
Other non-interest income	1,486	392	(73.6)	1,343	196	(85.4)	168	195	16.1

Total	R$7,963	R$11,109	39.5	R$2,304	R$4,041	75.4	R$5,684	R$7,020	23.5

Banking

Non-interest income in the banking segment increased 75.4% in 2003 compared to 2002, principally due to an increase in income from trading securities and, to a lesser extent, an increase in fee and commission income.

Income from trading securities increased from an expense of R$2,062 million in 2002 to income of R$154 million in 2003. This increase was principally due to the impact of the depreciation of the real on our hedging operations in 2002, which did not recur in 2003. Fee and commission income increased by 15.1% in 2003 compared to 2002, from R$2,803 million to R$3,225 million, primarily due to an increase in the volume of operations that yield fees and commissions and growth in our client base. Fees and commissions from the administration of funds and for services related to current accounts saw the greatest increase, largely due to the increased volume of these transactions. These increases were partially offset by an 85.4% decrease in other non-interest income which was primarily due to the recognition, during the consolidation of our income statement, of a negative change in our foreign assets due to exchange rates.

Insurance, Pension Plans and Certificated Savings Plans

Non-interest income in the insurance, pension plans and certificated savings plans segment increased 23.5% in 2003 compared to 2002, principally due to increases in insurance premiums and the net realized gains on available for sale securities.

Insurance premiums increased by 15.8%, from R$5,308 million in 2002 to R$6,149 million in 2003. This increase was principally due to increases in the sales volume of our automobile and health insurance products, which in turn was due to increased marketing efforts. The net realized gains on available for sale securities increased by 1,087.5%, from R$48 million in 2002 to R$570 million in 2003, largely as a result of market prices for securities listed on the Brazilian stock exchanges.

Non-Interest Expense

The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2002 and 2003:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Salaries and benefits	R$(3,992)	R$(4,677)	17.2%	R$(3,656)	R$(4,189)	14.6%	R$(335)	R$(462)	37.9%
Administrative expense	(3,421)	(3,909)	14.3	(2,966)	(3,555)	19.9	(463)	(484)	4.5
Amortization of intangible assets	(230)	(266)	15.7	(224)	(256)	14.3	(6)	(10)	66.7
Insurance claims	(3,614)	(4,333)	19.9	—	—	—	(3,614)	(4,333)	19.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(2,261)	(3,777)	67.0	—	—	—	(2,261)	(3,777)	67.0
Pension plan operating expenses	(370)	(637)	72.2	—	—	—	(371)	(637)	71.7
Insurance and pension plan selling expenses	(669)	(762)	13.9	—	—	—	(669)	(762)	13.9
Depreciation and amortization	(459)	(744)	62.1	(393)	(675)	71.8	(61)	(67)	9.8
Other non-interest expense	(1,583)	(2,313)	46.1	(1,391)	(1,749)	25.7	(209)	(417)	99.5

Total	R$(16,599)	R$(21,418)	29.0	R$(8,630)	R$(10,424)	20.8	R$(7,989)	R$(10,949)	37.1

Banking

Non-interest expense in the banking segment increased 20.8% in 2003 compared to 2002, due primarily to increases in salaries and benefits and administrative expenses. The salaries and benefits expense increased by 14.6%, from R$3,656 million in 2002 to R$4,189 million in 2003, partially due to an increase in the number of employees, primarily as a result of the acquisition of BBV Banco.

Administrative expenses increased by 19.9%, from R$2,966 million in 2002 to R$3,555 million in 2003, due primarily to the expansion of our network of branches, post office correspondent offices and other sources of service as well as to increases in price levels due to inflation.

Insurance, Pension Plans and Certificated Savings Plans

Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 37.1% in 2003 compared to 2002, due primarily to an increase in insurance claims as well as in the expense for changes in provisions for insurance, pension plans and certificated savings plans. Insurance claims increased by 19.9%, from R$3,614 million in 2002 to R$4,333 million in 2003, largely due to an increase in payments of claims under automobile and health insurance policies.

The expense for changes in provisions for insurance, pension plans and certificated savings plans increased by 67.0% in 2003 compared to 2002, from R$2,261 million in 2002 to R$3,777 million in 2003, largely due to increased sales of our VGBL and PGBL products.

Income Tax

Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Overview—Taxes”. The combined rate of these two taxes has been 34% since February 2000.

We recorded an income tax expense of R$346 million in 2003, compared to a tax expense of R$161 million in 2002. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, rose to 13.3% in 2003 from 7.5% in 2002.

The increase was due primarily to the increase in taxable income in 2003.

Net Income

As a result of the foregoing, net income for 2003 grew by 7.5% in comparison with 2002.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following tables show the principal components of our net income for 2001 and 2002 on a company-wide basis and by segment.

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Net interest income	R$9,493	R$13,467	41.9%	R$7,497	R$10,436	39.2%	R$1,976	R$3,021	52.9%
Provision for loan losses	(1,763)	(2,543)	44.2	(1,763)	(2,543)	44.2	—	—	—
Non-interest income	9,606	7,963	(17.1)	3,147	2,304	(26.8)	6,432	5,684	(11.6)
Non-interest expense	(14,498)	(16,599)	14.5	(6,990)	(8,630)	23.5	(7,491)	(7,989)	6.6

Income before income taxes and minority interests	2,838	2,288	(19.4)	1,891	1,567	(17.1)	917	716	(21.9)
Income taxes	(550)	(161)	(70.7)	(383)	22	—	(157)	(173)	10.2
Change in accounting principle(1)	—	27	—	—	27	—	—	—	—

Income before minority interest	2,288	2,154	(5.9)	1,508	1,616	7.2	760	543	(28.6)
Minority interest	(18)	(12)	(33.3)	5	(9)	—	(24)	(3)	(87.5)

Net income	R$2,270	R$2,142	(5.6)%	R$1,513	R$1,607	6.2%	R$736	R$540	(26.6)%

____________________
(1)	For more information, see note 11 to our consolidated financial statements.

Net Interest Income

The following table shows the principal components of our net interest income before provision for loan losses for 2001 and 2002, on a company-wide basis and by segment.

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Interest income	R$18,652	R$28,394	52.2%	R$16,662	R$25,380	52.3%	R$1,976	R$3,021	52.9%
Interest expense	(9,159)	(14,927)	63.0	(9,165)	(14,944)	63.1	—	—	—

Net interest income	R$9,493	R$13,467	41.9%	R$7,497	R$10,436	39.2%	R$1,976	R$3,021	52.9%

The following table shows, on a company-wide basis and by segment, how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real) in each case for the year 2002 as compared to the year 2001:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

2002/2001 Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$2,330	R$1,827	R$476
Due to changes in average interest rates	1,644	1,112	569
Net change	R$3,974	R$2,939	R$1,045

Banking

The R$2,939 million increase in net interest income in the banking segment in 2002 from 2001 was primarily due to the net effect of the increase in average volume of interest-earning assets and interest-bearing liabilities. The changes in the average volume of interest-bearing liabilities (which increased by 19.3%) and the average volume of interest-earning assets (which increased by 21.9%) led to an increase in net interest income of R$1,827 million. These increases were primarily due to a 21.4% increase in our average balance of loans outstanding, due primarily to our acquisition of Banco Mercantil, Banco Cidade and BEA in 2002, to an average increase of 127.6% of Central Bank compulsory deposits, and to the impact on our loan operations indexed to or denominated in foreign currency of the greater devaluation of the real in 2002 than 2001.

The net effect of the increase in average interest rates, which was in part due to the 52.3% devaluation of the real during 2002, was an increase of R$1,112 million in our interest income in 2002 compared with 2001.

Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment increased from a rate of 11.1% in 2001 to a rate of 12.6% in 2002.

Insurance, Pension Plans and Certificated Savings Plans

The R$1,045 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2002 from 2001 was due to changes in both the average interest rates and the average volume of interest-earning assets. The changes in average interest rates led to an increase in net interest income of R$569 million, and were primarily attributable to an increase in average interest rates, which was in turn partly attributable to the devaluation of the real during 2002.

The changes in the average volume of interest-earning assets and interest-bearing liabilities led to an increase in net interest income of R$476 million. The changes in the average volume of interest-earning liabilities (which increased by 21.6%) were primarily due to a 164.3% increase in the average balance of trading securities and securities held to maturity, which was in turn largely due to an increase in funds available from technical provisions on our products VGBL and PGBL, due to increased sales of these products.

Our net margin in the insurance, pension plans and certificated savings plans segment increased from a rate of 15.1% in 2001 to a rate of 19.0% in 2002.

Interest Income

The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2001 and 2002:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets
Loans	R$40,928	R$49,590	21.2%	R$40,863	R$49,590	21.4%	—	—	—
Federal funds sold and securities purchased under agreements to resell	10,569	10,322	(2.3)	10,569	10,322	(2.3)	—	—	—
Trading securities	19,785	19,537	(1.3)	7,267	7,130	(1.9)	R$12,518	R$12,396	(1.0)%
Available for sale securities	3,793	3,045	(19.7)	3,478	1,825	(47.5)	485	1,282	164.3
Securities held to maturity	—	5,295	—	—	3,186	—	—	2,112	—
Interest-earning deposits in other banks	1,996	2,154	7.9	1,904	2,148	12.8	84	124	47.6
Central Bank compulsory deposits	3,580	8,149	127.6	3,580	8,149	127.6	—	—	—
Other interest-earning assets	167	340	103.6	167	340	103.6	—	—	—

Total	R$80,818	R$98,432	21.8	R$67,828	R$82,690	21.9		R$15,914	21.6

Average interest rate earned	23.1%	28.8%	—	24.6%	30.7%		15.1%	19.0%

For further information about average interest rates by type of assets, see “Selected Statistical Information—Average Balance Sheet and Interest Rate Data”.

The following table shows, on a company-wide basis and by segment, how much of the increase in interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real) in each case for the year 2002 as compared to the year 2001:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

2002/2001 Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$4,226	R$3,732	R$476
Due to changes in average interest rates	5,516	4,986	569

Net change	R$9,742	R$8,718	R$1,045

Banking

Interest income in the banking segment increased by 52.3% in 2002 compared to 2001, primarily due to an increase in interest income from loans, as well as to an increase in interest income from compulsory deposits with the Central Bank on securities held to maturity and on securities purchased under agreements to resell. The 45.9% increase in interest income from loans, from R$11,672 million to R$17,027 million, was largely attributable to a R$2,751 million increase in the average volume of interest-earning loans, due primarily to the acquisitions of Banco Mercantil, Banco Cidade and BEA in 2002. An additional factor was the impact of the greater devaluation of the r eal against the U.S. dollar in 2002 as compared to 2001, which produced increased income on our assets earning interest at rates linked to the exchange rate, as well as an increase in the average interest rate on our loans from 28.6% in 2001 to 34.3% in 2002.

Interest income from compulsory deposits in the Central Bank increased 588.3%, from R$299 million in 2001 to R$2,058 million in 2002. This increase was primarily attributable to an increase of R$1,079 million resulting from the increase in interest rates on compulsory deposits. The interest rates applicable to compulsory deposits are set by Central Bank regulation. The average rate of return on compulsory deposits rose from 8.4% in 2001 to 25.3% in 2002, largely due to an increase in the average rate of return on compulsory deposits on time deposits, from 7.4% in 2001 to 44.3% in 2002. In turn the increase in the average rate of return was consistent with the increase in rates of return on related Brazilian federal government securities, which pursuant to Central Bank regulation make up most of these compulsory deposits. The increase in interest income from compulsory deposits in the Central Bank also was attributable to an increase of R$680 million in interest income attributable to a 127.6% increase in the average balance of our compulsory deposits in the Central Bank, due primarily to the increase in compulsory rates in 2002 and the introduction of additional categories of compulsory deposits. For more information regarding these compulsory deposit requirements and the applicable interest rates, see “Business—Funding”.

The increase in our interest income was also due to interest on our securities portfolio held to maturity of R$1,258 million in 2002. This portfolio consists primarily of Brazilian government securities with interest linked to the exchange rate, and benefited from the larger currency devaluation in 2002. Most of these bonds and securities were classified as “trading” in 2001.

The increase in interest income was also due, to a lesser extent, to a 30.3% increase in interest on securities purchased under agreements to resell, from R$2,261 million during 2001 to R$2,947 million during 2002. This increase was due primarily to a R$740 million increase attributable to the impact of the increase in average interest rates, which was partially offset by a R$54 million decrease in interest income attributable to a 2.3% decrease in the average balance of repurchase transactions.

Our portfolio of held to maturity securities had a higher rate of return when compared to our portfolio of available-for-sale securities, as well as our portfolio of trading securities, during 2002. We hold securities denominated in reais and securities denominated in, or indexed to, other currencies, primarily the U.S. dollar. Although the majority of our securities held to maturity were denominated in Brazilian reais, as of December 31, 2002 approximately 39% of them were denominated in, or indexed to, other currencies, while less than 2% of our trading securities and approximately 15% of our available-for-sale securities were denominated in other currencies. When the real is devaluated, securities denominated in or indexed to other currencies yield a higher effective rate of return than securities denominated in Brazilian reais. Accordingly, because in 2002 a substantially larger percentage of our portfolio of held to maturity securities was foreign-currency-linked, this category of securities had a higher rate of return when compared to the available-for-sale and trading categories, which contained a significantly lower portion of foreign currency-linked securities.

Insurance, Pension Plans and Certificated Savings Plans

Interest income in the insurance, pension plans and certificated savings plans segment increased by 52.9% in 2002 compared to 2001, primarily due to interest income from securities held to maturity and available-for-sale securities. The amount of R$696.0 million in interest income from interest on securities held to maturity in 2002, consisting primarily of Brazilian government securities, was largely due to the increase in average interest rates in 2002. These securities held to maturity were classified as “trading securities” in 2001.

The 1,236.8% increase in interest income from interest on available-for-sale securities, from R$19 million in 2001 to R$254 million in 2002, was largely due to a R$167 million increase related to the increase in average interest rates during the period, as well as a R$68 million increase in average volume, due to increasing sales of our products VGBL and PGBL.

Interest Expense

The following tables show, on a company-wide basis and by segment, the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2001 and 2002.

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities
Savings deposits	R$17,486	R$19,033	8.8%	R$17,502	R$19,050	8.8%	—	—	—
Time deposits	12,597	21,347	69.5	12,664	21,466	69.5	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	12,278	9,670	(21.2)	12,278	9,673	(21.2)	—	—	—
Short-term borrowings	8,751	10,137	15.8	8,751	10,137	15.8	—	—	—
Long-term debt	9,789	12,417	26.8	9,789	12,417	26.8	—	—	—
Deposits from financial institutions	176	223	26.7	187	223	19.3	—	—	—

Total	R$61,077	R$72,827	19.2	R$61,171	R$72,966	19.3	—	—	—

Average interest rate paid	15.0%	20.5%	—	15.0%	20.5%	—		—	—

For further information on average interest rates by type of liability, see “Selected Statistical Information—Average Balance Sheet and Interest Rate Data”.

The following tables show, on a company-wide basis and by segment, how much of the increase in our interest expense for the year 2002 as compared to the year 2001 was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real):

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

2002/2001 Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-bearing liabilities	R$1,896	R$1,905	—
Due to changes in average interest rates	3,872	3,874	—

Net change	R$5,768	R$5,779	—

Banking

The 63.1% increase in our interest expense in our banking segment for 2002 compared to 2001 was primarily attributable to an increase in our interest expense on our short-term borrowings as well as, to a lesser extent, our interest expense on our long-term debt and interest on time deposits.

Our interest expense related to our short-term borrowings, represented mainly by short-term international financing facilities denominated in foreign currency, increased 106.3%, from R$1,928 million during 2001 to R$3,977 million during 2002. This increase was due primarily to exchange losses recorded on these facilities, which in turn was largely attributable to the greater devaluation of the real during 2002 than during 2001, as well as to an increase in average volume.

The interest expense on our long term debt increased 101.6%, from R$2,030 million during 2001 to R$4,092 million during 2002. This increase was due primarily to an increase of R$1,292 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely attributable to exchange losses recorded on these facilities as a result of the increased devaluation of the real in 2002. The increase in our interest expense on our long-term debt denominated in foreign currency was also due to a 26.8% increase in the average balance of long term debt. Our interest expense on our long-term domestic facilities increased by R$770 million, primarily due to a 33.4% increase in the average balance of these accounts in 2002 compared to 2001.

We also had a 69.9% increase on our interest expense on time deposits, from R$1,880 million in 2001 to R$3,195 million in 2002. The increase was primarily due to a 69.5% increase in the average volume of our time deposit transactions during the period, as well as to an increase in interest rates. The increase in the volume of our time deposit transactions was in part due to growth in our customer base and to our acquisitions of other banks in the first half of 2002.

Provision for Loan Losses

The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2001 and 2002, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans).

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Allowance for loan losses at beginning of year	R$2,345	R$2,941	25.4%
Provision for loan losses	1,763	2,543	44.2
Loan charge-offs	(1,414)	(2,320)	64.1
Loan recoveries	247	291	17.8

Allowance for loan losses at end of year	R$2,941	R$3,455	17.5

Ratio of provision for loan losses to average loans outstanding	4.1%	4.9%

The allowance for loan losses increased 17.5% from R$2,941 million as of December 31, 2001 to R$3,455 million as of December 31, 2002. This increase resulted primarily from a 20.3% increase in the average balance of loans, reflecting the growth of our loan portfolio through the acquisitions of Banco Mercantil, BEA and Banco Cidade and our extension of new loans, as well as the impact on our loan portfolio of the devaluation of the real and the slowdown in the Brazilian economy during the period.

We increased our level of provisioning during 2002, reflecting both the growth in volume of our loan portfolio through new acquisitions and an expected decline in our individual borrowers’ ability to meet their obligations as they felt the effects of the deterioration of the Brazilian economy and reduced levels of growth in the United States economy.

Consistent with the downturn in the economy, our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total average value of outstanding loans at the end of the year, increased from 3.3% in 2001 to 4.5% in 2002, our loan charge-offs increased 64.1% during 2002. The increase in the provision for loan losses in turn increased our ratio of provision for loan losses to loans outstanding. The allowance for loan losses as a percentage of total loans remained fairly stable, at 6.5% at year-end 2001 and 6.6% at year-end 2002. Overall, during 2002 the provision for loan losses increased by 44.2% as compared to 2001.

Our borrowers’ increased difficulty to perform their obligations in light of the deterioration in the Brazilian economy is reflected by changes in the risk classification of our loan portfolio, as loans in the top two risk classification categories decreased from 68.2% of the total at year-end 2001 to 67.2% at year-end 2002. At the same time, however, the percentage of loans in our top four risk classifications, none of which are considered “non-performing,” improved, reaching 91.6% at December 31, 2002 compared to 90.9% at December 31, 2001, reflecting our application of more rigorous criteria to the granting of credit.

Recoveries of troubled loans increased by 17.8% in 2002 as compared to 2001, largely due to improvements in our ability to negotiate with and collect from our defaulting clients.

Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other change or trend in non-performing loans.

The credits extended under our “industrial and other loans” category include loans to some companies, such as telecommunication, energy and communication companies, which have relatively high levels of debt denominated in foreign currencies but whose income is primarily in reais. These companies faced difficulties during 2002 due to the 52.3% devaluation of the real against the dollar, which increased their U.S. dollar-denominated debt as measured in reais while reducing the buying power of their income contributing to the increase in loan charge-offs.

Overall, the allowance allocated to “industrial and other loans” decreased, from 56.8% of the total allowance in 2001 to 42.0% in 2002, largely due to their decrease as a percentage of total loans from 41.9% in 2001 to 40.2% in 2002. At the same time, the volume of our “industrial and other loans” increased by 11.6%, in 2002 as compared to 2001, largely due to our acquisitions of other banks.

Like the allowance allocated to industrial and other loans, the allowance allocated to agricultural loans declined, from 11.5% of the total in 2001 to 7.6% of the total in 2002, reflecting an improvement in the repayment rate of these credit operations. At the same time, these loans increased as a percentage of total loans from 6.7% in 2001 to 7.6% in 2002. This increase was primarily due to an increase in the average volume of such transactions, which in turn was due to improved market prices of agricultural products and the resulting increase in foreign-currency earning exports.

The percentage of loans that we extended to individual clients as “other financing” increased 284% during the last four years, with an average annual increase of approximately 40%. The percentage of “other financing” remained fairly steady at 17.5% of total loans in 2001 and 2002. However, although loans to individuals historically have better rates of return than loans to companies, the allowance for loan losses allocated to other financing to individuals increased from 12.7% of the total allowance in 2001 to 26.0% in 2002, largely due to the impact of inflation and the depreciation of the real on individuals’ buying power and ability to comply with their obligations, as well as the effect of other economic factors such as the level of unemployment. During 2002, we wrote off R$900 million of these loans, which have an average maturity of three years, representing 38.8% of the amount written off for the year.

Similarly, the allowance allocated to real estate loans to individuals increased from 5.3% of the total in 2001 to 5.8% of the total in 2002, despite the decline in the amount of such loans, from 3.1% in 2001 to 2.3% of total loans in 2002.

The allowance allocated to loans in foreign currencies also increased, from 2.0% in 2001 to 2.2% in 2002, while these loans increased as a percentage of total loans from 5.3% in 2001 to 6.0% in 2002. The increase was largely due to the depreciation of the real, rather than new extensions of credit.

For a description of the Central Bank’s regulation of lending operations, see “Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements.

Non-Interest Income

The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2001 and 2002.

For comparative purposes, amounts related to certain private retirement plans have been reclassified to adjust to a change in classification effective January 1, 2003. As a result, income from pension premiums decreased, and income from insurance premiums increased, by R$327 million during the year ended December 31, 2002 and R$330 million during the year ended December 31, 2001. This reclassification does not have an effect on non-interest income, net income or shareholders’ equity. For more information, see “Selected Financial Information”.

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$2,866	R$2,894	1.0%	R$2,720	R$2,803	3.1%	R$48	R$96	100.0%
Trading gain (losses)	(287)	(2,006)	599.0	(257)	(2,062)	702.3	(30)	57	—
Net realized gains (losses) on available for sale securities	372	(38)	—	123	(85)	—	246	48	(80.5)
Net gains on foreign currency transactions	247	148	(40.1)	248	148	(40.3)	—	—	—
Equity in earnings (losses) of unconsolidated companies	109	150	37.6	84	157	86.9	25	(14)	—
Insurance premiums	4,946	5,308	7.3	—	—	—	4,946	5,308	7.3
Pension plan income	713	21	(97.1)	—	—	—	713	21	(97.1)
Other non-interest income	640	1,486	132.2	229	1,343	486.5	484	168	(65.3)

Total	R$9,606	R$7,963	(17.1)	R$3,147	R$2,304	(26.8)	R$6,432	R$5,684	(11.6)

Banking

Non-interest income in the banking segment decreased 26.8% in 2002 compared to 2001, principally due to a 702.3% increase in losses from trading securities, which increased from R$257 million in 2001 to R$2,062 million in 2002. This increase was principally due to the impact of the devaluation of the real on our hedging operations during 2002.

This factor was partially offset by 486.5% increase in other non-financial income, which was primarily due to exchange rate variations on our foreign investments recognized during the consolidation process.

Insurance, Pension Plans and Certificated Savings Plans

Non-interest income in the insurance, pension plans and certificated savings plans segment decreased 11.6%, from R$6,432 million in 2001 to R$5,684 million in 2002, principally due to a 97.1% decrease in pension plan income, particularly traditional pension plan products, from R$713 million in 2001 to R$21 million in 2002. This decrease was largely due to the reclassification of amounts related to certain private retirement plans.

This factor was partially offset by a 7.3% increase in insurance premiums, from R$4,946 million in 2001 to R$5,308 million in 2002, attributable, in great part, to marketing efforts.

Non-interest Expense

The following tables show, on a company-wide basis and by segment, the principal components of our non-interest expense for 2001 and 2002:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Salaries and benefits	R$(3,329)	R$(3,992)	19.9%	R$(2,967)	R$(3,656)	23.2%	R$(309)	R$(335)	8.4%
Administrative expense	(2,868)	(3,421)	19.3	(2,458)	(2,966)	20.7	(388)	(463)	19.3
Amortization of intangible assets	(115)	(230)	100.0	(89)	(224)	151.7	(27)	(6)	(77.8)
Insurance claims	(3,251)	(3,614)	11.2	—	—	—	(3,251)	(3,614)	11.2
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(1,847)	(2,261)	22.4	—	—	—	(1,847)	(2,261)	22.4
Pension plan operating expenses	(459)	(370)	(19.4)	—	—	—	(459)	(371)	(19.2)
Insurance and pension plan selling expense	(690)	(669)	(3.0)	—	—	—	(694)	(669)	(3.6)
Depreciation and amortization	(463)	(459)	(0.9)	(412)	(393)	(4.6)	(50)	(61)	22.0
Other non-interest expense	(1,476)	(1,583)	7.2	(1,064)	(1,391)	30.7	(466)	(209)	(55.2)

Total	R$(14,498)	R$(16,599)	14.5	R$(6,990)	R$(8,630)	23.5	R$(7,491)	R$(7,989)	6.6

Banking

Non-interest expense in the banking segment increased 23.5% in 2002 compared to 2001, due primarily to a 23.2% increase in the payment of salaries and benefits. This increase was due in part to an increase in salary levels and in part to an increase in the number of employees, primarily as a result of the acquisition of Banco Mercantil, BEA and Banco Cidade. Administrative expenses grew 20.7%, due primarily to the expansion of our network of branches and other sources of service and to increases in price levels due to inflation in 2002.

Insurance, Pension Plans and Certificated Savings Plans

Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 6.6% in 2002 compared to 2001, from R$7,491 million in 2001 to R$7,989 million in 2002. This increase was primarily due to a 11.2% increase in insurance claims in 2002, which in turn was largely due to an increase in the volume of transactions in 2002 and an increase of 22.4% in technical reserves for pension investment contracts, largely due to increased sales of our VGBL and PGBL products.

Income Tax

Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Overview—Taxes”. The combined rate of these two taxes was:

  34.0% for the period between February 1, 2000 and December 31, 2002; and

  37.0% for the period between May 1, 1999 and January 31, 2000.

We recorded an income tax expense of R$161 million in 2002, compared to a tax expense of R$550 million in 2001. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, declined to 7.5% in 2002 from 20.2% in 2001. The decrease was due primarily to a decrease in taxable profits in 2002, balanced by an increase in non-deductible expenses and larger gains on foreign assets, which are not taxable in Brazil.

Net Income

As a result of the foregoing, net income for 2002 decreased 5.6% compared to 2001.

Asset and Liability Management

Our general policy on asset and liability management is to:

  manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net income from financial operations and our return on assets and equity, in light of our internal risk management policies; and

  maintain adequate levels of liquidity and capital.

As part of our asset and liability management we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of the loans we extend to the terms of the transactions under which we fund such loans. Subject to our policy constraints, from time to time we take mismatched positions as to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. The asset and liability committee of our senior management meets on a weekly basis to:

  set financial asset allocations and funding policies;

  make decisions regarding the maturity structure of our assets and liabilities;

  establish overnight and intra-day limits for our maturity mismatches, interest rate positions and foreign currency positions; and

  establish exposure limits based on our evaluation of the risks presented by our gap positions and current market volatility levels.

In making their decisions, our senior management evaluates not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. It also considers other potential risks as well as the liquidity of the market, our institutional needs and perceived opportunities for gain. The committee holds extraordinary meetings as needed in response to unexpected macroeconomic changes.

In addition, we have two credit committees which help carry out our asset and liability management:

  the executive credit committee, which is made up of members of our senior management and which meets on a weekly basis, analyzes credits of over R$20 million and determines the general policies which will guide our asset and liability management until its next meeting; and

  the daily credit committee, which meets on a daily basis and is responsible for analysis of credits of up to R$20 million.

In addition, our senior managers receive daily reports on our unmatched and open positions, while the treasury committee assesses our risk position weekly.

Liquidity and Funding

Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management policies from time to time to ensure that we have sufficient liquidity available to honor withdrawals of deposits, repay other liabilities at maturity, extend loans or other forms of credit to our customers and meet our own working capital needs. In our opinion, our working capital is sufficient for our current requirements.

Our treasury department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interfinance transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have had a high level of liquidity in recent years due to our relatively low leverage level. We have used our excess liquidity to invest in short-term money market instruments and expect to continue doing so, subject to regulatory requirements and investment considerations.

Our two principal sources of funding are:

  demand deposits, savings deposits and time deposits from banks; and

  short-, medium- and long-term borrowings, which are typically denominated in U.S. dollars.

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing as well as non-interest bearing) in the periods indicated:

	2001			2002			2003

	Average	% of	Average	Average	% of	Average	Average	% of	Average
	balance	total	rate	balance	total	rate	balance	total	rate

	(R$ in millions, except percentage)
Deposits from banks	R$176	0.2%	13.6%	R$223	0.2%	16.1%	R$657	0.5%	16.9%
Savings deposits	17,486	18.9	7.9	19,033	16.8	8.3	20,680	15.4	9.9
Time deposits	12,597	13.6	14.9	21,347	18.9	14.9	24,230	18.0	17.5

Interest bearing liabilities
Federal funds purchased and securities sold under agreements to repurchase	12,278	13.3	15.6	9,670	8.5	21.2	15,486	11.5	18.4
Short-term borrowings	8,751	9.5	22.0	10,137	9.0	39.2	9,219	6.8	(4.2)
Long-term debt	9,789	10.6	20.7	12,417	11.0	33.0	16,417	12.2	5.3

Total interest-bearing liabilities	61,077	66.2	15.0	72,827	64.3	20.5	86,689	64.4	11.2

Non-interest bearing liabilities
Demand deposits	7,464	8.1	—	9,860	8.7	—	11,146	8.3	—
Other non-interest-bearing liabilities(1)	23,752	25.7	—	30,529	27.0	—	36,790	27.3	—

Total non-interest-bearing liabilities	31,216	33.8	—	40,389	35.7	—	47,936	35.6	—

Total liabilities	R$92,293	100.0%	—	R$113,216	100.0%	—	R$134,625	100.0%	—

______________
(1)

Other non-interest-bearing liabilities, whose primary components are provision for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension investment contracts, and provision for contingent liabilities, are not a source of funding.

Deposits are our most important source of funding, accounting for 42.1% of the average balance of liabilities in 2003, compared to 44.6% in 2002 and 40.9% in 2001. The increase in 2002 was due primarily to an increase in the volume of savings deposits, as well as the general increase in the size of our customer base. In 2003, the average balance of deposits grew by 12.4% but deposits decreased as a percentage of the average balance of liabilities, largely due to greater growth rates in other sources of our funding, including federal funds purchased and securities sold under agreements to repurchase, whose average balance increased by 60.1% during 2003, and long-term debt, whose average balance increased by 32.2% during 2003.

Short- , medium- and long-term borrowings, our second principal source of funding, accounted for 19.0% of the average balance of liabilities in 2003, compared to 19.9% in 2002 and 20.1% in 2001. The decrease in 2003 was largely due to a decrease in demand for import and export financing. Federal funds purchased and securities sold under agreements to repurchase increased by 60.1% as a percentage of the average balance of liabilities in 2003 compared to 2002, primarily as a result of an increase in use of these securities as a source of funding due to their relative liquidity.

The following table shows our sources of funding and liquidity at December 31, 2003:

	December 31, 2003

	R$ million	% of total

Deposits from banks	R$31	0.1%
Savings deposits	22,140	14.5
Time deposits	22,944	15.0
Federal funds purchased and securities sold under agreements to repurchase	27,490	18.0
Short-term borrowings	7,795	5.1
Long-term debt	20,093	13.2

Total interest-bearing liabilities	100,493	65.8
Demand deposits	12,912	8.5
Other non-interest-bearing liabilities	39,260	25.7

Total non-interest-bearing-liabilities	52,172	34.2

Total liabilities	R$152,665	100.0%

Deposits

Deposits accounted for approximately 38.0% of total liabilities at December 31, 2003. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2002 through December 31, 2003 is largely due to the increase in our client base that resulted from our acquisition of BBV Banco. At December 31, 2002, we had approximately 13.0 million checking accounts and 29.4 million savings accounts, compared to approximately 14.5 million checking accounts and 32.3 million savings accounts at December 31, 2003. The increase in the balances of the accounts is a second, less material factor contributing to the increase in average balances of our time, savings and demand deposits. For additional information regarding our deposits, see “Selected Statistical Information—Maturity of Deposits”.

Short-term Borrowings

Our short-term borrowings in foreign currencies consist primarily of lines obtained from correspondent banks for import and export financings, as well as issuances of bonds, certificates of deposit and commercial paper. We have consistently had access to short-term borrowings on market terms, and we expect to continue to have access to these markets when required through issuance of Eurobonds and Deposit Certificates.

We do not maintain any pre-approved credit lines with other financial institutions. Accordingly, we do not have any unused credit lines, credit facilities or portions thereof.

Our credit facilities could be impacted by various factors, including downgrades in our rating, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations, and adverse developments in the Brazilian and world economies. For a further discussion of risks that could have an adverse effect on our credit facilities, see “Risk Factors—Risks Relating to Brazil” and “—Risks Relating to Bradesco and the Brazilian Banking Industry”.

At December 31, 2003, we had drawn short term (up to 360 days) funds totaling R$7,795 million, a decrease of R$1,844 million from December 31, 2002. Our short-term borrowings decreased as demand for import and export financings fell from R$7,741 million at December 31, 2002 to R$6,034 million at December 31, 2003. The decrease was largely due to the appreciation of the real during 2003. Our U.S. dollar-denominated and indexed commercial paper declined 6.5%, from R$1,884 million at December 31, 2002 to R$1,761 million at December 31, 2003.

At December 31, 2002, we had drawn short-term (up to 360 days) funds totaling R$9,639 million, an increase of R$1,319 million from December 31, 2001. Our short-term borrowings increased in 2001 as demand for import and export financings increased from R$5,106 million at December 31, 2001 compared to R$7,741 million at December 31, 2002. The increase was largely due to the increase in Brazilian exports in 2002. Our U.S. dollar-denominated and indexed commercial paper declined 41.3%, from R$3,211 million at December 31, 2001 to R$1,884 million at December 31, 2002.

Substantially all of our foreign trade finance credit lines from correspondent banks are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign currency trade loans from foreign currency credit lines with foreign correspondent banks.

For additional information on our short-term borrowings, see “Selected Statistical Information—Short-term Borrowings” and “Quantitative and Qualitative Disclosure about Market Risk—Sensitivity Analysis”.

Medium- and Long-term Borrowings

Our long-term borrowings consist primarily of local on-lendings, which are amounts we borrow from Brazilian agencies to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans.

At December 31, 2003, we had R$20,093 million in long-term outstanding borrowings, an increase of R$6,704 million from December 31, 2002. The increase in our long-term outstanding borrowings was primarily attributable to a R$1,673 million increase in our subordinated debt and a R$1,213 million increase in our issuances of Euronotes. Between December 31, 2001 and December 31, 2003 we issued US$783 million of subordinated debt in the international capital markets. This subordinated debt has a ten-year maturity and bears interest at a fixed rate.

At December 31, 2002, we had R$13,389 million in long-term outstanding borrowings, an increase of R$1,890 million from December 31, 2001. The increase in our long-term outstanding borrowings was primarily attributable to the R$2,352 million increase in our subordinated debt and to R$1,169 million in financing for on-lending of internal resources. In 2002 we issued subordinated debt as a form of payments for some of our bank acquisitions in the first half of 2002.

We also obtain funding through the issuance of medium- and long-term fixed- and floating-rate securities, including through our medium-term note program. This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. The program provides that the notes are unsecured and unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. Notes issued under the program have maturities of three months or more from their date of issuance and bear interest at a fixed rate. We may only offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Securities Act or to non-U.S. persons outside the U.S. in accordance with Regulation S of the Securities Act.

We had US$535 million of notes under our medium-term notes program outstanding at December 31, 2002 and US$900 million outstanding at December 31, 2003. We issued US$365 million in medium-term notes during 2003. Although the program permits us to issue up to an aggregate of US$2.5 billion of medium-term notes, our ability to issue the US$1.6 billion remaining under the program will depend on the existence of demand for such notes.

In August 2003 we issued two series of notes due 2010 in an aggregate amount of US$400 million. One of the series bears interest at a fixed rate, the other at a floating rate. The notes are secured by future flows of payment orders we receive from abroad.

We use the proceeds of our medium- and long-term debt issuances for general on-lending purposes, principally to our Brazilian clients. The difference between the interest we pay on our borrowings and the interest we charge our clients, known as the “spread,” is related to the term of the loans, our assessment of the client risk, and the general condition of the Brazilian economy. With the exception of our local on-lendings, there are no regulatory restrictions on the use of our borrowings.

For additional information on our long-term debt, see “Quantitative and Qualitative Disclosure about Market Risk—Sensitivity Analysis”and note 14 to our consolidated financial statements.

Compulsory Deposits with the Central Bank

The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. The Central Bank determines the interest to be paid on these deposits, if any. For more information on compulsory deposit requirements, see “Business—Funding—Deposit-taking Activities”.

We had compulsory deposits of R$16,690 million at December 31, 2003, a 3.9% increase from December 31, 2002, primarily due to an increase the volume of deposits. At December 31, 2002, the balance of our compulsory deposits was R$16,057 million, a 95.1% increase from December 31, 2001, primarily due to a 5% increase in the compulsory rate for time deposits and savings deposits, in addition to the creation of an additional 8% rate for cash and time deposits and 10% rate for savings deposits.

Sources of Additional Liquidity

We do not maintain unused pre-approved credit lines, but we believe that our strong presence in the Brazilian market and our reputation in international credit markets would enable us to obtain funds on market terms when necessary. Although our medium-term notes program is not a guaranteed pre-approved credit line and our ability to issue notes under the program at any given time depends on whether there is demand for such notes, as a general matter the program can facilitate our access to international credit markets, which generally tend to offer funds at a lower interest rate and for longer terms than the Brazilian market.

Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto”. A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. At December 31, 2003, we had R$11,389 million in federal government securities as trading securities for this purpose.

Cash Flow

During 2001, 2002 and 2003 the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	2001	2002	2003

	(R$ in millions)
Net cash provided by (used in) operating activities	R$375	R$11,713	R$(8,080)
Net cash used in investing activities	(10,941)	(9,444)	(315)
Net cash provided by financing activities	9,360	1,561	17,873

Net increase (decrease) in cash and cash equivalents	R$(1,206)	R$3,830	R$9,478

2001

During 2001, we experienced a net decrease of R$1,206 million in cash and cash equivalents, due to the use of R$10,941 million in our investing activities, largely offset by our financing activities, which provided R$9,360 million net cash, as well as, to a lesser extent, our operating activities, which provided R$375 million net cash.

The cash used in our investing activities in 2001 resulted primarily from a R$7,370 million net increase in loans, an increase of R$2,961 million in compulsory deposits, due primarily to a Central Bank 10% reserve requirement for compulsory deposits related to time deposits that became effective in September 2001, and also from R$4,333 million used to acquire available-for-sale securities, which was almost entirely offset by R$4,314 million generated from the sale of available-for-sale securities.

The cash generated from our financing activities in 2001 resulted primarily from a R$4,277 million increase in deposits, primarily represented by an increase of R$4,095 million in time deposits, from an increase of R$2,339 million in long-term borrowings net of repayments of long-term debt and to a lesser extent from a R$1,923 million net increase in purchases of federal funds and securities sold under agreements to repurchase. The increase in purchases of federal funds and securities sold under agreements to repurchase was due largely to our adoption of a strategy of diversifying our domestic sources of funding.

2002

During 2002, we experienced a net increase of R$3,830 million in cash and cash equivalents, due to the R$11,713 million in cash and cash equivalents generated by our operating activities and to a lesser extent to the R$1,561 million generated by our financing activities, partially offset by R$9,444 million used in our investment activities.

The cash used in our investing activities in 2002 resulted primarily from a R$7,192 million net increase in compulsory deposits, due primarily to the increase in the rate and creation of additional compulsory deposit requirements, from an increase of R$4,989 million in loans and from R$3,941 million used to acquire available-for-sale securities, which was offset by R$5,036 million generated from the sale of available-for-sale-securities.

The cash generated from our financing activities in 2002 resulted primarily from a R$9,691 million increase in deposits, primarily represented by an increase of R$4,196 million in time deposits and a R$4,593 million increase in cash deposits, both excluding the acquisitions of the first half of 2002, as well as a decrease of R$701 million in long-term borrowings net of repayments of long-term debt and a R$7,089 million net decrease in purchases of federal funds and securities sold under agreements to repurchase. The decrease in purchases of federal funds and securities sold under agreements to repurchase was due largely to our clients’ transfer of resources to other funding sources.

2003

During 2003, we experienced a net increase of R$9,478 million in cash and cash equivalents, due to the R$17,873 million provided by our financing activities, which was partially offset by the R$8,080 million used in our operating activities and the R$315 million used in our investment activities.

The cash used in our investing activities in 2003 resulted primarily from the use of R$3,968 million to acquire available-for-sale securities and of R$1,220 million in the acquisition of subsidiaries, net of cash and cash equivalents received. These were partially offset by R$4,647 million generated from the sale of available-for-sale securities.

The cash generated from our financing activities in 2003 resulted primarily from a R$18,781 million net increase in purchases of federal funds and securities sold under agreements to repurchase, reflecting our shift during 2003 to using more liquid securities, as well as a R$6,009 million increase in borrowings under long-term debt, net of repayments of long-term debt. This was partially offset by the impact of a R$3,556 million net reduction in deposits, excluding the acquisition of BBV Banco, and a R$2,742 decrease in our short-term borrowings, pursuant to our liquidation of borrowing and financing operations.

Capital Compliance

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations.

Brazilian banking regulations differ from Basel Accord requirements in several ways. Brazilian banking regulations:

(a) require a minimum ratio of capital to risk-weighted assets of 11%,

(b) do not permit general loan loss reserves to be considered as capital,

(c) specify different risk-weighted categories,

(d) impose a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank, and

(e) limit the issuance of subordinated notes to 50% of Tier I capital.

Prior to July 31, 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis. Since July 31, 2000, we have measured our capital compliance on a consolidated basis, in accordance with Central Bank rules. See “Regulation and Supervision—Bank Regulations—Principal Limitations and Restrictions on Activities of Financial Institutions” for a more detailed discussion of Brazilian capital adequacy requirements.

The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on accounting practices adopted in Brazil.

	At December 31,

	2001	2002	2003

	(R$ in millions, except percentages)

Tier I	12.5%	12.2%	12.7%
Tier II	1.3	3.6	4.5

Total capital	13.8%	15.8%	17.2%

Available regulatory capital	R$10,876	R$14,396	R$18,473
Minimum regulatory capital required	8,728	10,027	11,803

Excess over minimum regulatory capital required	R$2,148	R$4,369	R$6,670

The increase in our available regulatory capital from R$14,396 million at December 31, 2002 to R$18,473 million at December 31, 2003 was due primarily to our issuance of R$1,533 million in subordinated notes, capital increases of R$1,290 million, the capitalization of R$960 million of profits, and an adjustment of R$451 million due to unrealized gains and losses of investment securities classified as available-for-sale. These factors were partially offset by the effects of a R$160 million decrease in our minority shareholder participation as a result of our acquisition of the minority shareholders’ shares of Banco Mercantil.

The increase in our available regulatory capital from R$10,876 million at December 31, 2001 to R$14,396 million at December 31, 2002 was due primarily to our issuance of R$2,338 million in subordinated notes and a R$132 million increase in the participation of minority shareholders, as well as the capitalization of R$1,076 million of profits in 2002.

The excess over minimum regulatory capital required was R$6,670 million at December 31, 2003, a R$2,301 million increase from the December 31, 2002 level. The increase is primarily attributable to the increase in our capitalization of profits, our issuance of subordinated notes, and our capital increase during 2003.

As of December 31, 2001, 2002 and 2003, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Regulation and Supervision—Bank Regulations—Principal Limitations and Restrictions on Activities of Financial Institutions”.

During 2001, 2002 and 2003, we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the restrictive credit environment that prevailed in Brazil during these periods. If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

Interest Rate Sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

Our interest rate sensitivity strategy takes into account:

  rates of return;

  the underlying degree of risk; and

  liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits. Our asset and liability committee reviews our positions at least weekly and changes our positions as market outlooks change.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities at December 31, 2003 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2003

	Up to 30 days	31 – 90 days	91 – 180 days	181 – 365 days	1 – 3 years	Over 3 years	Total

	(R$ in millions, except percentages)
Interest-earning assets:
Deposits in other banks	R$4,234	R$105	R$263	R$219	R$349	—	R$5,170
Federal funds sold and securities purchased under agreements to resell	17,358	3,500	211	510	1,043	3,553	26,175
Central Bank compulsory deposits	9,004	276	1,679	182	594	378	12,113
Trading securities	23,388	510	6,586	2,602	2,489	1,498	37,073
Available for sale securities	29	14	200	392	586	2,875	4,096
Securities held to maturity	15	282	2	—	958	2,008	3,265
Loans	10,591	11,143	7,875	7,390	10,048	5,604	52,651
Other assets	—	—	—	—	—	657	657

Total interest-earning assets:	64,619	15,830	16,816	11,295	16,067	16,573	141,200

Interest-bearing liabilities
Deposits from banks	26	—	1	4	—	—	31
Savings deposits	22,140	—	—	—	—	—	22,140
Time deposits	3,680	1,829	1,643	2,897	12,683	212	22,944
Federal funds purchased and securities sold under agreements to repurchase	16,188	9,022	540	44	1,541	155	27,490
Short-term borrowings	1,378	1,635	3,317	688	777	—	7,795
Long-term debt	875	1,213	1,261	2,862	4,246	9,636	20,093

Total interest-bearing liabilities	44,287	13,699	6,762	6,495	19,247	10,003	100,493

Asset/liability gap	20,332	2,131	10,054	4,800	(3,180)	6,570	40,707
Cumulative gap	20,332	22,463	32,517	37,317	34,137	40,707	—
Ratio of cumulative gap to cumulative total interest-earning assets	14.40%	15.91%	23.03%	26.43%	24.18%	28.83%	—

Exchange Rate Sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, we generally have outstanding at any given time medium- and long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$9,283 million of long-term debt outstanding at December 31, 2003. At that date, our consolidated net foreign currency exposure was R$1,076 million, or 7.9% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum open, short and long foreign currency positions.

At December 31, 2003, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	At December 31, 2003

	R$	Foreign currency	Total	Foreign currency as % of total

	(R$ in millions, except percentages)
Assets
Cash and due from banks	R$1,874	R$599	R$2,473	24.2%
Interest-earning deposits in other banks	1,101	4,069	5,170	78.7
Federal funds sold and securities purchased under agreements
to resell	21,672	4,503	26,175	17.2
Central Bank compulsory deposits	16,188	502	16,690	3.0
Trading securities
Less than one year	8,781	1,093	9,874	11.1
From one to three years	1,980	509	2,489	20.5
More than three years	1,371	127	1,498	8.5
Indefinite(1)	23,212	—	23,212	—
Available for sale securities
Less than one year	635	—	635	—
From one to three years	485	101	586	17.3
More than three years	498	2,377	2,875	82.7
Indefinite	2,098	—	2,098	—
Securities held to maturity:
Less than one year	15	284	299	95.0
From one to three years	876	82	958	8.6
More than three years	1,827	181	2,008	9.0
Loans
Less than one year	26,709	10,290	36,999	27.8
From one to three years	8,148	1,900	10,048	18.9
More than three years	4,555	1,049	5,604	18.7
Indefinite(2)	2,144	—	2,144	—
Investment in unconsolidated companies and other
investments	295	—	295	—
Property, plant and equipment, net	2,764	342	3,106	11.0
Intangible assets, net	1,740	—	1,740	—
Other assets
Less than one year	6,855	38	6,893	0.6
From one to three years	4,805	58	4,863	1.2
More than three years	687	757	1,444	52.4
Allowance for loan losses	(3,808)	(38)	(3,846)	1.0

Total	R$137,507	R$28,823	R$166,330	17.3%

Percentage of total assets	82.7%	17.3%	100.0%	—
Liabilities and Shareholders’ Equity
Deposits
Less than one year	41,261	3,871	45,132	8.6
From one to three years	12,510	173	12,683	1.4
More than three years	49	163	212	76.9
Federal funds purchased and securities sold under agreements
to repurchase	24,084	3,406	27,490	12.4
Short-term borrowings
Less than one year	—	7,018	7,018	100.0
From one to three years	—	777	777	100.0
Long-term debt
Less than one year	3,034	3,177	6,211	51.2
From one to three years	2,847	1,399	4,246	32.9
More than three years	4,929	4,707	9,636	48.8
Other liabilities
Less than one year	11,577	1,094	12,671	8.6
From one to three years	25,935	30	25,965	0.1
More than three years	624	—	624	—
Minority interest in consolidated subsidiaries	73	—	73	—
Shareholders’ equity	13,592	—	13,592	—

Total	R$140,515	R$25,815	R$166,330	15.5

Percentage of total liabilities and shareholders’equity	84.5%	15.5%	100.0%	—
___________________
(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

Derivatives are presented in the table above on the same basis as presented in the consolidated financial statements.

Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars. Amounts denominated in other currencies, which include Euros and Yen, are indexed to the U.S. dollar as well through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

We enter into short-term derivatives contracts with selected counter parties to manage our overall exposure as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see note 22(b) to our consolidated financial statements.

At December 31, 2003, the composition of our off-balance sheet derivatives by currency was as shown below:

	At December 31, 2003

	Notional amounts adjusted at fair value

	R$	Foreign currency	Total

	(R$ in millions)
Off-balance sheet derivatives
Interest rate futures contracts
Purchases	R$1,959	—	R$1,959
Sales	5,362	—	5,362
Foreign currency futures contracts
Purchases	—	R$10,348	10,348
Sales	—	12,274	12,274
Foreign currency option contracts
Purchases	—	4	4
Sales	—	148	148
Interest rate forward contracts
Purchases	5	—	5
Foreign currency forward contracts
Purchases	—	24	24
Sales	—	994	994
Swap contracts
Interest rate swaps	5,652	—	5,652
Currency swaps	—	4,509	4,509

Capital Expenditures

In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology and the Internet designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility and cost efficiency. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by clients.

The following table shows our capital expenditures in the periods indicated.

	2001	2002	2003

	(R$ in millions)
Infrastructure
Land and buildings	R$31	R$283	R$110
Leasehold furniture and equipment	147	137	204
Improvements	60	65	88
Others	6	53	81

Total	244	538	483

Information Technology
Systems development	158	244	235
Data processing equipment	150	396	663

Total	308	640	898

Postal Service Correspondent Offices
Service contract with Postal Service (1)	200	—	—

Total	752	1,178	1,381

___________________
(1)	In September 2001, we agreed to pay the Postal Service approximately R$200 million pursuant to our agreement with them. See “Business— Recent Acquisitions and Joint Ventures— Postal Service Correspondent Offices”.

During 2003 we made R$1,694 million in capital expenditures, of which R$1,381 million was related to the acquisition of assets and R$313 million to telecommunications services and data processing expenses.

During the first three months of 2004, we made investments valued at R$453 million.

We believe that capital expenditures in 2004 through 2006 will not be substantially greater than historical expenditure levels, and anticipate that in accordance with our practice during recent years, our capital expenditures in 2004 through 2006 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

Off-balance Sheet Arrangements

All of our off-balance sheet financial guarantees are described under “— Off-balance Sheet Financial Guarantees”.

Research and Development, Patents and Licenses

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk and Risk Management

In the course of our normal operations we are exposed to a number of risks which are inherent to banking and insurance activities. The extent to which we properly and effectively identify and manage these risks is critical to our profitability. The most significant of these risks are:

  market risk;
  liquidity risk;
  credit risk; and
  operational risk.

Management of these risks is a process which involves different levels of our organization and encompasses a range of policies and strategies. Our risk management policies are generally conservative ones, which seek to limit absolute loss to the extent possible without loss of efficiency. For a discussion of our risk management policies, see “Business— Risk Management” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Asset and Liability Management”. For a summary of Brazilian regulations on managing market risk in the banking sector, see “Regulation and Supervision”.

Market Risk

Market risk is the risk that changes in factors such as interest rates or currency exchange rates will have an adverse impact on the value of our assets, liabilities or off-balance sheet positions. We are exposed to market risk in both our trading and non-trading activities. The primary market risks we face are interest rate risk and foreign exchange risk.

We employ the sensitivity analysis methodology set forth below for evaluating our market risk. Our sensitivity analyses evaluate the potential loss in future earnings resulting from hypothetical changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments. We are exposed to the risk of interest rate movements when there is a mismatch between fixed interest rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Interest Rate Sensitivity” and “— Sensitivity Analysis— Interest Rate Sensitivity”.

Exchange Risk

Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in or indexed to currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. Virtually all of our transactions (by value) that are denominated in or indexed to foreign currencies are denominated in or indexed to the U.S.dollar. Our assets and liabilities denominated in other currencies, which include Euros and Yen, are generally indexed to the U.S.dollar as well, effectively limiting our foreign currency exposure to U.S.dollars through currency swaps. For a discussion of our management of exchange rate sensitivity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Exchange Rate Sensitivity” and “— Sensitivity Analysis— Exchange Rate Sensitivity”.

Market Risk of Trading Activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under U.S. GAAP. Accordingly, we classify derivatives as trading securities.

Sensitivity Analysis

We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2003 is equivalent to the market value of those assets and liabilities at that date.
  We used variations in the interest rate for CDIs with one-day maturity as the test for interest rate sensitivity. Since the fluctuations in the interest rates on our floating rate instruments generally correspond to movements in the interest rate on CDIs, the value of our floating-rate assets and liabilities is not materially affected by changes in interest rates. We therefore only include our fixed-interest rate assets and liabilities in testing the impact of hypothetical changes in interest rates on the fair market value of our assets and liabilities. Changes in the interest rate on CDIs are based on changes in the interbank interest rate, which is in turn based on decisions made by the Central Bank in periodic meetings of its monetary policy committee.
  In dividing our assets and liabilities by maturity, we have assumed that on average the assets and liabilities mature at the midpoint of each period indicated.
  To determine fair market value of our assets and liabilities that are not foreign currency-denominated or indexed, we used an assumed interest rate on CDIs for the midpoint of the period indicated. To arrive at this hypothetical interest rate, we extrapolated from the interest rate on CDIs for the period under analysis on the basis of the daily CDI interest rate.

The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2003:

	From 0to 30 days	From 31to 90 days	From 91to 180 days	From 181to 365 days	From 1to 3 years	More than 3 years	Total

	(R$ in millions)
Interest-earning assets
Interest-earning deposits in other banks	—	R$ 104	R$ 198	R$ 219	R$348	—	R$ 869
Federal funds sold and securities
purchased under agreements to resell	R$17,358	—	—	—	—	—	17,358
Brazilian Central Bank compulsory deposits	—	—	1,517	63	—	—	1,580
Trading Securities, at fair value	97	—	6,253	1,194	449	—	7,993
Loans, net	7,697	7,331	3,685	3,879	3,314	909	26,815

Total	25,152	7,435	11,653	5,355	4,111	909	54,615

Interest-bearing liabilities
Time deposits	486	218	80	148	19	2	953
Federal funds purchased and securities
sold under agreements to repurchase	13,367	8,590	540	44	1,541	2	24,084

Total	13,853	8,808	620	192	1,560	4	25,037

Assets/liabilities gap	11,299	(1,373)	11,033	5,163	2,551	905	29,578
Cumulative assets/liabilities gap	11,299	9,926	20,959	26,122	28,673	29,578	—

The following table shows the maturities of our transactions denominated in or indexed to U.S.dollars, as of December 31, 2003.

	From 0to 30 days	From 31to 90 days	From 91to 180 days	From 181to 365 days	From 1to 3 years	More than 3 years	Total

	(R$ in millions)
Interest-earning assets
Interest-earning deposits in other banks	R$4,002	R$1	R$65	—	R$1	—	R$4,069
Federal funds sold and securities
purchased under agreements to resell.	—	365	106	4	476	3,552	4,503
Brazilian central bank compulsory deposits	6	249	114	15	118	—	502
Trading securities	72	478	183	360	509	127	1,729
Available for sale securities	—	—	—	—	101	2,377	2,478
Securities held to maturity	—	282	2	—	82	181	547
Loans	2,166	3,370	2,923	1,831	1,898	1,049	13,237
Other assets	—	—	—	—	—	657	657

Total assets	6,246	4,745	3,393	2,210	3,185	7,943	27,722

Interest-bearing liabilities
Deposits from financial institutions	—	—	1	—	—	—	1
Time deposits	2,572	612	198	223	173	163	3,941
Federal funds purchased and securities
sold under agreements to repurchase	2,821	432	—	—	—	153	3,406
Short-term borrowings	1,378	1,635	3,317	688	777	—	7,795
Long-term debt	555	778	440	1,404	1,399	4,707	9,283

Total	7,326	3,457	3,956	2,315	2,349	5,023	24,426

Assets/liabilities gap	(1,080)	1,288	(563)	(105)	836	2,920	3,296
Cumulative assets/liabilities gap	(1,080)	208	(355)	(460)	376	3,296	—

Interest Rate Sensitivity

The rate risks to which we are subject can be divided into two categories:

(a) real-denominated assets and liabilities on which interest accrues at fixed rates; and

(b) assets and liabilities denominated in or indexed to foreign currencies on which the interest rate risk can be expressed as what is called the “cupom cambial,” i.e., the “foreign exchange coupon”.

Because the interest rate on the vast majority of our real-denominated floating-rate assets and liabilities is CDI, which is equal to the discount rate used to calculate the present value of future rate fluctuations, the net result is that such rate fluctuations will not result in any changes to the fair value of such assets and liabilities as at the balance sheet date.

Real-Denominated Fixed-Rate Transactions

The potential loss in the value on our real-denominated, fixed-rate financial assets and liabilities, including derivatives, at December 31, 2003, that would have resulted from hypothetical unfavorable fluctuations of up to 1.65% of the annualized CDI interest rate for all fixed-rate interest-bearing assets and liabilities, irrespective of term to maturity or the period of time during which such unfavorable change would persist, did not exceed R$113.4 million. In our opinion an unfavorable fluctuation of more than 1.65% would not be reasonably possible.

At December 31, 2003, we had an excess of R$25.9 billion in fixed rate real-denominated assets over our fixed rate real-denominated liabilities. Therefore, an increase in the CDI interest rate would have been unfavorable to us. As of December 31, 2003, the market did not foresee a material change in the fixed interest rate over the upcoming 3-, 6-, 9- or 12-month periods. At such date, the market and the Central Bank projected reductions in the interest rates. A reduction in the CDI interest rate, however, would have been favorable to us.

Accordingly, in order to evaluate the possibility and magnitude of a contraindicated increase in fixed interest rates, we conducted a study of historical interest rate fluctuations on real-denominated, fixed-rate assets and liabilities. In this study, we calculated fluctuations in annual CDI interest rates over rolling 3-, 6-, 9- and 12-month periods during 2003. Our test showed that all of the fluctuations of the annual CDI interest rate during 2003 were lower than 1.65% (99.5% were lower than 1.31%), and therefore, we concluded that an increase of more than 1.65% in the CDI interest rate would not, in an environment of expected declines in interest rates, be reasonably possible. From December 31, 2003 to present, fixed interest rates have been volatile, due to uncertainties in the domestic and international markets, and we therefore have planned our fixed interest rate transactions accordingly.

Foreign Currency— Denominated and — Indexed Transactions

A hypothetical unfavorable fluctuation of up to 1.5% in the annualized interest rate on our foreign currency-denominated and -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$88.5 million in the value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2003, irrespective of how long the unfavorable change persisted. In our opinion, an unfavorable fluctuation of more than 1.5% would not be reasonably possible.

At December 31, 2003, we had an excess of R$1.1 billion in assets denominated in or indexed to foreign currency over the obligations denominated in or indexed to foreign currencies. Therefore, an increase in interest rates would have been unfavorable and a reduction in interest rates would have been favorable to us.

In view of prevailing market expectations of a decline in the cupom cambial, in order to evaluate the possibility and magnitude of a contraindicated increase in the cupom cambial, we conducted a study of historical fluctuations in the cupom cambial over rolling 3-, 6-, 9- and 12-month periods during 2003. The test showed that approximately 98.6% of the fluctuations in the cupom cambial rate were lower than 1.5% and therefore, we concluded that an increase of more than 1.5% in the cupom cambial would not, in an environment of expected declines in interest rates, be reasonably possible.

The cupom cambial rate in 2004 has demonstrated volatility over the 3-, 6-, 9- and 12-month periods, similar to that seen in the performance of fixed interest rates.

Exchange Rate Sensitivity

A hypothetical unfavorable fluctuation of up to 10% in the real/U.S. dollar exchange rate would result in potential losses of up to R$106.2 million in the fair value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2003. However, we believe that there is an inverse correlation between foreign currency interest rates and real/U.S. dollar exchange rates which would reduce the impact of these hypothetical losses. This calculation includes derivative financial instruments. In our opinion, an hypothetical unfavorable fluctuation of up to 10% in the real/U.S. dollar exchange rate is reasonably possible.

At December 31, 2003, our assets denominated in foreign currencies exceeded our liabilities denominated in such currencies. Accordingly, an appreciation of the real against foreign currencies would generate net exchange losses and would be adverse to us.

The fluctuations in the real/U.S. dollar exchange rate used in the December 31, 2003 exchange rate sensitivity analysis were calculated on the basis of a survey of market expectations regarding exchange-rate movements which was conducted by the Central Bank at the end of 2003. The median projection for the real-U.S. dollar exchange rate at December 31, 2003 revealed by the survey was between 3.19 and 3.20 reais per U.S. dollar.

Consequently, as the market did not predict an appreciation in the value of the real, we utilized a hypothetical valuation of 10% of the value of the real, which was based on the same devaluation percentage presented by the Central Bank survey.

Based on this data and our internal studies of exchange-rate fluctuations, we concluded that an appreciation in the value of the real to a level below R$2.60 = US$1.00 would not be reasonably possible. We performed our calculations of exchange rate sensitivity on the basis of this projection, which was equivalent to an appreciation of approximately 10% in the value of the real.

Value at Risk

We began in January 2000 to evaluate our own treasury positions based on the VaR methodology. VaR is generally defined as the potential one-day loss in the fair value of our portfolio from adverse market movements in interest and exchange rates and is based on probability analysis. Our treasury positions are determined by our senior management, and our compliance with these positions is monitored daily by personnel who are independent of our portfolio management. Senior management receives daily reports on current market risks, which are evaluated under a VaR methodology with a confidence intervals level of 97.5%. We utilize procedures such as daily testing to ensure the precision and consistency of the model. Our analysis covers all financial assets and liabilities held in treasury, including our derivative instruments.

The following shows the value at risk, as measured under the VaR methodology, of our treasury positions in 2003:

1st quarter of 2003
Risk Factors
	Average	Minimum	Maximum	At March 31

	(R$ in millions)
Reais (fixed and floating rate)	7	5	8	6
Foreign exchange coupon	18	7	34	10
Foreign currency	2	0	8	2
Variable income	0	0	0	0
Total VaR	23	10	39	14
2nd quarter of 2003
Risk Factors				At June 30

Reais (fixed and floating rate)	7	6	9	7
Foreign exchange coupon	13	5	21	15
Foreign currency	3	0	9	0
Variable income	0	0	0	0
Total VaR	18	10	25	18
3rd quarter of 2003
Risk Factors				At September 30

Reais (fixed and floating rate)	11	5	16	13
Foreign exchange coupon	19	13	25	39
Foreign currency	2	0	7	0
Variable income	0	0	0	0
Total VaR	28	18	38	28
4th quarter of 2003
Risk Factors				At December 31

Reais (fixed and floating rate)	7	3	13	5
Foreign exchange coupon	21	17	26	18
Foreign currency	1	0	3	3
Variable income	0	0	0	0
Total VaR	27	18	36	21

The following table shows the concentration of the VaR and the number of events during the year ended December 31, 2003, calculated on treasury positions up to December 31, 2003:

VaR— Value at Risk	1st quarter	2nd quarter	3rd quarter	4th quarter	% of events

(R$ in millions)
Up to R$10	0.00%	3.33%	0.00%	0.00%	0.81%
More than R$10 up to R$20	39.35	55.00	29.23	14.52	34.27
More than R$20 up to R$30	45.90	41.67	21.54	51.61	39.92
More than R$30 up to R$40	14.75	0.00	49.23	33.87	25.00
More than R$40	0.00	0.00	0.00	0.00	0.00

	100.00%	100.00%	100.00%	100.00%	100.00%

RECENT FINANCIAL INFORMATION

Additionally, we present below the most recent financial information (published in accordance with accounting practices adopted in Brazil) because such information has been made available to the public. This information should be read in conjunction with the sections “Reconciliation of the Differences between U.S. GAAP and Accounting Practices Adopted in Brazil as at and for the Year Ended December 31, 2003” and “Summary of Certain Differences between Accounting Practices adopted in Brazil and U.S. GAAP”included elsewhere in this prospectus. Further financial information in respect of the periods indicated below is contained in our Form 6-K, furnished to the SEC on May 4, 2004, which is deemed to be incorporated in this prospectus.

	Accounting practices adopted in Brazil presentation for the three months ended March 31,

	2004	2003

	(R$ in millions)
Consolidated Income Statement Data
Income from financial intermediation (1)	R$2,769	R$2,554
Commissions and fees	1,319	1,017
Insurance premiums, pension fund contributions	3,270	2,770
and certificated savings plans
Changes in provisions for insurance, pension funds	(878)	(988)
and certificated savings plans
Insurance claims and redemption of certificated savings	(1,506)	(1,170)
plans
Insurance and pension plan selling expenses	(212)	(181)
Expenses related to pension plan benefits	(809)	(437)
Operating expenses (2)	(2,385)	(2,154)
Equity in earnings of non-consolidated affiliates	0	(5)
Others (3)	(780)	(947)
Income before taxes	788	459
Provision for income tax and social contribution	(179)	53
Minority interest	-	(4)

Net income	R$609	R$508

___________________
(1)	Consists of interest and charges on deposits, borrowings, credit assignments and on-lendings, and leasing operations.
(2)	Operating expenses consists of salaries and benefits and other administrative expenses.
(3)	Others consists of tax expenses, other operating revenue (expense) and non-operating income (expense).

	Accounting practices adopted in Brazil presentation for the three months ended March 31,

	2004	2003

Consolidated Balance Sheet Data	(R$ in millions)
Assets
Cash and due from banks	R$2,285	R$3,718
Interest-earning deposits in other banks	19,233	23,411
Securities	53,151	34,430
Credit and leasing operations	48,137	43,321
Other receivables	23,047	22,930
Allowance for loan losses	(4,192)	(3,902)
Other assets	13,929	16,225
Equity interests and other investments	847	483
Premises and equipment, net	2,377	2,538
Deferred charges	2,157	1,846

Total assets	R$160,971	R$145,000

Liabilities and shareholders’ equity
Deposits	59,186	54,871
Deposits received under agreements to repurchase	15,084	14,342
Funds from acceptance and issuance of securities	6,562	4,963
Borrowings and local onlendings – short term	9,465	10,711
Borrowings and local onlendings – long term	6,351	5,518
Provision for insurance, pension funds and certificated savings plans	27,947	21,050
Other liabilities	22,657	21,698
Deferred income	27	26
Minority interest	68	113
Shareholders’ equity	13,624	11,708

Total liabilities and shareholders’ equity	R$160,971	R$145,000

RECONCILIATION OF THE DIFFERENCES BETWEEN U.S. GAAP AND ACCOUNTING PRACTICES ADOPTED IN BRAZIL AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2003

We have included financial information for the three months ended March 31, 2004, published in accordance with accounting practices adopted in Brazil, in “Recent Financial Information” and by incorporation by reference to our Form 6-K furnished to the SEC on May 4, 2004. However, our primary financial statements which are included in this prospectus are presented using U.S. GAAP. In order to facilitate the comparison of the financial information that is presented in this prospectus which is specifically identified as having being prepared using accounting practices adopted in Brazil to the most recent primary financial statements included in this prospectus presented using U.S. GAAP, we present below a reconciliation from U.S. GAAP to accounting practices adopted in Brazil of: (i) the shareholders’ equity of Banco Bradesco S.A. as of December 31, 2003; and (ii) the net income of Banco Bradesco S.A. for the year ended December 31, 2003. The following reconciliation should be read in conjunction with “Summary of Certain Differences Between Accounting Practices Adopted in Brazil and U.S. GAAP”.

Shareholders’ equity reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil	(R$ in millions)
Shareholders’ equity as reported in the consolidated financial statements of Banco Bradesco S.A.
prepared in conformity with U.S. GAAP included elsewhere in this prospectus	13,592
Accounting for intangible assets in business acquisitions (1)	(437)
Decrease due to price-level restatements through December 31, 1997
Premises and equipment, net (2)	(188)
Securities available for sale (3)	(61)
Premium on stock issued in business combination (4)	(47)
Revenue recognition on sales of branches subject to rental contracts (5)	366
Amortization of gains on the BUS transaction (6)	158
Revenue recognition on credit card fees (7)	63
Accounting for leasing agreements as capital leases (8)	59
Capitalization of software developed for internal use (9)	58
Derivative financial instruments (10)	45
Others	1
Deferred income tax effects of the above adjustments, when applicable	(62)

Shareholders’ equity in accordance with accounting practices adopted in Brazil	13,547

Net income reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil	(R$ in millions)
Net income as reported on the consolidated financial statements of Banco Bradesco S.A. prepared
in conformity with U.S. GAAP included elsewhere in this prospectus	2,302
Accounting for intangible assets in business acquisitions (1)	(736)
Increase due to price-level restatements through December 31, 1997 Premises and equipment, net (2)	67
Securities available for sale (3)	(22)
Revenue recognition on sales of branches subject to rental contracts (5)	139
Amortization of gains on the BUS transaction (6)	(95)
Revenue recognition on credit card fees (7)	16
Accounting for leasing agreements as capital leases (8)	(72)
Capitalization of software developed for internal use (9)	2
Derivative financial instruments (10)	237
Other than temporary losses (11)	(198)
Reversal of allowance for exchange variation in investments abroad (12)	504
Reversal of certain general provision for possible contingencies (13)	230
Others	(47)
Deferred income tax effects of the above adjustments, when applicable	(21)

Net income in accordance with accounting practices adopted in Brazil	2,306

___________________
(1)

Under U.S. GAAP, SFAS No. 141 “Business Combinations” requires, among other things, that all business combinations, except those involving entities under common control be accounted for by a single method – the purchase method at the date of acquisition.

The acquiring company records identifiable assets and liabilities acquired at their fair values. If assets other than cash are distributed as part of the purchase price, such assets should be valued at fair value. Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client deposit portfolio intangible asset and relationship portfolios are recorded and amortized over a period not in excess of ten years. Under accounting practices adopted in Brazil, business combinations are not specifically addressed by accounting pronouncements. Application of the purchase method is generally based on book values. Goodwill or negative goodwill recorded on the acquisition of a company is calculated as the difference between the cost of acquisition and the net book value. Goodwill is subsequently amortized to income over the estimated period benefited, not exceeding 10 years. We recognized extraordinary amortization during 2003. Negative goodwill may be recorded in income over a period consistent with the period over which the investee is expected to incur losses.

(2)

Under U.S. GAAP, Brazil was considered to be a highly inflationary environment and accordingly, we recognized the effects of inflation until December 31, 1997 using IGP-DI, which differs in its composition and calculation from UFIR. The IGP-DI is calculated and published by an independent entity (Fundacao Getulio Vargas). Under accounting practices adopted in Brazil and due to the highly inflationary environment which have prevailed in Brazil in the past, a form of inflation accounting, referred to as monetary correction, has been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. We recognized the effects of inflation until December 31, 1995, using the Unidade de Referencia Fiscal, or UFIR, which is the tax reference unit. However, as from January 1, 1996, no inflation accounting adjustments are permitted for financial statements prepared under accounting practices adopted in Brazil. Therefore, because of the indexation period, the premises and equipment and depreciation expense under U.S. GAAP was higher than it would have been under accounting practices adopted in Brazil.

(3)

Under U.S. GAAP, in accordance with SFAS No. 115 “Accounting for Investments in Debt and Equity Securities,” all investments in equity securities classified as available for sale securities should be recorded at fair value, with unrealized gains or losses recognized as “other comprehensive income”. Under accounting practices adopted in Brazil, certain investments in equity securities are recorded at cost due to other than trading, available for sale or held to maturity intent. In addition, in circumstances where a temporary unrealized loss is recorded, such amount is recognized in income. The difference in the shareholders’ equity and net income is related to the timing difference that exists between the fair value under U.S. GAAP and carrying value under accounting practices adopted in Brazil.

(4)

Under U.S. GAAP, the issued shares were recorded at fair value based on the market price of our shares in accordance with SFAS No. 141 “Business Combinations”. Consequently, under U.S. GAAP, we recorded a premium on the issuance of the shares. Under accounting practices adopted in Brazil, the shares we issued in exchange for shares of other companies in connection with a business acquisition were accounted for at their net asset value per share.

(5)

Under U.S. GAAP, the sales of certain branches subject to subsequent rental contracts are classified as sale-leasebacks involving real estate and are only recorded as sales if they contain certain characteristics described in SFAS No. 28 “Accounting for Sales with Leasebacks”, SFAS No. 13 and SFAS No. 98 “Accounting for Leases”. For transactions classified as operating leases (relating to property sold for cash) only the portion corresponding to the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately as income for the period. The remaining portion is deferred over the corresponding rental contract terms and, in respect of losses only, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing and subsequently recorded in accordance with the criteria described above. Under accounting practices adopted in Brazil, gains and losses on sales of certain branches subject to subsequent rental contracts were directly recorded in earnings.

(6)

Under U.S. GAAP, SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” prohibited the recognition of gains on the sale of the telecommunications infrastructure in 2000 to to the Portugal Telecom subsidiary as described in “Business— Recent Important Acquisitions and Joint Ventures— BUS— Serviços de Telecomunicações Joint Venture” because the sale was subject to non-perfunctory contingencies and resulted from noncompliance with certain contractual conditions. These gains are being recognized over a five-year period that began in July 2001, which represents the period of management and administration services for the corporate telecommunications infrastructure to be provided by such Portugal Telecom subsidiary to Bradesco. Under accounting practices adopted in Brazil, gains on the sale of the telecommunications infrastructure were recognized during 2000, at which time the risks and rewards of ownership were considered substantially transferred. Therefore, the difference in shareholders’ equity is related to the remaining gains to be deferred and in the net income is related to the recognition of the year.

(7)

Under U.S. GAAP, credit card fees, periodically charged to cardholders, are deferred and recognized on a straight-line basis over the period in which the fee entitles the cardholder to use the credit card. Under Accounting Practices Adopted in Brazil, credit card fees are directly charged in earnings.

(8)

Under U.S. GAAP, capitalization of leases is required if certain conditions are met. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets. Under accounting practices adopted in Brazil, all leases are treated as operating leases by the lessee, and the related expense is recognized as the lease installments fall due.

(9)

Under U.S. GAAP, through Statement of Position (which we call “SOP”) 98-1, certain identified costs related to the development and installation of software for internal use should be capitalized as fixed assets, including design of the chosen path, software configuration, software interfaces, coding, installation of hardware and testing. Costs incurred for conceptualization and formulation of alternatives, training and application maintenance should be expensed as incurred. Under accounting practices adopted in Brazil, generally more computer development costs are capitalized at cost and amortized at annual rates of 20% to 50%.

(10)

Under U.S. GAAP, derivative financial instruments should be recorded as assets or liabilities at fair value and classified in accordance with the intention of the holder and the purpose of the financial instrument, e.g. non-hedging, cash flow hedge, fair value hedge or foreign currency hedge, in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended. Under accounting practices adopted in Brazil, until June 30, 2002 none of these instruments were required to be recorded at fair value. After June 30, 2002, in light of the existing similarities in both accounting practices, certain derivative financial instruments are subject to be recorded at cost or at fair value in accordance with the intention of the holder and the purpose of the financial instrument resulting in timing differences in the recognition of the fair value between U.S. GAAP and accounting practices adopted in Brazil.

(11)

Under U.S. GAAP, in accordance with SFAS No. 115 “Accounting for Investments in Debt and Equity Securities,” if a decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. Subsequent increases in the fair value of available-for-sale securities shall be included in other comprehensive income. Under accounting practices adopted in Brazil, the rules to account other than temporary losses are stated more generally and are less comprehensive than U.S. GAAP and therefore, the adjustment in net income refers to a timing difference in the recognition of other than temporary losses on available for sale securities under U.S. GAAP as compared to accounting practices adopted in Brazil.
(12)

Under U.S. GAAP, in accordance with SFAS No. 115, all investments in debt and equity securities, except those classified as held to maturity, should be recorded at fair value. Under accounting practices adopted in Brazil, in 2002, as a result of the market volatility, an additional allowance for exchange variation was recorded for market risk fluctuation on certain investments abroad. In 2003 this allowance was reversed.
The difference in net income refers to the timing difference in the recognition of the reversal of the allowance.

(13)

Under U.S. GAAP, in accordance with SFAS 5 “Accounting for Contingencies,” we recognize accruals in determining loss contingencies when it is probable that losses had been incurred at the date of the financial statements and the amount of such losses can be reasonably estimated. Under accounting practices adopted in Brazil, the accounting and disclosure requirements are generally not as comprehensive as those under U.S. GAAP. Therefore, the general provision for possible contingencies recorded in previous years was reversed during 2003. The difference in net income refers to the timing difference in the reversal of the general provision for possible contingencies.

BUSINESS

The Company

We believe we are the largest private-sector (non-government-controlled) bank in Brazil and in Latin America as a whole in terms of total net worth. We provide a wide range of banking and financial products and services in Brazil and abroad to individuals, small to midsized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

According to information published by SUSEP and ANS, we are the largest insurance, pension plan and títulos de capitalizaçço provider in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. Títulos de capitalizaçço, which we call “certificated savings plans,” are a type of savings account that are coupled with periodic drawings for prizes.

We are ranked first among Brazilian banks for gross revenues and overall performance according to Forbes Brasil magazine and are the largest Brazilian bank and largest private company in Brazil according to a 2003 ranking by Forbes magazine.

Some of our subsidiaries rank as the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below:

  Bradesco Seguros S.A., our insurance subsidiary, which we call “Bradesco Seguros,” together with its subsidiaries, in terms of insurance premiums, net worth and reserves (SUSEP);
  Bradesco Vida e Previdência S.A., our pension and life insurance management subsidiary, which we call “Bradesco Vida e Previdência,” in terms of pension plan contributions, investment portfolio and reserves (SUSEP);
  Bradesco Capitalizaçço S.A., which we call “Bradesco Capitalizaçço,” and which offers certificated savings plans to the public, in terms of the amount of reserves (SUSEP); and
  Together with our other leasing subsidiaries, Bradesco BCN Leasing S.A. Arrendamento Mercantil, which we call “Bradesco BCN Leasing,” in terms of the present value of leasing accounts (Associaçço Brasileira das Empresas de Leasing (Brazilian Association of Leasing Companies, known as “ABEL”)).

We are also one of the leaders among private sector financial institutions in third-party resource management and in underwriting debt securities, according to information published by ANBID.

For information on other private-sector and public-sector (government-controlled) financial institutions in Brazil, see “Regulation and Supervision— Principal Financial Institutions”.

In December 2003, according to information published by the Secretaria da Receita Federal (the “Federal Revenue Service”), we accounted for 20.7% of the total nationwide collections of a tax called the Provisional Contribution on Financial Transactions, known as “CPMF”. Since the CPMF tax is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

In recent years, we have taken important steps to offer our products and services through the Internet and to help our customers and employees gain access to the Internet. We were one of the first banks worldwide to introduce on-line Internet banking. In December 1999 we became the first bank in Latin America, and among the first in the world, to provide free limited Internet access to clients. We also provide computers in many of our branches and service centers that permit clients to access the Internet in order to conduct banking transactions, pay bills and shop on-line. Our Internet banking services, along with our customer service center, makes our banking services available to our customers 24 hours a day, seven days a week.

As of December 31, 2003, we had, on a consolidated basis:

  R$166.3 billion in total assets;
  R$54.8 billion in total loans;
  R$58.0 billion in total deposits;
  R$13.6 billion in shareholders’ equity;
  R$26.4 billion in liabilities related to insurance claim reserves, pension plans, certificated savings plans and pension investment contract operations;
  R$9.0 billion of import and export financing;
  9.4 million insurance policyholders;
  14.5 million checking accounts;
  32.3 million savings accounts;
  2.8 million certificated savings plan holders;
  1,198 of the largest Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;
  6.2 million clients using Internet banking;
  229.4 million calls received by our customer service center during 2003;
  a nationwide network consisting of 3,052 branches, 21,605 ATMs and 2,062 special banking service posts and outlets located on the premises of selected corporate clients; and
  seven branches and six subsidiaries located in New York, the Cayman Islands, the Bahamas, Japan, Argentina and Luxembourg.

Although our customer base includes individuals of all income levels as well as large, midsized and small businesses, the common citizens of Brazil have traditionally formed the backbone of our clientele. Since the 1960s, we have been a leader in Brazil’s middle to low-end retail banking market.

This segment still has great potential for development and provides us with higher margins than other segments, such as corporate credit operations and securities trading, where we face greater price competition.

Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge of our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 9.0 million transactions are executed through our Bradesco network every day. We organize our operations into two main areas: (1) banking services; and (2) insurance, pension plan and certificated savings plan services. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2003, by segment. See note 25 to our consolidated financial statements for additional segment information.

As of December 31, 2003, according to the sources cited in parentheses below, we were:

  the leader among private-sector banks in savings deposits, with 19.2% of all savings accounts in Brazil and R$22.1 billion on deposit (Central Bank);
  the largest provider of insurance and private pension plans, with R$11.9 billion in net premiums written and revenues from private pension plans as measured under accounting practices adopted in Brazil (SUSEP/ANS);
  one of the leaders in Brazilian leasing operations, with R$1.4 billion outstanding (ABEL);

  one of the leaders in the placement of debt instruments in Brazil, having participated in 47.9% of the issuances of debt and equity securities registered with the Comissão de Valores Mobiliarios (Securities Commission), known as the “CVM,”during 2003 (ANBID);
  one of the largest private-sector fund and portfolio managers in Brazil, with approximately R$81.5 billion in total third-party assets under management, representing 15.1% of the total Brazilian market (ANBID);
  one of the largest credit card issuers in Brazil, with 7.0 million credit cards (Visa and MasterCard) issued, and credit card billings of R$9.9 billion;
  one of the largest debit card issuers in Brazil, with 34.1 million debit cards issued, and debit card billings of R$6.2 billion; and
  the leader in payment processing and collection in Brazil, with a market share of 30% (Settlement System of the Central Bank).

The following table summarizes our gross revenues by business area for the periods indicated:

	For the Years Ended December 31,

	2001	2002	2003

	(R$ in millions)
Banking
Lending Income
Housing loans	R$349	R$366	R$318
Rural loans	375	509	474
Leasing	451	402	307
Other loans(1)	10,497	15,748	11,077

Total	R$11,672	R$17,025	R$12,176

Income from services
Asset management fees	540	466	609
Collection fees	544	556	601
Credit card fees	288	327	349
Fees charged on checking account services	802	828	1,025
Fees for receipt of taxes	144	158	175
Interbank fees	225	254	250
Other services	323	305	454

Total	R$2,866	R$2,894	R$3,463

Insurance and pension plans(2)
Insurance Income
Health	2,178	2,333	2,649
Life and accident	1,196	1,257	1,502
Automobile, property and liability	1,572	1,718	1,998

Total	R$4,946	R$5,308	R$6,149

Pension plan income	713	21	64

___________________
(1)	Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2)	Excludes private pension investment contracts. See “— Insurance, Pension Plans and Certificated Savings Plans”.

We do not break down our revenues by geographic market within Brazil and less than 10% of our revenues come from international operations. For more information on our international operations, see “— Banking— International Banking”. For a discussion of our principal capital expenditures from 2001 through December 31, 2003, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations— Capital Expenditures”.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2003 (all of which are consolidated in our financial statements). With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1 to our consolidated financial statements.

History

We were founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A”. In 1948 we began a period of aggressive expansion, which led to our becoming the largest private-sector commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s, entering into urban and rural Brazilian markets. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A.

Recent Important Acquisitions and Joint Ventures

Acquisition of BCN, BANEB and Boavista

In December 1997 we acquired 94.0% of the voting shares and 53.0% of the total shares of Banco de Crédito Nacional, which we call BCN, for R$760 million. By the end of July 1998 we had bought all the outstanding shares of BCN, transforming it into our wholly-owned subsidiary. BCN has traditionally focused on midsized corporate clients as well as on high-net-worth individuals, with credit to large corporate clients and smaller retail clients, both corporate and individual, assuming a secondary role. BCN’s success in establishing itself in its target markets was one of the key reasons we acquired it.

In June 1999 we purchased 94.0% of the shares of Banco do Estado da Bahia, which we call “BANEB”, for R$260 million at a privatization auction. BANEB’s banking business was concentrated in the State of Bahia, and its business operations were focused on retail banking. BANEB’s customer base consisted primarily of employees and government agencies of the State of Bahia. BANEB’s strong brand recognition and large customer base were the key reasons we acquired it.

In October 2000 we acquired Banco Boavista S.A., which we call “Boavista”, which thereby became our wholly-owned subsidiary. As part of the transaction we made a capital increase of R$946 million and issued new common and preferred shares of Banco Bradesco to the former shareholders of Boavista. Boavista was a traditional banking institution focused on midsized corporate clients. In connection with the acquisition of Boavista, we acquired 3% of the total and voting capital of Banco Espírito Santo, S.A., the second-largest bank chartered in Portugal.

We used the purchase method of accounting to account for the acquisitions of BCN, BANEB and Boavista, which are consolidated in our U.S. GAAP consolidated financial statements on an ongoing basis from the date of their acquisition.

Until January 2004, we generally operated BCN as a separate financial institution, maintaining its distinct identity, branch network and market niche. In February 2004, however, we transferred its branches, assets and related liabilities to Bradesco at book value.

Until April 2001, Boavista’s branches operated under Boavista’s name, but under BCN’s management. In April 2001, we transferred the branches and the related assets and liabilities of Boavista to BCN by means of a partial spin-off, which was accounted as a transfer of assets and liabilities for book value.

BANEB’s branches operated under BANEB’s name, but under Bradesco’s management, until September 2001. On September 17, 2001, BANEB transferred its branches and related assets and liabilities to Bradesco at book value.

We have adopted common criteria for credit risk and exposure limits with BCN, BANEB and Boavista as well as for human resources management and policies. We have also consolidated our subsidiaries’ treasury operations, services to large corporate clients and foreign exchange services with our own.

BUS— Serviços de Telecomunicações Joint Venture

In December 2000, we entered into a telecommunications joint venture agreement with Unibanco - Uniço de Bancos Brasileiros S.A., known as “Unibanco”, and Portugal Telecom S.A., known as “Portugal Telecom”, and two of its affiliates. Portugal Telecom is affiliated with leading telecommunications and internet service providers in Brazil and Portugal. In order to implement the transactions contemplated in the agreement, we and Unibanco transferred our respective corporate telecommunications infrastructures to BUS - Serviços de Telecomunicações S.A., which we call “BUS”, by means of a capital contribution, and then contributed our holdings in BUS to a holding company, which we call “BUS Holding”. As a result, we and Unibanco became the sole shareholders of BUS Holding. The book value of our transferred assets was R$18 million, and we recorded our investment in BUS Holding for R$18 million in our December 31, 2000 financial statements.

Under the joint venture agreement, Unibanco agreed with us to have BUS Holding transfer all of its shares of BUS to a subsidiary of Portugal Telecom, once the proposed transfer was approved by the Agência Nacional de Telecomunicações, known as “ANATEL”. The parties also agreed that BUS would provide Unibanco and us with telecommunications services under service agreements for five years. In consideration for the right to acquire the shares of BUS and the direct and indirect benefits of the service agreements, Portugal Telecom, through a subsidiary, made to BUS Holding an initial payment of R$548 million, of which R$335 million corresponds to our ownership share of BUS Holding. For U.S. GAAP accounting purposes, the transaction was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. The transaction is reflected on our December 31, 2001 financial statements and will continue to be reflected in our financial statements for the following five years. Also as part of the BUS transaction, in December 2000 we bought shares in Portugal Telecom for our own account for a total of R$50 million, and in February 2001 Portugal Telecom’s subsidiary paid to BUS Holding an amount in reais equivalent to U.S.$23 million as a capital contribution.

In June 2001, under the terms of an amendment to the joint venture agreement, we and Unibanco caused BUS Holding to transfer 19.9% of the common (voting) shares and 100% of the preferred (non-voting) shares of BUS to a subsidiary of Portugal Telecom. BUS became the operator of our and Unibanco’s respective corporate telecommunications networks on July 1, 2001. The transaction became final in 2002, with the approval of ANATEL, the transfer of the remaining 80.1% of the common shares of BUS to the Portugal Telecom subsidiary and the liquidation of BUS Holding.

Postal Service Correspondent Offices

On August 22, 2001 we won a public bidding process organized by the Empresa Brasileira de Correios e Telégrafos - ECT, the government-owned postal company, which we refer to as the “Postal Service”, to offer banking services through correspondent offices established in post offices under the brand name “Postal Bank”. Through our service contract with the Postal Service, we have the exclusive right to offer banking services at the approximately 5,500 post offices of the Postal Service, which will be used to supplement the national financial system. The agreement provides that we have the right to keep our correspondent offices in the post offices for a period of five years following the installation of the last such office, which we expect will be in 2004.

Upon signing the agreement in September 2001, and in consideration for services to be provided by their network of post offices, we paid the Postal Service approximately R$200 million, which will be amortized through the life of the agreement. In addition, we pay the Postal Service a percentage of the fees that we receive from customers that use the points of service created under the agreement.

We opened the first correspondent office under this project on March 25, 2002, in the state of Minas Gerais. By December 31, 2003, we had opened correspondent offices in 4,000 Postal Service offices, with 1.2 million new accounts.

At the time we entered into the agreement, 1,590 of the cities and towns served by the Post Office had no banking services. Through our correspondent offices, we now offer banking services in 1,164 of those towns. At our Postal Bank correspondent offices we offer our clients the following services:

  receiving and remitting requests to open bank accounts and credit applications;
  making deposits in and withdrawals from accounts;
  providing balance and account information;
  extending collection and payment services under agreements with third parties;
  collection services for negotiable instruments and utility bills (e.g., water, energy, telephone);
  payment of social security benefits; and
  collecting state and municipal taxes and the Fundo de Garantia por Tempo de Serviço, or “FGTS,” the government severance indemnity fund for employees.

These services are provided to Postal Bank customers by employees of the Postal Service that we have trained, although we make all decisions regarding opening bank accounts for and granting credit to our Postal Bank customers.

Banco do Brasil S.A., which we call “Banco do Brasil,” and Caixa Econômica Federal also offer banking services through their own correspondent offices in locations such as bakeries, pharmacies, and grocery stores. We believe that we offer more services through our correspondent offices than other banks do through theirs.

Acquisition of BBV Banco

On January 10, 2003, we entered into an agreement with Banco Bilbao Vizcaya Argentaria S.A., which we call “BBVA,” to acquire all of the shares of Banco Bilbao Vizcaya Argentaria Brasil S.A. and its controlled companies, which we call “BBV Banco,”from BBVA. Our primary goal in making the acquisition was to improve our productivity and competitiveness by incorporating BBV Banco’s resources into our own and to develop our business with Spanish entities investing in Brazil.

The Central Bank approved the transaction on May 21, 2003, and BBV Banco became our wholly-owned subsidiary on June 9, 2003 when our shareholders and BBVA’s board of directors approved the exchange of BBV Banco’s shares for our newly issued shares. As of May 31, 2003, nine days prior to the approval, BBV Banco had total assets of R$10.3 billion, net equity of R$2.4 billion, 439 branches and 76 banking posts.

In accordance with the terms of the agreement on June 9, 2003, we made a one-time cash payment of R$1,864 million to BBVA in return for 1,523,283,014 common shares and 3,108,708,264 preferred shares of BBV Banco, equal to 49.00% of its common shares and 99.99% of its preferred shares. In addition, in exchange for the remaining 51.00% of BBV Banco’s common shares and 0.01% of its preferred shares, which were valued at R$630 million, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital and valued at R$630 million. In the exchange we received 1,585,490,409 common shares and 32,570 preferred shares of BBV Banco at a ratio of 44.422475667 of our shares (of which 22.379315072 were common shares and 22.043160595 were preferred shares) for each share of BBV Banco. We have included BBV Banco’s results in our financial statements starting from June 1, 2003.

Subsequent to our acquisition of BBV Banco, BBVA increased its percentage ownership of our shares through purchases of our shares on the Sço Paulo Stock Exchange, known as “BOVESPA”. As of December 31, 2003 it held 5.0% of our common shares and 5.0% of our preferred shares. For more information on BBVA, see “Principal Shareholders—BBVA”.

In October 2003, we changed BBV Banco’s name to Banco Alvorada S.A., which we call “Banco Alvorada”.

The Shareholders’ Agreement

On June 9, 2003, our controlling shareholders Cidade de Deus Participações and Fundação Bradesco, which together hold 63.9% of our voting shares and which we call our “Controlling Shareholders,” reached an agreement with our shareholder BBVA, which we call the “Shareholders’ Agreement”. Under the terms of the Agreement, BBVA has the right to appoint one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, BBVA will not lose this right if its shareholding falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights.

In addition, under the Shareholders’ Agreement our Controlling Shareholders have the right of first refusal if BBVA wishes to sell some or all of its holding of our common shares pursuant to an offer received from a third party. If they exercise this right, they must purchase from BBVA all the shares that are the subject of the offer at the price offered by the third party. Transfers of our shares to any affiliate of BBVA are exempt from this provision.

Under the Shareholders’ Agreement BBVA has a right, which expires on the seventh anniversary of the Shareholders’ Agreement, to require our Controlling Shareholders to purchase some or all of BBVA’s holding of our common shares, under either of two models:

  Beginning on the second anniversary of the Shareholders’ Agreement, BBVA can require our Controlling Shareholders to purchase a percentage of its holdings for cash: 1/3 after two years, 2/3 after three years, and the entirety of its holding after four years.

  Alternatively, at any time after the second anniversary of the Shareholders’ Agreement, BBVA can require our Controlling Shareholders to buy the entirety of its holdings of our common shares, with 1/3 of the purchase price to be paid at the time of the initial sale, 1/3 to be paid one year after the sale and 1/3 two years after the sale. The Shareholders’ Agreement includes a mechanism to protect BBVA against devaluation risk on the second and third payments, which will also bear interest.

If BBVA exercises its put option, our Controlling Shareholders will pay for the shares at a price based on the price of our common shares on BOVESPA. If the Controlling Shareholders cease to control us, the put option will expire 30 days after the change in control.

Finally, we have a center of operations, known as the “Spanish Desk,” which is headed by an officer appointed by BBVA and dedicated to recognizing opportunities to provide banking services and to strengthening our relationship with the Spanish community in Brazil, as well as a team of customer service personnel dedicated to serving Spanish clients with business in Brazil and Brazilians with interests in Spain or other Latin American countries. Under the Shareholders’ Agreement, so long as BBVA owns at least 3.94% of our voting capital, we must continue to operate the Spanish Desk and dedicated team of personnel.

Other Acquisitions and Joint Ventures in 2002 and 2003

On January 3, 2002, we entered into a strategic partnership with Ford Credit Holding Brasil Ltda. The partnership enables us to provide vehicle funding and leasing services originated by Ford Comércio e Serviços Ltda. to the clients of the Ford dealership network in Brazil. Pursuant to the arrangement, we acquired all the capital stock of Ford Leasing S.A. – Arrendamento Mercantil, which we call “Ford Leasing”, an automobile leasing company. We also acquired the consumer loan portfolio of Banco Ford S.A., which we call “Banco Ford”, a bank owned by Ford Motor Company that provided financing for sales made through the Ford dealership network. A company in the BCN Group, Banco Finasa S.A. (formerly known as Continental Banco S.A.), which we call “Banco Finasa”, which specializes in promoting sales of various financial products provides customer service to customers of the Ford dealership network.

On January 13, 2002, we acquired control of Banco Mercantil de São Paulo S.A., known as “Banco Mercantil,” and its controlled companies. Banco Mercantil is a 67-year-old financial institution that in 2001 had 220 branches in Brazil, three branches abroad and 162 banking posts. At December 31, 2001 its assets totaled R$8,391 million, under accounting practices adopted in Brazil. The transaction was concluded on March 25, 2002. In the transaction we acquired 2.8 billion common shares and 2.3 billion preferred shares of Banco Mercantil, representing 90.1% of its voting capital and 74.2% of its nonvoting capital, for R$1,324.0 million, at a purchase price of R$0.270047 per share. We financed R$528.0 million of this amount through the issuance of subordinated notes with a term of ten years and, on September 30, 2002, acquired 4.46% of the voting capital of Banco Mercantil through BOVESPA for R$62.0 million.

On March 31, 2003, we purchased the minority shareholders’ shares of Banco Mercantil and converted it into a wholly-owned subsidiary of Bradesco. We purchased the remaining shares of Banco Mercantil at a ratio of 23.94439086 of our shares (of which 12.06279162 was common shares and 11.88159924 was preferred shares) for each Banco Mercantil share. On May 19, 2003, Banco Mercantil transferred control of its agencies, assets and liabilities to Bradesco for their book value.

On January 24, 2002, we acquired control of Banco do Estado do Amazonas S.A. — BEA, which we call “BEA,” through a bidding process. At December 31, 2001, BEA had 36 branches and 49 banking posts as well as R$560 million in total assets, under accounting practices adopted in Brazil. We purchased 5.8 billion common shares and 4.1 billion preferred shares, representing 89.5% of BEA’s voting capital and 87.5% of its nonvoting capital, for a purchase price of R$182.9 million. On June 10, 2002, BEA transferred its branches, assets and liabilities to Bradesco for their book value.

On January 8, 2002, we signed an agreement with Deutsche Bank S.A., which we call “Deutsche Bank,” a German bank, in order to acquire Deutsche Bank Investimentos DTVM S.A., its securities brokerage subsidiary, which as of December 31, 2001 had a total of R$2.2 billion in assets under management. We acquired Deutsche Bank Investimentos DTVM S.A. on March 1, 2002. BRAM — Bradesco Asset Management Ltda., manages these assets with the assistance of a Consulting Committee formed by professionals of Bradesco and Deutsche Bank.

On February 24, 2002, we entered into an agreement to acquire 100% of the shares of Banco Cidade S.A. and its controlled companies, which we call “Banco Cidade”. This transaction was concluded on June 7, 2002, at a cost of R$385.4 million. On June 21, 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN at book value.

On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A. to acquire all of its capital and all of the capital of Promovel Empreendimentos e Serviços Ltda, Promosec Cia. Securitizadora, Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda, collectively known as the “Zogbi Institutions,”for R$650 million. The Zogbi Institutions have been engaged for over 40 years in financing activities, including in the areas of consumer, personal, credit card and vehicle credits. The Zogbi Institutions had, as of September 30, 2003, total assets of R$833 million, credit operations valued at R$520 million and a net worth of R$335 million.

On February 10, 2004, we acquired control of Banco do Estado do Maranhão S.A. — BEM, which we call “BEM,” in its privatization by the government through a share auction. On December 31, 2003, BEM had 76 branches and 125 ATMs, and its assets totaled R$766 million. In the transaction we acquired 324.2 million common shares of BEM, without par value, representing 89.96% of BEM’s capital, for R$78 million.

Upon our 2003 acquisition of BBV Banco it became our significant subsidiary, in accordance with Rule 1-02 of Regulation S-X. Since the significance test was not met at the 20% level, we do not include separate financial statements for BBV Banco, now Banco Alvorada. None of our other acquisitions made since January 1998 have involved the acquisition of a significant subsidiary.

Insurance and Other Operations

We acquired control of Bradesco Seguros, previously Atlântica Companhia Nacional de Seguros, in 1983. Between 1983 and 2000, Bradesco Seguros acquired interests in six other entities through joint ventures and acquisitions, and maintained six subsidiaries to comply with regulatory requirements. These acquisitions and joint ventures, as well as the formation of these new entities, have enabled Bradesco Seguros to develop into one of the leading insurers in Brazil. In 1998, Bradesco Seguros incorporated Bradesco International Health Service, a health insurance subsidiary in Miami, in order to provide insurance services to our clients who are traveling abroad.

Spin-off

In February and March 2000 we transferred the Spun-off Interests, which were our holdings in companies operating in the mining, steel, energy, telecommunications and e-commerce sectors, to an unrelated entity through a transfer, sale and spin-off in the Spin-off. We carried out the Spin-off to comply with Brazilian banking regulations limiting financial institutions’ ownership of non-financial entities. The assets transferred in the Spin-off were primarily available for sale securities. By spinning off these non-financial assets, we are better able to focus on our core banking businesses.

We carried out the Spin-off in several steps. As a first step, we transferred the Spun-off Interests to Bradesplan, one of our wholly-owned subsidiaries. Bradesplan acted as a holding company for the Spun-off Interests. We recorded the transfers at historical cost in a manner similar to a pooling of interests. As a result, immediately prior to February 29, 2000, Bradesplan held as assets available for sale securities with a fair value of R$2,440 million and had among its liabilities debentures with a book value of R$1,070 million. Bradesplan had an unrealized holding gain on its available for sale equity reserve of R$1,004 million related to the securities, which we included in our consolidated financial statements as an available for sale reserve.

On February 29, 2000 we sold Bradesplan, including the available for sale securities, to our wholly-owned subsidiary Paiol at its book value. In connection with the sale, Paiol assumed an intercompany payable to us of R$623 million. We did not recognize any gain on this sale, nor did we realize the related holding gain.

On the same date, we spun off Paiol (including its investment in Bradesplan) to Bradespar in a transaction similar to a capital distribution. We do not own Bradespar, and although we and Bradespar have substantially the same shareholders, we are not under common control with Bradespar for U.S. GAAP purposes because no shareholder owns more than 50% of both Bradespar and us, and there is no voting agreement among the shareholders. The assets transferred to Bradespar had a fair market value of R$2.6 billion, and we realized a holding gain of R$1,004 million on the available for sale securities in connection with the spin-off of Paiol to Bradespar. Paiol subsequently paid the outstanding account payable to us during 2000.

In connection with the Spin-off, we reduced our shareholders’ equity by R$993.2 million, of which R$500.0 million was taken from the capital account and the remainder from retained earnings.

We have not included financial information reflecting the Spin-off on a pro forma basis because we do not consider the Spun-off Interests to be a business. The Spun-off Interests did not generate a significant impact on our revenue-producing activities in the period during 2000 leading up to the Spin-off, and the Spin-off produced no significant impact on our physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names. In addition, we did not treat these investments as a segment. We did not record any significant income or gains in our statement of operations from January 1, 2000 through February 29, 2000 related to the Spun-off Interests.

Business Strategy

Our principal objective is to consolidate our position as the leading private full service financial institution in the Brazilian market, increasing our profitability, maximizing our shareholders’ value and generating an above-average return in comparison with other Brazilian financial institutions. The key elements of our business strategy are to:

  expand through organic growth;

  increase revenues, profitability and shareholder value from our banking operations by strengthening our traditional operations and expanding new ones;

  build on the business model of a large banking institution with a major insurance subsidiary, which we call the “Bank-Insurance Model”, to maintain our profitability and consolidate our leadership in the insurance sector;

  maintain our commitment to technological innovation;

  build profitability and shareholder return through efficiency; and

  enter into strategic alliances and selective acquisitions when advantageous.

Expand through organic growth in core business areas

Despite the recent fluctuation in the value of the real and in interest rates and the currently uncertain economic situation, we believe that the Brazilian economy is fundamentally sound and will, over time, produce strategic opportunities for growth in the financial and insurance industries. We plan to take advantage of these opportunities when they arise to increase our revenue, build profitability and maximize shareholder value by:

  taking advantage of our existing distribution channels, including our traditional branch network and newer Internet technologies, to identify demand for new products and to cross-market our banking and insurance products;

  expanding our branch-based systems aimed at assessing and monitoring our clients’ use of our products so as to channel them to the proper selling, delivery and servicing platforms;

  using our customer base to offer our products and services more widely and to increase the average number of products used per checking account from 4.6 as of December 2003 to an average of 6.0 products per checking account by December 2004;

  capitalizing on the opportunity in the Brazilian market to capture new customers with underserved credit and financial needs, as opposed to competing for a small stratum of customers in upper income brackets; and

  developing diverse products tailored to the needs of both our existing and potential customers.

Increase banking revenues, profitability and shareholder value by strengthening traditional operations and expanding new ones

We are focused on increasing the revenues from and profitability of our banking operations by:

  building our traditional deposit-taking activities;

  continuing to build our corporate and individual client base by offering services tailored to individual clients’ needs, including foreign exchange and import/export trade financing services;

  aggressively focusing on fee-based services, such as payment collection and processing, and marketing them to existing and potential corporate clients;

  expanding our financial services and products that are distributed outside of the conventional branch environment, such as our credit card businesses, capitalizing on changes in consumer behavior in the consumption of financial services;

  continuing to expand our pension and asset management revenues; and

  continuing to build our base of high-income clients by offering a wide range of personalized products and services, with the goal of enhancing our asset management services.

Build on the Bank-Insurance Model to maintain profitability and consolidate leadership in the insurance sector

Our goal is to have our customers look to us for all their banking, insurance and pension needs. We believe that we are in an especially good position to capitalize on the synergies among banking, insurance, pension and other financial activities to cross-sell our traditional banking products and our insurance and pension products through our branch network and through our Internet distribution services.

At the same time, we look to grow our insurance and pension plan business, using as our measure of success levels of profitability instead of the volume of premiums underwritten or amounts deposited, by:

  maintaining our existing policy of careful evaluation of vehicle insurance risks and declining insurance in cases where such risks are unacceptable;

  aggressively marketing our products; and

  maintaining acceptable levels of risk in our operations through a strategy of:

    prioritizing insurance underwriting opportunities according to the “risk spread”—that is, the difference between the income expected under an insurance contract and the actuarially determined amount of claims likely to be paid under that contract;

    entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation on one hand and provisions for interest rate and inflation adjustments in long-term contracts on the other;

    entering into reinsurance agreements with well-known reinsurers through IRB to reduce exposure to large risks; and

    if IRB is privatized, engaging in the reinsurance business through partnership with well-known reinsurers, building on our interest in IRB.

Maintain our commitment to technological innovation

The development of efficient means of reaching customers and processing transactions is a key element of our goal to expand our profitability and capitalize on opportunities for organic growth. We believe that technology offers unparalleled opportunities to reach our customers in a cost-efficient manner. We are committed to being at the forefront of the bank automation process by creating opportunities for the Brazilian public to reach us through the Internet. We expect to continue to increase the number of customers and transactions handled over the Internet by techniques such as:

  continuing to install Internet access stations, which we call “WebPoints”, in public places, enabling clients to reach our Internet banking system whether or not they have access to a personal computer;

  expanding our mobile banking service, which we call “Bradesco Mobile Banking”, which allows customers to conduct their banking business over the Internet with compatible cellular handsets; and

  providing “Pocket Internet Banking” for hand-held devices and personal digital assistants or “PDAs” that allow our clients to check their checking and saving account information, review recent credit card transactions, make payments, transfer funds and obtain information relating to us and our services.

Build profitability and shareholder return through efficiency

We intend to improve on our already high levels of efficiency by:

  maintaining austerity as the basis of our policy of cost control;

  continuing to reduce our operational costs through investments in technology that reduce our per-transaction operational costs, emphasizing our existing automated channels of distribution, including our telephone, Internet and ATM distribution systems; and

  continuing to merge the back-office platforms of acquired institutions such as BCN and the Zogbi Institutions into our existing system to eliminate overlaps, redundancies and potential inefficiencies.

Enter into strategic alliances and selective acquisitions

We continually evaluate potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities either to increase our market share or improve our efficiency. In addition to focusing on value and asset quality, we consider the potential operating synergies, opportunities for cross-selling, acquisition of know-how and other advantages of a potential alliance or acquisition. Nonetheless, our analysis of prospective opportunities is guided by the impact they would have on our results.

Banking

We offer a range of banking products and services, including:

  deposit-taking operations, such as checking accounts, savings accounts and time deposits;

  lending operations, including consumer lending, housing loans, industrial loans and leasing;

  credit and debit card services;

  payment processing and collection;

  capital markets services, including underwriting and financial advisory services as well as brokerage and trading activities;

  international banking; and

  asset management services.

Our diverse customer base includes both individuals and large, midsized and small companies in Brazil. Historically we have cultivated a stronger presence among the broadest segment of the Brazilian market, consisting primarily of middle- and low-income persons. In the 1990s, we reached out to corporations and high-net-worth individuals to complement our traditional market. Since 1999, we have built our Corporate Department, which serves our corporate clients that have annual revenues of R$180.0 million or more, and a Private Banking Department, which serves individual clients who have a minimum of R$1.0 million available for investment. In 2002, we created the “Bradesco Empresas Department,” which is responsible for corporate clients that have an annual income of between R$15.0 and R$180.0 million, with the goal of expanding our business in the “middle corporate market” sector. In May 2003, we launched Bradesco Prime, a new division of Bradesco that offers services to individual clients who have either income of at least of R$4,000 per month or R$50,000 available for immediate investment.

The following diagram shows the principal elements of our banking activity as of December 31, 2003:

The following table sets forth selected financial data for our banking segment for the periods indicated:

	As of and for the year ended December 31,

	2001	2002	2003

	(R$ in millions)

Income statement data:
Net interest income(1)	R$7,497	R$10,436	R$10,034
Provision for loan losses	(1,763)	(2,543)	(2,034)
Non-interest income(1)	3,147	2,304	4,041
Non-interest expense	(6,990)	(8,630)	(10,424)
Income before taxes and minority interest(1)	1,891	1,567	1,617
Taxes on income	(383)	22	24
Accounting adjustment(2)	—	27	—
Income before minority interest(1)	1,508	1,616	1,641
Minority interest	5	(9)	(6)

Net income	1,513	1,607	1,635

Balance sheet data:
Total assets	93,027	106,115	134,767

Selected results of operations data:
Interest income:
Interest on loans	11,672	17,027	12,176
Interest on securities	2,215	3,031	1,895
Interest on federal funds sold and securities purchased
under agreements to resell	2,261	2,947	3,861
Interest on deposits in other banks	201	285	315
Interest on Brazilian Central Bank compulsory deposits	299	2,058	1,459
Other	14	32	62
Interest expense:
Interest on deposits	(3,286)	(4,824)	(6,401)
Interest on federal funds purchased and securities sold
under agreements to repurchase	(1,921)	(2,051)	(2,855)
Interest on short-term borrowings and on long-term debt	(3,958)	(8,069)	(478)
Fee and commission income	2,720	2,803	3,225
___________________
(1)	Income from customers external to segment.
(2)	For more information, see note 11 to our consolidated financial statements.

Deposit-Taking Activities

We offer a variety of deposit products and services to our customers through our branches, including:

  checking accounts, which do not bear interest;

  traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the “TR”, plus 0.5% per month;

  time deposits, which are represented by certificados de depósito bancário (Bank Deposit Certificates, or “CDBs”), and earn interest at a fixed or floating rate; and

  deposits from financial institutions, which are represented by CDIs, and which earn the interbank deposit rate.

At December 31, 2003, we had 14.5 million checking accounts, with 13.4 million individual account holders and 1.1 million corporate account holders, and 32.3 million savings accounts. As of December 31, 2003, deposits (excluding deposits from financial institutions) totaled R$58.0 billion. At that date, we had a 19.2% share of the Brazilian savings deposit market, according to Central Bank information.

The following table sets forth a breakdown by product type of our deposits at the dates indicated.

	December 31,

	2001		2002		2003

	(R$ in millions, except percentages)
Deposits from Customers
Demand deposits	R$8,061	19.6%	R$13,374	23.7%	R$12,912	22.3%
Brazilian currency	8,043	19.5	12,837	22.7	12,647	21.8
Foreign currency	18	0.1	537	1.0	265	0.5

Savings deposits	18,311	44.6	20,731	36.8	22,140	38.1
Brazilian currency	18,311	44.6	20,731	36.8	22,140	38.1
Foreign currency	—	—	—	—	—	—

Term deposits/certificates of deposit	14,679	35.7	22,202	39.4	22,944	39.5
Brazilian currency	13,154	32.0	19,574	34.7	19,003	32.7
Foreign currency	1,525	3.7	2,628	4.7	3,941	6.8

Total deposits from customers	41,051	99.9	56,307	99.9	57,996	99.9

Deposits from financial institutions	41	0.1	26	0.1	31	0.1

Total	R$41,092	100.0%	R$56,333	100.0%	R$58,027	100.0%

We offer our clients some additional special services, such as:

  the “Easy-Checking Account”, a combination checking account and savings account in which, after the lapse of a pre-set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;

  “identified deposits”, which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

  real-time banking transfers from a checking or savings account to another checking or savings account or between checking and savings accounts, including accounts at other banks.

Credit Operations

The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated.

	December 31,

	2001	2002	2003

	(in R$ million)
Loans outstanding by product type:
Consumer credit operations	R$8,184	R$9,302	R$11,365
Real estate financing	1,789	1,627	1,512
Loans from Banco Nacional de Desenvolvimento
Econômico e Social (“BNDES”)	7,020	7,848	7,226
Other local corporate loans	11,122	12,309	13,930
Rural credit	2,959	3,922	4,404
Leasing	1,667	1,506	1,364
Credit cards	973	1,164	1,373
Import and export financings	6,635	9,154	9,048
Other foreign loans	2,388	3,151	2,429

Total	42,737	49,983	52,651

Non-performing loans	2,257	2,341	2,144

Total	R$44,994	R$52,324	R$54,795

The following table sets forth a summary of the concentration of our outstanding loans by borrower size.

	December 31,

	2001	2002	2003

Borrower size:
Largest borrower	1.0%	1.6%	1.5%
10 largest borrowers	7.4	9.3	10.1
20 largest borrowers	11.6	14.9	15.3
50 largest borrowers	19.9	25.5	24.4
100 largest borrowers	27.2	33.3	31.6

Consumer Credit Operations

We provide a significant volume of personal loans to individual customers, which diminishes the impact of any one loan on the performance of our portfolio and helps build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network, which had an average maturity of seven months and on which interest accrued at an average rate of 3.1% per month as of December 31, 2003;

  automobile financing loans, which had an average maturity of nine months and on which interest accrued at an average rate of 2.5% per month as of December 31, 2003; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and which carried interest rates varying from 4.8% to 8.1% per month as of December 31, 2003.

We also provide revolving credit facilities and traditional term loans. At December 31, 2003 we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$11.4 billion. This consumer lending represented 20.7% of our credit portfolio as of that date. On the basis of loans outstanding at that date, we had a 6.8% share of the Brazilian consumer loan market according to information published by the Central Bank.

Real Estate Financing

At December 31, 2003, we had 39,484 residential mortgage loans outstanding. Our market share of real estate financings in 2003 reached 26.6%, taking into account construction financing in the civil construction sector, according to information published by the Central Bank. On December 31, 2003, the aggregate outstanding amount of our residential mortgage loans amounted to R$1.5 billion, representing 2.8% of our credit portfolio.

Our residential mortgage financings are made by either the Sistema Financeiro Habitacional, which we call the “SFH,” or the Carteira Hipotecária Habitacional, which we call the “CHH”. Loans from both portfolios are made at annual interest rates of 12% to 18% plus TR.

Residential loans from the SFH:

  have a stated maturity of 5 to 15 years; and

  are subject to fewer taxes than loans made by the CHH.

Residential loans from the CHH:

  typically have a 5 year maximum maturity; and

  are subject to greater taxes than the SFH loans.

Our financings to individuals for construction have a stated maturity of up to 18 months and a repayment period lasting between 2 and 10 years. Payments are made on a floating-rate basis of TR plus 12% per year for SFH loans and TR plus 18% per year for CHH loans.

We also extend financing to corporate customers under the SFH. These financings, which are for construction, typically have a maturity of up to 24 months and repayment begins within two years after the formal conclusion of the construction. We make these loans on a floating-rate basis of TR plus 14% per year during the construction stage and TR plus 12% per year after construction has been completed.

Central Bank regulations require us to provide an amount of residential real estate financing equal to at least 65% of the balance of our savings accounts. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate loans, and certain other financings, all as specified in guidance issued by the Central Bank. At December 31, 2003, we were in compliance with the legal minimum requirement. We generally do not finance more than 60% of the purchase price or the market value of a property, whichever is lower.

We currently hold 10% of the voting capital of Companhia Brasileira de Securitização, also known as “CIBRASEC”. CIBRASEC is a special purpose vehicle controlled by several Brazilian financial institutions that is engaged in the securitization of housing loans.

On-lending of BNDES Loans

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. Under this program, we borrow funds from either (1) Banco Nacional de Desenvolvimento Econômico e Social, also known as “BNDES”, which is a Brazilian development bank wholly owned by the federal government, or (2) Agência Especial de Financiamento Industrial–FINAME, the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. The on-lending, which is at our risk, is always secured. For a discussion of our BNDES Loans, see note 14 to our consolidated financial statements.

According to BNDES, we are the biggest private bank on-lender of BNDES loans, which we lend primarily to small corporate customers in the industrial sector. Our on-lending portfolio was R$7.2 billion on December 31, 2003, representing 13.2% of our credit portfolio at that date.

Other Corporate Lending

We provide traditional loans for the ongoing needs of our corporate clients. We had approximately R$13.9 billion of outstanding corporate loans, accounting for approximately 25.4% of our credit portfolio, at December 31, 2003. We offer a variety of lending options to our Brazilian corporate clients, including:

  short-term loans of 29 days or less;

  working capital loans to cover our customers’ cash needs;

  guaranteed checking accounts;

  rotating credit lines;

  discounting of trade receivables; and

  merchandise financing.

These lending products generally bear an interest rate of between 1.7% and 4.3% per month.

Rural Credit

We extend loans to the rural sector that are financed from our compulsory deposits with the Central Bank and our own resources. At December 31, 2003, we had outstanding 31,221 rural loans totaling R$4.4 billion, representing 8.0% of our credit portfolio. In accordance with Central Bank regulations, we make loans using funds from our compulsory deposits at a fixed rate, which was 8.75% per annum at December 31, 2003. The maturity of these loans generally matches the cycle of the corresponding crop. As security for such loans, we generally obtain a mortgage on the land where the activity being financed is conducted.

As with housing loans, Central Bank regulations establish an obligation to extend rural sector credits. Current Central Bank regulations require us to use at least 25% of our checking account deposits to provide rural credit. If we do not meet the 25% threshold, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Micro Credit

We extend micro credit to low-income persons and small companies, in accordance with Central Bank regulations requiring that banks direct a portion of their cash deposits to such credit transactions.

We began extending such micro credits in August 2003. At December 31, 2003, we had outstanding 228,891 micro credit loans totaling R$102.5 million, representing 0.2% of our credit portfolio. As of June 11, 2004, we had lent R$345.7 million to our micro credit clients.

In accordance with Central Bank regulations, the loans have a maximum effective interest rate of 2% per month. The relevant CMN regulations mandate that the maximum amount loaned to any borrower be limited to R$600.00 for individuals and R$1,000.00 for small companies.

Leasing Operations

According to ABEL, as of December 31, 2003, the value of our outstanding leases was one of the largest among private leasing operations in Brazil, as measured by the discounted present value of the leasing portfolio. According to ABEL, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2003 was R$9.1 billion, of which we had a market share of 16.02%.

On December 31, 2003, we held approximately 30,000 outstanding leases with an aggregate value of R$1.4 billion, representing 2.5% of our credit portfolio. At December 31, 2003, U.S. dollar-indexed leases made up 1.1% of our leasing portfolio. The size of our leasing portfolio was R$1.7 billion (under approximately 91,000 contracts) at December 31, 2001 and R$1.5 billion (under approximately 57,000 contracts) at December 31, 2002.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leases are financial (as opposed to operational) leases, and our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. In 2003, approximately 52.1% of our outstanding leases were automobile leases, as compared to 56% for the Brazilian leasing market as a whole.

As of December 31, 2003, we conducted our leasing operations through our primary leasing subsidiary, Bradesco BCN Leasing, and Banco Finasa.

Prior to 2003, we used six additional subsidiaries in conducting our leasing operations. Through a transfer of assets and liabilities and a spin-off of assets at the end of 2002, those subsidiaries were merged into our subsidiary BCN Leasing Arrendamento Mercantil S.A. In February 2003, BCN Leasing Arrendamento Mercantil S.A. in turn merged with Bradesco Leasing S.A. Arrendamento Mercantil to form Bradesco BCN Leasing S.A. Arrendamento Mercantil. In addition, our subsidiary Finasa Leasing Arrendamento Mercantil S.A. merged into Bradesco BCN

Leasing in April 2003 and Bradesco BCN Leasing acquired the leasing portfolio of BBV Leasing Brasil S.A. Arrendamento Mercantil in September 2003.

We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic and international markets and through borrowings of foreign currency-denominated funds, which we borrow in the international markets for the specific purpose of on-lending such funds in Brazil. At December 31, 2003 Bradesco BCN Leasing had R$630 million of debentures outstanding in the domestic market in the form of subordinated notes, which mature in 2008.

Terms of Leasing Agreements

Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions with respect to goods with an average life of five years or less, and 36 months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2003, the remaining average maturity of contracts in our lease portfolio was 16 months.

Through our leasing companies, we retain legal title to each asset until the final installment (including any agreed residual value) due under the lease is paid by the lessee. Our lease contracts are typically structured to spread payments on the agreed residual value through the life of the contract. We generally repossess the leased asset if a lessee is in default and require both a 30% down payment and maintenance by the lessee of full insurance on the leased asset.

Credit Cards

We issued Brazil’s first credit cards in 1968, and as of December 31, 2003, we were one of the largest independent credit card issuers in Brazil, having issued 7.0 million credit cards, corresponding to 15.7% of the approximately 45 million credit cards issued in Brazil, according to information published by Visa and MasterCard. We offer Visa and MasterCard credit cards to our existing customers as well as to potential clients with no previous relationship with us. As of December 31, 2003, our credit cards were accepted in over 20 million commercial and services establishments in more than 150 countries. At that date, 95.9% of our credit card customers were individuals, of whom 80.5% were clients of the Bank.

We earn revenues from our credit card operations through:

  issuance fees and annual fees;

  processing fees;

  interest on credit card balances and advances;

  interest on cash advances through ATMs; and

  interest on cash advances to cover future payments owed to establishments that accept Bradesco credit cards.

We offer our customers several types of credit cards and related services, including:

  credit cards restricted to use within Brazil;

  credit cards accepted nationwide and internationally;

  credit cards directed toward high-net-worth customers, such as “Gold” and “Platinum” MasterCards and “Gold” and “Infinite” Visa cards;

  cards which combine the features of a credit card (known as “Visa Fácil”) and a debit card (known as “Visa Electron”). Holders of these cards can use them to carry out traditional banking transactions as well as to purchase goods. These cards have lower credit limits and are directed to lower-income customers;

  chip-embedded credit cards, which allow holders to use passwords instead of signatures;

  corporate credit cards accepted nationwide and internationally;

  “co-branded” credit cards which we offer through partnerships we have with traditional companies, such as airlines, newspapers, magazines, automobile companies and others; and

  “affinity” credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations.

As of December 31, 2003 we had more than 77 partners with which we offered co-branded and affinity credit cards. Offering credit cards through these partnerships is a component of our customer relations strategy, allowing us to offer these credit card customers banking products such as savings accounts, mutual funds and insurance.

The following table sets forth a breakdown of credit cards we issued in Brazil by type of card at the dates indicated.

	December 31,

	2001		2002		2003

	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number

Visa	4,301,320	91%	5,592,474	92%	6,513,996	92%
MasterCard	329,686	7	450,341	7	475,645	7
American Express	28,694	1	30,431	1	32,311	1
Diners	29,067	1	3,171	0	0	0

Total	4,688,767	100%	6,076,417	100%	7,021,952	100%

Our credit card billing totaled R$9.9 billion during 2003, an increase of 20.1% over 2002. This increase was largely attributable to an increase in the number of new cards, primarily Visa cards.

Debit Cards

We began issuing debit cards in 1981 under the name “Bradesco Instantâneo”. Beginning in 1999, we converted all our Bradesco Instantâneo debit cards into new cards called “Bradesco Visa Electron” cards. Customers who hold “Bradesco Visa Electron”debit cards can use them to make purchases at establishments and obtain advances at the BDN network in Brazil and the Plus Visa network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. We charge affiliated establishments a commission fee of 1.5% over the value of each Visa Electron transaction. Our clients made total debit card charges of R$6.2 billion in 2003, a 55.3% increase from 2002, due to the expansion of our customer base and increased use of debit cards by our existing customers, in light of the convenience they offer over checks.

Management of Receivables Payment, Management and Human Resource Solutions

Payment and Receiving Solutions

In Brazil, the majority of consumers pay their bills in person at bank branches or at ATMs, rather than through the mail. Accordingly, we offer our corporate clients payment collection and processing services. Consumers are increasingly using the electronic payment channels banks offer, particularly Internet banking.

In 2003, we processed 729.9 million payments with a total value of R$695.0 billion. During that year we processed 221.4 million tax payments, utility bills and payments to beneficiaries of the social security system, with a total value of R$116.5 billion. In 2002, we processed 655.6 million payments with a total value of R$585.9 billion and we processed 206.4 million tax payments, utility bills and payments to beneficiaries of the social security system, with a total value of R$97.0 billion.

Our revenues for these services come from the fees we charge for our payment collection and processing services as well as from the interest we earn on funds before we remit them to the companies. Although most of our collection services are limited to receiving bill payments, in some circumstances we will, at a client’s request, also pursue delinquent payments. We do not assume any credit risk in connection with our collection and processing services.

We also collect and process taxes and utility bills on behalf of a number of entities, including federal, state and municipal governmental and public utility agencies. Our tax and utility collections and payment processing totaled R$116.5 billion during 2003 and included:

  R$16.1 billion paid during 2003 in electricity, water, gas and telephone bills, of which 38.3% was paid through the automatic debit of current accounts and saving accounts;

  R$17.8 billion paid during 2003 to beneficiaries and pensioners within the Brazilian public social security system, known as the “INSS,” representing 20.7% of total enrollments with the system in 2003; and

  R$82.6 billion paid during 2003 in taxes.

We offer our corporate clients electronic payment services which allow them to make payments and electronic transfers to their suppliers and creditors, as well as pay taxes and public utility bills, on line. As of December 31, 2003 more than 189,000 companies were using these services. In 2003, we processed 80.5 million payments and transfers, totaling R$302.1 billion in value, compared to 65.1 million payments and transfers, totaling R$217.6 billion in value, during 2002.

In 1989, we started offering a debit card called the “Benefits Payment Card” to INSS beneficiaries. Prior to the introduction of this magnetic card system, INSS payments were made by monthly vouchers, a system that was extremely burdensome for all parties and potentially facilitated fraud and error. The Benefits Payment Card streamlined administrative procedures and reduced the risk of error and fraud. With the Benefits Payment Card and the relevant password, a beneficiary can receive benefits at any of our branches in the country. Moreover, Benefits Payment Card holders can use their card in our ATM network to make withdrawals or pay bills, make purchases at over 300,000 commercial establishments nationwide, obtain credit with reduced fees and purchase credits for pre-paid cellular telephone service. In addition, this system is “on-line, real time,” preventing the fraudulent withdrawal of welfare benefits from one branch after receipt of such benefits previously at another branch. To receive a Benefits Payment Card, an INSS beneficiary does not need to have an account with us. We earn revenues from the Benefits Payment Card through a fee paid by the INSS.

Customers may elect to receive their benefit payments through direct transfers to their checking accounts, instead of by using their Benefits Payment Card. In December 2003, 25.69% of recipients utilizing our services received their benefits through direct transfers to their checking accounts, compared to 17.33% in December 2002.

In 2002, we joined with Visa International, Banco do Brasil and ABN AMRO to form a company called Companhia Brasileira de Soluções e Serviços, or “CBSS”. CBSS offers debit cards known as “Visa Vale” cards to beneficiaries of the Plano de Alimentação ao Trabalhador, the Workers’ Food Plan. Under this government program, the amount of income tax deducted from a participating worker’s paycheck is reduced by up to 4%, and the worker must spend the returned amount on food. With a Visa Vale card and the relevant password, a cardholder can receive his or her benefits electronically and can use the card to make purchases at over 100,000 stores and restaurants. Cardholders cannot use Visa Vale cards in any other manner. Use of Visa Vale cards to pay these benefits is expected to reduce companies’ administrative costs and to reduce the risk of misuse of the funds.

Administrative Services

We offer our corporate clients several administrative services, including payroll processing; employee checking accounts, known as “salary accounts”; the “salary card,” for employees who do not have accounts at Bradesco; and the “company card,” for the payment of business trip and agency expenses, among other expenses. We earn revenues from these services through fees paid by our corporate clients.

Check-Custody Services

We offer our corporate and individual clients custody services for post-dated checks they receive. Post-dated checks are a means of term payment frequently used in Brazil, particularly in the retail and supermarket sectors. Under this system, customers pay for merchandise and services with future dated bank checks which the seller deposits on an agree-upon date, effectively allowing payment over a long term. We offer clients who use our check-custody service various alternatives for receiving advances using such instruments, such as by discounting a check or by accepting it as collateral for working capital loans.

As of December 31, 2003, we had 176,226 check custody service accounts and more than 9.7 million checks in our custody in a total amount of R$2.6 billion. As of December 31, 2002, we had 169,360 check custody service accounts and more than 7.2 million checks in our custody in a total amount of R$1.8 billion.

Capital Markets and Investment Banking Services

Underwriting Services

We have been among the leaders in domestic debt and equity underwriting in Brazil for more than 10 years. On December 31, 2003, according to ANBID, we were ranked:

  sixth in originations of transactions, with R$43.1 million in equity transactions and R$598.7 million in debt transactions; and

  sixth in placement of securities, with a total of R$31.1 million in equity transactions and R$591.7 million in debt transactions.

During 2003 we coordinated R$4.8 billion in equity and debt transactions, representing 47.9% of the issuances registered with the CVM during the period. In 2002, we coordinated public issuances of equity and debt securities in the Brazilian market totaling R$14.6 billion, corresponding to 59.1% of all transactions registered with the CVM.

In April 2003 we were the lead manager in the issuance of R$1.8 billion of notes by CPFL Energia S.A. and in the issuance of R$700.0 million of notes by Telesp Celular Participações S.A., known as Telesp Celular. We also acted as co-manager in the structuring and distribution of US$150 million of Euro Medium Term Notes issued by Telesp Celular.

In March 2002 we were the co-lead underwriter for the secondary public offering of common shares of Companhia Vale do Rio Doce, which were sold for a total amount of R$4.5 billion. In August 2002 we were the lead manager in the public offering of debentures totaling R$750 million and in October 2002 we were the co-lead underwriter in the public offering of debentures totaling R$775 million; both offerings were made by Petróleo Brasileiro S.A.—Petrobras.

Starting in 1999, we have increasingly had to rely on volume to achieve profitability in this area as our profit margins have decreased due to increased competition, especially from other large private Brazilian and foreign banks. For a more detailed description of the competition we face, see “—Competition”.

Advisory Services

We offer our customers investment advisory services with respect to mergers and acquisitions, project financing, privatizations and corporate restructurings. In 2003, we advised on nine mergers and acquisitions and one project finance transaction, totaling R$4.7 billion in value. In 2002 we advised on 12 transactions, totaling R$1.9 billion in value. In 2003, as compared to our capital markets transactions, in most cases our revenues per transaction from mergers and acquisitions advisory work were higher than those recorded in previous years.

Brokerage and Trading Services

Through our wholly-owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as “Bradesco Corretora,” we trade futures, options and corporate and Brazilian government securities on behalf of our customers. Bradesco Corretora’s clients include high-net-worth individuals, large corporations and institutional investors. Bradesco Corretora also offers investment analysis services, in conjunction with our economic area, providing market performance reports, portfolio advice and stock guides.

During 2003 Bradesco Corretora traded in excess of R$11.3 billion on BOVESPA and, according to BOVESPA, was ranked eleventh in Brazil in terms of trading volume.

During 2003, Bradesco Corretora traded approximately 2.0 million futures, swaps, options and other contracts, with a total value of approximately R$244.7 billion, on the Bolsa de Mercadorias e Futuros (the Brazilian Mercantile and Futures Market, which we call the “BM&F”). According to the BM&F, Bradesco Corretora was ranked twenty-fourth in the Brazilian market, in terms of the number of options, futures and swaps contracts executed. This was a decrease from 2002, when Bradesco Corretora traded approximately 6.3 million futures, swaps, options and other contracts, with a total value of approximately R$685.2 billion, on the BM&F, and, according to the BM&F, was ranked sixth in the Brazilian market. The decrease is largely attributable to clients’ increasing use of the BM&F’sdirect settlement system, introduced at the end of 2001, which allows participants to clear their trades directly with BM&F, without using institutions such as Bradesco Corretora. In 2003 Bradesco Corretora was one of Brazil’s main firms in the brokerage of tender offers carried out on Brazilian stock exchanges, trading R$515.5 million.

In November 2002, Bradesco Corretora entered into a partnership with the Market for Latin-American Stocks in Euros, known as “Latibex,” at the Madrid Stock Exchange in Spain, to provide Brazilian investors direct access to Latibex. Bradesco Corretora’s connection to the Latibex trading system allows it to buy and sell securities of Latin American companies on the Madrid Stock Exchange directly, without having a counterpart or other representative in Spain.

Bradesco Corretora has 15 brokers covering retail investors and assisting our branch managers, 11 brokers dedicated to Brazilian and foreign institutional investors and eight brokers dedicated to the BM&F. Bradesco Corretora has 14 traders on the floor of the BM&F and four traders on the floor of BOVESPA. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

With the assistance of our technology department and in order to enhance its client base, in March 1999 Bradesco Corretora began offering its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2003 trading through ShopInvest totaled R$960.1 million, corresponding, according to BOVESPA, to 4.5% of all transactions carried out via the Internet on BOVESPA. In 2002 trading through ShopInvest totaled R$605.7 million, corresponding to 7.2% of all transactions carried out via the Internet on BOVESPA during that time according to BOVESPA.

Bradesco Corretora offers the service of acting as the representative of non-resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution No. 2,689, which we refer to as “Resolution 2,689”. For more information regarding Resolution 2,689, see “Exchange Controls and Foreign Exchange Rates”.

Administrative, Depositary and Custodial Services

Through our infrastructure and specially trained personnel, we offer our clients custodial services for titles and securities, portfolio administration services, bookkeeping for shares, debentures and mutual funds, and administration of DR and BDR programs. All of these services have received ISO 9001:2000 certification.

As of December 31, 2003:

  our System for Registered Shares had 164 companies, with a total of 5.6 million shareholders, participating;

  our System for Registered Debentures had 27 companies, with a total market value of R$12.2 billion, participating;

  our System for Registered Quotas had 14 mutual funds, with a market value of R$1.0 billion, participating;

  we administrated two BDR registered programs, with a market value of R$268.6 million;

  451 clients used our custodial services, with total assets in custody of R$100.9 billion;

  634 mutual funds and portfolios used our custodial services, with net worth of R$119.1 billion; and

  we acted as custodian for nine DR registered programs, with a market value of R$22.7 billion.

International Banking

As a private commercial bank, we offer a range of international services such as exchange transactions, external trade financing, lines of credit, and offshore banking activities. Our overseas network is made up of:

  in New York City, our branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call “Bradesco Securities U.S.”;

  in the Cayman Islands, four branches, including one branch of BCN, one branch of Boavista and one branch of Banco Mercantil, as well as our subsidiary Cidade Capital Markets Ltd., which we call “Cidade Capital Markets”;

  in the Bahamas, a branch of Boavista, a branch of Banco Alvorada, formerly known as BBV Banco, and Boavista Banking Limited, our subsidiary, which we call “Boavista Bahamas”;

  in Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call “Bradesco Argentina”;

  in Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call “Bradesco Luxembourg”; and

  in Japan, Bradesco Services Co. Ltd., our subsidiary, which we call “Bradesco Services Japan”.

Our international operations are coordinated by our exchange department and supported by 17 operational units in Brazil, 12 of which support Bradesco and five of which support BCN, in addition to four additional support units located in Brazil’s principal exporting and importing centers.

Revenues from Brazilian and Foreign Operations

The following table provides a breakdown of our revenues (interest income plus non-interest income) arising from our operations in Brazil and abroad for the periods indicated:

	2001		2002		2003

	R$ in millions	%	R$ in millions	%	R$ in millions	%

Brazilian operations	R$27,955	98.9%	R$35,810	98.5%	R$35,464	99.0%
Foreign operations	303	1.1	547	1.5	361	1.0

Total	R$28,258	100.0%	R$36,357	100.0%	R$35,825	100.0%

Foreign Branches and Subsidiaries

Our foreign branches and subsidiaries are principally engaged in sourcing funds in the international markets to provide us with credit lines to extend to our customers, generally Brazilian companies seeking external trade financing. Bradesco Luxembourg also provides services to the private banking segment. With the exception of Bradesco Services Japan, our branches also take deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients. The total assets of the foreign branches, excluding transactions between related parties, were R$20.6 billion as of December 31, 2003.

Our foreign branches periodically issue debt securities, assisting us in gaining access to the international capital markets. In addition to short-term financing obtained from international banking institutions for foreign trade financing, our foreign branches, together with our head office in Brazil, raised US$955.6 million during 2002 and US$2,821.6 million during 2003 through public and private placements of short-term and long-term securities, a 195% increase. The securities have maturities of three months to 10 years. Our access to the international capital markets through the issuance of debt instruments diversifies our sources of foreign currency-denominated funding. Like most Latin American companies, our access to funding through such issuances and our ability to diversify our sources of foreign-currency denominated funding are and will continue to be subject to domestic and international market conditions and investors’ and international lenders’ perception of emerging-market risks.

Bradesco Argentina. With a view to expanding our operations in Latin America, in December 1999 we established our subsidiary Bradesco Argentina with an initial capitalization of R$54.0 million. Bradesco Argentina’s general purpose is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil. As of December 31, 2003, its total assets were R$69.6 million.

Boavista Bahamas. We acquired Boavista Bahamas as part of our acquisition of Banco Boavista in October 2000. On December 31, 2003, its total assets were R$333.5 million.

Bradesco Luxembourg. In January 2002, we acquired Mercantil Luxemburgo. In April 2002 we acquired Banque Banespa International S.A. of Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003 we merged Banco Bradesco Luxembourg S.A. and Mercantil Luxemburgo under the name of Banco Bradesco Luxembourg S.A. On December 31, 2003, its total assets were R$841.4 million.

Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide specialized services to the Brazilian community in Japan, including assistance with sending remittances to Brazil and advice regarding investments within Brazil. On December 31, 2003, its total assets were R$1.1 million.

Bradesco Securities U.S. In April 2000, we opened Bradesco Securities U.S., a wholly-owned subsidiary of Bradesco. In August 2000, we effected the initial capitalization of Bradesco Securities U.S. in the amount of R$3.6 million. Bradesco Securities U.S. is a broker dealer in the United States. Its focus is on facilitating the purchase and sale of shares, primarily ADRs, for Brazilian clients as well as Bradesco investing activities in the United States. The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services, but does not currently do so. Bradesco Securities U.S. increased its capital by US$20 million in May 2003. On December 31, 2003, its total assets were R$64.7 million.

Cidade Capital Markets. In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of our acquisition of its parent company Banco Cidade. On December 31, 2003, our subsidiary Cidade Capital Markets had R$86.3 million in assets.

Bank Operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result we are permitted to operate in the United States market, directly or through a subsidiary, by, among other things, selling insurance, providing underwriting, private placement, portfolio management and merchant banking services, or managing mutual fund portfolios. We have not begun to offer these services in the United States, and we can offer no assurances regarding when or whether we will offer such services, or that our operations in the United States will continue to be profitable.

Foreign Trade Financing

Our Brazilian foreign trade activities primarily consist of financing export and import transactions. In import financing, clients usually obtain funding in the form of foreign currency loans or letters of credit, which is linked to the receipt of a local currency payment from the importer. In export financing, exporters usually receive an advance in local currency upon the closing of the export contract, in exchange for an assignment of a foreign currency receivable due on the contract maturity date. Financings done prior to the shipment of the goods are called Adiantamento Sobre Contrato de Câmbio, (Advances on Exchange Contracts, or “ACC”), whereby the funds obtained are used in the production of the goods that will be exported. Financings done after the shipment of the goods, when the exporter is awaiting payment, are called Adiantamento Sobre Contrato de Exportação (Advances on Export Contracts, or “ACE”). Other types of existing financings include pre-payment of exports, BNDES-EXIM on-lending, and Descontos de Saque.

Our foreign trade portfolio is primarily funded by credit lines with correspondent banks. Bradesco maintains relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network of approximately 1,000 correspondent banks around the world, 95 of which had granted credit lines to Bradesco at the end of 2003.

In addition to traditional credit lines from banks, in June 2004 we obtained a commercial paper program for US$300 million, which will become due in June 2005. This new program replaced a R$190 million commercial paper program which matured in June 2004. We also had credit facilities for financing external trade from the Inter-American Development Bank (IDB) for US$110 million and the International Finance Corporation (IFC) for US$70 million, each of which we repaid in full in April 2004.

At December 31, 2003, the balance of our export financing transactions was R$8.4 billion and the balance of our import financing transactions was R$673 million. The volume of our foreign exchange contracts for exports reached US$15.4 billion, a 23.6% increase over 2002. During 2003 the volume of our foreign exchange contracts for imports reached US$ 5.8 billion, a 34.8% increase over 2002. Based on Central Bank information, during 2003 we were the largest financer of Brazilian exports, with a market share for foreign exchange contracts for exports of 20.7%. Also based on Central Bank information, our market share for foreign exchange contracts for imports was 12.9%.

The portfolio of foreign trade (excluding non-performing loans) reached the end of the 2003 fixed year with the following balance:

December 31, 2003

(R$ in millions)
Export Financing
Advances on Exchange Contracts (“ACCs”)	R$4,885
Advances on Export Contracts (“ACEs”)	1,387
Pre-payment of future exports	1,998
On-lending of funds borrowed from BNDES/EXIM	89
Other	16

Total Export Financing	8,375

Import Financing
Foreign-exchange-denominated import financings	673

Total Import Financing	673

Total Export & Import Financing	R$9,048

Other Foreign Exchange Products

In addition to foreign trade financing, we offer our customers other exchange services and products, such as:

  purchasing and selling of foreign currencies and travelers’ checks;

  transferring money from or to abroad;

  collecting import receivables;

  cashing checks that are denominated in foreign currency; and

  structured transactions such as receivables securitizations.

Private Banking Services

Bradesco Private Banking provides high-net-worth individuals with a range of services, including domestic and foreign investment advice and financial and tax advice as well as consulting services related to the allocation of the client’s investment portfolio and strategies for reaching the client’s financial goals. To be eligible for this service, the client must have a minimum of R$1.0 million of net equity available for investment.

Asset Management

  We manage assets for:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including the assets guaranteeing the reserves of Bradesco Vida e Previdência; and

  insurance companies, including the assets guaranteeing the reserves of Bradesco Seguros.

As of December 31, 2003, we had R$81.5 billion in total assets under management, including R$72.5 billion in investment funds and R$9.0 billion in managed portfolios.

As of December 31, 2003 we offered 505 funds and 126 portfolios to 2.7 million investors. Most of our funds are fixed income funds that take advantage of the relatively high prevailing Brazilian interest rates. We also offer funds with a basket of equity securities structured to reflect the BOVESPA Index, a broad-based stock index calculated by BOVESPA. We currently do not offer any highly leveraged hedging funds.

The following tables set forth the distribution of assets among our funds, the number of customers and the number of funds and customer portfolios as of the dates indicated:

	Distribution of Assets(1) as of December 31,

	2001	2002	2003

	(R$ in millions)
Mutual Funds
Fixed Income	R$39,637	R$43,517	R$69,784
Variable income	1,369	1,583	2,710

Total	41,006	45,100	72,494

Managed Customer Portfolios
Fixed Income	4,113	6,257	6,728
Variable income	4,148	2,902	2,305

Total	8,261	9,159	9,033

Total	R$49,267	R$54,259	R$81,527

(1)	Calculated in accordance with the criteria used for ANBID Third Party Asset Management Global Banking, which eliminates double counting.

	As of December 31,

	2001		2002		2003

	Number	Clients	Number	Clients	Number	Clients

Mutual Funds	249	2,336,207	424	2,246,992	505	2,758,298
Portfolios	71	71	80	80	126	415

Total	320	2,336,278	504	2,247,072	631	2,758,713

In 2001 we consolidated all our asset management activities into BRAM—Bradesco Asset Management Ltda.

We market our asset management products through our branch network, our telephone banking service and our Internet-based investment site, ShopInvest. ShopInvest offers 14 asset management funds, which are less risky (in terms of leverage) and sophisticated than some of the other funds offered by our branches. Current CVM regulations do not permit us to offer more sophisticated or riskier funds through ShopInvest.

We earn revenues from our asset management operations principally from management and performance fees. Our management fees are typically calculated as a percentage of the amount invested in the fund on a monthly basis. In certain funds we charge a performance fee on an annual or semiannual basis.

We have traditionally marketed our asset management services to other institutions in order to increase the amount of assets under management. Recently, however, our focus has shifted to increasing the amount of assets invested by individual investors, who generally pay relatively higher fees than institutional investors. While there has been downward pressure on management and performance fees, most of this pressure has been on the fees charged to institutional customers and high-net-worth individuals. Furthermore, the fees we charge our qualified investors depend on other economic factors, such as interest rates. A decrease in market interest rates generally leads to a reduction in management fees. Despite these downward trends, our management believes that our branch network and large client base will allow us to continue to increase the size and profitability of our asset management operations.

Consortia

In Brazil, persons or entities who wish to acquire determined goods can form a group, known as a “consortium,” in which the members pool their resources to assist each other with the purchase of such goods. Because the purpose of consortia is to acquire goods, Brazilian law does not permit the formation of consortia to acquire money.

In December 2002, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to Bradesco employees through the branch network and, starting in January 2003, to the public. During 2003, it registered total sales of over 65,000 quotas, with a total amount billed of greater than R$2.2 billion and a net profit of R$4.9 million. Bradesco Consórcios acts as the administrator for the consortia, which are formed for the purchase of vehicles or real estate.

Insurance, Pension Plans and Certificated Savings Plans

The diagram below shows the principal elements of our insurance, pension plans and certificated savings plans area as of December 31, 2003.

The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated.

	As of and for the year ended December 31,

	2001	2002	2003

	(R$ in millions)
Income statement data:
Interest income(1)	R$1,976	R$3,021	R$4,959
Non-interest income(1)	6,432	5,684	7,020
Non-interest expense	(7,491)	(7,989)	(10,949)

Income before taxes and minority interest(1)	917	716	1,030
Taxes on income	(157)	(173)	(364)

Income before minority interest(1)	760	543	666
Minority interest	(24)	(3)	(2)

Net income(1)	736	540	664

Balance sheet data:
Total assets	18,623	23,678	32,441
Selected results of operations data:

Insurance premiums
Life insurance premiums	1,196	1,257	1,502
Health insurance premiums	2,178	2,333	2,649
Automobile, property and casualty insurance premiums	1,572	1,718	1,998

Total	R$4,946	R$5,308	R$6,149

Pension plan income	713	21	64
Interest income from insurance, pension plans, certificated savings plans and pension investment contracts	1,976	3,021	4,959
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(1,847)	(2,261)	(3,777)
Insurance claims	(3,251)	(3,614)	(4,333)
Pension plan operating expenses	(459)	(370)	(637)
___________________
(1)	Income from customers external to segment.

Insurance

We offer insurance products through a number of different entities, all of which are controlled or managed by our subsidiary Bradesco Seguros. Bradesco Seguros was the largest insurer in Brazil in 2003 based on net worth, according to information published by SUSEP. Bradesco Seguros, which is based in the city of Rio de Janeiro, provides a wide range of insurance products to companies and individuals in Brazil. It offers insurance products both on an individual basis and under contracts with corporations under which their employees are insured. Its products include health, life, accident, automobile and property and casualty insurance, with health insurance comprising the largest segment of its insurance business.

Health Insurance

Health insurance insures policyholders for medical expenses. We offer our private health assistance plans through our subsidiary Bradesco Saúde S.A., which we call “Bradesco Saúde”. At December 31, 2003, Bradesco Saúde had 2.4 million health insurance policyholders and dental plan holders, including both holders who obtained their insurance through their corporate employers and holders who obtained it on an individual basis. More than 11,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde, including thirty-four of the country’s 100 largest companies.

Bradesco Saúde currently has one of the largest health insurance networks in Brazil. As of December 31, 2003, it included approximately 9,500 laboratories, 9,200 specialized clinics, 20,000 physicians, 2,800 hospitals, 1,000 dental clinics and 6,100 dentists located throughout the country, as well as 80 hospitals in the United States and Europe that accepted its policies covering hospitalization abroad.

Life Insurance

Bradesco Seguros offers its term life insurance directly and through its subsidiaries. At December 31, 2003, Bradesco Seguros had 5.1 million life insurance policyholders and was ranked first in Brazil in number of individuals insured, according to information published by SUSEP.

Automobile, Property and Liability Insurance

Bradesco Seguros offers automobile, property, shipping, maritime, aviation and liability insurance. Bradesco Seguros’ automobile insurance covers policyholders’ losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties. Depending on the type of insurance purchased, Bradesco Seguros’ property and casualty insurance can cover loss or damage to property, buildings, equipment and inventory caused by fire, lightning and other natural disasters such as tornados, hail storms and floods. We will also insure against theft, electrical damage, collapse and other events. The civil liability insurance Bradesco Seguros offers has various coverage options, including third party vehicles and provision of service on third party property.

At December 31, 2003, Bradesco Seguros had 1.1 million automobile and 776,000 property and casualty insurance policyholders and was ranked first in Brazil in number of insured vehicles and number of property and casualty insurance policies, according to information published by SUSEP. The majority of our property and casualty policyholders are individuals. Policies sold to individuals have lower average premiums but yield higher average revenues. In 2003, Bradesco Seguros targeted its property and casualty insurance products towards retail customers. Consequently, the number of property and casualty policyholders increased by 27.2% in 2003 in comparison with 2002.

Sales of Insurance Products

We sell our insurance products through exclusive brokers in our branch network, as well as through other, non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers on a commission basis. At December 31, 2003, 30,488 brokers offered our insurance policies to the public. We also offer certain automobile, health and property and casualty insurance products through our website.

Pricing

The costs of medical care as well as the frequency of claims drive pricing for individual health care in Brazil. The same factors apply to pricing for group health insurance, although the pricing varies depending on the number of insured individuals and geographic region, in accordance with actuarial analysis.

Pricing for life insurance is based on traditional actuarial tables and regulations published by SUSEP, as the regulatory authority. Pricing takes the characteristics of the product into consideration, such as channels of distribution, acceptance policies, profit margin, fees and taxes.

Pricing for personal automobile insurance is influenced by the frequency and degree of severity of an individual’s claims, and takes into consideration various other factors, such as the location of the use of the vehicle and the year and model of the vehicle. Contrary to market practice, through 2003 we did not consider the client’s profile in the pricing of automobile insurance.

The profitability of personal automobile insurance is largely dependent on the prompt identification and correction of disparities between premium levels and expected claim costs. Premiums charged for vehicle damage coverage reflect the value of the insured automobile and, accordingly, premium levels partially reflect the volume of new automobile sales. The number of policy holders increased 5.6% in 2003 in relation to 2002, largely as a result of increased marketing efforts.

Pricing in the property and casualty business is driven by claims’ frequency and average amount, as well as the probability of natural disasters, particularly tornadoes, earthquakes and hurricanes, which generally do not occur in Brazil.

Reinsurance

Brazilian regulations set retention limits on the amount of risks insurance companies may underwrite. Pursuant to the regulations, Bradesco Seguros reinsures with IRB any risks it underwrites in excess of the retention limits, which are generally risks of losses on insured goods and liability risks. In addition, when Bradesco Seguros reinsures risks with IRB, it may assist IRB in entering into reinsurance agreements with international reinsurers in connection with those risks.

Bradesco Seguros reinsured approximately R$614 million in insurance risks with IRB in 2003. Although the reinsurer is liable to Bradesco Seguros to the extent of the amount reinsured, Bradesco Seguros remains primarily liable as the direct insurer on all reinsured risks.

We have a 21% interest in IRB’s equity, including 42% of its non-voting capital.

Pension Plans

We began managing individual and corporate pension plans in 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil as measured by pension plan contributions, investment portfolio and technical reserves, based on information published by the National Association of Private Pension Plans, known as “ANAPP”.

During the first quarter of 2002, Bradesco Vida e Previdência began selling VGBL — Vida Gerador de Benefícios Livres, which we refer to as “VGBL,” a pension investment contract that allows holders to redeem accrued policy value monthly over time or in one lump sum after a date chosen by the participant. As of December 31, 2003, Bradesco Vida e Previdência accounted for 49.9% of VGBL sales in Brazil, according to ANAPP.

As of December 31, 2003, Bradesco Vida e Previdência accounted for 38.0% of the open-end pension plan and VGBL market based on contributions, and 49.9% of assets under management, according to ANAPP.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and legal entities who, by means of a regular contribution, wish to subscribe to a benefit plan. “Closed” private pension entities are those available to groups of people such as the employees of a specific company or group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities function in a manner similar to the public social security system, granting benefits or income upon periodic contributions from their members, their respective employers or both. Brazilian law allows financial institutions to form individual pension plans with objectives similar to those of pension fund managers, but with a structure similar to a mutual fund.

Our revenues from pension plan management have risen by an average of 25.7% per year over the past five years, in large part due to increased sales of our services through our branch network.

We manage pension plans covering 1,361,678 participants, 81.5% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for 43.5% of our technical reserves.

Bradesco Vida e Previdência offers and manages a range of individual plans, including pension plans with lump-sum payouts, annuities and death or disability benefits. Our largest individual plans in terms of equity are of the defined contribution type, including the Fundo de Aposentadoria Individual, which is known as “FAPI,” and the Plano Gerador de Benefícios Livres, which is known as “PGBL”. FAPIs are organized as normal investment mutual funds. PGBLs are organized as pension plans. PGBLs and FAPIs are not subject to taxation on income generated by the fund portfolio. Participants in both types of funds are taxed upon redemption of their shares.

Under both FAPI and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans are released from the obligation to pay income taxes on amounts contributed to a plan, up to 12% of the participant’s taxable income. Companies in Brazil can establish

PGBL and FAPI plans for the benefit of their employees. As of December 31, 2003, Bradesco Vida e Previdência managed R$4.3 billion in PGBL plans and R$325 million in FAPI plans.

We are using FAPIs and PGBLs to replace a number of guaranteed-return plans, as the guaranteed-return plans pose more risk to us. Guaranteed-return plans guarantee participants a minimum return during the period they make their contributions. The amount of return corresponds to the amount invested at a rate of TR plus a spread of 6% per year. To minimize market fluctuations, we hedge our risk arising from these guaranteed-return plans with investments in Brazilian government treasuries. Conversely, FAPIs and PGBLs do not have such a guarantee.

In accordance with U.S. GAAP, we consider FAPIs, PGBLs and VGBLs to be pension investment contracts.

Bradesco Vida e Previdência also offers pension plans to its corporate customers, most of which are tailored to the needs of a specific corporate customer.

Bradesco Vida e Previdência earns revenues primarily by charging:

  monthly service fees based on (1) in the case of funds that guarantee a minimum return, a percentage of the contributions to the plan and the retention of any return on the invested amount in excess of the inflation rate plus 6% per annum and (2) for all plans that do not guarantee a minimum return, a percentage of the contributions to the plan and the management fee or part of it; and

  from death-benefit plans, fees based on the estimated positive difference between the plan’s claims experience and the actuarial hypotheses on which contributions are calculated.

Certificated Savings Plans

Bradesco Capitalização offers our clients certificated savings plans with the option of making either one contribution or monthly payments. Each certificated savings plan has a nominal value from R$7.00 to R$5,000.00 and earns interest at a rate of TR plus 0.5% per month over the nominal value. From time to time we have drawings at which some holders of the certificated savings plans win cash prizes of up to R$5 million. The certificated savings plans are redeemable by the holder after 12 months. As of December 31, 2003, we had 78 million certificated savings plans outstanding. Bradesco Capitalização grew 12.2% in its number of clients from December 31, 2002 to December 31, 2003, from 2.5 million to 2.8 million clients.

Bradesco Capitalização was the first private certificated savings plan company in the country to receive the Certificado ISO 9002, granted by Fundação Vanzolini. In December 2002 it was updated to ISO 9001:2000. Bradesco Capitalização was the first company in the sector to receive a “brAA” national rating from Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (known as “S&P”),which is its current rating.

Treasury Activities

We have a single treasury for all our and our subsidiaries’ activities. Our treasury enters into transactions, including derivative financial instruments transactions, mainly for hedging purposes (called the “macro hedge”). It enters into these transactions, in accordance with limits set forth by our risk management area, utilizing a value at risk methodology. For more discussion of the value at risk methodology, see “Quantitative and Qualitative Disclosures About Market Risks—Risk and Risk Management—Market Risk”.

Distribution Channels

We have the largest private-sector banking network in Brazil. In 2003 we opened 98 branches, including both new Bradesco branches and branches acquired through our acquisition of BBV Banco. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems we have focused on enhancing our security as well as increasing efficiency. We received 229.5 million calls to our customer service center in 2003 and 229.0 million calls during 2002. We expanded our ATM service with 395 new ATMs during 2003.

In addition, in order to foster stronger ties with our corporate clients, we established an additional 216 banking service posts on the premises of selected corporate clients during 2003 and 465 banking service posts in 2002, reaching a total of 2,062 special banking service posts and outlets as of December 31, 2003. We offer through such special posts all products and services existing in our branches.

As of December 31, 2003, we:

  executed an average of 9.0 million transactions daily, including 2.3 million directly through our 3,052 branches and 6.7 million by telephone, over the Internet and through ATMs;

  operated 21,605 ATMs, of which 14,930 are available 24 hours per day, seven days per week, processing on average 4.2 million on-line, real time transactions per day;

  operated seven overseas branches abroad: one in New York (Bradesco); four in Grand Cayman, the Cayman Islands (Bradesco, BCN, Boavista and Mercantil); and two in Nassau, the Bahamas (Boavista and Banco Alvorada); and

  operated six overseas subsidiaries: in Buenos Aires, Argentina (Bradesco Argentina); Nassau, the Bahamas (Boavista Bahamas); Grand Cayman, the Cayman Islands (Cidade Capital markets); Tokyo, Japan (Bradesco Services Japan); and Luxembourg (Bradesco Luxembourg), in addition to our broker-dealer in New York.

We also offer banking services in approximately 4,000 Brazilian post offices through our correspondent offices. For further information about this project, see “—Recent Important Acquisitions and Joint Ventures”.

Specialized Distribution of Products and Services

As part of our distribution system, we have four areas that offer a range of products and services on an individualized basis to companies and individuals in specified segments of our client base.

Bradesco Corporate

Our corporate area, which we formed in 1999, provides products and services to clients who are companies or groups of affiliated companies with annual revenues of over R$180.0 million. The approximately 112 sales professionals of our corporate area serve 1,198 Brazilian and multinational enterprises in Brazil.

Bradesco Empresas

Our Bradesco Empresas area, which we formed in 2002, provides products and services to client companies with annual revenues of from R$15.0 million to R$180.0 million. The 350 Bradesco Empresas relationship managers serve 9,418 client companies. We provide our Bradesco Empresas clients with access to branches that are exclusively for Bradesco Empresa clients, known as pontos de atendimento. As of December 31, 2003, we had opened 61 such special branches.

Bradesco Private Banking

Our Private Banking area, which we created in 2000, offers our products and services on a personalized basis to high net worth individuals with at least R$1.0 million available for investment. It offers a range of financial consulting services in addition to fiscal, tax and estate assistance.

Bradesco Prime

Our Bradesco Prime area, which began operations in May 2003, offers products and services on a personalized basis to individuals whose income is higher than R$4,000 per month or who have at least R$50,000 available for investment. It has a network of 143 branches that are exclusively for Bradesco Prime customers.

Branch System

The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, the branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment processing and collection services, our private banking services and our asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly-owned subsidiary Bradesco BCN Leasing. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches. Bradesco Vida e Previdência sells its products on a commission basis through 6,383 independent agents nationwide, most of whom are based in our facilities.

We sell our insurance products and pension plan products not only through exclusive brokers based in our network of bank branches, but also through other, non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis, and through our website. At December 31, 2003, 30,488 non-exclusive brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, Internet, customer services and external distribution channels.

The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2001	2002	2003

	(percentage of total sales, per product)
Insurance products
Sales through the branches	33.7%	29.4%	37.4%
Sales outside the branches	66.3	70.6	62.6

Pension plan products
Sales through the branches	69.2	85.8	72.1
Sales outside the branches	30.8	14.2	27.9

Leasing products
Sales through the branches	90.5	97.0	96.6
Sales outside the branches	9.5	3.0	3.4

Certificated savings plans
Sales through the branches	96.5	94.9	89.8
Sales outside the branches	3.5	5.1	10.2

Processing

We have two data processing centers, with 24 large scale computers and 882 medium scale computers. All our branches, ATMs and post office correspondent offices have telecommunications services capable of exchanging data with any one of the two data processing centers. This system processes all the transactions of Banco Bradesco, BCN, Finasa and our other affiliates, except for Bradesco Seguros, which has its own structure.

Internet and Telephone Access

Using our on-line and phone banking services, our clients can, among other services, make balance inquiries, transfer funds between accounts, order checkbooks, pay bills and taxes and obtain credit. The cost to us of transactions done through the Internet and electronic commerce is notably lower than the costs of transactions conducted in our branches.

Our goal is to use technology to increase the number of self-service transactions so as to reduce the number of transactions occurring at our branches, and to focus on the utilization of our branches as points of sale for other products and services, such as loans, insurance and leasing.

Internet Services

We have a portal with 22 webpages, in addition to the webpages of BCN and Banco Finasa. Presently, we offer our clients 210 different services through our website. During 2003 we served 6.1 million clients and registered 428 million banking transactions through our website.

In March 1999, we introduced ShopInvest, the first Internet stock trading service in Brazil. Through ShopInvest, investors who are not customers can access a wide range of financial information, invest in mutual funds and trade shares on BOVESPA. They can also enter into currency exchange transactions, monitor their pension funds and savings accounts, obtain loans and purchase certificated savings plans through ShopInvest. As of December 31, 2003 ShopInvest had 859,802 registered users. In 2003, approximately 669,000 transactions valued at R$3.4 billion were carried out through ShopInvest.

In February 2000 we became the first Brazilian bank to offer services through which clients can receive updates of their bank balances and other financial information by email or on the screens of their mobile phones. In March 2000 we introduced our Mobile Banking Service, which allows clients to carry out banking transactions and access websites and other Internet services using the displays of their mobile phones. We offer more than 120 “WebPoints” Internet access stations. WebPoint allows customers who do not own a computer to access the Internet.

In May 2001, we introduced ShopCredit, our loan and financing website. ShopCredit allows individuals and corporate entities to fund lines of credit and financing. Through the site, customers can apply for instant personal credit or make term calculations. In 2003 ShopCredit registered approximately 544,000 transactions, valued at R$165.9 million.

In September 2001, Bradesco presented Bradesco Net Empresa, a website for corporate entities. Through the site, they can transfer funds between bank accounts and make payments, charges or other transactions without having to visit a branch office. As of December 31, 2003, we had registered 178,633 participating companies and during 2003 approximately 8.2 million transactions were carried out over Bradesco Net Empresa.

In 2002, we introduced the first system allowing use of the “Smart Card” to charge payments over the Internet and became the first bank in Brazil to sell travelers checks over the Internet, in U.S. dollars, Euros, and Yen. Also during 2002 we implemented the system of Consulta de Ordens de Pagamento through Internet Banking, aiming, to serve the Japanese-Brazilian public. This service allows users to make online Yen deposits directly into reais-denominated Bradesco accounts.

Telephone Service

With our “easy phone” service, our clients may conduct their banking activities by telephone at any time without having to visit a branch or ATM. Our 1,492 customer service center telephone operators at our centers in São Paulo and Osasco service our commercial banking as well as credit card clients. In 2003, we responded to 229.5 million calls, corresponding to transactions with an aggregate value of R$5.3 billion. Our customer service center was the first in the banking sector to receive a ISO9001/2000 certificate of quality.

Customers may use our telephone customer service center to access almost all our offered products and services, including to:

  obtain account balances and check on the status of transactions;

  transfer funds between accounts, including to other banks;

  pay bills;

  apply for loans or credit cards;

  execute and manage their investments;

  purchase certificated savings plans; and

  enroll in private pension plans.

Capital Expenditures

For a discussion of our capital expenditures during the last three years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Risk Management

Risk Management Area

Our risk management area is responsible for planning, controlling and managing our market, credit liquidity and operating risks. It monitors our risk exposure and our money laundering prevention measures. The area is managed independently of our other operations and directors. It is headed by a department director, who reports to an executive director who, in turn, reports directly to our president.

Beginning in 2004, we are extending our risk analysis procedures to our subsidiaries, including Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Seguros, BRAM and Bradesco Capitalização. Their risk management operations will be supervised by, and in some cases carried out by, our risk management area.

Our risk management area manages our operational risk, which is the risk of incurring losses as a result of internal processes, including human error, fraud and system failures, or as a result of external factors, including litigation. Operational risk does not include strategic and reputational risks. The area’s primary tasks in managing operational risk are (a) to evaluate data and provide our management with accurate and timely information, both qualitative and quantitative, regarding operational efficiency and risk exposure and (b) to work with other areas to develop institutional practices and policies as well as effective tools to effectively measure and manage risk institution-wide. We are currently evaluating our operational risk management practices as part of our development of a strategic planning model.

We generally employ a sensitivity analysis methodology to evaluate market risks. Beginning in the first half of 2000, we also began to use a value at risk, or “VaR,” methodology to evaluate our market risk for our treasury operations. The VaR limits for our market risk exposure and the exposure of each of our subsidiaries are defined by our senior management. For further discussion of our evaluation of market risks, see “Quantitative and Qualitative Disclosures About Market Risk—Risk and Risk Management—Market Risk”.

Our risk management area also has the responsibility to coordinate compliance with regulations issued by the Central Bank, including those that refer to the new capital accord (Basel II) expected to be released by the Basel Committee.

Compliance and Internal Controls

Our risk management area has developed internal policies and controls with the goal of mitigating the potential losses from the risks we are exposed to. The measures we have taken include the following:

  implementing an internal control system for evaluating risks and for obtaining the relevant information, based on the Basel Accord and on the methodology of the Committee of Sponsoring Organizations, known as “COSO”;

  implementing a management process known as the “Brazilian Payments System,” which is designed to facilitate the flow of information among the Bank, our subsidiaries, other financial institutions and entities such as the Central Bank and SELIC. The system allows us to identify the origin and legitimacy of electronic transfers through the system.

  designing internal and external contingency plans in case of a system failure of the Brazilian Payments System;

  training our employees and tailoring the technological tools we use for monitoring financial movements in order to prevent money laundering, so that our institutions are not used by third parties for illicit transactions; and

  disseminating, institution-wide, processes and procedures to govern the confidentiality, integrity and availability of information, based on our corporate information security rules and policies.

Credit

Our credit policy is focused on:

  ensuring the safety, quality and liquidity levels of our assets;

  maintaining flexibility and profitability in our credit operations; and

  minimizing the risks inherent to credit operations.

Our credit policy defines the criteria we use for setting operational limits and extending credit. Credit limits are set by the “Executive Credit Committee,” which is made up of our vice-presidents, the managing directors responsible for our operational area and our credit director. The Executive Credit Committee updates our credit limits in accordance with changes in our internal policy and the Brazilian market in general. Our Executive Directors approve the models our branches and departments use for each type of loan in assessing credit applications.

We diversify our business among a large number of individuals, companies and economic groups that demonstrate an ability to meet their credit obligations and support those obligations with adequate collateral. In evaluating loans, we consider the reasons for each requested credit, the value and term of the credit and the risk classification the credit would receive under our classification system. Our risk rating system divides the level of risk into nine categories ranging from excellent to uncollectible, based on financial and economic considerations such as the credit profile and payment capacity of the borrower. See “—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts”.

We require credit approvals for both individual and corporate loans. The approvals are made at various levels of our organization, ranging from the manager of the local bank to our Executive Credit Committee. Our branches have defined limitations on their authority to grant credits, based on the size of the branch and the size of the proposed loan. However, they may not approve an application for credit from any borrower:

  who is rated less than “acceptable” under our internal credit risk classification system;

  whose personal data is not updated;

  whose personal data reveals any material credit restrictions; or

  who is in default on any of his or her existing credit obligations.

We have credit limits for each type of loan. We pre-approve credit limits to our individual and corporate clients and presently extend credits to the public sector only under very limited circumstances.

In all cases, funds are only advanced once the appropriate body has approved the line of credit. We review the credit limits of our large corporate clients at least every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed at least every 90 days.

If a loan is in arrears, the manager of the branch or department that authorized the credit is responsible for taking the initial steps to determine if the default can be remedied. If the loan remains in default after exhaustion of extra-judicial collection strategies, the manager of the branch or department refers the loan to the Credit Collection Department.

Our credit policy is not static: as part of our risk management process, we continue to refine our credit procedures, including our procedures for collecting data on borrowers, for calculating potential losses, and for evaluating applicable ratings. In addition, we are evaluating our institutional credit risk management in the light of the expected recommendations of the new Basel Accord, including:

  restructuring our methodology for calculating expected losses;

  identifying and implementing changes in our reporting processes to improve our management of our credit portfolio;

  redesigning our structure for information management; and

  evaluating the organizational structure of our credit evaluation practices, including a review of the demands on our technology, and addressing any issues found.

Consumer Credit Operations

Depending on the security required, loans to individuals of up to R$50,000 are approved at the branch level. If the loan or credit support is not within the limits established by the Executive Credit Committee for approval at the branch level for the size of branch involved, the approval of the loan is submitted to the credit department (or a higher level of authority). The following table sets out the range within which branch managers may approve loans to individuals, depending on the amount and the type of credit support offered:

Range of loan approval authority

	Un-Collateralized loan	Collateralized loan

Decision-making authority	(R$ in thousands)
Manager of very small branch(1)	R$0 to 5	R$0 to 10
Manager of small branch(2)	0 to 10	0 to 20
Manager of average branch(3)	0 to 15	0 to 30
Manager of large branch(4)	0 to 20	0 to 50
___________________
(1)	Branch with total deposits below R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.

We use a specialized “credit scoring” evaluation system to analyze these loans, allowing us to build a level of flexibility into our decision-making process while maintaining consistent credit risk standards.

We provide our branches with tools that allow them to analyze credits for individual clients in a rapid, efficient and standardized manner and to produce the corresponding loan contracts automatically. With these tools, our branches can respond quickly to clients, keep costs low and control the risks inherent to consumer credit in the Brazilian market.

If the branch manager is not authorized to approve the requested loan, the decision is submitted to a higher level of our credit department. The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support:

	Amount of loan

	Minimum	Maximum

Decision-making authority	(R$ in thousands)
Credit department	51	4,000
Credit director	4,001	6,000
Daily credit committee	6,001	20,000
Executive credit committee	20,001	100,000
Executive credit committee with approval by President	Over 100,000

Corporate Credit Operations

For corporate customers, depending on the proposed credit support and the size of the relevant branch, loans of up to R$400,000 are approved at the branch level. As with loans to individuals, if the credit support offered is not within the limits established by the Executive Credit Committee for approval at the branch level, the approval of the loan is submitted to the credit department.

The following table sets out the range within which branch managers may approve corporate loans, depending on the amount and the type of credit support offered:

Range of loan approval authority

	Un-Collateralized loan	Collateralized loan

(R$ in thousands)
Decision-making authority
Manager of very small branch(1)	R$0 to 10	R$0 to 60
Manager of small branch(2)	0 to 20	0 to 120
Manager of average branch(3)	0 to 30	0 to 240
Manager of large branch(4)	0 to 50	0 to 400
___________________
(1)	Branch with total deposits below R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.

The following table sets out the range within which each of our decision-making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Amount of loan

	Minimum	Maximum

Decision-making authority	(R$ in thousands)
Credit department	401	4,000
Credit director	4,001	6,000
Daily credit committee	6,001	20,000
Executive credit committee	20,001	100,000
Executive credit committee with approval by President	Over 100,000

In order to authorize a corporate loan, the branch manager, the credit department, the daily credit committee and the Executive Credit Committee consider five primary factors:

  a financial and economic analysis of the client, taking into consideration the prospective borrower’s ability to generate cash, cash flow and liquidity, level of indebtedness, profitability and quality of assets;

  our evaluation of the trends and prospects of the sector in which it operates based on the macroeconomic context;

  our economic and financial projections of the company’s capacity (net income and cash generation) to meet future obligations, based on our research and visits to the company;

  an analysis of company data based on criteria analogous to those we use for evaluating loans to individuals; and

  qualitative information regarding the company, its management and the market in which it operates.

Processing Systems

Our principal computer facilities are located in our two operations centers in Osasco and Alphaville (Barueri), in the state of São Paulo. Our critical systems can be covered from either of the operations centers in the event one is shut down or experiences a malfunction. To date, neither of the operations centers has been shut down or experienced any material malfunction. To ensure the continuity of our operations in case of power outages, our Osasco operations center has the energy capacity to be self-sufficient for 56 hours, and our Alphaville (Barueri) operations center has the energy capacity to be self-sufficient for 65 hours. If we have sufficient access to fuel, we have the capacity to provide ourselves with electricity indefinitely.

Funding

Deposit-taking Activities

Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2003, our total deposits were R$58.0 billion, representing 38.0% of our total liabilities.

We provide the following types of deposit accounts:

  checking accounts;

  savings accounts;

  time deposits; and

  deposits from financial institutions.

The following table sets forth our total deposits, by type and source, as of the dates indicated:

	December 31,			% of total deposits

	2001	2002	2003	2003

	(R$ in millions, except percentages)
From customers
Demand deposits	R$8,061	R$13,374	R$12,912	22.3%
Savings deposits	18,311	20,731	22,140	38.1
Time deposits	14,679	22,202	22,944	39.5
From financial institutions	41	26	31	0.1

Total	R$41,092	R$56,333	R$58,027	100.0%

Under applicable regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank as compulsory deposits, as follows:

Demand Deposits. We are required to deposit 45% of the average daily balance of our demand deposits in excess of R$44 million with the Central Bank on a non-interest-bearing basis. The relevant percentage was amended twice during 2003. At January 1, 2003, the percentage was 45%; it increased to 60% on February 19 but was reduced back to 45% on August 8, 2003.

Savings deposits. Each week we are required to deposit, in an account with the Central Bank, an amount in cash equivalent to 20% of the average aggregate balance of our savings account deposits during the prior week. The account bears interest annually at TR plus 6.17%.

Time deposits. We are required to deposit, in the form of federal securities, 15% of the average daily balance of our time deposits with the Central Bank. The securities bear interest in accordance with market rates.

In addition, we are required to deposit an additional amount equal to (a) 8% of the average aggregate balance of our time and demand account deposits during the prior week plus (b) 10% of the average aggregate balance of our saving account deposits during the prior week, in each case to the extent that our deposits exceed R$100 million. This additional amount is deposited in an account with the Central Bank that bears interest at the SELIC rate.

Present Central Bank regulations require that we:

  allocate a minimum of 25% of cash deposits to providing rural credit; if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank;

  allocate 2% of checking deposits received to micro credit transactions; and

  allocate a minimum of 65% of the total amount of deposits in savings accounts to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

We are the leader among Brazilian private banks in terms of the volume of savings deposits. The Central Bank establishes the interest rates on savings accounts. The current interest rate is TR plus 0.5% interest per month.

Savings deposits in Brazil typically only pay interest after funds have been left on deposit for at least one calendar month by individuals and not-for-profit entities and 90 days by corporations. Interest earned on individual savings accounts is free from income tax.

CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank rate. The breakdown between fixed and floating rate CDBs deposited with the Central Bank varies from time to time, depending on the market’s interest rate expectations.

Cash deposits, savings accounts, term deposits, mortgage notes and notes issued by the Bank are guaranteed by the Credit Guarantee Fund, known as “FGC,” up to R$20,000 per person, in the event of a bank’s liquidation.

We issue CDIs to other financial institutions. Trading in CDIs is restricted to the interbank market. CDIs have a fixed or a floating rate for one day or longer terms.

Other Funding Sources

Our other funding sources include our capital markets operations, import/export operations and on-lending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,

	2001	2002	2003

	(R$ in millions)
Funding Sources
Import/export financings	R$5,106	R$7,741	R$6,034
Local onlendings	5,831	7,000	7,556
Foreign currency loans	396	127	180
Obligations under capital leases	275	443	449
Capital markets
Federal funds purchased and securities sold under agreements to repurchase	14,037	7,633	27,490
Euronotes	3,260	2,077	3,290
Debentures	—	51	7
Mortgage notes	767	369	1,017
Subordinated notes	970	3,322	4,995
Debt issued under securitization of payments orders and credit card bill receivables	—	—	2,599
Commercial paper	3,211	1,884	1,761
Other	3	14	—

Total	R$33,856	R$30,661	R$55,378

Our capital markets operations act as a funding source for us through our transactions with financial institutions, mutual funds, fixed and variable income investment funds and foreign investment funds. In these transactions we sell public and private bonds and securities with an obligation to repurchase them. These transactions usually have short terms.

In order to provide our customers with loans through on-lending, including the extension of credit lines for foreign trade financing, we maintain credit relationships with various United States, European, Asian and Latin American financial institutions.

We conduct on-lending operations where we act as the transfer agent for development agency funds, granting credits to third parties which are in turn funded by development organizations. BNDES, the International Bank of Reconstruction and Development and the IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are ours, subject to certain limitations set by the agencies supplying the funds.

Property, Plants and Equipment

As of December 31, 2003, we owned 907 properties and leased 2,251 properties throughout Brazil, and we owned six properties abroad, all of which we used for the operation of our branches and performance of our business. We own the real property where our head office is located, in Cidade de Deus, a neighborhood of Osasco near the city of São Paulo in the state of São Paulo, Brazil. Substantially all of our leased property is leased under renewable contracts with terms of an average of 12 years.

Seasonality

We believe that seasonality does not materially affect our businesses.

Competition

We face significant competition in all of our principal areas of operation, as the Brazilian markets for financial and banking services are highly competitive. At December 31, 2003, there were 140 multiple-service banks providing a full range of commercial banking, consumer finance, investment banking and other services, 23 commercial banks, 21 investment banks, and numerous brokerage, leasing, savings and loan and other financial institutions in Brazil. For a discussion of the risks related to competition, see “Risk Factors—Risks relating to Bradesco and the Brazilian Banking Industry—The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects”.

Public-sector banking institutions also play an important role in the banking industry, the largest segment of the financial system, and operate within the same legal and regulatory framework as the private-sector banks. The two largest Brazilian financial institutions in terms of assets, Banco do Brasil and Caixa Econômica Federal, are government-owned. Banco do Brazil’s branch network is more extensive than ours. The private commercial banking sector is dominated, in terms of both total loans and total deposits, by four banks: ourselves, Banco Itaú S.A., also known as “Banco Itaú,” Banco Santander S.A., also known as “Banco Santander,” and Unibanco, all of which have a strong national presence.

Banking

In commercial banking, we compete for individual and corporate customers with other large Brazilian banks. Our primary banking competitors are Banco do Brasil, Banco Itaú, Unibanco and Banco Santander. The Brazilian banking industry has undergone some consolidation in recent years through acquisitions and privatization. For example, in 2003 Banco ABN AMRO Real acquired control of Banco Sudameris, becoming the sixth largest bank in Brazil in terms of assets, according to the Central Bank.

The Brazilian banking industry has also been facing increasing competition from foreign banks in recent years. Besides Banco Santander, certain large United States, European and Asian banks, including Citibank, BankBoston, ABN AMRO and Hong Kong and Shanghai Banking Corporation, known as “HSBC,” are currently operating in Brazil. Other foreign banks could enter into the Brazilian market and increase its competitiveness. Foreign banks can also participate in the privatization process. As of December 31, 2003, foreign banks held approximately 17.2% of the total assets in the Brazilian financial system.

Commercial banks also face increasing competition from other financial intermediaries that can provide larger companies with access to the capital markets as an alternative to bank loans. Since we are a multiple-service bank, we seek to maintain a competitive position in this respect through our investment banking division.

We currently enjoy certain competitive advantages based upon the fact that we are the largest private-sector Brazilian bank and have the largest branch network among our private-sector competitors. However, in the event one of our competitors or a foreign bank were to acquire one or more large Brazilian banks, our competitive advantage could be diminished, and the structure of the Brazilian banking industry could change considerably. Although we believe we are well positioned to compete in this new environment, such competition may adversely affect our position in the Brazilian financial industry.

Credit Cards

The Brazilian credit card market is highly competitive, with approximately 45 million credit cards issued as of December 31, 2003. Our primary competitors are Credicard, Banco do Brasil, Banco Itaúand Unibanco. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

We also face competition in the credit card market from companies that issue restricted use cards, known as Private Label cards, which target customers in the same segments of the population that we do.

Other competition for credit cards exists in the form of post-dated checks, a popular means of term payment in Brazil in which customers pay for merchandise and services with future dated bank checks, effectively allowing payment in installments over a longer term. Because of their convenience and growing acceptance, we believe that credit cards will gradually replace post-dated checks.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers (such as Volkswagen and IBM) and large banks (such as Banco Itaú, Banco Safra, Unibanco, BankBoston and Sudameris). We currently enjoy certain competitive advantages, as we have the largest branch network among our private sector competitors. In addition, our size allows us to fund our leasing activities at more favorable rates, leading to lower interest rate charges for our customers.

Asset Management

The Brazilian asset management industry has grown significantly in recent years as customers have shifted increasingly away from traditional investment products such as savings accounts and CDBs to mutual funds. Until the mid-1990s, the asset management industry was dominated by commercial banks offering fixed-income funds to their retail bank customers. However, banks moved their asset management areas to independent legal entities, such as BRAM, in order to segregate their asset management and treasury operations to comply with banking regulations. Other companies specializing in asset management, generally affiliated with foreign banks, have been established in Brazil in the recent years. As a result, competition in the asset management industry has increased dramatically since 1995. Our primary competition in this sector includes Banco do Brasil, Banco Itaú and Unibanco.

Insurance, Pension Plans and Certificated Savings Plans

Insurance

Bradesco Seguros faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

As of December 31, 2003, the Brazilian insurance market consisted of 127 insurance companies of varying sizes. Our primary competitors are the Sul América Cia. Nacional de Seguros, Itaú Seguros S.A., Unibanco AIG Seguros S.A., Porto Seguro Cia. de Seguros Gerais, Caixa Seguradora S.A. and Real Seguros S.A., which represent in the aggregate approximately 43% of the total premiums generated in the market, pursuant to information from SUSEP and ANS. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

Competition in the Brazilian insurance industry has changed dramatically in the past few years as foreign companies have begun to form joint ventures with Brazilian insurance companies that have expertise in the Brazilian market. For example, in March 2002, the Dutch bank ING acquired an interest in one of the companies of the Sul América Group. The AIG group has been operating in the Brazilian insurance sector since 1996 through a joint venture with Unibanco. Hartford operates in Brazil through a joint venture with the Icatu Group while AXA, ACE, Generalli and other international insurers offer insurance products in Brazil through their own local facilities.

We believe that the principal competitive factors in this area are price, perceived financial stability, name recognition and service. At the branch level, we believe that competition is primarily based on the level of service, including claims handling, the level of automation and the development of long-term relationships with individual agents. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail bank branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through dedicated agents.

Pension Plans

The monetary stability that accompanied the implementation of the real plan stimulated the pension plan sector, attracting to the Brazilian market new international pension funds, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; MetLife; Nationwide and ING, among others.

In addition to monetary stability, favorable tax treatment and the prospect of a fundamental reform of Brazil’s social security system contributed to the increase in competition.

Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 49.9 % of assets under management in the sector as of December 31, 2003, according to ANAPP.

We believe that the Bradesco brand name, together with our extensive branch network, which as of December 31, 2003 was associated with a network of 6,383 brokers specialized in pension plan products, are our competitive advantages.

Certificated Savings Plans

The certificated savings plan market became more competitive beginning in 1994 as exchange rates became more stable and levels of inflation were reduced. As of December 31, 2003 Bradesco Capitalização was second in the industry ranking, with 19.2% of the market based on revenues and 22.5% based on provisions, according to SUSEP.

Our primary competitors in the certificated savings plan area are Brasilcap Capitalização S.A., Itaú Capitalização S.A., Icatu Hartford Capitalização S.A., Caixa Capitalização S.A. and Unibanco Companhia de Capitalização. Offering low-cost products with a high number of drawings for prizes, financial soundness and brand recognition by the clients are the principal competitive factors in this industry.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our businesses. These include administrative proceedings as well as general civil, tax and employee litigation. We do not have any litigation matters that are significant on an individual basis. We believe that there are no suits pending or threatened, individually or in the aggregate, that if decided against us or our subsidiaries would have a material adverse effect on our business, financial condition, properties, prospects or results of operations.

At December 31, 2003, of our litigation provision of R$3,940 million, approximately 20.7% related to labor matters, approximately 70.9% related to tax-related matters and approximately 8.4% related to civil cases. For more information, see note 23 to our consolidated financial statements.

We believe that of December 31, 2003 our litigation provisions are sufficient to cover our expected losses from litigation matters, subject to the inflation-indexation requirement for provisions relating to certain tax matters. Since we do not expect the amounts paid in the future in connection with litigation matters to exceed the amount of our provision, we do not believe that such litigation will materially impair our financial condition or results of operations.

Labor matters. During 2003, we became involved in 4,824 new litigation matters related to labor, none of which is individually significant. The matters relate largely to actions brought by employees who have been laid off. We have acquired a number of financial institutions in recent years. In connection with the acquisition of a financial institution and its integration into Bradesco, we commonly reduce our number of employees and the number of employees of the acquired institution. The majority of labor-related litigation matters we face relates to such reductions.

Tax-related matters. We are also the subject of a number of general indemnity and taxation related actions, including disputes relating to the constitutional validity of certain tax requirements. In our litigation matters related to taxation, the underlying obligation is generally subject to indexation for inflation and such inflation indexation adjustments account for approximately half of the provision related to tax matters. The remainder of the provision is primarily related to disputes regarding the legality of certain taxes and contributions.

Civil cases. We also face a number of civil cases, which arise out of the normal course of our activities. The matters primarily consist of claims for pecuniary damages, generally for claims against us arising out of our actions to collect on unpaid financial instruments, in bouncing checks, and in reporting adverse credit information to credit reporting agencies.

Like certain other Brazilian banks, we are involved in a number of disputes with respect to the method used to account for the effects of inflation during periods of hyperinflation. In general, the Superior Court of Justice in Brazil has decided these disputes in favor of the banks. An unfavorable outcome to these disputes would not have a material adverse effect on our results of operations or financial position.

In relation to the devaluation of the real in January 1999, a number of lawsuits have been initiated against us and other Brazilian leasing companies relating to U.S. dollar linked leases. Although we believe that the claims are unfounded, we have offered to extend amortization schedules to compensate for sharp increases in monthly installments caused by the devaluation. These lawsuits have not been finally settled by the Brazilian courts. However, management believes that any potential liability arising from such litigation will not have a material adverse effect on our financial conditions or results.

Other matters. We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM or SUSEP. Management believes that it is in compliance with all applicable Central Bank, CVM and SUSEP regulations and considers our relationship with these authorities to be good.

Policy on Dividend Distributions

Our bylaws require our Board of Directors to recommend, at each annual shareholders’ assembly, a mandatory annual distribution to our shareholders of at least 30% of our net income, which is in excess of the minimum of 25% of net income established by Brazilian Corporate Law.

Our policy relating to dividend distributions is to maximize the amount of distributions we pay in the form of interest on capital, in accordance with our tax management strategy. This allows us to deduct such payments from income for tax purposes. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Taxes”.

DESCRIPTION OF BRADESCO GRAND CAYMAN BRANCH

Our Grand Cayman branch was established in January 1982, principally for the purpose of obtaining short-term funding used to finance Brazilian trade-related transactions. Our Grand Cayman branch is located at Ansbacher House (3rd floor), 20, Genesis Close, P.O. Box 1818 GT, Grand Cayman, Cayman Islands, British West Indies.

Our Grand Cayman branch was registered under Part IX of the Companies Law of the Cayman Islands on January 12, 1982 and was granted a Class B (unrestricted) banking license on February 2, 1982 to operate in the Cayman Islands under the Banks and Trust Companies Law, which allows our Grand Cayman branch to conduct all types of banking business in any part of the world, but does not allow our Grand Cayman branch to take deposits from residents of the Cayman Islands or to invest in any asset representing a claim on any person resident in the Cayman Islands, subject to certain exceptions in respect of, inter alia, exempted or ordinary nonresident companies and other licensees. Our Grand Cayman branch’s results of operations are included in our consolidated financial statements.

At December 31, 2003, in accordance with the applicable requirements of the International Financial Reporting Standards issued by the International Accounting Standards Board, the capital account of our Grand Cayman branch was U.S.$294.4 million and it had total assets of approximately U.S.$6.0 billion.

The liabilities of our Grand Cayman branch are first covered by the total resources in U.S. dollars of our Grand Cayman branch, but under Brazilian law we are ultimately responsible for all obligations of our Grand Cayman branch. See “Business—Funding”. Our Grand Cayman branch is part of us and has no separate legal status or existence. The CMN has issued regulations with respect to the operating and maintaining of offshore branches by Brazilian financial institutions as prescribed by Resolution No. 2,723, as amended. See “Regulation and Supervision—Regulation of Operations in Other Jurisdictions”.

Our Grand Cayman branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for us which are then extended to our customers for working capital and trade-related financings. Our Grand Cayman branch also takes deposits in foreign currency from corporate and individual clients not resident in the Cayman Islands and extends credit to Brazilian and non-Brazilian clients, principally in relation to trade finance with Brazil.

Our Grand Cayman branch has established a U.S. commercial paper program for the purpose of increasing its participation in short-term pre-export and trade financing in Brazil.

MANAGEMENT

We are managed by our Conselho de Administração, which we call the “Board of Directors”, together with our Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers. In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

Our Board of Executive Officers is currently made up of (1) the “Diretoria Executiva”, which is the board of senior executive officers, and (2) our departmental and regional directors. The Diretoria Executiva is made up of the president, nine executive vice presidents and 13 managing executive directors.

Our nine-member Board of Directors meets on an ordinary basis every 90 days and meets on an extraordinary basis whenever necessary and is responsible for:

  approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us;

  establishing our corporate strategy;

  reviewing our business plans and policies; and

  supervising and monitoring the activities of our Board of Executive Officers.

Our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Our Diretoria Executiva meets weekly and is responsible for:

  implementing the strategy and policies established by our Board of Directors; and

  our day-to-day management.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including Bradesco Seguros, Bradesco Vida e Previdência, Bradesco Capitalização, Banco Finasa de Investimento, Bradesco Consórcios, Bradesco Saúde, and Bradesco BCN Leasing. Each of our subsidiaries has its own management structure.

On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into the Shareholders’ Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA’s participation falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights, BBVA’s right to elect a member of our board of directors will not be affected. For more information regarding the Shareholders’ Agreement, see “Business—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco”.

Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

The following are biographies of the current members of our Board of Directors and Diretoria Executiva:

Members of the Board of Directors

Lázaro de Mello Brandão, Chairman: 77 years old; economist and business administrator. On September 1, 1942, Mr. Brandão was hired by Casa Bancária Almeida & Cia., the financial institution which, on March 10, 1943, became Banco Brasileiro de Descontos S.A. and later became Banco Bradesco S.A. In 1963, he was elected as an Officer, a position he held until 1977, when he was elected Vice-President. In 1981 he took on a position as President of the Bank. In the following year, 1982, he also served as our Vice-Chairman, and since 1990 he has served as Chairman of the Board of Directors. In 1999 he nominated his successor for President of the Bank, remaining a member of the Board of Directors. He also serves on the board of several companies of the group. He is the President of the Board of Directors of Bradespar and a non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal. He served as President of FGC — Fundo Garantidor de Créditos from 1999 to 2001. He also served as Director for the Banking Association of the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from 1966 to 1974, and as Director-President from 1974 to 1983. Mr. Brandão also served as Vice-President of the Board of Executive Directors of the National Federation of Banks, known as “FENABAN,” from 1971 to 1976 and from 1980 to 1983, and as a member of the Board of the Federation of Brazilian Banking Associations, known as “FEBRABAN,” from 1983 to 1991 and from 1994 to February 2001. In addition, Mr. Brandão served as a member of the Board of Directors of the National Housing Bank from 1984 to 1985 and as President of the Board of Directors of CIBRASEC Companhia Brasileira de Securitização from 1997 to 1999.

Antônio Bornia, Vice-Chairman: 68 years old; secondary education. On May 1, 1952, Mr. Bornia was hired by us as an office assistant. In 1975, he was made our Deputy Managing Director and in 1979 he became an Officer. In 1981, Mr. Bornia was appointed as a Vice-President, a position he held until March 10, 1999, when he was made Vice-Chairman of our Board of Directors. He also serves on the board of several companies of our group. Since March 2000, Mr. Bornia has served as Vice-Chairman of the Board of Directors of Bradespar, and since 1994 he has served as Chairman of the Board and Director-President of ABEL. He has been Director-President of the National Confederation of Financial Institutions (CNF) since July 2000. He became the President of FGC in November 2001.

Dorival Antônio Bianchi, Director: 62 years old. Mr. Bianchi received a degree in economics from São Paulo University. On February 1, 1961, he was hired by us as an assistant. In 1982, Mr. Bianchi was appointed as a Departmental Director and in 1983 he became a Managing Director. From 1988 to March 1999 he served as a Vice-President, and since March 1999 he has served as a member of our Board of Directors. He also serves on the boards of directors of several companies of our group. Mr. Bianchi has served as a member of the board of directors of Bradespar since March 2000. He also served as a member of the board of director of VISANET — Companhia de Meios de Pagamento from 1997 to 1999 and as an Executive Officer of Visa International (Regional Sector for Latin America and the Caribbean) from 1996 to 1999.

Mario da Silveira Teixeira Junior, Director: 57 years old. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. On July 1, 1971 he was hired by Bradesco Corretora de Títulos e Valores Mobiliários as a technician. He served as an Officer from March 1983 until January 1984, when he was appointed as a Departmental Director of Banco Bradesco. In 1992 he was appointed as Managing Officer. In 1998 he was appointed Vice President. From March 1999 to July 2001 he served as a member of our Board of Directors. From July 2001 until March 2002 he served as President of Bradespar and in March 2002 he returned to his position as a member of our Board of Directors. He also participates in the management of other companies of our group. He has been Vice-Chairman of the Board of Directors of Companhia Vale do Rio Doce since May 2003. He has been a member of the Board of Directors of Companhia Paulista de Força e Luz — CPFL since August 2, 2001 and of CPFL Energia S.A. since August 30, 2001. He occupied the same position from November 1997 until April 2000 and from March to April 2000. He was a member of the Board of Directors of Globo Cabo S.A. from 1998 until 2000, of Latasa from 1992 until 2000, of São Paulo Alpargatas S.A. from 1996 to 1999, and of Serra da Mesa Energia S.A. and of VBC Energia S.A. from 1997 until 2000.

Márcio Artur Laurelli Cypriano, Director: 60 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. He was hired on July 18, 1967 by Banco da Bahia S.A. On December 5, 1973, with the acquisition of Banco da Bahia S.A., he joined Banco Bradesco. In 1984 he was appointed as a

Departmental Director and in 1986 he became a Deputy Managing Director. In 1988 Mr. Cypriano was made a Managing Director and he became a Vice-President in 1995. From March 1998 to March 1999 he served as President of the BCN Group. Since March 1999 he has served as our President, also serving on the boards of directors of the other companies of our group. In March 2002 he was appointed as a member of our Board of Directors. Since April 2002 he has been a member of the board directors of Bradespar S.A. Since February 2001 he has served as a member of the board of directors of FEBRABAN. From 1984 to 1986 he was a member of the Board of Directors of SERASA.

João Aguiar Alvarez, Director: 43 years old. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. On April 30, 1986 he was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and he has served as an Officer since 1988. He was appointed as a member of our Board of Directors in February 1990. Since March 2000, Mr. Alvarez has also served as a member of the board of directors of Bradespar. Mr. Aguiar Alvarez’s sister, Ms. Denise Aguiar Alvarez Valente, is also a director.

Denise Aguiar Alvarez Valente, Director: 46 years old. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. She was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações on April 30, 1986. Since 1988 she has also served as an Officer. Since February 1990 Ms. Valente has served as a member of our Board of Directors, and since March 2000 she has also served as a member of the Board of Directors of Bradespar.

José Fonollosa García, Director: 53 years old. Mr. García received a degree in economics. In 1976 he was hired by Banco Vizcaya to work in marketing. He later held positions in the domestic banking area, eventually reaching the position of executive officer in Barcelona and Madrid. In 1991 he moved to the media area of Banco Bilbao Vizcaya S.A., and was given responsibility for the area in 1994. In November 1999 he became general director of finance for Banco Bilbao Vizcaya Argentaria S.A. In April 2001 he became general director for Europe and international transactions. In January 2002 he became general director of the retail bank for America. He was a member of the board of directors of Banco Vizcaya Argentaria Brasil S.A. from March 2000 until April 2001. On June 9, 2003 he was appointed to our Board of Directors.

Ricardo Espírito Santo Silva Salgado, Director: 59 years old. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa — Portugal. On June 9, 2003 he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-President of the Board of Directors and President of the Executive Commission of Banco Espírito Santo, S.A. — Lisbon, President of Espírito Santo Financial Group (ESFG) — Luxembourg, a member of the Supervisory Board of Euronext NV — the Netherlands, a member of the Executive Committee of Institut Internationale d’Études Bancaires (IIEB) — Brussels and a member of the European Advisory Committee Board of the New York Stock Exchange, or NYSE. He was a member of the Board of Directors of Banco Boavista Interatlântico S.A. (Brazil) from September 1997 to October 2000, and received the honor “Grande Oficial da Ordem do Cruzeiro do Sul” from the Brazilian President in 1998.

Members of the Diretoria Executiva

Márcio Artur Laurelli Cypriano, President: 60 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. He was hired on July 18, 1967 by Banco da Bahia S.A. On December 5, 1973, with the acquisition of Banco da Bahia S.A., he joined Banco Bradesco. In 1984 he was appointed as a Departmental Director and in 1986 he became a Deputy Managing Director. In 1988 Mr. Cypriano was made a Managing Director and he became a Vice-President in 1995. From March 1998 to March 1999 he served as President of the BCN Group. Since March 1999 he has served as our President, also serving on the boards of directors of the other companies of our group. In March 2002 he was appointed as a member of our Board of Directors. Since April 2002 he has been a member of the board of directors of Bradespar S.A. Since February 2001 he has served as a member of the board of directors of FEBRABAN. From 1984 to 1986 he was a member of the Board of Directors of SERASA.

Décio Tenerello, Vice-President: 59 years old. Mr. Tenerello received a law degree from University Center FIEO of Osasco - UNIFIEO. On June 16, 1961, he was hired by us as an office assistant. In 1982 he was appointed as a Departmental Director and in 1984 he became a Deputy Managing Director. In 1988 Mr. Tenerello was made a Managing Director and in 1998 he became a Vice-President. He also serves on the boards of directors of several companies of our group. He has served as President and Officer of Banco de Crédito Real de Minas Gerais S.A. since April 1998 and of Banco Baneb S.A. since June 1999. Since March 2002 he has been a member of the Diretoria Executiva of FEBRABAN — Federação Brasileira das Associações de Bancos and of FENABAN — Federação Nacional dos Bancários. Since April 2002 he has served as Chairman of CIBRASEC, having previously served as Vice-President. He has also served as Vice-President of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP) since March 2002, an office he previously occupied from 1992 to 1999. He has been a member of the Board of Directors of CETIP — Central de Custódia e de Liquidação Financeira de Títulos since March 2002.

Laércio Albino Cezar, Vice-President: 57 years old; accountant. On April 1, 1960, Mr. Cezar was hired by us as office assistant. In 1982 he was named as a Departmental Director and in 1992 he became a Managing Director. In 1999 Mr. Cezar was named as a Vice-President. He also serves on the boards of directors of several companies of our group. He served as Executive Vice-President and Director of the Institute of Rational Organization of Labor (IDORT) of São Paulo from 1997 to 2000 and served as the First Executive Vice-President from 2000 to 2003.

Arnaldo Alves Vieira, Vice President: 55 years old. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. On October 1, 1961, he was hired by us as an office assistant. In 1985 he was named as a Regional Director; in 1992, as a Departmental Director; in 1995, as a Managing Director; and, in 1999, as a Vice President. He also serves on the boards of directors of several companies of our group. Since 1995 he has been the Vice-Chairman of VISANET.

Luiz Carlos Trabuco Cappi, Vice President: 52 years old. Mr. Cappi received a degree in philosophy from the São Paulo University of Philosophy, Science and Languages and a post-graduate degree in social psychology from the São Paulo School of Sociology and Politics. He began his professional activities at Bradesco on April 17, 1969. In 1984 he was made a Departmental Director, a position he held until 1992. At that time, he was made President of Bradesco Vida e Previdência S.A. and served in that capacity until 1998. He was then named as a Managing Director and in 1999 became a Vice President. In March 2003 he was named the Director-President of Grupo Bradesco Seguros. He also serves on the boards of directors of several companies of our group. He was the President of ANAPP, the National Association for Private Pension Plans, from August 1994 to August 2000 and a member of the managing board for ABRASCA, the Brazilian Association for Listed Companies, from July 2000 to February 2003.

Sérgio Socha, Vice President: 57 years old; secondary education. Mr. Socha began his career as an office assistant at Banco Indústria e Comércio de Santa Catarina S.A. in 1961. With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff on May 13, 1968. In 1986 he was named as a Regional Director. In 1995 he became a Departmental Director and in 1999 he became a Vice President. He also serves on the boards of directors of several companies of our group. He was an officer of BCN from December 1997 to November 1998. At that time, he became Vice President of BCN, a position he held until July 1999. He was Vice-President of ABECIP from November 1999 to March 2002 and an Effective Member of the Deliberation Council from March 2002 to November 2003.

Julio de Siqueira Carvalho de Araújo, Vice President: 49 years old; secondary education. Mr. Carvalho de Araújo was hired by BCN in March 1978 as an open market trader. In October 1989 he was named as an officer and then became a Vice President of BCN in May 1995, a position he held until August 2000. At that time he became one of our Vice Presidents. He also serves on the boards of directors of several companies of our group. Since April 2000 he has served as a member of the board of directors of CBLC and since December 2001 he has served as an Effective Member of the Board of Directors of the Bolsa de Mercadorias e Futuros—BM&F. He has been an Effective Member of the Deliberation Council of ABECIP-Associação Brasileira das Entidades de Crédito Imobiliário e Poupança since November 2003.

Milton Almicar Silva Vargas, Vice President: 47 years old. Mr. Vargas received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He was hired by Bradesco as a clerk on July 16, 1976. In 1997 he was named as a Departmental Director, in 2000 he was named as a Managing Director and in

2002 he was named as a Vice President of the Bank. In 2001 he was named as an Effective Member of the Board of Directors of ASSOBESP—Associação de Bancos no Estado de São Paulo and of FEBRABAN — Federação Brasileira das Associações de Bancos. He has served as a Vice President and Effective Member of FENABAN — Federação Nacional dos Bancos and Sindicatos of banks in the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul since March 2001, and as an Effective Member of the Fundo Garantidor de Créditos — FGC since February 2003.

José Luiz Acar Pedro, Vice-President: 51 years old. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo, SP. He was hired by Banco BCN S.A. on January 11, 1971, as an office assistant. In June 1986 he was named as a Director, in May 1996 he became an Executive Director and Vice-President of Banco BCN, and in March 1999 he became its President. In February 2003 he was made a Director and Vice-President of Banco Bradesco. He also serves on the boards of directors of several companies of our group. He has been a member of the Board of Directors of ABRASCA-Associações Brasileiras das Companhias Abertas since April 2003.

Norberto Pinto Barbedo, Vice-President: 51 years old. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He was hired by Banco BCN S.A. on January 15, 1968, as an office assistant. In October 1989 he became a Director of Banco BCN, and became a Director and Vice-President in December 1997. In February 2003 Mr. Barbedo was elected as Director and Vice-President of Banco Bradesco. He also serves on the boards of directors of several companies of our group.

Armando Trivelato Filho, Managing Director: 57 years old. Mr. Filho received a degree in civil engineering from Minas Gerais University. He entered Bradesco S.A. Crédito Imobiliário as an engineer on June 1, 1973 and joined Banco Bradesco on May 1, 1977. In 1988 he was named as a Departmental Director; in 1998 he became a Deputy Managing Director and in 1999 a Managing Director.

Carlos Alberto Rodrigues Guilherme, Managing Director: 60 years old. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He was hired by us as an office assistant on December 1, 1957. In 1986 he was named as a Departmental Director; in 1998 he became a Deputy Managing Director and in 1999 a Managing Director.

José Alcides Munhoz, Managing Director: 55 years old; secondary education. Mr. Munhoz was hired by us as a clerk on October 7, 1970. In 1989 he was named as a Regional Director; in 1995 he became Departmental Director; in 1998, a Deputy Managing Director; and in 1999, a Managing Director.

José Guilherme Lembi de Faria, Managing Director: 58 years old. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career at Banco Mineiro do Oeste S.A. as an attorney in 1967. In 1973, he joined our staff. From 1981 to 1993 he was General Manager of our New York Branch. In 1993 he became a Regional Director; in 1995 a Departmental Director; in 1998 a Deputy Managing Director; and in 1999 a Managing Director.

Luiz Pasteur Vasconcellos Machado, Managing Director: 55 years old. Mr. Machado received a law degree from the United Metropolitan Colleges — FMU. He was hired by us as an office assistant on June 1, 1962. In 1986 he was named as a Regional Director; in 1992, as a Departmental Director; in 1998, as a Deputy Managing Director; and in 1999 as a Managing Director. He has been a member of the Board of Directors of Visanet since 1998.

Milton Matsumoto, Managing Director: 58 years old. Mr. Matsumoto received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He was hired by us as an office assistant on September 1, 1957. He served as an Officer of Bradesco Corretora from 1984 to 1985. In 1985, he was named as a Departmental Director of Banco Bradesco. He became a Deputy Managing Director in 1998 and a Managing Director in 1999.

Cristiano Queiroz Belfort, Managing Director: 48 years old. Mr. Belfort received a degree in economics. He was hired by BCN as a Deputy Managing Director on April 22, 1996. He served as an Officer of Banco Bradesco from August 1997 to March 2000, when he was named as a Managing Director of Banco Bradesco.

Sérgio de Oliveira, Managing Director: 54 years old. Mr. de Oliveira received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He was hired by Bradesco as a clerk on April 15, 1970. On March 1985 he was made a Director of Bradesco Corretora. He then served as a Director and President of Bradesco Corretora from July 1997 to March 2000. At that time he was named as a Managing Director of Banco Bradesco. He has been Vice President and Director of ANBID since August 2000, a member of the Consulting Board of ADEVAL — Associação das Empresas Distribuidores de Valores since August 1999, and an Alternate Member of the Managing Board of ABRASCA — Associação Brasileira das Companhias Abertas since April 2001.

Odair Afonso Rebelato, Managing Director: 58 years old; secondary education. Mr. Rebelato was hired by us as an office assistant on August 1, 1960. In 1989 he was named as a Regional Director; in 1998 as a Departmental Director; and in 2001 as a Managing Director.

Aurélio Conrado Boni, Managing Director: 52 years old; secondary education. He was hired on February 1, 1971, as a data processing technician. In 1997 he was appointed as a Departmental Director and in 2001 as a Managing Director.

Domingos Figueiredo de Abreu, Managing Director: 45 years old. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO — FEAO. He was hired on December 2, 1981, as an analyst. From 1997 to 2001 he served as an Officer at BCN. In 2001 he was appointed as a Departmental Director and in 2002 as a Managing Officer.

Paulo Eduardo D’Avila Isola, Managing Director: 48 years old. Mr. Isola received a business administration degree from Brás Cubas College, São Paulo, SP. He was hired by Continental Promotora de Vendas, now called Finasa Promotora de Vendas, in July 1997, as a Director. In March 2002 he became Executive Managing Director of Banco BCN S.A. and in February 2003 he became Executive Managing Director of Banco Bradesco.

Ademir Cossiello, Managing Director: 48 years old. Mr. Cossiello received a degree in economics from Faculdades Padre Anchieta. We hired him in October 10, 1973 as a clerk. In January 1995 he was appointed as a Regional Director. From March 1998 to September 1999 he served as a Departmental Director, and in June 2003 he became a Managing Director. He was an Executive Officer and Managing Director at Banco Baneb S.A. from June 1999 to October 2001. He also participates in the management of the other companies of the group. He was a member of the Deliberative Council of the Commerce Association of São Paulo from February to September 1999 and presently he is a Managing Director, a position that he has held since August 2003.

Compensation

At the annual shareholders assembly, our shareholders establish the maximum aggregate compensation of the members of our Board of Directors and Board of Executive Officers for the ensuing year. In 2003, our shareholders set the maximum aggregate compensation for our Directors, and Executive Officers at:

  R$13.5 million per year for our Board of Directors as a group;

  R$41.5 million per year for the Diretoria Executiva as a group;

  R$51.5 million per year for our departmental directors as a group; and

  R$23.5 million per year for our regional directors as a group.

In 2003, our directors and executive officers, received aggregate compensation of R$110.4 million for their work for us, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. We do not attribute any particular portion of their compensation to their service on the Board of Directors or Board of Executive Officers. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

Our directors and executive officers are eligible to participate in the same complementary retirement pension plans available to all our employees. In 2003, we contributed R$174 million to pension plans on behalf of our directors and executive officers.

Board Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms; the directors can be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

To become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years and be less than 65 years old at the time of appointment. There are 38 departmental directors and 11 regional directors on the Board of Executive Officers. The departmental and regional directors direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a departmental or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than 62 years old, in the case of departmental directors, or 60 years old, in the case of regional directors, at the time of appointment. Our Board of Directors may waive the fulfillment of the period of employment requirement with respect to up to 25% of our Managing Officers and Regional Directors, with the exception that the requirement cannot be waived with respect to persons appointed as President or Vice-President. The members of our Board of Executive Officers are required to work exclusively for us, unless our Board of Directors grants an exception.

Members of our Board of Directors are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

Fiscal Council

Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, which is an independent corporate body, with general monitoring and supervision powers as set forth in the Brazilian Corporate Law. Our bylaws provide for a fiscal council and specify that, if our shareholders convene a fiscal council, it shall have from three to five members.

Our fiscal council has three members (Oswaldo de Moura Silveira, Ricardo Abecassis Espírito Santo Silva and Sócrates Fonseca Guimarães) and three alternates (Frederico dos Reis de Arrochela Alegria, Nelson Lopes de Oliveira and Jorge Tadeu Pinto de Figueiredo), all of whom were appointed when the fiscal council was formed on March 10, 2003 and all of whom were re-elected on March 10, 2004. Each member’s appointment will expire in March 2005. In accordance with the Brazilian Corporate Law adopted in Brazil, our fiscal council has the right and obligation to, among other things:

  through any of its members, supervise the actions of our managers and to verify their fulfillment of their duties;

  review and issue opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports;

  opine on any management proposals to be submitted to the shareholders’ meeting related to:

    changes in our share capital,

  issuances of debentures or rights offerings entitling the holder to subscribe for equity,

  investment plans and capital expenditure budgets,

  distributions of dividends, and

  transformations of our corporate form and corporate restructurings-- that is, mergers and spin offs;

  inform our management of any error, fraud, or felony it discovers and suggest measures management should take in order to protect our best interests, and, if our management fails to take these necessary steps, to inform the shareholders’ assembly; and

  call general shareholders’ assemblies if management delays the general shareholders’ assembly for more than one month and call special shareholders’ meetings in case of material or important matters.

Board Committees

At an extraordinary shareholders meeting held on December 17, 2003, our shareholders created three new board committees: an audit committee, an internal control and compliance committee, and a compensation committees.

Audit Committee

Pursuant to our by-laws and, beginning in July 2004, Central Bank requirements, our audit committee has three to five members, each of whom serves a term of one year. Members are appointed by, and may be re-appointed or replaced by, the Board of Directors. The current members of the committee are Dorival Antonio Bianchi, Paulo Roberto Simões da Cunha and Yves Louis Jacques Lejeune. Of the members, only Mr. Bianchi is a member of our Board of Directors.

The responsibilities of the audit committee include:

  establishing its own rules of operation;

  recommending to the Board of Directors which outside firm should be hired to provide independent audit services and the amount of compensation such firm should receive;

  reviewing financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports;

  establishing policies and procedures for responding to any reports or allegations of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;

  evaluating the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;

  meeting with the Directors and both the independent and the internal auditors at least quarterly;
  assessing the Board of Directors' responsiveness to any recommendations made by the independent or internal auditors;
  advising the Board of Directors regarding any conflicts between the external auditors and the Board of Executive Officers;

  recommending policies, practices and procedures for improving the performance of the Board of Directors; and
  following up on its recommendations and requests for information, including confirmation that its recommendations and reports are memorialized in our records.

Our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Internal Control and Compliance Committee

The internal control and compliance committee has three to six members, each with a term of one year. Members are appointed by, and may be replaced by, the Board of Directors. All committee members must be on the Board of Directors and Diretoria Executiva.

The committee’s primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

Compensation Committee

The compensation committee has three to five members, all of whom are members of the Board of Directors, and each of whom serves a term of one year. Members are appointed by, and may be re-appointed or replaced by, the Board of Directors.

The committee’s primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board.

Employees

At December 31, 2003, we had 75,781 employees (of which 59,430 were employed by Bank Bradesco and 16,351 were employed by our subsidiaries), as compared to 74,393 employees at December 31, 2002 and 65,713 employees at December 31, 2001.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,

	2001	2002	2003

Total number of employees	65,713	74,393	75,781
Number by category of activity
Banking
Bradesco	51,633	53,732	59,430
BCN	5,857	6,105	5,203
Banco Mercantil	--	3,970	--
Insurance activities	5,677	6,056	5,944
Pension plan activity	1,112	1,420	1,527
Other categories	1,434	3,110	3,677
Number by geographic location
Cidade de Deus, Osasco	7,398	8,510	9,535
Alphaville, Barueri	1,065	1,068	1,238
São Paulo	14,754	17,739	16,630
Other locations in Brazil	42,420	46,976	48,282
International	76	100	96

The acquisition of Banco Cidade, BEA, Banco Mercantil, Scopus Tecnologia and BBV Banco was the primary factor in the 15% growth in the number of our employees between 2001 and 2003. The expansion of our branch network and call center also contributed to the increase.

Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 31,316 part-time employees and 44,465 full-time employees as of December 31, 2003, compared to 39,147 part-time and 35,246 full-time employees as of December 31, 2002 and 38,113 part-time and 27,600 full-time employees as of December 31, 2001.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including middle management and senior positions. We also hire laterally from the marketplace, but to a lesser extent.

At December 31, 2003, approximately 58% of our employees were associated with one of the labor unions which represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past three years. We are a party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include a Bradesco Saúde health plan which permits beneficiaries to choose their doctors, hospitals and dentists throughout the country, supplementary retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. These benefits apply regardless of the employee’s position. Currently, 25% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

We also offer professional training to our employees. In 2003, we invested approximately R$57.0 million in training and skills improvement courses for 414,314 participants. In 2002 we invested approximately R$49.0 million in courses for 376,117 participants. Our professional training department prepares and delivers personnel training courses in operating, technical and behavioral areas.

Share Ownership

As of December 31, 2003, the members of our Board of Directors and Diretoria Executiva indirectly held 3.71% of our voting capital and 1.87% of our total capital stock, in the aggregate, through a company called Elo Participações S.A., which we call Elo Participações. They did not hold any preferred shares through Elo Participações. In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2003, each of our directors and senior managers individually owned, directly and indirectly, less than 1% of any class of our shares.

PRINCIPAL SHAREHOLDERS

We are a publicly held corporation with 79,836,526 common shares and 78,693,936 preferred shares outstanding on December 31, 2003, all of which are nominative and book-entry shares with no par value. The amount of common and preferred shares we have outstanding reflects a reverse split of our shares which was approved by our Board of Directors in December 2003 and approved by our shareholders in March 2004. For information on shareholders’ rights and our dividend distributions, see “Selected Financial Information”.

The following chart illustrates our capital ownership structure as of December 31, 2003:

As illustrated, a holding company, Cidade de Deus Participações, directly owns 47.72% of our voting capital and 24.04% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus”. Nova Cidade de Deus is largely owned by Fundação Bradesco and Elo Participações. Other than the 1999 share acquisitions by Elo Participações and the 2003 share acquisitions by BBVA, which are described below, to the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2003, reflecting the reverse split of our shares at a 10,000:1 Share ratio approved by our board of directors on December 17, 2003. To the best of our knowledge, only those shareholders mentioned in the table below directly hold five percent or more of each class of our securities with voting rights.

Shareholder	Number of common shares	Percentage of common shares	Number of preferred shares	Percentage of preferred shares	Total number of shares	Percentage of total shares

*(in thousands, except percentages)
Cidade de Deus Participacoes	38,100,432	47.72	10,380	0.01%	38,110,812	24.04%
Fundacao Bradesco(1)	12,896,216	16.15	1,896,539	2.41	14,792,755	9.33
Banco Bilbao Vizcaya Argentaria	3,994,700	5.00	3,934,697	5.00	7,929,397	5.00
Board of Directors:
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Dorival Antonio Bianchi	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Junior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez Valente	(*)	(*)	(*)	(*)	(*)	(*)
José Fonollosa García	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espirito Santo Silva Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	757,520	0.95%	766,715	0.97	1,524,235	0.96%
Members of the Diretoria Executiva:
Décio Tenerello	(*)	(*)	(*)	(*)	(*)	(*)
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Milton Almicar Silva Vargas	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Cristiano Queiroz Belfort	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Eduardo D'Avila Isola	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Total Diretoria Executiva	40,123	0.06	79,806	0.10	119,929	0.08
Subtotal	55,788,991	69.88	6,688,137	8.50	62,477,128	39.41

Other shareholders	24,047,535	30.12	72,005,799	91.50	96,053,334	60.59

Total	79,836,526	100.00%	78,693,936	100.00%	158,530,462	100.00%

_______________________________
(1)	Also indirectly owns, through its interest in Cidade de Deus Participacoes and Nova Cidade de Deus, 30.70% of our common shares and 15.47% of our total shares.
*

None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See "Principal Shareholders--Share Ownership" for more information.

The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common and preferred shares, except that pursuant to the June 9, 2003 Shareholders’ Agreement, BBVA has the right to name one member of our board of directors. For more information, see “Business—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco”.

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that was organized in 1946 in order to hold investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 43.17% of its common and total shares, Fundação Bradesco, with 32.69% of its common and total shares, and the Aguiar family, with 24.14% of its common and total shares as of December 31, 2003. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that was organized in 1976 in order to hold investments in other companies, particularly those that directly or indirectly own our voting capital. As of December 31, 2003 the company directly owned 0.77% of our common shares, 0.39% of our total shares, and indirectly owned, through its participation in Cidade de Deus Participações, 20.60% of our common shares and 10.38% of our total shares.

The stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

  members of our Diretoria Executiva;

  former members of our Diretoria Executiva who have become members of our Board of Directors;

  former members of our Diretoria Executiva who have become members of the board of directors of one or more of our subsidiaries; and

  companies in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus’ Class “A” common shares is limited to the persons entitled to own Class B common shares and any commercial or civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

The Aguiar Family

As of December 31, 2003, three members of the Aguiar family, along with the estate of Mr. Amador Aguiar, indirectly owned, by way of their participation in Cidade de Deus Participações, 11.52% of our common shares and 5.80% of our total shares. In addition, the same parties directly held a total of 1.12% of our common shares, 0.96% of our preferred shares and 1.04% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.0% of our voting shares.

Fundação Bradesco

As of December 31, 2003, Fundação Bradesco, directly and indirectly through its participation in Cidade de Deus Participações and Nova Cidade de Deus, owned 46.85% of our common shares, 2.42% of our preferred shares, and 24.80% of our total shares. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus

Participações, serve as members of the board of trustees of Fundação Bradesco, known as the “Mesa Regedora”. They receive no compensation for their service on the Mesa Regedora.

Fundação Bradesco, the center of our charitable activities, was founded in 1956 to invest in the development and education of children and adults in Brazil. It now has activities throughout Brazil, providing educational support to children, adolescents and adults, especially those with the greatest needs.

In 2003, Fundação Bradesco offered free education to more than 105,000 students through its 39 schools, which are found in all the Brazilian states and the federal district. Its programs include adult education and professional skills development courses. The more than 49,000 elementary, high school and technical training students sponsored by Fundação Bradesco also receive in-school meals, uniforms, school supplies and free medical and dental care. During the last six years, the annual pass rate for students in the Fundação schools was 95.95%. On March 16, 2004, the fortieth school in the network opened outside of Osasco in the state of São Paulo, with a capacity of 2,000 students.

Fundação Bradesco, in partnership with Organizações Globo, a Brazilian media group, is a co-sponsor of the first privately-sponsored educational television channel in Brazil, which is called “Futura, Canal do Conhecimento,” and which has 20 million viewers. It also participates in an approximately 9,800 student-per-year literacy program for teenagers and adults in the north and northeast regions of Brazil called “Programa de Alfabetização Solidária”.

Fundação Bradesco’s activities are funded exclusively by resources derived from donations we and our affiliates make. See “—Related Party and Subsidiary Transactions—Other Matters”.

Elo Participações

Elo Participações indirectly owned, through its participation in Nova Cidade de Deus, approximately 5.33% of our common shares and 2.68% of our total shares at December 31, 2003. Elo Participações is a holding company that was organized in 1998 to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo Participações acquired from various of our shareholders, who were not principal shareholders of ours, an indirect 5.51% interest in our voting capital. Only members of the Board of Directors or the Diretoria Executiva and certain qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo Participações. However, only the members of the Board of Directors and Diretoria Executiva may own voting shares. Most of our board members and executive officers own shares in Elo Participações.

BBVA

BBVA is a global financial group headquartered in Bilbao, Spain. As of December 31, 2003, BBVA directly owned 5.00% of our common shares and 5.00% of our total shares. Pursuant to our acquisition of BBV Banco in June 2003, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630 million. Subsequently, BBVA increased its percentage ownership through purchases of our shares on BOVESPA.

BBVA offers retail, wholesale and investment banking services, asset management services and insurance, among other activities. As of December 31, 2003, Chase Nominees Ltd. held 5.25% of BBVA’s capital. To our knowledge, there are no other significant individual holdings in BBVA’s share capital and no persons exercising substantial control.

Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative. BBVA also has the right to put some or all of its shares to Fundação Bradesco and Cidade de Deus Participações during the seven years following its acquisition of our shares. For more information regarding the Agreement, see “Business—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco”.

Others

Direct public holdings represented 31.13% of our voting capital at December 31, 2003 (including equity participations of 1.21% held by The UFJ Bank Limited and 3.56% held by Banco Espírito Santo) and 92.58% of our preferred shares. Direct and indirect participation by the public in our common and preferred shares represented an effective interest of 61.63% of our capital stock at December 31, 2003.

At December 31, 2003, 16.88% of our preferred shares and 0.30% of our common shares were held by 401 foreign investors registered with the Companhia Brasileira de Liquidações e Custódia, known as “CBLC”. At the same date, our ADSs represented 12.06% of our preferred shares.

Amendment to Brazilian Corporate Law

Brazilian Corporate Law was revised effective March 1, 2002, in several important ways, including to broaden the rights of minority shareholders like the holders of our preferred shares. The enacted legislation includes provisions that:

  obligate our controlling shareholder to make a tender offer for our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares;

  authorize us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholder increases its participation in our total capital stock to more than 95%;

  make acquisition of control of publicly held companies contingent on tender offers for all outstanding common shares at a price equivalent to 80% of the price per share paid for the controlling block;

  give dissenting holders of our common shares the right of withdrawal in the event of a spin-off (cisão) that results in, among other things, a reduction of the mandatory annual dividend;

  provide those shareholders which are not controlling shareholders but which have held, for at least the prior three months, either (1) preferred shares representing at least 10% of our share capital, or (2) common shares representing at least 15% of our voting capital shares, the right to appoint one member and an alternate to our Board of Directors. If no shareholders meet the thresholds, shareholders representing at least 10% of our share capital would be able to combine their holdings to appoint one member and an alternate to our Board of Directors. This right will come into effect as of the 2005 Shareholders’ Meeting. Until then, preferred shareholders whose shares represent at least 10% of our share capital and minority common shareholders whose shares represent at least 15% of our voting capital (or if no shareholders meet these thresholds, shareholders representing at least 10% of our share capital) will be entitled to appoint one member and an alternate to our Board of Directors from a list of three candidates chosen by our controlling shareholder;

  give the members of our Board of Directors appointed by our preferred shareholders or our minority common shareholders veto rights over the appointment or removal of our independent auditors;

  require controlling shareholders and shareholders that appoint members of our management, Board of Directors or Board of Executive Officers to immediately file a statement of any change in their shareholdings; and

  prohibit the use of material non-public information by any person for his or her own benefit or for the benefit of third parties.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

Under Brazilian law, financial institutions may not grant loans or advances to:

  any individual or entity that controls the institution or any entity under common control with the institution, or any executive officer, director or member of the fiscal council of any such entity or the immediate family members of such individuals;

  any person controlled by the institution; or

  any person in which the institution directly or indirectly holds 10% or more of the capital stock or which directly or indirectly holds more than 10% of the institution’s capital stock.

Accordingly, we have not made any loans or advances to any of our non-financial affiliates, executive officers, board members or their family members. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. For further details on restrictions on the operations of financial institutions, see “Regulation and Supervision—Bank Regulations—Principal Limitations and Restrictions on Activities of Financial Institutions”.

Distribution of Products in our Branches

All of our business units and subsidiaries, including Bradesco BCN Leasing, Bradesco Consórcios, Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Capitalização, use our branch network as a distribution channel for the sale of insurance, pension funds, certificated savings plans and other products, leases and services. We record all costs related to the branch network in our financial statements.

For further discussion of the use of our branches by our business units and subsidiaries for distribution, see “Business—Distribution Channels—Branch System”.

Other Matters

We regularly contribute to our shareholder Fundação Bradesco, a charitable foundation. These donations are made voluntarily. Our donations to Fundação Bradesco totaled R$62.0 million in 2003, R$67.0 million in 2002 and R$7.0 million in 2001. For additional information about Fundação Bradesco, see “Principal Shareholders—Fundação Bradesco” and note 27 to our consolidated financial statements.

UFJ Bank owns 1.22% of our total equity, BES owns 3.14% of our total equity, and BBVA owns 5.0% of our total capital, and they provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions which we engage in with other, unrelated entities.

REGULATION AND SUPERVISION

Principal Financial Institutions

As of December 31, 2003, 14 public sector commercial and multiple-service banks controlled by federal and state governments and 149 commercial and multiple-service banks owned by the private sector operated in Brazil. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

Public Sector Financial Institutions

The Brazilian federal and state governments control various commercial banks and financial institutions. The primary purpose of these institutions is to foster economic development. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and are the major lenders of government funds to industry and agriculture. In the last seven years several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups.

The primary government-controlled banks include:

  Banco do Brasil, a federal government-controlled bank which provides a full range of banking products to the public and private sectors. Banco do Brasil is the largest multiple-service bank in Brazil and the primary financial agent of the federal government;

  BNDES, a development bank wholly owned by the federal government which provides medium- and long-term financing to the Brazilian private sector. BNDES’ activities include managing the federal government’s privatization program; and

  Caixa Econômica Federal, a multiple-service bank wholly owned by the federal government which acts as the principal agent of the government-regulated system for providing housing financing. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing financing.

Private Sector Financial Institutions

As of December 31, 2003, private sector financial institutions operating in the Brazilian financial sector included:

  149 commercial and multiple service banks providing a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance;

  23 investment banks engaged primarily in specialized credit operations and securities underwriting and trading; and

  45 consumer credit companies, 145 securities dealerships, 189 brokerage companies, 57 leasing companies, 4,660 investment funds and mutual funds and 18 savings associations and real estate credit companies.

The 149 commercial and multiple-service banks operating in Brazil on December 31, 2003 included 68 banks controlled by Brazilian individuals and entities, 53 banks controlled by non-Brazilian persons and entities, and 28 which were jointly controlled by Brazilian and foreign persons and entities.

Principal Regulatory Agencies

The basic institutional framework of the Brazilian financial system was established in 1964 by Law No. 4,595, known as the “Banking Reform Law”. The Banking Reform Law created the Central Bank and the CMN, the National Monetary Council.

The CMN

The CMN, the highest authority responsible for Brazilian monetary and financial policy, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is charged with:

  regulating credit operations engaged in by Brazilian financial institutions;

  regulating the issuance of Brazilian currency;

  supervising Brazil’s reserves of gold and foreign exchange;

  determining Brazilian saving, foreign exchange and investment policies; and

  regulating the Brazilian capital markets.

The Central Bank

The Central Bank is responsible for:

  implementing the currency and credit policies established by the CMN;

  regulating and supervising public- and private-sector Brazilian financial institutions;

  controlling and monitoring the flow of foreign currency to and from Brazil; and

  overseeing the Brazilian financial markets.

The president of the Central Bank is appointed by the president of Brazil for an indefinite term of office subject to approval by the Brazilian senate.

The Central Bank supervises financial institutions by:

  setting minimum capital requirements, compulsory reserve requirements and operational limits;

  having the power to authorize corporate documents, capital increases, establishments or transfers of principal places of business or branches (whether in Brazil or abroad);

  having the power to authorize shareholder changes of control of financial institutions;

  requiring the submission of annual and semi-annual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

  requiring full disclosure of credit and foreign exchange transactions, import and export transactions and other related economic activities on a daily basis.

The CVM

The CVM, the Brazilian Securities Commission, is responsible for regulating the Brazilian securities markets in accordance with the securities and exchange policies established by the CMN.

In late 2001 the authority to regulate and supervise mutual funds (originally regulated and monitored by the Central Bank) was transferred to the CVM. Measures are being adopted to carry out this transfer of power , as described in “—Asset Management Regulation”

Bank Regulations

Principal Limitations and Restrictions on Activities of Financial Institutions

Under the Banking Reform Law, a financial institution operating in Brazil:

  may not operate without the prior approval of the Central Bank and, in the case of foreign banks, authorization by presidential decree;

  may not invest in the equity of any other company above the regulatory limits;

  may not lend more than 25% of its adjusted net worth to any single person or group;

  may not own real estate, except for its own use; and

  may not extend credits to or guarantee transactions of:

    any individual that controls the institution or holds, directly or indirectly, more than 10% of its share capital;

    any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council of such entity, or any immediate family member of such individuals;

    any entity that, directly or indirectly, holds more than 10% of its shares (with some exceptions);

    any entity that it controls or of which it directly or indirectly holds more than 10% of the share capital;

    any entity whose board of executive officers is made up of the same or substantially the same members as its own executive committee; or

    its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10% of the share capital;

The restrictions with respect to transactions with related parties do not apply to transactions entered into by financial institutions in the interbank market.

Capital Adequacy and Leverage

Brazilian financial institutions are subject to a capital measurement and standards methodology based on a weighted risk asset ratio. The framework of such methodology is similar to the international framework for minimum capital measurements as adopted in the Basel Accord. The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I capital. Tier

I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations. Tier II capital is limited to the amount of Tier I capital.

The requirements imposed by the Central Bank differ from the Basel Accord in a few respects. Among other differences, the Central Bank:

(a)     requires minimum capital of 11% of risk-weighted assets;

(b)     does not permit contingency reserves to be considered as capital;

(c)     imposes a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank;

(d)     requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap transactions as well as with respect to certain credit transactions utilizing third party resources; and

(e)     assigns different risk weights to certain assets and credit conversion amounts, including a risk weighting of 300% on tax credits relating to income and social contribution taxes

For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Compliance”.

The adjusted net worth of a financial institution is represented by the sum of its Tier I and Tier II capital, and is utilized in determining its operational limits (except limitations on permanent assets).

Financial institutions, excepting credit unions, must keep consolidated accounting registers (including for purposes of calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or with partners, a controlling participation in such companies. When their participation does not result in control of a company, financial institutions can opt to account for the holding as equity in earnings of unconsolidated companies instead of consolidation.

Under certain conditions and within certain limits, financial institutions are able to include subordinated debt in the determination of their capital requirements for purposes of calculating their operational limits, provided that such subordinated debt complies with the following:

  it must be previously approved by the Central Bank;

  it cannot be secured or guaranteed by the issuer or any of its related parties;

  its payment must be subordinated to the payment of other liabilities of the issuer in case of dissolution;

  it cannot be redeemed by action of the holder;

  it must have a clause allowing postponement of the payment of interest or redemption in case they would cause the issuer to fail to comply with minimum levels of adjusted net worth or other operational requirements;

  it must be nominative;

  when issued abroad, it must contain a clause of choice of venue; and

  it must have a minimum term of five years before redemption or amortization.

Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or unconsolidated basis.

Reserve Requirements

The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank. For a summary of the current compulsory reserve requirements applicable for demand deposits, savings deposits, and time deposits, see “Business—Funding—Deposit-taking Activities”.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30% of its adjusted net worth. In addition, if its exposure is greater than 5% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 50% of the exposure.

In the past the Central Bank has imposed on other types of transactions certain compulsory deposit requirements that are no longer in effect, and could reimpose these requirements or impose similar restrictions in the future. For more information on Central Bank restrictions, see “Risk Factors—Risks Relating to Bradesco and the Brazilian Banking Industry”.

In June 2003, the government promulgated a provisional measure, which later became law, that requires that banks direct a portion of their cash deposits to credit transactions that benefit the low-income population and small companies. The relevant CMN regulations mandate that these credit transactions have the following characteristics:

  the maximum amount per transaction loaned to any borrower is limited to R$600 for individuals and R$1,000 for small companies;

  the effective maximum interest rate cannot exceed 2% per month;

  the commission for providing the credit is limited to 2% in the case of transactions with individuals and 4% in the case of transactions with companies; and

  the term of the transactions cannot be less than 120 days.

Asset Composition Requirements

Brazilian financial institutions may not allocate more than 25% of their adjusted net worth to loans (including guarantees) with the same client (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25% of their adjusted net worth.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50% of the their adjusted net worth.

Repurchase Transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted net worth. Within that limit, repurchase operations involving private securities may not exceed twice the amount of adjusted net worth. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

On-lending of Funds Borrowed Abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities) in order to on-lend such funds in Brazil. These on-lendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar. The terms of the on-lending must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction the financial institution may only charge an on-lending commission.

Foreign Currency Position

Transactions in Brazil involving the sale and purchase of foreign currency may only be conducted by institutions authorized by the Central Bank to operate in the foreign exchange market. For purposes of the exchange control regulations, the Brazilian foreign exchange market is divided into two segments, the commercial rate exchange market, which we call the “Commercial Market,” and the floating rate exchange market, which we call the “Floating Market”. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require registration with the Central Bank. The Floating Market applies to all transactions to which the Commercial Market does not apply. Only banks, brokers, dealers and the Central Bank have access to the Commercial Market, whereas the Floating Market is open to all institutions authorized by the Central Bank. Since 1997, the difference between the exchange rates in these two markets has not been significant.

The Central Bank currently does not impose limits on the commercial and floating rate exchange combined long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of institutions authorized to operate in foreign exchange markets. Banks may hold combined short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) in the commercial and floating rate exchange markets up to a certain proportion of the amount of their adjusted shareholders’ equity. If a bank’s combined long position in the commercial and floating-rate exchange markets is more than US$6.0 million on any given day, then the bank is required to deposit the excess amount with the Central Bank.

Interest Rates

As promulgated in 1988, the Brazilian Constitution established a 12% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian congress did not adopt the necessary implementing legislation. In May 2003, the relevant article was revoked pursuant to a constitutional amendment.

Treatment of Overdue Debts

Financial institutions are required to classify their loans into nine categories, ranging from AA to H, on the basis of their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

  the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

  the conditions of the transaction, such as its nature and purpose, the sufficiency of the collateral, the level of liquidity and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Our Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

Loans the collection of which is doubtful are classified as follows, based on the percentage of expected loss:
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A loan may be upgraded if it has a credit support or downgraded if in default.

In the case of transactions with individuals, we have a similar nine-category ranking system. We grade the credit based on data including the individual’s income, net worth and credit history (as well as other personal data).

Financial institutions must make monthly loan loss provisions to match contingencies. In general, banks review the loan classifications annually. However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate amount exceeds 5.0% of the financial institution’s adjusted net worth. If a loan becomes past due it is reviewed monthly.

For past due loans, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due(1)	Maximum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
_________________
(1)	The period should be doubled in the case of loans with maturity in excess of 36 months.

Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and if so, they must adjust their provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision

AA	--
A	0.5%
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0%
______________________
(1)	Banks must write off any loan 6 months after they are initially classified as H.

Loans of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the delay in payments criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They also have to submit to the Central Bank information relating to their loan portfolio, along with their financial statements. Such information must include:

  a breakdown of lending activities and the nature of the borrowers;

  maturities of their loans;

  amounts of rolled-over, written-off and recovered loans;

  loan portfolio diversification in accordance with the loan classification; and

  overdue loans.

Pre-2000 Regulations and Policies

The current system of classification of loans into nine risk categories entered into effect in March 2000. Prior to March 2000, the Central Bank required all Brazilian banks to classify non-performing loans as either in arrears or defaulted. Loans in arrears were loans on which payment of principal or interest was more than 60 days overdue. When a loan was classified as in arrears, we were required to provide for 20% of the loan amount as a provision for potential loss if the loan was fully secured by collateral, 50% if the loan was partially secured by collateral and 100% if the loan was not secured. Defaulted loans were loans which were at least 360 days past due if fully secured by collateral, 180 days past due if they were partly secured by collateral or 60 days past due if the loan was not secured. Depending on the value and type of security, loans may have been deemed to be in default at an earlier date. When a loan moved into the defaulted category, we were required to make a provision of 100% of the loan amount. Loans entered into by financial institutions with the public-sector borrowers were considered to be in default 60 days after falling into arrears. We were required to make a 100% provision for export financings 20 days (in case of pre-export financing) and 30 days (in case of post-shipment financing) after the financing became overdue.

Our internal policies were in fact more stringent, since we considered any loan as non-performing if it was 60 days overdue.

During the period when a loan was due and unpaid, we only recognized interest as income for the first 60 days it was in arrears and, thereafter, when actually received.

Brazilian Clearing System

The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. The 2001 regulation is intended to increase the responsiveness of the system through the adoption of multilateral settlement and the safety and soundness of the system by reducing the risk of systemic default and the credit risk and liquidity of financial institutions.

The systems comprising the Brazilian clearing system are responsible for creating safety mechanisms and rules for controlling risks and contingencies, for loss sharing among market participants and for direct execution of participants’ positions, performance of their agreements and foreclosure of collateral held under custody. In addition, clearing houses and settlement services providers that are considered important to the system are obligated to set aside a portion of their assets as an additional guarantee for the settlement of transactions.

Under the new rules, responsibility for the settlement of a transaction is assigned to the clearing houses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement services provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions chartered by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

  maintain and document criteria for measuring liquidity risks and mechanisms for managing them;

  analyze economic and financial data to evaluate the impact of different market scenarios on the institution’s liquidity and cash flow;

  prepare reports to enable the institution to monitor liquidity risks;

  identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;

  adopt system controls and testing them periodically;

  promptly provide to the institution’s management available information and analysis regarding any liquidity risk identified, including any conclusions or remedies adopted; and

  develop contingency plans for handling liquidity crisis situations.

Financial institutions were directly affected by a restructuring of the Brazilian system of payments. Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 can be covered by checks only if an additional bank fee is paid. Such amounts may be covered by direct electronic transfers between institutions without being subject to an additional fee.

After a period of tests and gradual implementation, the new Brazilian clearing system entered into operation in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Intervention in and Administrative Liquidation of Financial Institutions

Intervention

The Central Bank will intervene in the operations and the management of any financial institution not controlled by the federal government if the institution:

  suffers losses due to bad management which puts creditors at risk;

  has recurrent violations of banking regulations; or

  is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management.

Intervention may not exceed twelve months. During the intervention period, the institution’s liabilities for overdue obligations, for obligations contracted prior to the intervention which have not yet matured, and for deposits are suspended.

Administrative Liquidation

The Central Bank will liquidate a financial institution if:

  the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

  management makes a serious violation of banking laws, regulations or rulings;

  the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; or

  if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or if initiated, the Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

As a consequence of administrative liquidation:

  potential or ongoing lawsuits asserting claims over the assets of the institution are suspended;

  the institution’s obligations are accelerated;

  the institution may not comply with any liquidated damages clause contained in unilateral contracts;

  interest does not accrue against the institution until its liabilities are paid in full; and

  the statute of limitations with respect to the institution’s obligations is tolled.

Temporary Special Administration Regime

The temporary special administration regime, known as “RAET”, is a less severe form of Central Bank intervention in financial institutions which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution which:

  enters into recurrent operations which are against economic or financial policies set forth in federal law;

  faces a shortage of assets;

  fails to comply with the compulsory reserves rules;

  has reckless or fraudulent management; or

  has operations or circumstances which call for an intervention.

Repayment of Creditors in a Liquidation

In the liquidation of a financial institution, employees’ wage and indemnities and tax claims have the highest priority of any claims against the bankrupt estate. In November 1995, the Central Bank created the FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. The member entities of the FGC are financial institutions which take demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits.

The FGC is a deposit insurance system that guarantees a maximum amount of R$20,000 of deposit and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control:

  their activities;

  their financial, operational and management information systems; and

  their compliance with all applicable regulations.

The board of executive officers of the financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

We revised our by-laws in December 2003 to include a provision for an internal control and compliance committee, formed by members appointed by our Board of Directors.

Restrictions on Foreign Banks and Foreign Investment

The Brazilian constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign bank duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. Foreign investors without specific authorization may also acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non-voting shares.

Anti-Money Laundering Regulations and Banking Secrecy

Under Brazilian anti-money laundering law, financial institutions must:

(a) keep up-to-date records regarding their customers;

(b) maintain internal controls and records;

(c) record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

(d) keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

(e) keep records of all check transactions; and

(f) keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. The records referred to in (c), (d) and (e) must be kept for at least five years.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as the sharing of information on credit history, criminal activity and violation of bank regulations or disclosure of information authorized by interested parties. Bank secrecy may also be breached when necessary for the investigation of any illegal act.

Government and auditors from the Brazilian Internal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

Change of Independent Accounting Firm

All financial institutions must:

  be audited by an independent accounting firm; and

  replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. An accounting firm that issues an opinion on financial statements and then is replaced pursuant to this rule may be rehired three complete fiscal years after issuing its opinion.

Each independent accounting firm must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

A March 2002 amendment to the Brazilian Corporate Law gave the members of our Board of Directors that are appointed by our preferred shareholders or our minority common shareholders veto rights over the appointment or removal of our independent accounting firm. For more information regarding appointment of directors, see “Management—Board Practices” and “Principal Shareholders—Amendment to Brazilian Corporate Law”.

Auditing Requirements

Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent registered public accounting firm.

In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5% of the total fees the entity paid to the external accounting firm.

Additionally, the independent accounting firm must also declare to the audited company’s management that their providing these services does not affect the independence and objectivity that is necessary to external auditing services.

In May 2003, the CMN passed new regulations on auditing matters applicable to all Brazilian financial institutions, which were revised in late 2003 and the first semester of 2004. Under these regulations, we are required to appoint a member of our management to be responsible for the follow-up and supervision of compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this new regulation, financial institutions which have an adjusted net worth in excess of R$1.0 billion, manage third party assets of at least R$1.0 billion or have an aggregate amount of third party assets in excess of R$5.0 billion are also required to create a corporate body designated as an audit committee to be made up of at least three independent members. The number of members, the appointment and removal criteria, the term of office and the responsibilities of the audit committee must be set forth in the institutions’ bylaws. The audit committee must be fully operational by July 1, 2004. The audit committee will be responsible for recommending to management which independent accounting firm to hire, reviewing the financial statements, including the notes thereto, and the independent accounting firm’s opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent auditors, among other things. Our by-laws were revised in December 2003 to establish the audit committee. In May 2004 our Board of Directors appointed the members of the audit committee and approved its internal regulations.

After July 1, 2004, we will be required to publish a report of the audit committee along with our financial statements.

Asset Management Regulation

Asset management is regulated by the CMN, Central Bank and CVM.

“Financial Investment Funds”, which are funds that predominantly hold fixed income assets, are subject to the regulation and supervision of the CMN and the CVM. Financial Investment Funds may be managed by multiple service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies, brokerage and dealer companies within certain operational limits. CMN regulations provide that institutions must segregate their asset management activities from their other activities.

Financial Investment Funds may invest up to 49% of their assets in equity securities and interests in investment funds regulated and supervised by the CVM.

Financial Investment Funds may not:

  have more than 10% of their net worth invested in securities of a single issuer that is not a financial institution, its controlling shareholders, subsidiaries and affiliates or of a federal, state, municipality or other investment fund; or

  have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

Variable income mutual funds, which we refer to as “Variable Income Funds”, are subject to the authorization, regulation and supervision of the CVM. Variable Income Fund portfolios may include:

  fixed income securities which are registered in trading and clearance systems administered by the CVM or the Central Bank, subject to a maximum of 49.0% of net worth;

  shares of companies registered with the CVM;

  securities whose distribution has been registered with the CVM;

  debt instruments issued by the national treasury, the Central Bank or financial institutions;

  quotas of financial investment funds and investment funds abroad;

  positions in the organized derivative markets relating to contracts involving shares and interest rates;

  share loan transactions; and

  repurchase transactions.

These Variable Income Funds may not:

  have more than 10.0% of their net worth in debt securities issued by the fund manager or any related company; or

  invest in equity securities issued by the fund manager or any related party.

In addition, the Central Bank issued Circular No. 3,086, dated February 15, 2002, as amended, establishing criteria for the registration and accounting evaluation of titles, securities and financial instruments, derivatives that form financial investment funds, application funds in quotas of investment funds, individual programmed retirement funds and offshore investment funds. By Circular No. 3,086, the Central Bank ordered fund managers to mark their fixed-income securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity. As a result of this mark-to-market mechanism, the fund quotas reflect the fund’s net asset value.

In July 2002 the Central Bank and the CVM entered into an agreement to coordinate their efforts in exercising joint supervision of the financial and capital markets, jointly preparing regulations, including fund regulations that are expected to have cross-market impact, and exchanging information on activities in the financial and capital markets.

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage firms must be chartered by the Central Bank, and are the only institutions in Brazil authorized to trade on Brazil’s stock, mercantile and futures exchanges. Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe rules of conduct established by the stock exchanges and the BM&F and previously approved by the CVM. They must also select a director responsible for the observance of such rules.

Broker and dealer firms may not:

  with limited exceptions, execute operations that may be qualified as the granting of loans to their clients, including the assignment of rights;

  collect commissions from their constituents related to transactions of securities during the primary distribution;

  acquire assets which are not for their own utilization; or

  obtain loans from financial institutions, except for (a) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (b) loans the amount of which do not exceed two times the firm’s net worth.

Broker and dealer firms’ employees, managers, partners, controlling partnerships and controlled entities may negotiate securities for their own accounts only through the relevant broker and dealer firm.

Regulation of Internet and Electronic Commerce

The Brazilian congress has not enacted any specific legislation regulating electronic commerce. Accordingly it remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer or accept one through electronic messages.

The CVM approved new regulations limiting Internet brokerage activities, which may be carried out only by registered companies. Brokers’ web pages must contain detailed information about their systems, fees, security and order processing. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Regulation of Operations in Other Jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, the Bahamas and Luxembourg. The Central Bank exercises global consolidated supervision over Brazilian financial institutions’branches, subsidiaries and corporate holdings abroad and the prior approval of the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business. In all cases we are subject to supervision by local authorities.

Taxation

Tax on Financial Transactions

The Imposto Sobre Operações Financeiras, known as “IOF”, is a tax on foreign exchange, securities, credit and insurance transactions. The Minister of Finance sets the rates of the IOF tax, subject to a 25% ceiling set forth by law. The tax is withheld by the financial institution involved.

IOF may be imposed on a variety of foreign exchange transactions, including on the conversion of Brazilian currency into any foreign currency for the purposes of payment of dividends and repatriation of capital invested in our ADSs. Presently, however, the only foreign currency exchange transactions that are subject to the IOF are:

  the conversion into Brazilian currency of foreign loans with a term of less than 90 days, on which the IOF tax is levied at 5.0%; and

  foreign exchange transactions for the acquisition of goods with credit cards, in which case the rate is 2.0% of the amount of the transaction.

The IOF tax may also be levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, but only to the extent of the gain realized on the transaction and only from the date of its increase or creation.

The IOF tax is levied on all types of loan transactions, including overdraft loans, at a daily rate of 0.0041% of the amount of principal. In those loan transactions in which the principal amount is not determined prior to the transaction, in addition to the principal, the IOF tax is also levied on interest and other charges at the same rate. In any case, the IOF tax is subject to a maximum rate of 1.5% during one year.

The IOF tax is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or export credit-related transactions, the international transportation of goods, rural insurance or premiums designated to fund life insurance plans containing life coverage; or

  2% of premiums paid in the case of private health insurance; and

  7% of premiums paid in the case of other types of insurance.

IOF is also assessed on gains realized in transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of Financial Investment Funds, Variable Income Funds or investment pools. For more information on Financial Investment Funds and Variable Income Funds, see “Regulation and Supervision—Asset Management Regulation”. The maximum rate of IOF payable in such cases is 1% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

  transactions carried out by financial institution and other institutions chartered by the Central Bank as principals;

  transactions carried out by mutual funds or investment pools themselves;

  transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities; and

  redemptions of shares in equity funds.

CPMF

In October 1996, the National Congress enacted a new tax called the Provisional Contribution on Financial Transactions, the “CPMF”. In December 2003, as a consequence of the tax reforms, the Brazilian Congress approved an extension of the CPMF tax regime until December 31, 2007. The CPMF is levied at a rate of 0.38%. Despite the “temporary” nature of the collection of CPMF, its term has been systematically extended since it was created in 1996. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress.

CPMF is collected on any checking account entry relating to funds kept in the country, with certain limited exceptions, creating an incentive for clients to reduce their transactions in the financial system and to limit their use of short-term investments. Transactions carried out in the stock market are exempt from the CPMF. Financial institutions are exempted from the CPMF on financial transactions entered into in the course of their business. The CPMF rate can be modified at any time by the Brazilian government, but cannot exceed 0.38%. The government raised the CPMF rate from 0.30% to 0.38% in March 2001.

Income Tax and Social Contribution on Profits

Federal income tax includes two components, a federal income tax known as “IRPJ,” and a social contribution tax on taxable profits, which is known as the “Social Contribution Tax”. In turn, the federal income tax includes two components, a federal income tax and an additional income tax. The federal income tax is assessed at a combined rate of 25% of adjusted net income. The Social Contribution Tax is assessed at a rate of 9% of adjusted net income. Prior law provided that, as of January 1, 2003, the rate of the Social Contribution Tax would be reduced to 8%. However, in December 2002, the federal government decided to maintain the Social Contribution Tax rate at 9% indefinitely.

For further information on our income tax expense, see note 16 to our consolidated financial statements.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their net profits. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. The Brazilian entity is allowed to deduct any income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income. Reciprocal treatment between Brazil and the country where the profit or gain is obtained is required in order for this rule to apply. Effective January 1, 2002, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless such retained profits are paid or made available to the Brazilian entity before the date of its year-end balance sheet, in which case the profits are taxed at the time they are paid or become available.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity’s year-end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

Dividends arising from profits generated after January 1, 1996 are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax on the person receiving the dividend. However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called “interest on capital,” which allows corporations to deduct any interest paid to shareholders from net profits for tax purposes. Such interest is limited to the amount that would have been payable under the federal government’s long-term interest rate as determined by the Central Bank from time to time and may not exceed the greater of:

  50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made, as measured in accordance with accounting practices adopted in Brazil; or

  50% of retained earnings for the year prior to the year in respect of which the payment is made, as measured in accordance with accounting practices adopted in Brazil.

The deductibility is limited to the product of (x) the long-term interest rate disclosed by the Brazilian government, known as “TJLP,” times (y) the corporation’s net worth calculated in accordance with accounting practices adopted in Brazil. Distributions of interest on capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15%, except for payments to persons who are exempt from tax in Brazil or to persons situated in tax havens. In the latter case, payments are subject to tax at a rate of 25%. For more information on the taxation of interest on capital, see “Taxation—Brazilian Tax Considerations”.

Net deferred income tax assets include Brazilian net operating losses. Losses carried forward are available for offset during any year up to 30% of annual taxable income. No time limit is currently imposed on the application of net operating losses to offset future taxable income.

Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are generally taxed at the following rates:

  20% if the transaction is carried out on a stock exchange; or

  15% if the transaction is carried out outside of a stock exchange.

As of January 1, 2002, the 10% tax rate applicable to transactions carried out on a Brazilian stock exchange increased from 10% to 20%.

Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who reside in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (a) does not impose income tax or that imposes income tax at a rate of less than 20% or (b) a country whose corporate law establishes confidentiality regarding the shareholders of corporate entities) are subject to the same rates applicable to Brazilian holders, as described above.

Gains realized on the disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not subject to Brazilian tax if:

  the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

  the foreign investment in the preferred shares is registered under Resolution 2,689.

Otherwise, the same treatment applicable to Brazilian residents will apply.

PIS and COFINS

Two federal taxes are imposed on the gross revenues of corporate entities: the Programa de Integração Social contribution, known as “PIS,” and the Contribuição para Financiamento de Seguridade Social, known as “COFINS”.

Nonetheless, many revenues, such as dividends, equity in earnings of unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS.

Brazilian laws authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects. In November 1999, the payment basis expanded from “revenues” to “gross revenues”.

PIS and COFINS underwent significant changes during the last two years. These changes occurred because the Brazilian government decided to implement a non-cumulative collection system in respect of both taxes, allowing taxpayers to determine their calculation basis by discounting credits that originate from certain transactions. In order to offset these discounts, the rates of both taxes were substantially increased.

Certain economic activities were expressly excluded from the new collection system of both taxes. This is the case for financial institutions, which remained subject to the previous legal regime, for both PIS and COFINS.

PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

Until January 1999, we were not subject to COFINS. Since February 1, 1999, COFINS has been imposed on our gross revenues at a rate of 3%. After September 1, 2003, this tax rate increased to 4% for financial institutions. The calculation base for COFINS is the same as that for PIS. From January 1, 1999 to December 31, 1999, we were allowed to offset an amount corresponding to one third of the payments of COFINS against the social contribution tax on taxable profits.

Leasing Regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, which we call the “Leasing Law,” and the regulations issued thereunder by the CMN. The Leasing Law sets forth general guidelines for the incorporation of, and the activities permitted to be performed by, leasing companies. The CMN, in its capacity as regulator and supervisor of the financial system, provides the details of the provisions set forth in the Leasing Law and supervises and controls the transactions conducted by leasing companies. The laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies to the extent applicable.

Insurance Regulation

The Brazilian insurance system is governed by two regulatory agencies, the National Private Insurance Council, which we call the “CNSP,” and SUSEP. The SUSEP is responsible for implementing and overseeing the CNSP’s policy and ensuring compliance with this policy by insurance companies, insurance brokers and insured persons. Insurance companies require government approval to operate, as well as specific approval from the SUSEP to offer each of their products. Insurance companies may sell policies only through qualified brokers.

Insurance companies must set aside reserves, funds and provisions in accordance with CNSP criteria. The investments backing up the reserves must be diversified. A substantial portion of the assets in which insurance companies can invest in are securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of reserves.

Insurance companies are prohibited from:

  acting as financial institutions by extending credit and issuing guarantees;

  trading in securities (subject to exceptions); or

  investing outside of Brazil.

Insurance companies must operate within technical limits set forth by SUSEP pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB.

Brazil’s federal government has announced the privatization of IRB. However, the privatization auction has been suspended for an indefinite time since July 2000. Insurance companies must reinsure an amount with IRB equal to the amount of their liabilities that exceeds the applicable technical limit on liabilities and, in the case of co-insurance, the quota established by the CNSP.

Insurance companies must file unaudited monthly and audited quarterly, semiannual and annual reports with the SUSEP.

Insurance companies are exempt from ordinary financial liquidation procedures and instead follow a special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory. The Minister of Finance institutes compulsory dissolutions of insurance companies.

There is currently no restriction on foreign investment in insurance companies.

Health Insurance

Private health insurance and health plans are currently regulated by Law No. 9,656, of July 4, 1998, as amended, which we refer to as the “Health Insurance Law,” which determines the general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

  mandatory coverage of certain expenses, such as those arising from preexisting conditions;

  the conditions precedent for admission to a plan;

  the geographical area covered by each insurance policy; and

  the pricing criteria plans may use.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Conselho de Saúde Suplementar (the Supplemental Health Council).

Prior to December 31, 2001, insurance companies were able to offer private health assistance plans. Subsequent to that date, only operators of private health assistance plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private Pension Plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to technical reserves.

Private pension entities must set aside reserves and provisions as collateral for their liabilities.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN
BRAZIL AND U.S. GAAP

There are certain differences between accounting practices adopted in Brazil and U.S. GAAP. Accounting practices adopted in Brazil are stated more generally than U.S. GAAP and the body of pronouncements in which accounting practices adopted in Brazil are set forth is less comprehensive than in the case of U.S. GAAP.

The summary of certain differences between accounting practices adopted in Brazil and U.S. GAAP which follows is subject to and is qualified in their entirety by reference to the respective pronouncements of the Brazilian and United States accounting professions.

Business Combinations, Purchase Accounting and Goodwill

Under accounting practices adopted in Brazil, business combinations are not specifically addressed by accounting pronouncements. Application of the purchase method is generally based on book values. Goodwill or negative goodwill recorded on the acquisition of a company is calculated as the difference between the cost of acquisition and the net book value. Shares issued in exchange for shares of other companies in connection with a business acquisition were accounted for at their net asset value per share. Goodwill is subsequently amortized to income over a period not to exceed 10 years or certain extraordinary amortization is acceptable. Negative goodwill may be recorded in income over a period consistent with the period over which the investee is expected to incur losses.

Under U.S. GAAP, during June 2001, the Financial Accounting Standards Board (known as “FASB”) issued SFAS No. 141 “Business Combinations”, which amends Accounting Principles Board (known as “APB”) Statement No. 16 and which requires, among other things, that all business combinations, except those involving entities under common control be accounted for by a single method – the purchase method.

Under SFAS No. 141, the acquiring company records identifiable assets and liabilities acquired at their fair values. The shares issued in exchange for shares of other companies are accounted for at fair value based on the market price.

In addition, SFAS No. 141 sets out more detailed guidelines as to the recognition of “intangible assets” (as defined in the SFAS). Under SFAS No. 141 and SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and other intangible assets with indefinite lives are no longer amortized. Under SFAS No. 142, the amount of goodwill will be evaluated for impairment annually, and in the case of impairment its recorded value will be adjusted accordingly. If assets other than cash are distributed as part of the purchase price, such assets should be valued at fair value.

Under SFAS No. 141 negative goodwill will be recognized as an extraordinary gain in the statement of operations.

SFAS No. 147, “Acquisitions of Certain Financial Institutions” has been issued and amends both SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Under the new standard, which is effective for acquisitions for which the date of acquisition is on or after October 1, 2002, the requirement in paragraph 5 of SFAS No. 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset is no longer within the scope of SFAS No. 72. Such transactions are now required to be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, SFAS No. 72 amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Those intangible assets are now subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Restatement of Financial Statements

Due to the highly inflationary conditions which have prevailed in Brazil in the past, a form of inflation accounting, referred to as monetary correction, has been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. However, as from January 1, 1996 no inflation accounting adjustments are permitted for financial statements prepared under accounting practices adopted in Brazil.

Under U.S. GAAP, in most cases, price-level restatement of financial statements is not permitted. However, a methodology is prescribed by APB Statement No. 3, “Financial Statements restated for General Price-Level Changes” for companies operating in hyper-inflationary environments in which inflation has exceeded 100% over the last three years and which report in local currency. As from a date between July 1, 1997 and January 1, 1998, the Brazilian economy is no longer highly-inflationary as the increase in the general price index was less than 100% over the previous three years.

Marketable Debt and Equity Securities

Under accounting practices adopted in Brazil until June 30, 2002, marketable debt and equity securities were generally stated at the lower of cost or market value. Gains were recognized in earnings when realized. Additionally, certain specific investments (such as mutual funds investments) were carried at market value.

In November 2001 the Brazilian Central Bank issued Circular No. 3,068, a new regulation relating to the classification and valuation of securities in general. Circular No. 3,068 became effective on June 30, 2002. This new regulation establishes the criteria by which securities are classified based on the investment strategy of the financial institution as either trading securities, available-for-sale or held-to-maturity and defines the recognition of the fair market value of such securities as the basis for its presentation in the financial statements, except in the case where the investment strategy is to hold the investment until maturity. Recognition of changes in fair market value for trading securities is in income, while for available-for-sale securities it is directly in stockholders’ equity. The rules to account for securities under Circular No. 3,068 are stated more generally and are less comprehensive than the standards to account for securities under U.S. GAAP. Certain investments in equity securities are recorded at cost due to other than trading, available for sale or held to maturity intent and the rules to account other than temporary losses are stated more generally and are less comprehensive than U.S. GAAP. In addition, in circumstances where a temporary unrealized loss is recorded, such amount is recognized in income.

Under U.S. GAAP, in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, for enterprises in industries not having specialized accounting practices, marketable securities are carried at: (i) amortized cost (debt securities held to maturity); (ii) at market value with gains and losses reflected in income (debt and equity securities classified as trading account securities); and (iii) at market value with gains and losses reflected in equity as “other comprehensive income”(debt and equity securities classified as available for sale). In addition, if a decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings.

Sales of Branches Subject to Rental Contracts

Under accounting practices adopted in Brazil, gains and losses on sales of branches subject to rental contracts are directly recorded in current earnings, and disclosure requirements are generally not as comprehensive as under U.S. GAAP.

Under U.S. GAAP, these sales are recorded pursuant to SFAS No. 13 and SFAS No. 98, “Accounting for Leases” and SFAS No. 28 “Accounting for Sales with Leasebacks.” For transactions classified as operating leases (relating to property sold for cash) only the portion corresponding to the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately as income for the period. The remaining portion is deferred over the corresponding rental contract terms and, in respect of losses only, the amounts are recognized immediatelyIn cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing and subsequently recorded in accordance with the criteria described above.

Recognition of Gains

Under accounting practices adopted in Brazil, gains on the sale of the telecommunications infrastructure were recognized during 2000, at which time the risks and rewards of ownership were considered substantially transferred, although final approval by a regulatory authority was still required.

Under U.S. GAAP, SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” prohibited the recognition of gains on the sale of the telecommunications infrastructure in 2000 to the Portugal Telecom subsidiary as described in “Business—Recent Important Acquisitions and Joint Ventures—BUS—Serviços de Telecomunicações Joint Venture” because the sale was subject to non-perfunctory contingencies and resulted from noncompliance with certain contractual conditions. These gains are being recognized over a five-year period that began in July 2001, which represents the period of management and administration services for the corporate telecommunications infrastructure to be provided by such Portugal Telecom subsidiary to Bradesco.

Credit Card Fees

Accounting practices adopted in Brazil do not provide for any specific treatment of credit card fees. Credit card fees are recognized when the credit card is issued and this treatment is consistent with standard banking practice.

Under U.S. GAAP, credit card fees periodically charged to cardholders are deferred and recognized on a straight line basis over the period in respect of which the fee entitles the cardholder to use the credit card.

Leasing Agreements as Capital Leases

Under accounting practices adopted in Brazil, all leases are treated as operating leases and recognized as expense at the time that each lease installment falls due. In addition, financial institutions should record their leasing operations on the basis of accounting principles prescribed by the Central Bank.

Under U.S. GAAP, lease capitalization is required if certain conditions are met. Under this accounting method, both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

Capitalization of Software Developed for Internal Use

Under accounting practices adopted in Brazil, generally more computer development costs are capitalized at cost and amortized at annual rates of 20% to 50%.

Under U.S. GAAP, through Statement of Position (which we call “SOP”) 98-1, certain identified costs related to the development and installation of software for internal use should be capitalized as fixed assets, including design of the chosen path, software configuration, software interfaces, coding, installation of hardware and testing. Costs incurred for conceptualization and formulation of alternatives, training and application maintenance should be expensed as incurred.

Derivative Financial Instruments

Under accounting practices adopted in Brazil, until June 30, 2002, the notional amount of financial derivative instruments were generally recorded in memorandum accounts and not readjusted to market value. The outstanding receivable and payable or premium and discount associated with the financial derivative instruments were included in the financial statements. The “hedge accounting”concept generally did not exist for the purposes of accounting practices adopted in Brazil.

For periods from June 30, 2002, the accounting principles applicable to accounting and reporting for marketable and equity securities and derivative financial instruments have been amended by accounting practices established by the Central Bank for all financial institutions. According to the accounting principles established by the Central Bank, derivative financial instruments are classified based on management’s intention to use them for hedging or non-hedging purposes. Pursuant to the existing rules, certain specific exemptions are available where a derivative financial instrument used for hedging purposes is accounted for at cost.

Transactions involving derivative financial instruments to meet customer needs or for our own purpose that did not meet hedging accounting criteria established by the Central Bank and primary derivatives used to manage the global exposure are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities: (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at the inception date and over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

Fair value hedge

The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

Cash flow hedge

The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes. The non-effective hedge portion is recognized currently in earnings.

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions including specified documentation requirements must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge’s change in fair value is either: (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income; or (ii) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge’s change in fair value is immediately recognized in income. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument. If a derivative instrument designated as a hedge was terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This standard is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

Contingent Liabilities

Accounting and disclosure requirements under accounting practices adopted in Brazil are generally not as comprehensive as those under U.S. GAAP.

Under U.S. GAAP, according to SFAS No. 5 “Accounting for Contingencies” and Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss,” recognition of loss contingencies is required when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. In addition, U.S. GAAP requires constant monitoring of any litigation in progress to evaluate, among other things: (i) the nature and complexity of the litigation; (ii) the evolution of the proceedings; (iii) the views of legal advisors; and (iv) experience with similar proceedings.

Income Taxes

Under accounting practices adopted in Brazil, the recognition of tax credits derived from temporary differences and tax losses is an area that requires considerable judgment. In general, tax credits are recognized when there is evidence of future realization in a continuous operation. Central Bank’s Circular No. 2,746, dated March 1997, specifies that tax credits can be accounted only if: (i) the loss has been caused by identified and unusual events and the probability of new and similar events is unlikely; (ii) there is an expectation of generating positive results for subsequent periods, as well as generation of tax liabilities to permit the realization of tax credits, properly verified through a technical analysis; and (iii) there are tax obligations accounted for as liabilities, up to the limit and corresponding to the same period, in order to apply the tax credit. Tax credit recognition rules prohibit keeping the tax credit whenever there has been a tax loss for the last three-year period (including the current year) or available evidence indicates that realization is unlikely. On December 30, 2002, the Brazilian Central Bank issued Circular No. 3,171 which: (i) requires additional supporting analysis to recognize deferred tax assets; (ii) requires as a condition to recognize deferred tax assets a history of profitability presenting taxable income in three out of five fiscal years (including the year being reported); and (iii) prohibits recognition of deferred tax assets if it is expected that will be realized in more than 5 years as from the reporting date. Circular No. 3,171 has been effective from December 2002 and supersedes prior Circular No. 2746.

Under U.S. GAAP, the liability method is used to calculate the income tax provision, as specified in SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred tax assets or liabilities are recognized with a corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities to each year/period end. Deferred taxes are computed based on the enacted tax rate of income taxes. Net operating loss carry forwards arising from tax losses that are recognized as assets. A valuation allowance is recognized against a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Equity Method of Accounting

Under accounting practices adopted in Brazil, the equity method of accounting is required to record an original investment in the equity of another entity at cost which is thereafter periodically adjusted to recognize the investor’s share of the investee’s earnings, losses and dividend payments after the date of original investment. A Brazilian parent company is required to use the equity method of accounting to record investments in its subsidiaries on its stand-alone financial statements (companies that are controlled by the parent company) and in its affiliates on its consolidated financial statements (companies in which the parent company owns at least 10% of the issued share capital without controlling it) over whose management it exerts influence or in which it owns 20% or more of the voting capital, if the aggregate book value of all such investments is equal to or greater than 15% of the net worth of the parent company or if the book value of an investment in any single subsidiary or affiliate is equal to or greater than 10% of the net worth of the parent company. In the case of financial institutions, investments in subsidiaries are required by the Brazilian Central Bank to be recorded using the equity method of accounting regardless of their significance. The foreign exchange variation resulting from investments in subsidiaries abroad is required by the Brazilian Central Bank to be recorded as a gain or loss on equity investments in the income statement. accounting practices adopted in Brazil establish certain factors that are indicative of the fact that the company exerts significant influence.

Under U.S. GAAP, the equity method of accounting is applicable to those investments: (i) in which the parent company’s participation through common voting shares is greater than 20% and less than 50% and where the parent company does not have control; or (ii) in which the parent company’s participation through common voting shares is less than 20% but the parent company exerts significant influence. The equity method of accounting is not an appropriate substitute for consolidation and, where consolidated financial statements are required, non-consolidated financial statements are not reported.

Consolidation and Proportional Consolidation

Under accounting practices adopted in Brazil, as per CVM Instruction No. 247 of March 27, 1996, as amended by CVM Instructions Nos. 269/97 and 25/98 for fiscal years ending after December 1, 1996, inclusive, financial statements should consolidate the following entities: (i) entities in which the company has voting rights that provide it with the ability to have the majority on corporate decisions and to elect the majority of the members of both the Administrative Council and the Board; (ii) overseas branches; and (iii) companies under common control or controlled by stockholders’ agreements irrespective of the participation in voting stock. Joint ventures, (including investees in which the company exerts significant influence through its participation in a stockholders’ agreement in which such group controls the investee) are to be accounted for under the proportional consolidation method. There are no specific pronouncements addressing criteria for consolidation of variable interest entities such as, among others, special purpose entities.

Under U.S. GAAP, the usual condition for consolidation is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one company, directly or indirectly, of over 50% of the outstanding voting shares of another company. Joint ventures are usually accounted following the equity method of accounting.

Consolidation of Variable Interest Entities

Under accounting practices adopted in Brazil, there are no specific pronouncements in relation to consolidation of a special purpose companies (known as “SPCs”).

Under U.S. GAAP, an SPC was required to be consolidated when it did not meet the criteria for a Qualifying Special Purpose Entity, as defined in SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”and in accordance with Emerging Issue Task Force Topic D-14 “Transactions Involving Special Purpose Entities”. General factors to be considered in making this determination included whether the majority owner (or owners) of the SPC was (were) independent, had made a substantive capital investment in the SPC, had control of the SPC, or possessed the substantive risks and rewards of ownership of the SPC. In response to demands to strengthen existing accounting guidance regarding the consolidation of SPCs and other off-balance sheet entities, in January 2003 the FASB issued interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB 51” which provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in consolidated financial statements.

FIN 46 was effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtained a variable interest after that date. For variable interests in VIE created before February 1, 2003, FIN 46 applied to public enterprises no later than the beginning of the first interim or annual period beginning after June 15, 2003. On October 9, 2003 the FASB decided to defer the implementation date of FIN 46 to the fourth quarter instead of the third quarter. Pursuant to this deferral, public companies in the United States of America must complete their evaluations of variable interest entities that existed prior to February 1, 2003, and the consolidation of those for which they are the primary beneficiary for financial statements issued for the first period ending after December 15, 2003. For calendar year companies, consolidation of previously existing variable interest entities will be required in their December 31, 2003 financial statements. This deferral does not affect the implementation date for many foreign private issuers, which continues to be the beginning of the first annual period ending after December 15, 2003.

In December 2003 FIN 46 was substantially revised and a new interpretation (FIN 46 (revised)) was issued. The key differences between FIN 46 (revised) and its predecessor FIN 46 include:

  FIN 46R now includes many but not all businesses, as that term is defined in the interpretation. A business, assuming it is included in FIN 46R, should be consolidated with its accounting parent (if it has one) only when required by longstanding, conventional consolidation guidance;

  FASB partially delayed FIN 46s effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003; and

  FIN 46R clarifies the definition of a variable interest.

Accounting for Guarantees by a Guarantor

Under accounting practices adopted in Brazil, guarantees granted to third parties are recorded in memorandum accounts. When fees are charged for issuing guarantees, the fee is recognized in income over the period of the guarantee. When the guaranteed party has not honored its commitments and the guarantor should assume a liability, a credit is recognized against the guaranteed party representing the right to seek reimbursement for such party with recognition of the related allowance for losses when considered appropriate.

Under U.S. GAAP, FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” is effective for guarantees issued or modified after December 31, 2002. FIN No. 45 requires that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Specific disclosures of guarantees granted are also required under FIN No. 45.

Employee Pension Costs and Other Post-employment Benefits

Under accounting practices adopted in Brazil employee pension costs and other benefits were expensed as they fall due until the issuance by the Instituto dos Auditores Independentes do Brasil (known as “IBRACON”) of Normas e Procedimentos de Contabilidade (known as “NPC”) statement 26. As from the fiscal years beginning on or after December 31, 2002, with prior application encouraged, NPC 26 (approved by the CVM) should be applied by plan sponsors that are public companies to account for employee benefits including pension costs and other-post-employment benefits. Under the new standard an actuarial method is used for determining defined benefit pension costs and other post-employment benefits and provides for the deferral of actuarial gains and losses (in excess of a specific band). Defined contribution pension plans and other post-employment benefits require the recognition as an expense of contributions when they fall due. If the new standard were implemented up to December 31, 2001 the impact on adoption may be recognized against retained earnings; if the standard is implemented after December 31, 2001 such impact should be recognized in net income over five years or over the estimated remaining life if it is shorter. Specific disclosures are required in financial statements for the year ended December 31, 2001 including the funded/unfunded status of the plan.

Under U.S. GAAP employee pension costs are recognized in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”.

SFAS No. 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific band) that result from changes in assumptions or actual experience differing from that assumed. SFAS No. 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post-retirement Benefits,” which became effective for all entities for fiscal years beginning after December 15, 1997, modified the disclosure requirements under SFAS No. 87.

Under U.S. GAAP, SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” applies to all post-retirement benefits related to life insurance provided outside a pension plan or to other post-retirement benefits, including health care and welfare benefits, expected to be provided by an employer to current and former employees. SFAS No. 106 is similar to SFAS No. 87 in that the cost of a post-retirement benefits plan should be recognized over the employees’ service periods and that actuarial assumptions are used to project the cost of health care benefits and the present value thereof. Under SFAS No. 106 a company is required to describe the plan, employee groups covered, type of benefits provided, funding policy, periodic plan costs, types of assets held, and any matter affecting comparability, among other disclosures.

For employee termination benefits associated with exit or disposal activities initiated after December 31, 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” applies. Under this new pronouncement, a liability for a cost associated with an exit or disposal activity should be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for onetime termination benefits that is incurred over time. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met in accordance with Paragraph 35 of FASB Concepts Statement No. 6 “Elements of Financial Statements”. In the unusual circumstances in which fair value cannot be reasonably estimated, the liability should be recognized initially in the period in which fair value can be reasonably estimated. In the case of a liability for one-time benefits that is incurred over time a liability for the termination benefits shall be measured initially at the communication date of the termination plan based on the fair value of the liability as of the termination date. The liability should be recognized ratably over the future service period. A change resulting from a revision to either the timing or the amount of estimated cash flows over the future service period shall be measured using the credit-adjusted risk-free rate that was used to measure the liability initially. The cumulative effect of the change shall be recognized as an adjustment to the liability in the period of the change.

Comprehensive Income

Accounting practices adopted in Brazil have no concept analogous to comprehensive income.

Under U.S. GAAP, under SFAS No. 130, “Reporting Comprehensive Income”, comprehensive income consists of the total of net income and unrealized gains and losses on available-for-sale securities.

Cash and Cash Equivalents

Under accounting practices adopted in Brazil, cash equivalents are neither defined nor presented.

Under U.S. GAAP, SFAS No. 95, “Statement of Cash Flows” defines cash equivalents as short term, highly liquid investments that are both: (i) readily convertible to known amounts of cash; and (ii) so near their maturity that they represent insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition.

Earnings Per Share

Under accounting practices adopted in Brazil, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the year.

Under U.S. GAAP, in accordance with SFAS No. 128 “Earnings per Share”, the presentation of earnings per share includes earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note to the financial statements. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all potentially dilutive common shares outstanding during each period presented, respectively.

Segment Information

Under accounting practices adopted in Brazil, there is no requirement for financial reporting of operating segments.

Under U.S. GAAP, publicly held companies should report both financial and descriptive information about their reportable operating segments. Reportable operating segments are defined as those about which separate financial information is available and is regularly evaluated by the chief decision maker. Segment information is given about any operating segment that broadly accounts for 10% or more of all segment revenue, results of operating activities, or total assets. Generally, companies will report financial information on the basis used internally for evaluating segment performance. Financial information to be disclosed include segment profit or loss, certain specific revenue and expense items and segment assets as well as reconciliation of total segment revenues, profit or loss and assets to the corresponding amounts in the financial statements.

Financial Statement Note Disclosure

Accounting practices adopted in Brazil in general require less information to be disclosed in the notes to the financial statement than U.S. GAAP. Disclosures required under U.S. GAAP not typically found in the accounting practices adopted in Brazil financial statements include the following:

  guarantees provided to third parties;

  irrevocable commitments such as take-or-pay or minimum sales contracts;

  reconciliation of the statutory tax rate to the effective tax rate;

  advertising expense and assets;

  research and development costs;

  financing facilities and terms;

  nature and amount of transactions with related parties;

  financial information by operating business segments and geographical areas; and

  nature and amounts of recorded and unrecorded contingencies.

DESCRIPTION OF THE NOTES

The following summary describes certain provisions of the notes and the indenture. This summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the indenture and the notes. Copies of the indenture and specimen notes may be obtained by prospective investors upon request to the trustee or the paying agent in Luxembourg at the addresses set forth under “General Information”.

General

We will issue the notes under an indenture dated as of October 24, 2003, between us and the trustee.

The notes will have the following basic terms:

  The notes issued in this offering will be in an aggregate principal amount of U.S.$500,000,000. The principal amount of the notes will be payable in full in a single payment on October 24, 2013 unless the maturity date is extended or payment is deferred as described in “—Extension of Maturity Date” and “—Deferral of Interest and Principal” below.

  The notes will bear interest at a fixed rate of 8.75% per annum, which rate we refer to as the “note rate”, from October 24, 2003, except that interest on unpaid principal after the maturity date and interest on any overdue interest will accrue at the note rate plus 1.0%, other than interest overdue because of a default by Sovereign under the insurance policy. Interest on the notes will be paid semi-annually in arrears on April 24 and October 24 of each year, commencing on April 24, 2004, to the noteholders registered as such as of the close of business on the fifteenth business day preceding the interest payment date, except that default interest paid more than 15 days after the applicable interest payment date will be paid to the noteholders registered as such on a special record date fixed by us with the consent of the trustee. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

  The insurance policy will provide for certain limited payments to the trustee, on behalf of the noteholders, in respect of 18 months of interest on the notes and certain premium payments due under the insurance policy, upon the occurrence and continuation of a currency inconvertibility/non-transfer event. See “The Insurers and the Insurance Policy”. Such coverage includes the initial refundable premium made by Sovereign to the trustee at the time of the issuance of the notes for deposit into the reserve account. See “—Credit Support—Reserve Account”.

  On any payment date, so long as a currency inconvertibility/non-transfer event has occurred and is continuing, the trustee may withdraw from the amount on deposit in the reserve account the amount of scheduled interest due on the notes on such date for payment to the noteholders, and the trustee will make a claim on the insurance policy to cover the amount of scheduled interest due on the notes on the next payment date. In the event that a currency inconvertibility/non-transfer event has occurred and is continuing on subsequent payment date(s), the amount of scheduled interest due on the notes on such payment date(s) would be paid by Sovereign to the trustee in accordance with, and subject to the terms, conditions and limitations of, the insurance policy; provided, however, that in no event shall Sovereign pay an amount in excess of the remaining coverage available under the insurance policy.

Prescription

Claims against the Issuer for payments under any notes shall be prescribed unless made within a period of six years from the relevant date in respect of the payment.

Additional Notes

The indenture will provide that additional notes may be issued upon satisfaction of the conditions set forth in the indenture. Any additional notes may be issued on terms established pursuant to a resolution of our board of directors, which will also establish the aggregate principal amount of each tranche delivered to the trustee and accompanied by an officers’ certificate, or pursuant to a supplemental indenture. Issues of additional notes will require the prior written consent of the Central Bank.

Exchange notes

Exchange notes will be issued in exchange for original notes or additional notes, as the case may be, pursuant to the terms of the registration rights agreement. The exchange notes, original notes and additional notes will be treated as a single class of securities for all purposes under the indenture.

Extension of Maturity Date

Although the stated maturity date of the notes is October 24, 2013, we may extend the maturity date to the earlier of April 24, 2015 and 30 days after the end of a currency inconvertibility/non-transfer event if we deliver a certificate stating that we have sufficient funds in Brazilian reais at the reference rate of exchange or U.S. dollars to repay the principal amount of the notes and any other indebtedness payable on the stated maturity date and we cannot make such payment in respect of the notes due to a currency inconvertibility/non-transfer event which has occurred and is continuing on such date and that we have used our reasonable best efforts to convert and transfer such funds.

If the maturity date is extended, the stated maturity date will be an interest payment date, and interest on the notes at the note rate will be due on that date and on each interest payment date thereafter until the extended maturity date. If the maturity date is extended, we will give notice to the noteholders not more than two business days thereafter.

Deferral of Interest and Principal

If the payment of interest on any interest payment date or any redemption date or the payment of principal on the maturity date or any redemption date or the payment of any other amount relating to the notes would cause us to fail to satisfy our required net worth (Patrimônio Líquido Exigido) and would cause other financial ratios to fall below the minimum levels required by current or future regulations generally applicable to Brazilian banks, or the “risk-based capital requirements”, payment of interest or principal shall not be due at that time and we shall defer that payment of interest or principal or any other amount relating thereto in full until the date no later than 14 days after the date we are no longer in violation of the risk-based capital requirements or the payment of that interest or principal amount, or any portion thereof, would no longer cause us to violate the risk-based capital requirements. The deferral of any payment in accordance with this provision will not constitute an event of default under the notes. We must pay any such amount in arrears within 14 days after we are no longer entitled to defer payment of those amounts.

These deferred interest amounts will be capitalized on each interest payment date only for the purpose of calculating the interest accruing thereafter on amounts in arrears. Such amounts in arrears will bear interest at the note rate plus 1.0%. We will use our reasonable efforts to give not more than 14 and not less than 2 business day’s notice to the noteholders of any interest or principal payment that will be deferred and of any date on which any amount in arrears or any additional interest on such amount will be payable.

If amounts in arrears are at any time only partially payable:

  all amounts in arrears will be payable before additional interest on those amounts;

  all amounts in arrears will be payable in the order of the interest periods for which they accrued, and the payment of additional interest on those amounts will follow the same order; and

  all amounts in arrears or additional interest on those amounts, as the case may be, for any interest period will be paid pro rata.

Ranking

The notes will be unsecured obligations, and, in the event of our bankruptcy, liquidation or dissolution under Brazilian law, will be subordinated obligations ranking:

  junior in right of payment to the payment of all our indebtedness other than the notes and our other subordinated indebtedness, including (a) all our financial obligations under the law, such as tax, social security, labor and similar obligations, (b) all our obligations to our depositors, (c) all our obligations under financial instruments and derivatives, (d) any guarantees of obligations of third parties and (e) any amendments or renewals of the above (which we collectively refer to as the “other obligations”);

  pari passu among themselves;

  at least pari passu with all our other subordinated indebtedness; and

  in priority to payments to holders of all classes of our share capital.

In addition, our obligations to noteholders will be subordinate to our obligations to Sovereign after payment of a claim under the insurance policy in accordance with the terms of the insurance policy and the issuer consent agreement.

For purposes of the indenture, “indebtedness” of any person means any amount payable, whether as a direct obligation or through a guarantee by that person, under an agreement or instrument evidencing money borrowed or received, an advance of credit, a conditional sale, a transfer with recourse or with an obligation to repurchase or an obligation that constitutes a capitalized lease under U.S. generally accepted accounting principles.

A consolidation of our company with, or the merger of our company into, another person, or the liquidation or dissolution of our company after the conveyance or transfer of our properties and assets substantially as an entirety to another person, as described under “—Certain Covenants—Consolidation, Merger, Conveyance or Transfer” will not be deemed a liquidation, dissolution or other winding up of our company for the purposes of the subordination provisions if the person formed by such consolidation or merger or that acquires those assets complies with the conditions described under “—Certain Covenants—Consolidation, Merger, Conveyance or Transfer”.

In the event of any liquidation, dissolution or other winding up of our company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, the holders of the other obligations will be entitled to receive any payment or distribution payable or deliverable with respect to the notes (including any amount deposited in the reserve account) before the noteholders are entitled to receive any payment on account of the principal of, or interest on, the notes. If, in the event of any liquidation, dissolution or other winding up, the trustee or any noteholder receives any payment or distribution of any kind or character, whether in cash, property or securities, before the other obligations are paid in full, that payment or distribution must be paid over or delivered to the trustee in bankruptcy or other person making payment or distribution of assets of our company for application to the payment of all the other obligations until the other obligations are paid in full, after giving effect to any concurrent payment or distribution to the holders of the other obligations.

The terms and conditions of the notes do not limit the amount of other obligations, which rank senior to the notes, that we may hereafter incur.

Listing

We have made an application to list the notes on the Luxembourg Stock Exchange.

Payments of Principal and Interest

Payment of the principal of the notes, together with accrued and unpaid interest thereon, will be made on the payment date therefor to the person in whose name the note is registered as of the close of business, New York City time, on the fifteenth business day before that payment date. The notes do not need to be surrendered to receive payment of principal, interest or other amounts, except in connection with a redemption or in connection with the final payment of principal on the maturity date.

If any date for a payment of principal or interest or redemption is not a business day in a city where payment is made or in the city of any paying agent, payment will be made on the next business day in that city unless it would thereby fall into the next calendar month, in which case payment will be brought forward to the preceding business day in such city. The amount of interest or other payment shall not be altered as a result of such arrangements.

Credit Support

The notes will benefit from limited credit support provided by the insurance policy and the reserve account.

Insurance Policy

Sovereign will issue the insurance policy to the trustee for the benefit of the noteholders. The insurance policy will provide insurance against our inability to convert reais into U.S. dollars to make a scheduled payment of interest under the notes, to transfer converted funds outside Brazil, or to use and control such funds (but only to the extent that such funds have been deposited into a bank account owned by us and such funds have been designated by us for the making of the scheduled payment of interest or premium payment that is the subject of the loss), due to certain actions or failures to act by the Brazilian government. Sovereign’s obligation to pay claims under the insurance policy is limited to 18 months’ interest on the notes and certain premium payments due under the insurance policy, and is subject to certain conditions, limitations and exclusions that may affect the ability of the noteholders to receive payments on the notes. See “The Insurers and the Insurance Policy”. Such coverage includes the initial refundable premium made by Sovereign to the trustee for deposit into the reserve account on the date of the issuance of the notes.

The insurance policy is issued to the trustee for the benefit of the noteholders. Nothing in the insurance policy, express or implied, shall give to any noteholder any legal or equitable right, remedy or claim thereunder.

Reserve Account

On the date of issuance of the notes, the trustee will establish a segregated trust account, or the “reserve account” with The Bank of New York Trust Company (Cayman) Limited in its name and under its sole dominion and control for the benefit of the noteholders. The reserve account shall initially be funded on the issue date of the notes with amounts paid by Sovereign to the trustee, for deposit into the reserve account, in an amount equal to U.S.$21,875,000, which is an initial refundable premium equal to six months’ interest on the notes at the note rate. On the date of issuance of the notes, we will also deposit in the reserve account U.S.$22,500 (being an amount equal to 18 months of trustee’s fees and certain expenses pursuant to the terms of the indenture).

If the funds on deposit in the payment account are insufficient to pay all accrued and unpaid interest due on any payment date and the trustee has received a proof of loss from us, the trustee will draw upon the reserve account to the extent necessary to satisfy our interest payment obligations under the notes, unless amounts are payable on that payment date under the insurance policy. The trustee will transfer these funds on the applicable payment date.

As long as the insurance policy is in place, we will replenish the reserve account following the withdrawal of funds from such account to an amount equal to U.S.$21,875,000 and the interest that would accrue on such amount at the note rate plus 1.0% during a 30 day period.

So long as no currency inconvertibility/non-transfer event shall have occurred and be continuing, funds on deposit in the reserve account may, at our direction, be invested by the trustee in permitted investments (as described in the indenture); provided that all such permitted investments must mature no later than two business days prior to the next interest payment date. All permitted investments and any proceeds thereof shall be credited to the reserve account.

In the event that, at any time prior to or on the maturity date, a subordination event has occurred and is continuing, irrespective of whether a currency inconvertibility/non-transfer event has occurred and is continuing, the trustee will be required to cease to make any payments of interest owing on, or with respect to, the notes from funds on deposit in the reserve account. Further, if at any time prior to or on the maturity date, a subordination event has occurred and is continuing, and (i) we do not have sufficient funds to make all payments due in respect of any of our other obligations or (ii) the payment of any of our other obligations has been accelerated, the trustee will be required to withdraw and pay to us such funds on deposit on the reserve account as we may request to cover such insufficiency.

Additional Amounts

We will make all payments of principal and interest on the notes without withholding or deducting any present or future taxes, penalties, fines, duties, assessments or other governmental charges of any nature (which we refer to collectively as “taxes”) imposed by Brazil, the Cayman Islands or, in the event that we appoint additional paying agents, by the jurisdictions of such additional paying agents, or, in each case, any political subdivision or governmental authority of those jurisdictions having power to tax (each of which we refer to as a “taxing jurisdiction”). If we are required by law to withhold or deduct any such taxes, except as provided below, we will pay the noteholders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction (which we refer to as “additional amounts”). We will not, however, pay any additional amounts in connection with any taxes imposed due to any of the following (which we refer to as “excluded additional amounts”):

  the noteholder or beneficial owner has some connection with the taxing jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the taxing jurisdiction);

  any tax imposed on, or measured by, net income of the noteholder;

  the noteholder or beneficial owner fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (1) compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the taxes, (2) the noteholder or beneficial owner is able to comply with those requirements without undue hardship and (3) we have given all noteholders at least 30 days’ prior notice that they will be required to comply with such requirements;

  the noteholder fails to surrender (where surrender is required) its note within 30 days after we have made available to the noteholder a payment of principal or interest; provided that we will pay additional amounts to which a noteholder would have been entitled had the note owned by such noteholder been surrendered on any day (including the last day) within such 30-day period;

  any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

  where any such withholding or deduction is imposed on a payment on the notes to an individual and is required to be made pursuant to any European Union directive on the taxation of savings implementing the conclusions of the Economic and Financial Council of Ministers of the member states of the European Union (ECOFIN) Council meeting of November 26-27, 2000 or any law implementing or complying with that directive; or

  where the noteholder or beneficial owner could avoid withholding or deduction by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent located in a member state of the European Union.

We will make any required withholding or deduction and remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date of payment of any such taxes, certified copies of tax receipts or other documentation reasonably satisfactory to the trustee evidencing that payment. Upon request, copies of those receipts or other documentation, as the case may be, will be made available to the noteholders.

We will pay any stamp, administrative, court, documentary, excise or property taxes arising in a taxing jurisdiction in connection with the notes and will indemnify the noteholders for any such taxes paid by noteholders.

All references to principal, interest or other amounts payable on the notes in this prospectus are deemed to include any additional amounts payable by us. These obligations will survive any termination, defeasance or discharge of the notes and the indenture.

If we are required at any time to pay additional amounts to noteholders pursuant to the terms of the notes and the indenture, we will use our reasonable efforts to obtain an exemption from the payment of (or otherwise avoid the obligation to pay) the taxes which have resulted in the requirement that we pay additional amounts.

We have also agreed, if the conclusions of the ECOFIN Council meeting of November 26-27, 2000 are implemented, to maintain a paying agent in a European Union member state that will not be obligated to withhold or deduct tax under the applicable directive.

Certain Covenants

For so long as any of the notes are outstanding and any amount remains unpaid under the indenture and the notes, we will comply with the terms of the covenants described below, among others:

Performance of Obligations Under the notes and the indenture

We will pay all amounts owed by us under the terms of the notes and the indenture. If we defer any interest or principal payments as described under “—Deferral of Interest and Principal”, we will use our reasonable efforts to reenter into compliance with the risk-based capital requirements within 180 days.

Performance Obligations Under Other Transaction Documents

We will perform all our obligations under the issuer consent agreement and the other transaction documents entered into in connection with the transactions described herein.

Maintenance of Approvals

We will obtain and maintain in full force and effect all governmental approvals, consents or licenses of any governmental authority under the laws of the Cayman Islands, Brazil or any other jurisdiction having jurisdiction over us, our business or the transactions contemplated herein, as well as of any third party under any agreement to which we may be subject, in connection with our execution, delivery and performance of the transaction documents or validity or enforceability thereof.

Maintenance of Books and Records

We will maintain books, accounts and records as may be necessary to comply with all applicable laws and to enable our financial statements to be prepared, and we will allow the trustee access to those books, accounts and records at reasonable times.

Maintenance of Office or Agency

We will maintain an office or agency in the Borough of Manhattan, The City of New York where notes may be presented for payment or for exchange, transfer or redemption and where notices to and demands upon us in respect of the indenture and the notes may be served. Initially this office will be the corporate trust office of the trustee, located care of The Bank of New York at 101 Barclay Street, Floor 21W, New York, New York 10286, and we will agree not to change the designation of such office without prior notice to the trustee and designation of a replacement office.

Use of Proceeds

We will agree to use the net proceeds from the offer and sale of the notes for our general corporate purposes. See “Use of Proceeds”.

Notice of Certain Events

We will give notice to the trustee, promptly and in any event within ten days after we become aware of the occurrence of any event of default under the indenture or event that, with the giving of notice, lapse of time or other conditions, would become an event of default.

We will give notice to the trustee immediately after we become aware:

  of any action taken by the Brazilian government that could give rise to a currency inconvertibility/non-transfer event;

  that any currency inconvertibility/non-transfer event has occurred;

  that any currency inconvertibility/non-transfer event has ceased; or

  if we have deferred interest or principal payments as described under “—Deferral of Interest and Principal”, that we are no longer in violation of the risk-based capital requirements or can make interest or principal payments without violating those requirements.

However, if we are unable to make a payment of interest as the same becomes due and payable because of a currency inconvertibility/non-transfer event, we shall immediately submit a proof of loss to the trustee.

If the trustee has actual knowledge of an event of default or an event that, with the giving of notice, lapse of time or other conditions, would become an event of default, the trustee will give notice of that event to the noteholders within the earlier of 30 days after it occurs and 30 days after it is actually known to the trustee. The trustee may withhold notice to the noteholders of such an event (except the non-payment of principal or interest) if its board of directors or a committee of its trust officers determines in good faith that withholding notice is in the interests of the noteholders.

We will provide to the trustee, in English or accompanied by a certified English translation thereof:

  within 90 days after the end of each fiscal quarter (other than the second and the fourth quarters), our unaudited and consolidated balance sheet and statement of income for the quarter then ended;

  within 120 days after the end of the first two fiscal quarters, our audited and consolidated balance sheet and statement of income for the six-month period then ended;

  within 120 days after the end of each fiscal year, our audited consolidated balance sheet and statement of income for the year then ended;

  within 180 days after the end of each fiscal year, the audited and non-consolidated balance sheet and statement of income of our Grand Cayman branch for the year then ended; and

  such other publicly available financial data about us or our Grand Cayman branch as the trustee may reasonably request.

We will provide, together with each of the financial statements described above, a compliance certificate stating that we have fulfilled our agreements under the indenture and that no event of default or event that, with the giving of notice, lapse of time or other conditions, would become an event of default has occurred during that period or, if one or more have actually occurred, specifying those events and what actions have been taken and will be taken with respect to each such event.

Further Actions

We will, at our own cost and expense, take any action at any time required, as necessary or as requested by the trustee, in accordance with applicable laws and regulations, to be taken in order:

  to enable us lawfully to enter into, exercise our rights and perform our obligations under the notes, the indenture, the issuer consent agreement and the other transaction documents;

  to ensure that our obligations under the notes, the indenture and the other transaction documents are legally binding and enforceable;

  to make the notes, the indenture and the other transaction documents admissible in evidence in the courts of the State of New York, Brazil or the Cayman Islands;

  to enable the trustee to exercise and enforce its rights under and carry out the terms, provisions and purposes of the indenture and each of the other transaction documents;

  to take any and all actions necessary to preserve the enforceability of, and maintain the trustee’s rights under, the transaction documents; and

  to assist the trustee, to the extent reasonably practicable, in the trustee’s performance of its obligations under the insurance policy and the other transaction documents.

Appointment to Fill a Vacancy in the Office of the trustee

Whenever necessary to avoid or fill a vacancy in the office of the trustee, we will appoint a successor trustee so that there will at all times be a trustee with respect to the notes.

Maintenance of Existence

Subject to the covenant described in “—Consolidation, Merger, Conveyance or Transfer”, we will do all things necessary to preserve and keep in full force and effect our corporate existence and rights; provided, however, that we will not be required to preserve any such right if our board of directors determines that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the noteholders.

Consolidation, Merger, Conveyance or Transfer

We will not, without the consent of noteholders holding no less than 66 2/3% in aggregate principal amount of the notes outstanding, consolidate with or merge into any other person or convey or transfer substantially all of our properties and assets to any other person unless thereafter:

  the person formed by such consolidation or into which we are merged, or the person which acquires all or substantially all of our properties and assets, expressly assumes the due and punctual payment of the principal of and interest on all the notes and the performance or observance of every covenant of the indenture on our part to be performed or observed;

  immediately after giving effect to such transaction, no event of default or event that, with the giving of notice, lapse of time or other conditions, would become an event of default has occurred and is continuing and no covenant or agreement in the indenture has been materially breached; and

  the person formed by such consolidation or into which we are merged, or the person which acquires all or substantially all of our properties and assets delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with the transaction, the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to the transaction have been complied with.

Redemption

Early Redemption for Tax Reasons

We may redeem the notes in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption and any other amounts owed to noteholders under the terms of the indenture or the notes, upon giving not less than 30 nor more than 60 days’ notice to the noteholders, if:

  we have become or will become obligated to pay additional amounts in excess of additional amounts which we would be obliged to pay if payments of interest under the notes were subject to withholding or deduction at a rate of 15% as a result of any generally applicable change in the laws or regulations of a taxing jurisdiction, or any generally applicable change in the application or official interpretation of those tax laws or regulations, in each case, which occurs after the date of the original issuance of any of the notes;

  we cannot avoid our obligations to pay such excess additional amounts by taking reasonable measures available to us; and

  the Central Bank has approved such redemption.

However, we may not redeem the notes for tax reasons before the fifth anniversary of the date of issuance of the notes unless the Central Bank gives us permission to do so on an earlier date. No such notice of redemption may be given earlier than 60 days before the earliest date on which we would be obligated to pay excess additional amounts if a payment in respect of the notes were then due. Prior to the giving of any notice of redemption as described above, we will deliver to the trustee (1) a certificate stating that we are entitled to redeem the notes in accordance with the terms in the indenture and stating the facts relating to the redemption and (2) a written opinion of counsel to the effect that we have become obligated to pay such excess additional amounts as a result of a change or amendment described above, that we cannot avoid payment of such excess additional amounts by taking reasonable measures available to us and that all governmental approvals necessary for us to effect the redemption have been obtained and are in full force and effect or specifying any necessary approvals that have not been obtained.

No Other Optional Redemption

The notes will not be subject to optional redemption by us except as provided above under “Early Redemption for Tax Reasons”.

Cancellation

Any notes redeemed by us will be immediately canceled and may not be reissued or resold.

Purchases of notes by the Issuer

We and each of our subsidiaries, subject to the prior written consent of the Central Bank, may at any time purchase any notes in the open market or otherwise at any price. In determining whether noteholders holding any requisite principal amount of notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, notes owned by us or our affiliates will be deemed not outstanding for purposes thereof. We may at any time deliver to the trustee for cancellation any notes previously authenticated and delivered pursuant to the indenture which we may have acquired in any manner whatsoever.

Events of Default

The following events will each be an event of default under the terms of the notes and the indenture:

  we fail to make any principal payment on any of the notes, whether on the maturity date, upon redemption or otherwise, other than due to a deferral of principal or an extension of the maturity date described under “—Deferral of Interest and Principal” and “—Extension of Maturity Date”;

  we fail to make any interest payment or any payment of additional amounts in accordance with the terms of the notes and the indenture, other than due to a deferral of interest described under “—Deferral of Interest and Principal”, and this non-payment continues for 15 days and the trustee has not otherwise received those amounts from the Insurer under the insurance policy, from the reserve account or otherwise; provided that if Sovereign acknowledges that any interest payment is due and payable by Sovereign under the insurance policy, our failure to make that payment will not be an event of default;

  a court or agency or supervisory authority in the Cayman Islands or Brazil (1) institutes a proceeding or enters a decree or order for relief under any bankruptcy, insolvency, rehabilitation, readjustment of debt, marshalling of assets and liabilities or similar law, or for our winding up or the liquidation of our affairs, or adjudging us bankrupt or insolvent, (2) enters a decree or order approving as properly filed a petition seeking our reorganization, arrangement, adjustment or composition under any applicable law except a reorganization permitted under the indenture, (3) enters a decree or order appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official for us or all or substantially all our assets, and those proceedings, decree or order have not been vacated or have remained in force undischarged or unstayed for 60 days, or (4) any event that under the laws of Brazil or the Cayman Islands occurs that has an analogous effect to any of the foregoing events; or

  we commence a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or we consent by answer or otherwise to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against us or our dissolution or any event that under the laws of Brazil or the Cayman Islands has an analogous effect to any of the foregoing events; or

  we submit a proof of loss as a result of which Sovereign pays a claim under the insurance policy in circumstances where we were not entitled to submit a proof of loss.

Upon the occurrence and continuation of an event of default described in the third and fourth bullet points above arising under Cayman Islands law, the trustee may at its discretion or noteholders holding no less than 331/3% in aggregate principal amount of the notes then outstanding may declare the principal of and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be immediately due and payable. If an event of default described in the third and fourth bullet points above occurs other than under Cayman Islands law and is continuing, the principal of and accrued and unpaid interest on all the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any noteholders. However, we will only be required to make the payments described in this paragraph after we have been declared bankrupt, put into liquidation or otherwise dissolved for purposes of Brazilian law, and those payments will be subject to the subordination provisions of the indenture. In addition, if we make payments described in this paragraph from Brazil, we will be required to obtain the approval of the Central Bank for the remittance of funds outside Brazil. There is no right of acceleration in the case of a default in the payment of principal of or interest on the notes or the failure by us to perform any other obligation under the indenture.

In addition, if an event of default occurs or if we breach any covenant or warranty under the indenture or the notes, the trustee may pursue any available remedy to enforce any provision of the notes or the indenture.

The holders of a majority in aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if an amount has been paid to or deposited with the trustee sufficient to pay the amounts set forth in the applicable provisions of the indenture and all events of default, other than the failure to pay principal due solely because of the declaration of acceleration, have been cured or waived.

The holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to the limitations specified in the indenture. Subject to the provisions of the indenture relating to the trustee’s duties, the trustee will be under no obligation to exercise any of its rights and powers under the indenture unless it has been offered an indemnity to its reasonable satisfaction against the costs, expenses and liabilities it may reasonably incur.

No noteholder will have any right to institute any proceeding with respect to the indenture or the notes or for any remedy thereunder unless the noteholder has previously given written notice to the trustee of a continuing event of default under the notes or the continuing breach of a covenant contained in the indenture, the noteholders of not less than 331/3% in aggregate principal amount of the outstanding notes have made a written request to the trustee to institute proceedings in respect of the event of default or breach in its own name as trustee, the noteholders have offered to the trustee indemnity satisfactory to it, the trustee for 60 days thereafter has failed to institute any such proceeding and no direction inconsistent with that request has been given to the trustee during that 60-day period by the holders of a majority in aggregate principal amount of the outstanding notes. However, the right of any noteholder to institute a suit for the enforcement of the payment of principal or interest on the due date therefor may not be impaired without its consent.

The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture except an uncured default in the payment of principal of or interest on the notes or an uncured default relating to a covenant or provision of the indenture that cannot be modified or amended without the consent of each affected noteholder.

Modification of the indenture

We and the trustee may not amend or waive any term or condition of the notes or the indenture without obtaining the prior written consent of Sovereign.

We and the trustee may, without the consent of the noteholders, modify the indenture for certain specific purposes, including, among other things, providing for the issuance of additional notes as described under “—Additional Notes,” curing ambiguities, defects or inconsistencies or including any other provisions with respect to matters or questions arising under the indenture, so long as that correction or added provision will not adversely affect the interests of the noteholders in any material respect.

In addition, the indenture may be modified by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding. However, no modification may, without the consent of the noteholder of each outstanding note affected thereby:

  change the maturity of any payment of principal of or any installment of interest on any note;

  reduce the principal amount or the rate of interest, or change the method of computing the amount of principal or interest payable on any date;

  change any place of payment where the principal of or interest on notes are payable;

  change the coin or currency in which the principal of or interest on the notes are payable;

  impair the right of the noteholders to institute suit for the enforcement of any payment on or after the date due;

  modify the subordination provisions of the indenture in a manner adverse to the noteholders;

  reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any modification of or waiver of compliance with any provision of the indenture or defaults under the indenture and their consequences; or

  modify the provisions summarized in this paragraph or the provisions of the indenture regarding waivers of past defaults, except to increase any percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of each noteholder affected thereby.

After an amendment described in the preceding paragraph, we are required to mail through the trustee, to the noteholders a notice briefly describing the amendment. However, the failure to give that notice to all the noteholders, or any defect in the notice, will not affect the validity of the amendment.

A meeting of the noteholders may be called by the trustee at any time. We or the holders of at least 10% in aggregate principal amount of the outstanding notes may call a meeting if we or they have requested the trustee in writing to call such a meeting and the trustee has not given notice of such a meeting within 20 days of receiving the request. Notices of meetings must include the time and place of the meeting and a general description of the action proposed to be taken at the meeting and must be given not less than 30 days nor more than 60 days before the date of the meeting, except that notices of meetings reconvened after adjournment must be given not less than 10 days nor more than 60 days before the date of the meeting. At any meeting, the presence of noteholders holding notes in an aggregate principal amount sufficient to take the action for which the meeting was called will constitute a quorum. Any modifications to or waivers of the indenture or the notes will be conclusive and binding on all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any duly held meeting.

Notes owned by us or our affiliates will not be considered outstanding for the purpose of determining whether the requisite aggregate principal amount of notes has concurred in any request, demand, notice, consent or waiver under the indenture.

It is not necessary for the noteholders to approve the particular form of any proposed modification of the indenture, but it is sufficient if that consent approves the substance of the proposed modification.

Defeasance

We may, at our option at any time, with the prior approval of the Central Bank, defease our obligations with respect to the notes by “legal defeasance” or “covenant defeasance”. In general, upon legal defeasance, we will be deemed to have paid and discharged all our indebtedness under the notes and to have satisfied all of our obligations under the notes and the indenture except that the following will survive: (1) the rights of the noteholders to receive payments of principal of and interest on the notes (including any additional amounts) when the payments are due, (2) our obligations relating to the transfer and exchange of notes, the payment of additional amounts, maintenance of a paying agent and a note registrar and certain other matters specified in the indenture and (3) the rights, powers, trusts, duties and immunities of the trustee.

In addition, through covenant defeasance, we may defease our obligations under the covenants described above under the caption “—Certain Covenants”, other than the covenants described under “—Performance of Obligations Under the notes and the indenture” and “—Use of Proceeds” and certain covenants relating to the deposit of amounts to pay principal and interest on the notes, actions with respect to paying agents, the return of unclaimed monies and other matters. Following covenant defeasance, we may omit to comply with any defeased covenant, and the subordination provisions of the indenture will cease to be effective.

In order to exercise either defeasance or covenant defeasance, we must satisfy the following conditions:

  we must irrevocably deposit with the trustee cash in U.S. dollars, U.S. government obligations or a combination thereof, in amounts sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of and each installment of interest on the notes (including any amounts payable to Sovereign under the indenture, insurance policy and the issuer consent agreement) in accordance with the terms of the indenture and the notes, the insurance policy and the issuer consent agreement;

  in the case of legal defeasance, we must deliver to the trustee an opinion of counsel stating that (1) we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (2) since the date of the indenture there has been a change in the applicable U.S. federal income tax law or the interpretation thereof, in either case to the effect that the noteholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of that deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same time as would have been the case if that deposit, defeasance and discharge had not occurred unless the trustee has received documentary evidence that each noteholder is either not subject to or is exempt from U.S. federal income taxation;

  in the case of covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the noteholders will not recognize income, gain or loss for United States income tax purposes as a result of that deposit and covenant defeasance and will be subject to United States income tax on the same amount, in the same manner and at the same time as would have been the case if that deposit and covenant defeasance had not occurred;

  no event of default, or event which with notice or lapse of time or other conditions would become an event of default, has occurred and is continuing on the date of the deposit and, with respect to the bankruptcy, insolvency and other events described in the third and fourth bullet points under “—Events of Default”, at any time during the period ending on the 123rd day after the date of that deposit or, if longer, ending on the day after the longest applicable preference period relating to that deposit expires;

  we must deliver to the trustee an opinion of counsel to the effect that payment of amounts deposited in trust with the trustee will not be subject to future taxes or other governmental charges imposed by any taxing jurisdiction, except to the extent that additional amounts in respect thereof have been deposited in trust with the trustee;

  such defeasance will not result in a breach or violation of any other agreement or instrument to which we are a party or by which we are bound;

  such defeasance will not result in the trust arising from that deposit constituting an investment company as defined under the U.S. Investment Company Act of 1940, as amended;

  we have delivered a certificate and an opinion of counsel stating that all the conditions to defeasance have been complied with; and

  no default in the payment of principal, premium, if any, or interest on any of the other obligations has occurred and is continuing, such other obligations have not been accelerated and no other event of default under those other obligations has occurred and is continuing that would permit acceleration of those obligations.

Satisfaction and Discharge

The notes will be deemed to be paid for all purposes under the indenture, and our indebtedness under the notes will be deemed to have been satisfied and discharged if the following conditions are met, among others:

  either we have given a notice of redemption and all other conditions to redemption have been met or the notes have otherwise become due and payable or will become due and payable within one year;

  we have irrevocably deposited money in trust with the trustee that will be sufficient to pay when due all the principal of and interest on the notes to maturity or redemption (including all amounts payable to Sovereign under the insurance policy, the issuer consent agreement or the indenture);

  no event of default or event that, with the giving of notice, lapse of time or other conditions, would become an event of default has occurred and is continuing on the date of the deposit, and the deposit will not breach any other instrument to which we are a party or by which we are bound; and

  the trustee has received an opinion of counsel to the effect that the satisfaction and discharge of our indebtedness under the notes will not be deemed to be a taxable event for the noteholders for United States income tax purposes, unless the trustee has received documentary evidence that each noteholder is either not subject to or is exempt from United States income taxation.

The indenture will cease to be of further effect when:

  either (1) all the notes have been delivered to the trustee for cancellation (other than destroyed, lost or stolen notes that have been replaced or paid in accordance with the indenture, notes that are deemed to have been paid as described in the preceding paragraph and notes for whose payment money has been deposited in trust or held in trust by us and has thereafter been returned to us as described in the last paragraph under “—Payments of Principal and Interest”) or (2) all notes that have not been delivered to the trustee for cancellation have been deemed to have been paid as described in the preceding paragraph;

  all other amounts due and payable under the indenture, the insurance policy and the issuer consent agreement (including all amounts payable to Sovereign) have been paid; and

  we have delivered to the trustee a certificate and an opinion of counsel stating that the conditions to satisfaction and discharge of the indenture have been complied with.

Notwithstanding the satisfaction and discharge of the notes and/or the indenture, our obligations under specified provisions of the indenture relating to the transfer and exchange of notes, payment of additional amounts, maintenance of a paying agent and a note registrar and certain other matters specified in the indenture will survive.

Replacement of notes

If any note becomes mutilated, destroyed, lost or stolen, we will execute and, upon our request, the trustee will authenticate and deliver a new note of like tenor, interest rate and principal amount in exchange and substitution for that note, so long as the noteholder delivers to us, the note registrar and the trustee satisfactory evidence of its ownership and of the destruction, loss or theft of the note and provides such security or indemnity as they may require to hold them harmless. However, if a mutilated, destroyed, lost or stolen note has become or is about to become due and payable, we may pay the outstanding amounts due under the note instead of issuing a new note. Mutilated or defaced notes must be surrendered before replacements will be issued. We may require that the noteholder pay any taxes or other expenses in connection with the replacement of the note.

The trustee

The Bank of New York Trust Company (Cayman) Limited is the trustee under the indenture and has been appointed by us as note registrar and a paying agent with respect to the notes. We may have normal banking relationships with The Bank of New York Trust Company (Cayman) Limited in the ordinary course of business. The address of the trustee is care of The Bank of New York at 101 Barclay Street, Floor 21W, New York, New York 10286.

The indenture contains provisions for the indemnification of the trustee and for its relief from responsibility. The obligations of the trustee to any noteholder are subject to the immunities and rights set forth in the indenture.

We and our affiliates may from time to time enter into normal banking and trustee relationships with the trustee and its affiliates.

The trustee and its affiliates may hold notes in their own names.

Paying Agents; Transfer Agents; Registrar

We have initially appointed the trustee as paying agent and note registrar. We may at any time appoint other paying agents, transfer agents and note registrars. However, we will at all times maintain a paying agent in New York City until the notes are paid.

We will maintain a paying agent and transfer agent in Luxembourg so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require. We have initially appointed Dexia Banque Internationale à Luxembourg as Luxembourg paying agent and transfer agent. The address of the Luxembourg paying agent and transfer agent is 69 Route d’Esch, L-1470 Luxembourg. We will provide prompt notice of any change in the Luxembourg paying agent or Luxembourg transfer agent or any change in the location of their offices.

Notices

Whenever the indenture requires notice to the noteholders, such notice will be given by the trustee by (unless the indenture specifies otherwise):

  first class mail, postage prepaid, to the address of each noteholder as it appears in the note register;

  publication in English on a business day in a leading newspaper having general circulation in the Borough of Manhattan, The City of New York; and

  so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, publication in English in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if that is not practicable, in another English-language daily newspaper of general circulation in Europe.

Notice will be deemed to have been validly given on the date of mailing or publication, as the case may be.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

Jurisdiction

We have consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, and any appellate court from any of those courts. Service of process in any such action or proceeding may be served upon us at our New York branch, located at 450 Park Avenue, 32nd/33rd Floor, New York, New York 10022, USA. The notes and the indenture provide that if we no longer maintain an office in New York City, then we will appoint a new process agent in New York City.

Currency Rate Indemnity

U.S. dollars is the sole currency of account for each tranche of the notes and payment for all sums payable by us under that tranche of the notes, including damages. Any amount received or recovered in a currency other than U.S. dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in our winding-up or dissolution or otherwise) by a noteholder with respect to any amount due to it under the notes will constitute a discharge to us only to the extent of the amount in U.S. dollars that the noteholder is able to purchase with the amount it receives or recovers (or if it is not practicable to make a purchase of U.S. dollars on that date, on the first date on which it is practicable to do so). If the amount in U.S. dollars is less than the amount expressed to be due to the noteholder, we will indemnify the noteholder against any loss sustained as a result. In any event, we will indemnify the noteholder against the cost of any such purchase.

For the purposes of the preceding paragraph, it will be sufficient for the noteholder to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had it made an actual purchase of U.S. dollars with the amount it received or recovered in the other currency on the date it received or recovered that amount (or, if a purchase of U.S. dollars on that date had not been practicable, on the first date on which it would have been practicable, so long as the noteholder certifies the need for the change of date).

These indemnities are a separate and independent obligation from our other obligations, will give rise to a separate and independent cause of action, will apply regardless of any waiver or extension granted by the noteholder and will continue in full force and effect in spite of any other judgment or order or the filing of any proof of claim in the winding-up of our company for a liquidated sum.

FORM, DENOMINATION AND TRANSFER

The notes will be issued in registered form without interest coupons in denominations of U.S.$10,000 and integral multiples of U.S.$10,000 in excess thereof. No notes will be issued in bearer form.

We have agreed to maintain a paying agent, registrar and transfer agent in the Borough of Manhattan, The City of New York and to maintain a Luxembourg paying agent and Luxembourg transfer agent in Luxembourg. We have initially appointed the trustee at its corporate trust office as principal paying agent, transfer agent, authenticating agent and registrar, and Dexia Banque Internationale à Luxembourg as its paying agent and Luxembourg transfer agent for all notes. Each transfer agent will keep a register in accordance with the reasonable regulations prescribed by us.

Book-Entry; Delivery and Form

Notes issued in the exchange offer will be represented by a single, permanent global note in definitive, fully registered book-entry form which will be registered in the name of a nominee of DTC and deposited on behalf of the beneficial owners of the notes represented thereby with a custodian for DTC for credit to the respective accounts of such beneficial owners (or to such other accounts as they may direct) at DTC.

Except in the limited circumstances described below, owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificated notes.

Global Notes

We expect that pursuant to procedures established by DTC (a) upon deposit of the global note, DTC or its custodian will credit on its internal system portions of the global note to the respective accounts of persons who have accounts therewith and (b) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants (as defined below)) and the records of participants (with respect to interests of persons other than participants). Except as otherwise described herein, investors may hold their interests in a global note directly through DTC only if they are participants in such system, or indirectly through organizations which are participants in such system.

Investors may hold their interests in the global note through Clearstream or Euroclear if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold such interests in the global note on the books of their respective depositories, which in turn will hold such interests in the depositories’ names on the books of DTC.

So long as DTC or its nominee is the registered owner or holder of any global note, DTC or such nominee will be considered the sole owner or noteholder represented by that global note for all purposes under the indenture and the notes. No beneficial owner of an interest in any note will be able to transfer such interest except in accordance with the applicable procedures of DTC and, if applicable, Euroclear and Clearstream, in addition to those provided for under the indenture.

Payments of principal of and interest (including additional amounts) on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests representing any notes held by DTC or its nominee.

We expect that DTC or its nominee, upon receipt of any payment of principal of or premium and interest (including additional amounts) on a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee.

Payment to owners of beneficial interests in a global note held through such participant will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in jurisdictions which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the applicable global note in accordance with the normal procedures of DTC and those procedures set forth in the indenture. Consequently, the ability to transfer interests in a global note to such persons may be limited.

Transfers of physical notes to a person who will hold through a global note will be made only in accordance with the applicable procedures.

Subject to compliance with the transfer restrictions applicable to the notes, we understand that crossmarket transfers between DTC participants, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels or Luxembourg time, respectively). We understand that Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositories of Clearstream or Euroclear.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a DTC participant will be credited during the securities settlement processing day immediately following the DTC settlement date, and such credit will be reported to the relevant Euroclear or Clearstream participant on such business day following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the Business Day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of the participant to whose interests in the applicable global notes are credited and only in respect of the aggregate principal amount of notes as to which such participant has given such direction. However, if there is an event of default under the indenture and the notes, and the holders of at least 50% of the total principal amount of the notes represented by the global note advise the trustee in writing that it is in the holders’ best interests to do so, DTC will exchange the applicable global note for physical notes (as defined below), which it will distribute to participants and which will be legended to the extent set forth under “Notice to Investors”.

We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. We further understand that DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. We further understand that indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in the global notes among the DTC participants, Euroclear and Clearstream, they are under no obligation to perform such procedures, and such procedures may be discontinued or modified at any time. Neither we, the trustee or the paying agent will have any responsibility for the performance by DTC, Euroclear, Clearstream, the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Physical Notes

Interests in the global note will be exchangeable or transferable, as the case may be, for physical notes (“physical notes”) if (i) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes, or DTC ceases to be a “clearing agency” registered under the Exchange Act, and a successor depositary is not appointed by us within 90 calendar days, (ii) we, at our option, elect to terminate the book-entry system through a depositary or (iii) an event of default has occurred and is continuing with respect to the global notes, and the holders of at least 50% of the total principal amount of the notes represented by the global note advise the trustee in writing that it is in the holders’ best interests to exchange the global note interests for physical notes.

Replacement, Exchange and Transfer of Notes

If a note becomes mutilated, destroyed, lost or stolen, we may issue, and the trustee will authenticate and deliver, a substitute note in replacement. In each case, the affected noteholder will be required to furnish to us, the trustee and certain other specified parties an indemnity under which it will agree to pay us, the trustee and certain other specified parties for any losses they may suffer relating to the note that was mutilated, destroyed, lost or stolen. We and the trustee may also require that the affected noteholder present other documents or proof. The affected noteholder will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, lost or stolen note.

Under certain limited circumstances, beneficial interests in the global note may be exchanged for physical notes. If we issue physical notes, a noteholder of such physical note may present its notes for exchange with notes of a different authorized denomination, together with a written request for an exchange, at our office or agency designated for such purpose in The City of New York or Luxembourg. In addition, the noteholder of any physical note may transfer such physical note, in whole or in part, by surrendering it at any such office or agency together with an executed instrument of assignment. Each new physical note issued in connection with a transfer of one or more physical notes will be available for delivery from the registrar and the Luxembourg transfer agent within five Luxembourg business days after receipt by the registrar and the Luxembourg transfer agent of the relevant original physical note or physical notes and the relevant executed instrument of assignment. Transfers of the physical notes will be effected without charge by or on behalf us, the registrar or the Luxembourg transfer agent, but only upon payment (or the giving of such indemnity as the registrar or such transfer agent may require in respect) of any tax or other governmental charges which may be imposed in relation thereto.

We will not charge the noteholders of notes for the costs and expenses associated with the exchange, transfer or registration of transfer of the notes. We may, however, charge the noteholders of notes for any tax or other governmental charges. We may reject any request for an exchange or registration of transfer of any note (i) made within 15 calendar days of the mailing of a notice of redemption of notes or (ii) made between any regular record date and the next interest payment date.

THE INSURERS AND THE INSURANCE POLICY

The following summary describes certain provisions of the insurance policy and the issuer consent agreement. Copies of the insurance policy and the issuer consent agreement may be obtained free of charge by prospective investors upon request to the trustee or the paying agents at the addresses set forth under “Available Information”. Neither Sovereign nor the insurers make any representation as to the accuracy or completeness of the information set forth herein, other than the limited financial information concerning the insurers set forth under “The Insurers” below, which limited information speaks only as of the respective dates as referenced therein and is qualified in its entirety by reference to the documents referred to below on file with (or furnished to) the SEC. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the insurance policy and the issuer consent agreement, as the case may be.

The Insurers

The insurance policy will be issued by Sovereign, as agent with respect to political risk business for XLIB, a leading provider of high excess insurance coverage to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis, and ACE Bermuda, a leading provider of high-level excess liability, professional lines, property and political risk coverages.

Sovereign is a specialist political risk insurance and reinsurance underwriter based in Bermuda. It is one of the world’s largest private providers of political risk insurance, offering its clients innovative solutions to the problems of managing and transferring political risks in emerging markets. At the end of its fiscal year, in June 2004, Sovereign’s portfolio was approximately U.S.$5.9 billion, spread over 80 emerging markets. Its clients include global financial institutions, commercial banks and Fortune 500 companies. Sovereign is also a leading provider of reinsurance and co-insurance to multilateral agencies such as MIGA of the World Bank, the Inter-American Development Bank, and bilateral agencies, including Export Development Corporation of Canada, Overseas Private Investment Corporation of the U.S., and many of the other Organisation for Economic Co-Operation and Development (OECD) Export Credit Agencies.

Sovereign is 50% owned by each of XLIB and ACE Bermuda, which are among the world’s leading insurance and financial services companies, and issues its policies on behalf of these two companies. Policies issued by Sovereign are underwritten 50:50 by XLIB and ACE Bermuda, on a several, not joint basis. XLIB and ACE Bermuda are rated AA- and A+ (financial strength), respectively, by S&P. Moody’s has assigned a financial strength rating of Aa2 to XLIB and Aa3 to ACE Bermuda. In addition, the A.M. Best Company rates both XLIB and ACE A+ (Superior). None of the ratings contained in this paragraph constitute a recommendation to purchase or sell any of the notes described herein. These ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of, the applicable rating agency.

XLIB is wholly-owned by XL Capital Ltd (NYSE ticker symbol “XL”), which through its operating subsidiaries is a leading provider of insurance and reinsurance coverage and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. The summary information contained herein relating to XL Capital Ltd and XLIB should be read in conjunction with, and is qualified in its entirety by, XL Capital Ltd’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents on file with (or furnished to) the SEC.

ACE Bermuda is wholly-owned by ACE Limited (NYSE ticker symbol “ACE”), which is the Bermuda-based holding company of the ACE Group of Companies, a leading provider of insurance and reinsurance serving a diverse group of clients. A component of the Standard & Poor’s 500 stock index, ACE Group conducts its business on a worldwide basis with operating subsidiaries in nearly 50 countries. The summary information contained in this paragraph relating to ACE Bermuda and ACE Limited should be read in conjunction with, and is qualified in its entirety by, ACE Limited’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents on file with (or furnished to) the SEC.

The Insurance Policy

On the issue date, Sovereign, as agent on behalf of XLIB and ACE Bermuda, will issue the insurance policy to the trustee for the benefit of the noteholders. The insurance policy will only cover losses arising from our failure to make payments of interest on the notes and certain premiums due under the insurance policy upon a currency inconvertibility/non-transfer event. The insurance policy does not cover the risk of devaluation of reais. Sovereign’s obligation to pay claims under the insurance policy is limited to a maximum of 18 months’ interest on the notes plus premium payments due with respect to year four through the end of the policy period (which we refer to as the “policy limit”). In no event shall a single claim payment exceed the amount of one scheduled payment and/or premium payment.

Under the terms of the insurance policy, only the trustee will have the right to present a claim to Sovereign and request payment upon a loss due to the occurrence of a currency inconvertibility/non-transfer event (which continues uninterrupted for the duration of the waiting period) (as such terms are defined below) that begins prior to the end of the policy period, provided that if a subordination event (as defined in the indenture) is in effect on the date that Sovereign is otherwise obligated to pay compensation hereunder, Sovereign shall not pay such compensation to the trustee until one business day after receiving notice from the trustee that the subordination event has ended. If, after compensation is paid to the trustee, but before application of such compensation to the payment of the scheduled payment on the notes, a subordination event commences, the trustee shall promptly return such compensation amount to Sovereign together with any and all interest accrued thereon pursuant to the terms of the indenture (which we refer to as the “returned compensation amount”). If, prior to receiving any returned compensation amount from the trustee, Sovereign has received any local currency or policy currency amounts from us as a required delivery pursuant to the terms of the insurance policy, Sovereign shall, promptly after receiving such returned compensation amount, refund all such amounts to us together with any and all interest accrued thereon pursuant to the terms of the issuer consent agreement. Subject to the required delivery back to Sovereign of such local currency or policy currency pursuant to the terms of the insurance policy, Sovereign shall pay such returned compensation amount back to the trustee within one business day of receipt of notice from the trustee that the subordination event has ended.

Prior to the issuance of the insurance policy, we, on behalf of the trustee, will be required to pay to Sovereign three years of premium payments on the insurance policy plus the initial refundable premium. On the third anniversary of the inception of the insurance policy through the end of the policy period, we, on behalf of the trustee, will be required to pay an annual premium payment to Sovereign. In order to meet its obligation to refund the initial refundable premium to us and to pay the initial claim under the insurance policy, on the date of issuance of the notes, Sovereign will pay to the trustee, for deposit in the reserve account, the amount of the initial refundable premium. Upon payment to the trustee of such amount for deposit into the reserve account, Sovereign shall be deemed to have satisfied its obligation to cover a claim in respect of the first of the three scheduled payments covered by the insurance policy and the policy limit shall be deemed reduced accordingly.

The trustee, on behalf of the noteholders, is the sole beneficiary under the insurance policy. Only the trustee may exercise the rights and perform the obligations of the trustee under the insurance policy. No individual noteholder shall have or exercise any rights or perform any obligation under the insurance policy in its own name or in lieu, in the name, or on behalf of the trustee.

The following terms have the respective meanings set forth below:

“currency inconvertibility/non-transfer event” means (i) measures taken, directed, authorized, ratified or approved by the host government that directly prevent us from converting local currency to policy currency and/or remitting policy currency outside the host country, or (ii) the failure of the host government (or entities authorized under the laws of the host country to operate in the foreign exchange markets) to effect such conversion and/or remittance. For the avoidance of doubt, currency inconvertibility/non-transfer events shall include expropriation, confiscation, nationalization, discriminatory legislative actions or other governmental measures taken by the host government that have the effect of depriving us of the use or control of local currency or policy currency funds, but only to the extent that on the date of loss such funds have been deposited into a bank account owned by us and such funds have been designated by us for the making of the interest payment or premium payment that is the subject of the loss.

“date of loss” means the due date on which we have failed to make a scheduled payment as a result of a currency inconvertibility/non-transfer event. For purpose of the insurance policy, a failure to make a scheduled payment shall be deemed to have occurred notwithstanding any payment thereof made by the trustee’s drawing upon the reserve account.

“due date” means the 24th of each April and October, commencing in April, 2004 and ending on and including the maturity date (as defined in the indenture) subject to the business day convention specified in the indenture; provided that if any payment of interest is deferred pursuant to Section 2.8(a) of the indenture because we are not in compliance with the risk-based capital requirements, the due date for such payment of interest shall be the date on which we are obliged to make payment of such deferred interest.

“event of termination” means (i) a material breach of the insurance policy by the trustee (including, without limitation, failure to make any premium payment when due under the insurance policy), (ii) a material misrepresentation by the trustee (whether under the insurance policy, in any claim application thereunder, or in the submission materials), (iii) an event of default (as defined in the issuer consent agreement) occurs with respect to any representation or warranty made by or on behalf of the Issuer in or pursuant to the issuer consent agreement, or (iv) an event of default (as defined in the issuer consent agreement) arising from the Issuer’s failure to comply with certain obligations under the issuer consent agreement including, without limitation, to (a) do all things practicable to avoid or diminish a loss under the insurance policy, (b) not alter any transaction document with respect to the indenture and the notes, and (c) not assert, with respect to Sovereign, as subrogee and assignee in respect of the notes, any claims, defenses, counterclaims, rights of set-off, or other excuses for non-payment that we may have with respect to the notes.

“host country” means the Federative Republic of Brazil.

“host government” means the present or any succeeding governing authority (without regard to the method of its succession or as to whether it is internationally recognized) in effective control of all or any part of the territory of the host country or any political or territorial subdivision thereof.

“issuer consent agreement” means the issuer consent agreement dated as of October 24, 2003, among Sovereign and us (acting through our Grand Cayman branch and our principal office in Brazil) and relating to Sovereign’s issuance of the insurance policy.

“local currency” means the lawful currency of the Federative Republic of Brazil.

“loss” means, without regard to whether we may be able to make any scheduled payment or premium payment in the policy currency from offshore sources outside the host country, any loss that is sustained by the trustee due to our failure to make a scheduled payment or our inability to pay a premium payment, that, in either case, is caused solely and directly by a currency inconvertibility/non-transfer event, which meets the terms, conditions and exclusions of the insurance policy and for which the trustee seeks compensation under the insurance policy. For the purpose of the insurance policy, notwithstanding that the trustee has been able to draw on the reserve account and has made the payment to the noteholders, the loss is deemed to have occurred and Sovereign shall pay the claim on the insurance policy to the trustee in accordance with the terms of the insurance policy for application to the next scheduled payment.

“policy currency” means U.S. dollars.

“policy period” means from October 24, 2003 until October 24, 2013, unless the maturity of the notes is extended due to the occurrence of a currency inconvertibility/non-transfer event which has occurred and is continuing on October 24, 2013, in which event, the end of the policy period shall be the earlier to occur of (i) April 24, 2015 (a date which is 18 months after the original maturity date of the notes) and (ii) the date that is (a) 30 days after the date on which such currency inconvertibility/non-transfer event has ended, so long as any violation by us of the risk-based capital requirements, if applicable, shall have ceased at least 14 calendar days prior to the end of such 30-day period, or (b) in all other cases, if we are in violation of the risk-based capital requirements, 14 calendar days after the date on which we are no longer in violation of the risk-based capital requirements.

“premium payments” means any payments of premium required under the insurance policy.

“reference rate of exchange” means the PTAX 800 Closing Sell Rate on the date of loss for foreign private debt service or, if not published or otherwise unavailable, the official exchange rate applied by the Central Bank or equivalent entity of the host country for the category of remittance that is the subject of a claim. If, however, policy currency was not generally available at the applicable official exchange rate and conversion of local currency into policy currency was effected through another legal and normal channel for transactions of the type contemplated in the indenture, then the exchange rate shall be the effective rate obtained through that channel. If no exchange rate can be determined pursuant to the above, the reference rate of exchange shall mean the last available official exchange rate applied by the Central Bank or equivalent entity of the host country for foreign private debt service prior to the date of loss. In all cases, the exchange rate shall be net of all deductions for governmentally imposed charges, such as taxes and commissions.

“scheduled payment” means, with respect to any due date, the interest payable on the notes at the note rate, excluding, without limitation, the additional interest amount (as defined in the indenture), or any penalty or default interest or fees.

“waiting period” means a continuous period of 148 days, commencing on the first day after the date of loss. A loss shall not be indemnified under the insurance policy until the expiration of the waiting period. Coverage under the insurance policy shall not be prejudiced if the waiting period extends beyond the policy period.

Payments under the Insurance Policy

In the event of a loss, and subject to the terms, conditions and limitations of the insurance policy, Sovereign will be required to pay compensation to the trustee, in U.S. dollars, in an amount equal to the U.S. dollar equivalent (as determined by the reference rate of exchange computed on the date of loss) of the scheduled payment on the notes that could not either be converted from reais and/or transferred outside of the host country by us as a result of a currency inconvertibility/non-transfer event.

Upon the occurrence and continuance of the initial loss on any payment date, or the maturity date, as applicable, the trustee may withdraw from the amount on deposit in the reserve account the required scheduled payment on the notes and pay such amount to the noteholders, and to the extent that such date is not the maturity date, the trustee will make a claim on the insurance policy to cover the required scheduled payment on the notes on the next payment date. In the event that a loss has occurred and is continuing on any subsequent payment date, the required scheduled payment would be paid by Sovereign to the trustee, in accordance with, and subject to the terms, conditions and limitations of, the insurance policy and to the extent of the amount remaining available under the policy limit.

No payments under the insurance policy will be made in respect of any Additional Amounts or any interest which has accrued at a rate in excess of the interest rate for the notes established as of the Issue Date. In no event shall the total amount of payments to be made by Sovereign under the insurance policy exceed the policy limit, regardless of the number of losses incurred by the trustee.

The insurance policy is issued by Sovereign as agent on behalf of the insurers. Each insurer’s interests and liabilities under the insurance policy shall be separate and apart from the interests and liabilities of the other insurer under the insurance policy. The interests and liabilities of the insurers under the insurance policy are several and not joint, and each insurer’s interests and liabilities under the insurance policy shall be limited to 50% of the total insured liabilities under the insurance policy. Payment of loss by each insurer shall be made on a pro rata basis. In no event shall an insurer participate in the interests and liabilities of the other insurer, and the trustee acknowledges and agrees that neither Sovereign, as agent, nor any insurer, shall be responsible for the interests and liabilities of any insurer which for any reason does not satisfy all or part of its obligations under the insurance policy

Exclusions from payments under the Insurance Policy

The insurance policy provides that Sovereign shall not make payments under the insurance policy for any loss or any portion thereof arising out of certain events, including, but not limited to: (i) subject to the provisions of the third paragraph below, any laws, judicial precedents, regulations, practices, policies, procedures, restrictions or other acts or conditions which, at the inception of the policy period, were in effect (including, without limitation, any restriction on convertibility or transfer that applied to transactions of a similar nature) and which, at the inception of the policy period, would have the effect of causing a currency inconvertibility/non-transfer event to be in effect (if a scheduled payment were then due and payable) and that should reasonably have been known to the trustee and/or to us; (ii) business interruption, contingent business interruption, extra expense or other time element losses, delay, loss of market, or other consequential losses, whether before, during or after the waiting period; (iii) subject to the provisions of the third paragraph below, failure of the trustee and/or of us to comply with the laws or regulations of the host country (including, but not limited to, obtaining and maintaining valid licenses, applications, and approvals) which failure materially and adversely affects either (a) the ability of the trustee or of us to convert local currency or to transfer policy currency outside the host country or (b)  Sovereign’s ability to recover any loss; (iv) any debt, insolvency, commercial failure, failure to provide bond or security, or any other financial cause including, but not limited to, our insolvency or financial default, and/or any legitimate action of the host government taken under the applicable bankruptcy laws thereof or taken to enforce any contractual agreement to which we may be a party, or to enforce the right of any titleholder to repossess property; (v) currency fluctuations and/or devaluations whether as a result of market forces or government action; (vi) duties, taxes, penalties or fines imposed on the trustee and/or on us; (vii) misrepresentations including (a) the trustee’s material breach of the terms of the insurance policy, (b) the trustee’s and/or our failure to disclose to Sovereign any information that is material to the insurance policy, (c) the trustee’s material misrepresentation under the insurance policy, under any preliminary application or final application (each as defined in the insurance policy), or under the application for insurance, the supporting documents and any other written material information provided to Sovereign by the trustee or by us prior to the inception of the policy period (which we refer to as the “submission materials”), and/or (d) our material misrepresentation under the issuer consent agreement or in the submission materials; and (viii) an event of default (as defined in the issuer consent agreement) under the issuer consent agreement.

In addition, upon (i) a material breach of the insurance policy by the trustee, (ii) an event of default (as defined in the issuer consent agreement) under the issuer consent agreement, or (iii) a material misrepresentation by the trustee (whether under the insurance policy, in any claim application hereunder, or in the submission materials (as defined in the insurance policy)) Sovereign may (a) refuse to pay compensation to the trustee, (b) if such breach or event was in existence at the time Sovereign paid compensation under the insurance policy, recover such paid compensation from the trustee or from any subsequent compensation payable hereunder; or (c) if such default constitutes an event of termination, terminate the insurance policy effective as of the date of the default by giving notice to the trustee. Sovereign may also cancel the insurance policy if any premium payment has not been received by the relevant due date (other than premium payments covered by the insurance policy during the occurrence and continuance of a currency inconvertibility/non-transfer event which shall be due to Sovereign in accordance with the terms of the insurance policy). Upon termination of the insurance policy by Sovereign, we shall pay to Sovereign one-half (50%) of the unearned premium due thereunder.

Notwithstanding anything to the contrary set forth in the insurance policy or the issuer consent agreement, a claim shall be compensable under the insurance policy notwithstanding that (i) we have not obtained foreign exchange approval from the Central Bank to make scheduled payments or premium payments in policy currency from onshore sources within the host country and (ii) at the inception of the insurance policy, Central Bank approval is required for issuers wishing to make payments on instruments such as the notes; provided, however, that we must have obtained all licenses and approvals from the host government and from the Government of the Cayman Islands necessary to make payments on the notes from offshore sources as contemplated at the inception of the insurance policy acting through our Grand Cayman branch, (y) our representations and warranties in the issuer consent agreement must be true and correct, and (z) we undertake to use reasonable efforts to obtain such approvals or licenses should they become applicable in connection with a payment from onshore sources within the host country.

Claims and Reimbursements under the Insurance Policy

The insurance policy requires that the trustee submits a preliminary written claim to Sovereign within 15 days from the date of loss. The trustee must file a final written claim with Sovereign within 148 days from the date of loss. The trustee is required to provide any additional evidence material to Sovereign’s determination regarding the claim, as reasonably requested by Sovereign, in order to establish the claim. Any such request by Sovereign shall be made no later than 85 days after the date of loss. So long as the trustee provides any such additional evidence, Sovereign will make a determination regarding the claim and pay compensation no later than 30 days from the date of receipt of the final and complete claim but not before the expiry of the waiting period. Failure of the trustee to comply with the foregoing time periods will not release Sovereign from liability, but the time period to pay shall be extended day-for-day by the period of delay, provided, however, that in no event shall the final application be submitted later than 365 days after we have failed to make a scheduled payment due to a currency inconvertibility/non-transfer event.

As a condition to any payment of compensation by Sovereign, (i) the trustee shall transfer, assign, convey, set over and deliver to Sovereign or its designee all of the trustee’s right, title and interest in the related scheduled payments under the notes and for the related premium payments, as applicable, which are the subject of the loss, and all claims against the host government or other parties associated with or arising out of a loss and (ii) we (to the extent not otherwise paid through the foregoing right of subrogation) shall pay or cause to be paid over to Sovereign (a) in connection with an inconvertibility claim, the local currency equivalent of the scheduled payment and/or premium payment, the subject of the claim under the insurance policy (at an exchange rate equal to the reference rate of exchange) or (b) in connection with a non-transfer claim, the U.S. dollars, the subject of the claim under the insurance policy. The trustee shall take all reasonable steps requested by Sovereign to assist it, and we shall assist it, in recovering any loss paid under the insurance policy including, without limitation, (i) initiation and prosecution in the trustee’s name (at Sovereign’s expense) of any such recovery efforts, and (ii) enlisting the cooperation of the United States government to assist in recovery (at Sovereign’s expense) by diplomatic means and/or formal proceedings. Sovereign may, to the extent such rights have been transferred or obtained by Sovereign in the indenture, direct the trustee to take any action, consistent with the terms of the indenture, with regard to the notes or the rights that relate to Sovereign as Sovereign may reasonably require. If at any time the trustee and/or Sovereign shall obtain recoveries in respect of a loss paid under the insurance policy, or the trustee receives any payments from us under the indenture or the notes after the payment of a claim under the insurance policy by Sovereign, the amounts of any such recoveries or payments will be applied, prior to any payment under the indenture or on the notes but, with respect to any payments received by the trustee, after any required payments to the trustee in respect of fees, expenses or indemnification, first, to the full repayment of compensation paid by Sovereign to the trustee; second, to the full payment of any loss adjustment expenses incurred by Sovereign and associated with the loss; third, to the full payment of interest on the foregoing amounts, if any, equal to the note rate; fourth, to the full payment of all unpaid premiums (including accelerated unpaid premiums payable by us pursuant to the issuer consent agreement) due and owing; and fifth, to the full payment to the trustee of uninsured loss suffered by the noteholders.

Arbitration

Disputes, controversies or claims arising out of or relating to the insurance policy or to the breach, cancellation, termination or validity of the insurance policy shall be finally and fully determined at the London Court of International Arbitration in London according to its rules in effect at the date of submission, and the laws of England and Wales applicable to arbitration procedure, including the provisions of the Arbitration Act of 1996 and/or any statutory modifications or amendments thereto, shall govern the procedural aspects of such arbitration proceedings. For the avoidance of doubt and as set forth in the insurance policy, in any such arbitration the insurance policy shall be governed by and construed in accordance with the laws of the State of New York. In no event may the arbitrators award the trustee more than the sum of the applicable policy limit, the costs of the arbitration, and interest calculated from the date compensation was denied, using the average one month LIBOR rate in effect during the period, compounded quarterly. Unless the trustee initiates arbitration, Sovereign’s liability with respect to any claim for compensation hereunder and any related claims or causes of action shall expire one year after Sovereign notifies the trustee of its final determination with respect to such claim. The liability of the trustee, if any, in connection with the selection of any arbitrator or in connection with any arbitral award shall be the liability of the trustee in its capacity as trustee under the indenture and not in its individual or personal capacity.

Governing law

The insurance policy will be governed by the laws of the State of New York, except for certain limited circumstances set forth in the insurance policy. The laws of England and Wales governing arbitration procedure shall govern any arbitration procedure applicable to any arbitration under the insurance policy.

The Issuer Consent Agreement

We will enter, as an inducement to Sovereign entering into the insurance policy, into the issuer consent agreement that will require us to make certain representations and take certain actions relating to the insurance policy.

Representations, Warranties and Covenants

We will represent and agree with Sovereign that we have all necessary power, authority and capacity to enter into the issuer consent agreement, the insurance policy, the indenture and the notes, that we have obtained all consents and approvals required by us to enter into the issuer consent agreement, that we have no prior knowledge of any existing conditions in the host country that would, at the time of us entering into the issuer consent agreement, restrict us from making scheduled payments of interest on the notes or payments of premium under the insurance policy and that we have no knowledge that we or any of our directors, officers, employees or agents have been held by any court of competent jurisdiction to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, which would affect any material aspect of the notes. In addition, we will make certain representations regarding the accuracy of information we have provided and will provide to Sovereign, and give certain covenants regarding our commitment to avoid or diminish a loss under the insurance policy, to obtain and maintain all licenses, applications and approvals necessary to make the payments contemplated by the insurance policy and the indenture, not to disclose the terms of the insurance policy or the issuer consent agreement except in any disclosure document prepared or approved by us in connection with the issue offering and listing of the notes, to comply with all applicable laws and regulations (including, without limitation, Central Bank regulations), to provide access to Sovereign regarding our operations relating to the notes, the insurance policy or the issuer consent agreement, to give notice of the occurrence or termination of any subordination event (as defined in the indenture) or any event that could lead to an event of default or that could render Sovereign liable under the insurance policy, and to not agree to any modification, waiver, or amendment of the insurance policy, the indenture or the notes without Sovereign’s prior consent.

Events of Default

If we make a material misrepresentation with respect to any of the representations or materially breach any obligation contained in the issuer consent agreement and fail to cure that breach within 30 days of the occurrence of such breach, Sovereign may refuse to pay compensation for any loss under the insurance policy, if an event of termination occurs, terminate the insurance policy or take action to enforce any of its rights under the issuer consent agreement.

Subrogation

The notes shall not be discharged, satisfied, or otherwise terminated by reason of Sovereign’s payment of compensation to the trustee under the insurance policy in respect of any scheduled payment. Sovereign shall be subrogated to the rights of the noteholders to the extent of payment by Sovereign to the trustee. We shall not assert, with respect to Sovereign, as subrogee and assignee in respect of the notes, any claims, defenses, counterclaims, rights of set-off, or other excuses for non-payment that we may have with respect to the notes, any noteholder, or any scheduled payments due to any noteholder. We will take all actions reasonably requested by Sovereign to assist Sovereign or the trustee in preserving the property, interests, and rights transferred to Sovereign pursuant to the insurance policy and in prosecuting related claims consistent with the terms of the indenture.

Reimbursement

To the extent that Sovereign has not been reimbursed pursuant to the terms of the insurance policy, we will agree to reimburse Sovereign no later than 10 business days following the date of a written demand from Sovereign for the full and prompt payment in U.S. dollars of all amounts due and unpaid to Sovereign under the insurance policy. Sovereign’s right of reimbursement and rights to payment of other amounts under the issuer consent agreement shall constitute general unsecured obligations ranking senior to all of our subordinated debt obligations. Failure by us to comply with our reimbursement obligations shall not constitute an event of default pursuant to the issuer consent agreement and Sovereign shall not have the right to terminate the insurance policy or refuse to pay compensation for any loss as a result of such failure.

Premium Payment Obligation

If the insurance policy is cancelled pursuant to certain conditions of the insurance policy, we shall (i) pay an amount equal to one-half (50%) of the premium that would have otherwise been payable to Sovereign under the insurance policy for the remainder of the policy period; and (ii) if Sovereign pay any claim under the insurance policy, an amount equal to the premium that would have otherwise been payable to Sovereign on such claim amount under the insurance policy for the remainder of the policy period.

Termination

Our obligations under the issuer consent agreement shall terminate on the date on which the insurance policy and all of Sovereign’s obligations with respect thereto have been terminated or fulfilled and Sovereign has no further obligation under the insurance policy.

Arbitration

Any dispute, controversy or claim arising out of the issuer consent agreement will be determined by arbitration at the London Court of International Arbitration.

Choice of law

The issuer consent agreement will be governed by the laws of the State of New York. The laws of England and Wales governing arbitration procedure shall govern the arbitration procedure applicable to any arbitration under the issuer consent agreement.

In the event that there is any amendment or waiver of the terms of the insurance policy or the issuer consent agreement, we will prepare a supplemental offering memorandum in accordance with the rules of the Luxembourg Stock Exchange and give notice of such amendment or waiver to the noteholders in accordance with the terms of the indenture.

REGISTRATION RIGHTS AGREEMENT

The following summary describes certain provisions of the registration rights agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the registration rights agreement. Copies of the registration rights agreement may be obtained by prospective investors upon request to the trustee or the paying agent at the addresses set forth under “General Information “.

We entered into a registration rights agreement with the initial purchaser under which we agreed to file a registration statement with the SEC under the Securities Act, which we refer to as the exchange offer registration statement, with respect to an offer to exchange registerable securities, as defined below, for subordinated notes of our company, which we refer to as the exchange notes, with terms identical in all material respects to those of the notes (except that the exchange notes will not bear legends restricting their transfer), and to use our reasonable best efforts to cause the exchange offer registration statement to be declared effective as soon as practicable after such filing, but in no event later than September 30, 2004. When the exchange offer registration statement is declared effective, we will promptly commence the exchange offer and consummate the exchange offer by October 31, 2004. We will also use our reasonable best efforts to keep the exchange offer registration statement effective until the closing of the exchange offer.

If (i) we are not required to file the exchange offer registration statement described above because the exchange offer is not permitted by law or the policy of the SEC, or (ii) for any other reason the exchange offer registration statement is not declared effective by September 30, 2004 or the exchange offer is not consummated by October 31, 2004, then we will cause a shelf registration statement under Rule 415 under the Securities Act, which we refer to as the shelf registration statement, to be filed with the SEC to enable resales of registerable securities by those noteholders that satisfy the various conditions relating to the provision of information in connection with the shelf registration statement. If we are required to file the shelf registration statement, we will do so within 30 days after the earlier of (i) the day on which we determine we are not permitted to file an exchange offer registration statement; (ii) September 30, 2004 if the exchange offer registration statement has not been declared effective by such date; and (iii) October 31, 2004 if the exchange offer has not been consummated by such date. We will use our reasonable best efforts to keep the shelf registration statement effective for the earlier of two years from the date when it becomes effective plus the number of days the shelf registration is suspended (as described below) and the date on which all of the notes have been resold pursuant to that registration statement (except that during that period, we may prevent the noteholders from reselling notes pursuant to the shelf registration statement for periods of 30 consecutive days under the circumstances described in the registration rights agreement).

For purposes of the above, “registerable securities” means each note until the earliest to occur of:

  the date on which that note is exchanged in the exchange offer and may be resold to the public without complying with the prospectus delivery requirements of the Securities Act;

  the date on which that note has been sold or transferred pursuant to the shelf registration statement;

  the date on which that note is resold by a broker-dealer to a purchaser that receives a copy of the prospectus contained in the exchange offer registration rights agreement on or before the date of that resale (which prospectus must include all information relating to such resales that the SEC may require); or

  the date on which the note is distributed to the public under Rule 144 under the Securities Act.

The registration rights agreement will provide that if:

  any registration statement has not been declared effective by the SEC on or before the date specified in the registration rights agreement;

  the exchange offer has not been consummated by October 31, 2004; or

  any registration statement required by the registration rights agreement is filed and declared effective but later ceases to be effective or fails to be usable for its intended purpose without being succeeded within five business days by a post-effective amendment that cures that failure and is declared effective, then we will pay increased interest to the noteholders in an amount equal to 1.0% per annum until all registration defaults have been cured. When all registration defaults have been cured, the increased interest will cease. We will pay any increased interest on each interest payment date under the indenture to record holders of global notes by wire transfer in immediately available funds and to record holders of any certificated notes either by wire transfer or by mailing checks to their addresses appearing in the note register.

To participate in the exchange offer, a noteholder will be required at our request to represent in writing that:

  it is not our affiliate;

  it is not engaged in, and does not intend to engage in, and has no arrangement with any person to participate in, a distribution of the exchange notes; and

  it is acquiring the exchange notes in its ordinary course of business.

If the noteholder participating in the exchange offer is a broker-dealer, the noteholder will be required to deliver a prospectus in connection with any resale of its exchange notes.

Noteholders will be required to deliver information to be used in connection with the shelf registration statement in order to have their notes included in that registration statement. A noteholder selling notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the prospectus included in that registration statement and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by some of the provisions of the registration rights agreement, including certain indemnification obligations.

We will pay all expenses related to the performance of our obligations under the registration rights agreement, and we will indemnify noteholders (including broker-dealers that seek to sell exchange notes) against certain liabilities, including liabilities under the Securities Act. A broker-dealer that delivers a prospectus contained in the exchange offer registration statement in connection with resales of exchange notes will be subject to certain of the civil liability provisions under the Securities Act and will be bound by some of the provisions of the registration rights agreement, including certain indemnification provisions.

TAXATION

PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a nonresident of Brazil. The discussion is based on the tax laws of Brazil as in effect on the date hereof and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes.

As a general rule, non-Brazilian residents are taxed in Brazil only when income is derived from Brazilian sources. The applicability of Brazilian taxes with respect to payments on the notes will depend on the origin of such payments and the domicile of the recipient of such payments.

Payments on the notes made from our Grand Cayman Branch

Interest, fees, commissions, expenses, and any other income payable by our Grand Cayman Branch in respect of notes are not subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made with funds held by such entity outside of Brazil.

Since the notes will be issued through our Grand Cayman Branch and since payments of interest, fees, commissions and expenses are going to be made through our Grand Cayman Branch, Brazilian withholding income tax and other taxes are not applicable.

Gains on the sale or other disposition of the notes made outside Brazil by a nonresident, other than a branch or a subsidiary of a Brazilian resident, to another non-Brazilian resident are not subject to Brazilian taxes either.

Generally, there are no stamp, transfer or other similar taxes in Brazil with respect to the transfer, assignment or sale of the notes outside Brazil nor any inheritance, gift or succession tax applicable to the ownership, transfer or disposition of the notes, except for gift and inheritance taxes imposed by some Brazilian States on gifts and bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such States.

Payments on the notes made from Brazil

If we make payments of interest, fees, commissions, expenses, and any other income in respect of the notes directly from Brazil, such payments will be generally subject to income tax withholding at source at the rate of 15%, according to Section 10 of Normative Act 252 of December 3, 2002 (“Normative Act 252/02”), or such other lower rate as may be provided for in any applicable tax treaty between Brazil and another country. According to Normative Act 252/02, in the event the beneficiary of such payments is domiciled in a tax haven jurisdiction (as defined by Brazilian tax laws from time to time), payments on the notes are also subject to withholding in respect of Brazilian income tax at the general rate of 15%. However it is important to mention that pursuant to article 8 of Law No. 9.779 of January 19, 1999, if the relevant average term of the debt obligations is less than 96 months, the rate applicable to the beneficiary domiciled in a tax haven jurisdiction is 25% (article 691, IX of Decree No. 3.000 of March 26, 1999 and article 1, IX of Law No. 9.481 of August 13, 1997). Accordingly, there is a risk that the Brazilian Tax Authorities may change the understanding above and apply the 25% rate in the event that the beneficiary is domiciled in a tax haven jurisdiction.

Notwithstanding this fact, it is possible that such income tax withheld at source may be tax creditable in the country where the recipient is domiciled, according to the applicable tax regulations of such country.

United States Tax Considerations

The following summary of certain U.S. federal income tax considerations to U.S. holders and Non-U.S. holders (both as defined below) of the purchase, ownership, and disposition of notes issued by the Issuer deals only with the treatment of Holders who are original purchasers of such notes at the issue price and who hold such notes as capital assets (generally, assets held for investment). This summary does not address the material U.S. federal income tax consequences of every type of note which may be issued by the Issuer, and is not a complete listing of all possible U.S. federal income tax consequences of an investment in notes. In particular, this summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt investors, regulated investment companies, investors liable for the alternative minimum tax, certain U.S. expatriates, investors whose functional currency is not the U.S. dollar, dealers in securities or currencies, securities traders that elect market-to-market accounting treatment, persons that own (directly, indirectly or constructively) 10% or more of the stock, by vote or value, of the Issuer, or persons holding such notes as a hedge against currency risk, as part of an integrated transaction or “conversion transaction” or as a position in a “straddle” for U.S. tax purposes. Persons considering the purchase of notes should consult their own tax advisors concerning any application of U.S. federal income tax laws to their particular situation, as well as any consequences arising under the laws of any other state, local or foreign taxing jurisdiction. The information set out in this section is based on U.S. tax laws in effect as of the date of this Offering Memorandum, which are subject to change, potentially retroactively.

U.S. Holders

This subsection describes the tax consequences of a United States Holder (a “U.S. holder”). A U.S. holder is defined as a beneficial owner of a note who is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) an entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Internal Revenue Code of 1986, as amended) are authorized to control all substantial decisions of the trust, or (v) a partnership to the extent interests therein are held by persons described in (i) through (iv). A Non-U.S. holder is defined as a beneficial owner of a note who is not a U.S. holder.

Characterization of the Notes

The Issuer intends to take the position that the notes are debt of the Issuer for U.S. federal income tax purposes. However, as a result of (1) the level of subordination of the notes, (2) potential deferral of payments of interest and principal if the Issuer is not in compliance with risk-based capital requirements or the payments would cause the Issuer to no longer be in compliance with risk-based capital requirements and (3) potential deferral of payments of principal if the Issuer has insufficient U.S. dollars outside Brazil to make payments and is restricted in its ability to use U.S. dollars inside Brazil or to convert reais into U.S. dollars, there is a substantial possibility that the notes could be treated as equity of the Issuer for U.S. federal income tax purposes. U.S. holders should note that no rulings have been or will be sought from the IRS with respect to the classification of the notes, and no assurance can be given that the IRS or courts will not treat the notes as equity of the Issuer. Prospective purchasers should consult their tax advisers regarding the classification of the notes for these purposes.

Treatment As Debt of the Issuer

Assuming the notes are treated as debt of the Issuer for U.S. federal income tax purposes, payments on the notes will be treated in the manner described below.

Interest

Interest on a note (and Additional Amounts, if any) will be taxable to a U.S. holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for U.S. federal income tax purposes. There are special rules governing the treatment of interest paid with respect to notes having original issue discount, or OID. It is not anticipated that the notes will be issued with OID. However, if there is more than a remote likelihood that the Issuer will defer interest payments on the notes due to non-compliance with risk-based capital requirements, the notes will be issued with OID that is not de minimis. The Issuer believes that the likelihood of interest being deferred is, for this purpose, remote and thus that the notes should not be treated as having been issued with OID that is not de minimis. A U.S. holder who must include OID in income is required to do so on a constant yield to maturity basis, whether or not a cash payment is received on any payment date. If the Issuer were to defer an interest payment on the notes, the U.S. holder would be required to accrue OID on such notes using this method. Interest or OID, plus any Additional Amounts with respect thereto, paid by the Issuer on the notes will generally constitute income from sources outside the United States.

Effect of Withholding Taxes

Payments are expected to be made out of the Cayman Islands, which would not impose withholding tax on such payments. However, if payments are made out of Brazil, as discussed in “Taxation—Brazilian Tax Considerations”, under current law such payments of interest or OID by the Issuer will be subject to Brazilian withholding taxes. Under the terms and conditions of the notes, the Issuer is required to gross up for any Brazilian withholding tax. For U.S. federal income tax purposes, U.S. holders will be treated as having received the amount of Brazilian taxes withheld by the Issuer and as then having paid over the withheld taxes to the Brazilian taxing authorities. As a result of this rule, the amount included in gross income for U.S. federal income tax purposes by a U.S. holder with respect to a payment of interest or OID, plus any Additional Amounts with respect thereto, will be greater than the amount of cash actually received (or receivable) by the U.S. holder from the Issuer with respect to the payment.

Subject to certain limitations, a U.S. holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by the Issuer. For purposes of the foreign tax credit limitation, income is categorized into several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to foreign source income in that basket. Interest or OID on the notes generally will constitute foreign source income in the “high withholding tax interest” basket so long as the notes are subject to Brazilian withholding tax at a rate of 5% or higher. Interest or OID on the notes not subject to Brazilian withholding at such rates, including payments made out of the Cayman Islands, will constitute foreign source income in the “passive income” or, in the case of certain holders, “financial services income” basket. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of these Brazilian taxes.

Purchase, Sale, Exchange and Retirement of Notes

A U.S. holder’s tax basis in the notes will generally be its U.S. dollar cost. A U.S. holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized on such sale or retirement and the U.S. holder’s tax basis in the note. Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a note will be capital gain or loss. Gain or loss recognized by a U.S. holder on the sale or retirement of a note will be long-term capital gain or loss if the note was held by the U.S. holder for more than one year. Gain or loss realized by U.S. holders on the sale or retirement of a note generally will be U.S. source.

Treatment As Equity of the Issuer

If the notes are treated as equity of the Issuer, payments on the notes will be treated in the manner described below.

Interest

    General. If the notes are treated as equity of the Issuer, payments of interest will be treated as distributions paid with respect to shares of the Issuer’s stock. Subject to the PFIC rules discussed below, distributions paid by the Issuer out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Brazilian withholding tax paid by the Issuer with respect thereto, will generally be taxable to a U.S. holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the notes and thereafter as capital gain.

    Effect of Brazilian Withholding Taxes. As discussed in “Taxation—Brazilian Tax Considerations”, under current law payments of interest by the Issuer, if made from Brazil, will be subject to Brazilian withholding taxes. For U.S. federal income tax purposes, U.S. holders will be treated as having received the amount of Brazilian taxes withheld by the Issuer, and as then having paid over the withheld taxes to the Brazilian taxing authorities. As a result of this rule, the amount included in gross income for U.S. federal income tax purposes by a U.S. holder with respect to a payment of interest treated as dividends may be greater than the amount of cash actually received (or receivable) by the U.S. holder from the Issuer with respect to the payment.

Subject to certain limitations, a U.S. holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by the Issuer. Dividends paid by the Issuer generally will constitute foreign source income in the “passive income” basket or, in the case of certain holders, the “financial services income” basket. In certain circumstances, a U.S. holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on an interest payment classified as a dividend if the U.S. holder has not held the notes for at least 45 days in the 90-day period beginning 45 days before the ex dividend date.

Sale or other Disposition

Subject to the PFIC rules discussed below, upon a sale or other disposition of notes, a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. holder’s adjusted tax basis in the notes. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the notes exceeds one year. Any gain or loss will generally be U.S. source.

See “Passive Foreign Investment Company Considerations” below for a discussion of more adverse rules that will apply to a sale or other disposition of notes if the Issuer is or becomes a PFIC for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be a passive foreign investment company, or a PFIC, in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look-through rules”, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although interest income is generally passive income, a special rule allows “active” banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. Under current law, it is possible that the Issuer would not meet these requirements. However, Treasury regulations have been proposed, under which it is likely that the Issuer would qualify as an “active bank” for these purposes. Although these regulations will have a retroactive effective date, there can be no assurance that they will be issued in any particular final form. The Issuer’s possible status as a PFIC must be determined annually, and may be subject to change if the Issuer fails to qualify under this special rule for any year in which a U.S. holder holds notes, or if certain of the Issuer’s subsidiaries were to account for materially greater percentages of the Issuer’s overall earnings and assets. If the Issuer were to be treated as a PFIC in any year, U.S. holders of notes would be required (i) to pay a special U.S. addition to tax on certain excess distributions (generally, any distributions received by the U.S. holder on the notes in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years, or if shorter, the

U.S. holder’s holding period for the notes) and gains on sale and (ii) to pay tax on any gain from the sale of notes at the highest ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. The Issuer does not presently intend to comply with the reporting requirements necessary for a U.S. holder to make a qualified electing fund, or QEF election. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

Non-U.S. holders

Subject to the discussion of “backup” withholding below, interest (including OID if any) and any additional amounts on the notes is currently exempt from U.S. federal income taxes, including withholding taxes, if paid to a Non-U.S. holder unless (i) the Non-U.S. holder is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the code or (ii) the Non-U.S. holder is an individual or corporation that has an office or other fixed place of business in the United States to which the interest is attributable, the interest is derived in the active conduct of a banking, financing, or similar business within the United Sates or is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

In addition, (i) subject to the discussion of backup withholding below, a Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of a note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a Non-U.S. holder who is an individual, such holder is not present in the United Sates for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met and (ii) the notes will be deemed to be situated outside the United States for purposes of the U.S. federal estate tax and will not be includible in the gross estate for purposes of such tax in the case of a nonresident of the United States who is not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting

Payments of principal of and interest on, and the proceeds of sale or other disposition of notes, payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable regulations. Backup withholding will apply to these payments if the U.S. holder fails to provide an accurate taxpayer identification number on Internal Revenue Service Form W-9 or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Payments of principal and interest by a U.S. paying agent or U.S. intermediary to a holder of a note that is not a U.S. holder will not be subject to backup withholding tax and information reporting requirements if appropriate certification (Form W-8BEN or some other appropriate form) is provided by the holder to the payor and the payor does not have actual knowledge that the certificate is false. Certain U.S. holders (including, among others, corporations) are not subject to backup withholding. U.S. holders should consult their tax advisers as to the qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Cayman Islands Tax Considerations

The following is a general discussion of certain tax considerations for prospective investors in the notes. The discussion is based upon present law and interpretations of present law, both of which are subject to prospective and retroactive changes. The discussion does not consider any investor’s particular circumstances, and it is not intended as tax advice.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES UNDER THE LAWS OF THE CAYMAN ISLANDS, THE UNITED STATES, JURISDICTIONS FROM WHICH WE MAY DERIVE OUR INCOME OR CONDUCT OUR ACTIVITIES AND JURISDICTIONS WHERE INVESTORS ARE SUBJECT TO TAXATION.

Taxation of the Issuer

Under current law, we are not subject to income, capital, transfer, sales or other taxes in the Cayman Islands.

Our Grand Cayman branch was established in January 1982, registered under Part IX of the Companies Law of the Cayman Islands and granted a Class B (unrestricted) banking license to operate in the Cayman Islands under the Banks and Trust Companies Law (See “Description of Bradesco Grand Cayman Branch”).

Taxation to the Noteholders

No Cayman Islands withholding tax applies to distributions by us in respect of the notes. Noteholders are not subject to any income, capital, transfer, sales or other taxes in the Cayman Islands in respect of their purchase, holding or disposition of the notes.

Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$250 on each note.

Proposed European Union Directive on the Taxation of Savings

On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from January 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

THE ABOVE INFORMATION IS SET FORTH IN SUMMARY FORM ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE NOTES.

UNITED STATES ERISA AND CERTAIN OTHER CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans, which we collectively refer to as “ERISA plans”; and on those persons who are fiduciaries with respect to ERISA plans. Investments by ERISA plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA plan’s investments be made in accordance with the documents governing the ERISA plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, or the code, prohibit certain transactions involving the assets of an ERISA plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the code, such as individual retirement accounts to which we refer together with ERISA plans as plans) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such plans, unless a statutory or administrative exemption is applicable to the transaction.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the code may arise if any notes are acquired by a plan with respect to which we or the initial purchaser or any of its respective affiliates are a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the code may be applicable, however, depending in part on the type of plan fiduciary making the decision to acquire notes and the circumstances under which such decision is made. There can be no assurance that any exemption will be available with respect to any particular transaction involving the notes, or that, if an exemption is available, it will cover all aspects of any particular transaction. By its purchase of any notes, the purchaser thereof will be deemed to have represented and agreed either that (i) it is not and for so long as it holds notes will not be (and is not acquiring the notes directly or indirectly with the assets of a person who is or while the notes are held will be) an ERISA plan or other plan, an entity whose underlying assets include the assets of any such ERISA plan or other plan, or a governmental or other employee benefit plan which is subject to any U.S. federal, state or local law, or foreign law, that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the code, or (ii) its purchase and holding of the notes will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the code (or, in the case of such a governmental or other employee benefit plan, any such substantially similar U.S. federal, state or local law, or foreign law) for which an exemption is not available. Similarly, each transferee of any notes, by virtue of the transfer of such notes to such transferee, will be deemed to have represented and agreed either that (i) it is not and for so long as it holds notes will not be (and is not acquiring the notes directly or indirectly with the assets of a person who is or while the notes are held will be) an ERISA plan or other plan, an entity whose underlying assets include the assets of any such ERISA plan or other plan, or a governmental or other employee benefit plan which is subject to any U.S. federal, state or local law, or foreign law, that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the code, or (ii) its purchase and holding of the notes will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the code (or, in the case of such a governmental or other employee benefit plan, any such substantially similar federal, state or local law, or foreign law) for which an exemption is not available.

Governmental plans and certain church and other plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the code, may nevertheless be subject to state or other federal or foreign laws that are substantially similar to ERISA and the code. Fiduciaries of any such plans should consult with their counsel before purchasing any notes.

The foregoing discussion is general in nature and not intended to be all-inclusive. Any plan fiduciary who proposes to cause a plan to purchase any notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of notes to a plan is in no respect a representation by us or the initial purchaser that such an investment meets all relevant requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of the exchange notes, other than any holder that is a broker-dealer that acquired existing notes:

  as a result of market-making activities or other trading activities;

  or directly from us for resale pursuant to Rule 144A, Regulation S or another available exemption under the Securities Act,

who exchange their existing notes for exchange notes pursuant to this exchange offer may offer for resale and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are:

  acquired in the ordinary course of the holders’ business;

  the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  the holders are not our “affiliates”, within the meaning of Rule 405 under the Securities Act.

The staff of the SEC has not considered this exchange offer in the context of a no-action letter and we can give no assurance that the staff of the SEC would make a similar determination with respect to this exchange offer. Accordingly, any holder of existing note using this exchange offer to participate in a distribution of the exchange notes to be acquired in this exchange offer:

  cannot rely on the position of the staff of the SEC stated in Exxon Capital Holdings Corporation (avail. April 13, 1989) or similar letters; and

  must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Each broker-dealer who holds existing notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for the existing notes pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

By tendering existing notes in exchange for new notes, you will represent to us, among other things, that:

  you are acquiring the exchange notes in the ordinary course of your business;

  at the time of the commencement of this exchange offer, you have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes you will receive in this exchange offer;

  you are not our “affiliate”, within the meaning of Rule 405 under the Securities Act, or if you are an affiliate, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

  you have full power and authority to tender, exchange, sell, assign and transfer the tender existing notes;

  we will acquire good, marketable and unencumbered title to the tendered existing notes free and clear of all liens, restrictions, charges and encumbrances; and

  the existing notes tendered for exchange are not subject to any adverse claims or proxies.

If you are not a broker-dealer, by tendering existing notes and executing a letter of transmittal, you represent and agree that you are not engaged in, and do not intend to engage in, distribution of the exchange notes within the meaning of the Securities Act.

A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired as a result of market-making activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business on the 120th day following the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Broker-dealers that receive exchange notes for their own account pursuant to this exchange offer may resell the exchange notes from time to time in one or more transactions:

  in the over-the-counter market;

  in negotiated transactions;

  through the writing of options on the exchange notes; or

  a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that it receives for its own account in this exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit from any resale of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivers a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all registration expenses incident to this exchange offer other than the expenses of counsel to the underwriters or holders of the existing notes as well as underwriting discounts and commissions and transfer taxes, if any.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Clifford Chance US LLP, our U.S. counsel. Matters of Brazilian law will be passed upon for us by Pinheiro Neto – Advogados, our Brazilian counsel. Matters of Cayman Islands law, relating to the notes and the indenture, will be passed upon for us by Appleby Spurling Hunter, our Cayman Islands counsel.

ENFORCEABILITY OF CIVIL LIABILITIES

Brazil

We are a corporation organized under the laws of Brazil. Substantially all of our directors and executive officers and certain advisors named herein reside in Brazil or elsewhere outside the United States, and all or a significant portion of the assets of such persons may be, and substantially all of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or other jurisdictions outside Brazil upon such persons or to enforce against them or against us judgments obtained in such courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or predicated upon the laws of such other jurisdictions which abide Brazil. In the terms and conditions of the notes, we will (i) agree that the courts of the state of New York and the federal courts of the United States, in each case sitting in the borough of Manhattan, the city of New York shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with the notes and, for such purposes, irrevocably submit to the jurisdiction of such courts and (ii) name an agent for service of process in the borough of Manhattan, the city of New York. See “Description of the Notes”.

We have been advised by Pinheiro Neto, our Brazilian counsel, that judgments of non-Brazilian courts for civil liabilities predicated upon the securities laws of such countries, including the securities laws of the United States, subject to certain requirements described below, may be enforced in Brazil. A judgment against either us (including our Grand Cayman branch) or any other person described above obtained outside Brazil would be enforceable in Brazil against us or any such person without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation, generally, will occur if the foreign judgment:

  fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

  is issued by a competent court after proper service of process is made in accordance with Brazilian legislation;

  is not subject to appeal;

  is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

  is not contrary to Brazilian national sovereignty, public policy or public morality (as set forth in Brazil law).

Notwithstanding the foregoing, no assurance can be given that confirmation will be obtained, that the process described above can be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil with respect to the notes. We understand that original actions predicated on the securities laws of countries other than Brazil may be brought in Brazilian courts and that, subject to Brazilian public policy, public morality and national sovereignty Brazilian courts may enforce civil liabilities in such actions against us, our directors, certain of our officers and the advisors named herein. Pursuant to Article 835 of the Brazilian Code of Civil Procedures, a plaintiff (whether Brazilian or non-Brazilian) who resides outside or leaves Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge. This requirement does not apply to enforcement of foreign judgments which have been duly confirmed by the Brazilian Federal Supreme Court, nor to the exceptions set forth in certain limited circumstances (enforcement of trade bills and counterclaims) under Article 836 of such code.

Cayman Islands

Our Grand Cayman branch is duly licensed and qualified to do business as a branch of a foreign bank according to the laws of the Cayman Islands. The Cayman Islands has a less developed body of securities law as compared to the United States and provides protection for investors to a significantly lesser extent.

We have been advised by Appleby Spurling Hunter, our Cayman Islands Counsel, that a final and conclusive judgment in personam of the courts of the State of New York or Brazil having competent jurisdiction for a debt or definite sum of money (other than a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other similar penalty) and obtained without fraud or without breaching the principles of natural justice in the Cayman Islands or in contravention of Cayman Islands public policy in respect of any of the transaction documents would be recognized and enforced by the Courts of the Cayman Islands by originating action on such judgment.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers Auditores Independentes, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Banco Bradesco S.A. Audited Consolidated Financial Statements

U.S.$500,000,000

BANCO BRADESCO S.A.

Offer to Exchange all Outstanding
8.75% Subordinated Notes due 2013
for 8.75% Subordinated Notes due 2013
that have been Registered under
the Securities Act of 1933

PROSPECTUS

____________, 2004

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2002 and 2003 and for each of the
three years in the period ended December 31,
2003 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries (the "Company") at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As presented in Notes 2 (o) and 11 to the consolidated financial statements, on January 1, 2002 the Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
June 25, 2004.

Banco Bradesco S.A.

Consolidated Balance Sheets
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

Assets:	2002	2003

Cash and due from banks	2,725	2,473
Interest-earning deposits in other banks	2,379	5,170
Federal funds sold and securities purchased under agreements to resell	12,674	26,175
Brazilian Central Bank compulsory deposits	16,057	16,690
Trading securities, at fair value	22,783	37,073
Available for sale securities, at fair value	4,766	6,194
Held to maturity securities	4,001	3,265
Loans	52,324	54,795
Allowance for loan losses	(3,455)	(3,846)

Net loans	48,869	50,949
Equity investees and other investments	550	295
Premises and equipment, net	2,993	3,106
Intangible assets, net	1,778	1,740
Other assets	10,300	13,200

Total assets	129,875	166,330

Liabilities and shareholders’ equity:
Deposits from customers:
Demand	13,374	12,912
Savings	20,731	22,140
Time	22,202	22,944
Deposits from financial institutions	26	31

Total deposits	56,333	58,027
Federal funds purchased and securities sold under agreements to repurchase	7,633	27,490
Short-term borrowings	9,639	7,795
Long-term debt	13,389	20,093
Other liabilities	31,826	39,260

Total liabilities	118,820	152,665

Commitments and contingencies (Note 23)

Minority interest in consolidated subsidiaries	203	73

Shareholders' equity:
Common shares - no par value (issued and authorized at December 31,
2002 – 72,914,060 and December 31, 2003 – 79,894,006)	2,638	3,525
Preferred shares - no par value (issued and authorized at December 31,
2002 – 70,853,761 and December 31, 2003 – 78,693,936)	2,562	3,475
Treasury shares (at December 31, 2002 – common shares – 979,790 and at
December 31, 2003 - common shares – 57,480)	(86)	(7)
Additional paid-in capital	8	56
Appropriated retained earnings	1,232	1,347
Unrealized gains on available for sale securities, net of taxes	235	681
Unappropriated retained earnings	4,263	4,515

Total shareholders' equity	10,852	13,592

Total liabilities and shareholders' equity	129,875	166,330

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2001	2002	2003

Interest income:
Interest on loans	11,672	17,025	12,176
Interest on federal funds sold and securities purchased under
agreements to resell	2,263	2,947	3,861
Interest on securities:
Trading	3,833	3,595	5,932
Available for sale	352	487	397
Held to maturity	-	1,954	482
Interest on deposits in other banks	219	296	347
Interest on Brazilian Central Bank compulsory deposits	299	2,058	1,459
Other	14	32	62

Total interest income	18,652	28,394	24,716

Interest expense:
Interest on deposits:
From customers:
Savings deposits	(1,381)	(1,585)	(2,038)
Time deposits	(1,876)	(3,188)	(4,235)
From financial institutions	(24)	(36)	(111)
Interest on federal funds purchased and securities sold
under agreements to repurchase	(1,921)	(2,051)	(2,855)
Interest on short-term borrowings	(1,928)	(3,975)	387
Interest on long-term debt	(2,029)	(4,092)	(865)

Total interest expense	(9,159)	(14,927)	(9,717)

Net interest income	9,493	13,467	14,999

Provision for loan losses	(1,763)	(2,543)	(2,034)

Net interest income after provision for loan losses	7,730	10,924	12,965

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated
(continued)

	Year ended December 31,

	2001	2002	2003

Non-interest income:
Fee and commission income	2,866	2,894	3,463
Trading (losses)/gains	(287)	(2,006)	45
Net realized gains (losses) on available for sale securities	372	(38)	738
Net gains on foreign currency transactions	247	148	198
Equity in earnings of unconsolidated companies, net	109	150	60
Insurance premiums	4,946	5,308	6,149
Pension plan income	713	21	64
Other non-interest income	640	1,486	392

Total non-interest income	9,606	7,963	11,109

Non-interest expense:
Salaries and benefits	(3,329)	(3,992)	(4,677)
Administrative expenses	(2,868)	(3,421)	(3,909)
Amortization of intangible assets	(115)	(230)	(266)
Insurance claims	(3,251)	(3,614)	(4,333)
Changes in provisions for insurance, pension plans, certificated
savings plans and pension investment contracts	(1,847)	(2,261)	(3,777)
Pension plan operating expenses	(459)	(370)	(637)
Insurance and pension plan selling expenses	(690)	(669)	(762)
Depreciation and amortization	(463)	(459)	(744)
Other non-interest expense	(1,476)	(1,583)	(2,313)

Total non-interest expense	(14,498)	(16,599)	(21,418)

Income before income taxes and minority interest	2,838	2,288	2,656
Taxes on income:
Current expense	(687)	(948)	(1,124)
Deferred benefit	137	787	778

Total taxes on income	(550)	(161)	(346)

Change in accounting principle (see Note 11)	-	27	-

Income before minority interest	2,288	2,154	2,310
Minority interest	(18)	(12)	(8)

Net income	2,270	2,142	2,302

Net income applicable to each class of shares(2):
Common shares	1,097	1,031	1,104
Preferred shares	1,173	1,111	1,198

Net income	2,270	2,142	2,302

Earnings per shares (in reais)(1) (2):
Common shares	15.11	14.23	14.35
Preferred shares	16.62	15.65	15.79
Weighted average number of shares outstanding(2):
Common shares	72,667,793	72,446,557	76,960,037
Preferred shares	70,580,416	70,982,956	75,860,162

(1)	None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share (see Note 2 (u)).
(2)	On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, forming a total of 158,587,942 registered nominative shares, with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share and weighted average number of shares information have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statements of Cash Flow
Expressed in millions of Brazilian reais

	Year ended December 31,

	2001	2002	2003

Operating activities:
Net income	2,270	2,142	2,302
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	1,763	2,543	2,034
Provision for other investments	73	4	21
Provision for insurance, pension plans, certificated savings
plans and pension investment contracts	1,847	2,261	3,777
Depreciation and amortization	463	459	744
Amortization of intangible assets	115	201	266
Equity in earnings of unconsolidated companies, net	(109)	(150)	(60)
Loss on foreclosed assets, net	66	99	128
Net realized (gains) losses on available for sale securities	(372)	38	(738)
(Gains) losses on sale of premises and equipment, net	(23)	232	(32)
(Gains) losses on sale of unconsolidated companies	8	(81)	(261)
Deferred tax benefit	(137)	(787)	(778)
Minority interest	18	12	8
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	690	(1,441)	24
Net increase in interest payable	422	831	1,114
(Increase) decrease in trading assets	(8,167)	(674)	(16,712)
(Increase) decrease in other assets	(887)	802	(1,913)
Net increase in foreign exchange portfolio	56	1,525	(1,390)
Increase in other liabilities	2,279	3,697	3,386

Net cash provided by (used in) operating activities	375	11,713	(8,080)

Investing activities:
Net (increase) decrease in Brazilian Central Bank compulsory deposits	(2,961)	(7,192)	287
Purchases of available for sale securities	(4,333)	(3,941)	(3,968)
Proceeds from sale/maturities of available for sale securities	4,314	5,036	4,647
Purchases of held to maturity securities	-	(594)	(117)
Proceeds from maturities of held to maturity securities	-	1,965	141
Net increase in loans	(7,370)	(4,989)	(229)
Acquisition of subsidiaries, net of cash and cash equivalents received	-	270	(1,220)
Purchases of unconsolidated companies	(75)	(56)	-
Purchases of premises and equipment	(552)	(658)	(786)
Postal Services prepayment	(200)	-	-
Proceeds from sale of premises and equipment	124	355	359
Proceeds from sale of foreclosed assets	103	58	49
Proceeds from sale of unconsolidated companies	44	212	493
Dividends received from unconsolidated companies	17	81	85
Minority interest	(52)	9	(56)

Net cash used in investing activities	(10,941)	(9,444)	(315)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statements of Cash Flow
Expressed in millions of Brazilian reais
(continued)

	Year ended December 31,

	2001	2002	2003

Financing activities:
Net increase (decrease) in deposits	4,277	9,691	(3,556)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	1,923	(7,089)	18,781
Net increase (decrease) in short-term borrowings	1,302	627	(2,742)
Borrowings under long-term debt	7,311	10,343	13,282
Repayment of long-term debt arrangements	(4,972)	(11,044)	(7,273)
Capital increase	409	-	508
Purchase of own shares	(53)	(119)	(7)
Interest paid on shareholders' capital and dividends	(837)	(848)	(1,120)

Net cash provided by financing activities	9,360	1,561	17,873

Cash and cash equivalents
At beginning of the year	14,782	13,576	17,406
At end of the year	13,576	17,406	26,884

Net increase (decrease) in cash and cash equivalents	(1,206)	3,830	9,478

Supplemental cash flow disclosure:
Cash paid for interest	9,581	14,096	8,603
Cash paid for taxes on income and social contribution	392	623	862
Loans transferred to foreclosed assets	148	173	237
Dividends and interest on shareholders' capital declared but not paid	508	648	874

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in thousands of shares

	Common	Preferred	Common treasury stock	Preferred treasury stock

Balance on December 31, 2000	71,199,259	68,782,370	(576,504)	(201,504)

Capital increase	2,709,165	2,630,835	-	-
Purchase of own shares	-	-	(272,020)	(217,000)
Treasury shares cancelled	(576,504)	(201,504)	576,504	201,504

Balance on December 31, 2001	73,331,920	71,211,701	(272,020)	(217,000)

Purchase of own shares	-	-	(1,125,630)	(140,940)
Treasury shares cancelled	(417,860)	(357,940)	417,860	357,940

Balance on December 31, 2002	72,914,060	70,853,761	(979,790)	-

Treasury shares cancelled	(979,790)	-	979,790	-
Shares subscribed	3,365,274	3,314,725	-	-
Shares issued to minority stockholders of Banco
Mercantil	1,046,243	1,030,528	-	-
Shares issued to minority stockholders of Banco
Alvorada S.A. (formerly BBV Banco)	3,548,219	3,494,922	-	-
Purchase of own shares	-	-	(57,480)	-

Balance on December 31, 2003(1)	79,894,006	78,693,936	(57,480)	-

(1)	On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, forming a total of 158,587,942 registered nominative shares, with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for per share information

	Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Appropriated retained earnings	Available- for-sale securities(1)	Unappropriated retained earnings	Total

Balance on December 31, 2000	2,408	2,338	(76)	19	1,017	118	2,057	7,881

Net income	-	-	-	-	-	-	2,270	2,270
Available for sale securities (2)	-	-	-	-	-	130	-	130

Comprehensive income	-	-	-	-	-	-	-	2,400
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(848)	(848)
Purchase of own shares	-	-	(53)	-	-	-	-	(53)
Capital increase	203	198	-	8	-	-	-	409
Treasury shares cancelled	-	-	76	-	-	-	(76)	-
Transfers	27	26	-	(19)	108	-	(142)	-

Balance on December 31, 2001	2,638	2,562	(53)	8	1,125	248	3,261	9,789

Net income	-	-	-	-	-	-	2,142	2,142
Available for sale securities (2)	-	-	-	-	-	(13)	-	(13)

Comprehensive income	-	-	-	-	-	-	-	2,129
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(947)	(947)
Purchase of own shares	-	-	(119)	-	-	-	-	(119)
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	-	-	-	-	107	-	(107)	-

Balance on December 31, 2002	2,638	2,562	(86)	8	1,232	235	4,263	10,852

Net income	-	-	-	-	-	-	2,302	2,302
Available for sale securities (2)	-	-	-	-	-	446	-	446

Comprehensive income	-	-	-	-	-	-	-	2,748
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(1,346)	(1,346)
Purchase of own shares	-	-	(7)	-	-	-	-	(7)
Capital increase	649	640	-	56	-	-	-	1,345
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	238	273	-	(8)	115	-	(618)	-

Balance on December 31, 2003	3,525	3,475	(7)	56	1,347	681	4,515	13,592

	Year ended December 31,

	2001	2002	2003

Per share information(3):
Distributed earnings (interest on shareholders' capital):
Common	5.65	6.28	8.39
Preferred	6.21	6.93	9.24

(1)	Consists of unrealized gains or losses of investment securities classified as available for sale, net of deferred income tax and social contribution effects amounted to R$97, R$153 and R$348 at December 31, 2001, 2002 and 2003, respectively.
(2)	Adjusted by other than temporary losses written off, as described in Note 5.
(3)	On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, forming a total of 158,587,942 registered nominative shares, with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share amounts have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1 Basis of presentation

(a) History

Banco Bradesco S.A. ("we," the "Company" or "Bradesco"), a publicly traded company organized under the laws of the Federative Republic of Brazil, has its headquarters in Osasco, State of São Paulo, Brazil.

We are a multiple service bank under Brazilian banking regulations, operating principally in two segments. The Banking segment includes a wide variety of banking activities, servicing both retail and corporate customers and engaging in investment banking, international banking, consortia administration and asset management operations. The Insurance, Pension Plan and Certificated Savings plans segment relates to auto, health, life, casualty and property insurance, pension and certificated savings plans.

Our retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a variety of financing operations including overdraft facilities, credit cards, installment loans and consortia administration. Corporate services include cash management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedging programs and financing operations including working capital loans, leasing and installment loans. Such services are conducted primarily in Brazilian markets but also include, to a lesser extent, cross-border services.

Bradesco has over the years acquired a number of Brazilian financial institutions in order to expand its business and customer base. The effects of acquisitions made in 2001, 2002 and through 2003, either individually or on a combined basis, were not relevant to Bradesco.

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles we apply in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) including the rules and regulations of the National Monetary Council (or “CMN”) , Banco Central do Brasil (or "Central Bank") and the Insurance Superintendency (or “SUSEP”).

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$4,830 and R$5,145 at December 31, 2002 and 2003, respectively.

In order to improve presentation, prior periods amounts relating to certain private retirement plans were reclassified for comparative purposes to conform to the current period presentation, resulting in decreases in pension plan income and increases in insurance premiums income of R$329 and R$327 for the years ended December 31, 2001

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

and 2002, respectively. Those certain private retirement plans provide a guaranteed death benefit payment. These reclassifications had no effects on non-interest income, net income or shareholders' equity or segment information presented (see Note 25).

The consolidated financial statements include the accounts of Banco Bradesco S.A. (parent company), its foreign branches and all direct or indirect majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements include account balances of Special Purpose Financing ("SPF") entities in which we have a controlling financial interest through arrangements that do not involve voting interests. See Notes 2 (bb) and 14 (g).

The following table presents our voting interest on the most significant operational subsidiaries together with its main business activity:

	Voting interest - %

	December 31,

Subsidiaries	2002	2003

Banco BCN S.A. (Banking)	100.00	100.00
Bradesco Seguros S.A. (Insurance)	99.66	99.70
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing) (1)	100.00	-
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	99.99	99.99
União de Comércio e Participações Ltda. (Holding company)	99.99	99.99
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	99.65	99.70
Banco de Crédito Real de Minas Gerais S.A.- (“Credireal”) (Banking)	99.99	99.99
Banco Baneb S.A. (Banking)	99.99	99.95
Bradesco Capitalização S.A. (Certificated Savings plans)	99.65	99.33
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Mercantil de São Paulo S.A. (Banking)	99.03	100.00
Bradesco BCN Leasing S.A. Arrendamento Mercantil (Leasing) (2)	99.94	99.97
Banco Finasa S.A. (Banking) (3)	100.00	100.00
Banco Alvorada S.A. (Banking) (4)	-	100.00

(1)	Merged into BCN Leasing Arrendamento Mercantil S.A. in 2003.
(2)	Formerly BCN Leasing Arrendamento Mercantil S.A.
(3)	Name changed from Continental Banco S.A. to Banco Finasa S.A. in 2002.
(4)	Formerly Banco Bilbao Viscaya Argentaria Brasil S.A. – BBV Banco.

(b) Recent Acquisitions

On January 24, 2002, 89.52% of the voting capital and 87.53% of the non-voting capital of Banco do Estado do Amazonas S.A. – (“BEA”) were acquired for R$183. On March 31, 2003, we acquired the remaining minority interest through a payment of R$23.

On March 25, 2002, 90.11% of the voting capital and 74.23% of the non-voting capital of Banco Mercantil de São Paulo S.A. - (“Mercantil”) were acquired, through an initial payment of R$796, and issuance of subordinated debt of R$528. Subsequently, on September 30, 2002, a further 8.92% of voting capital was purchased at the São Paulo Stock Exchange for R$62. On March 14, 2003, we acquired the remaining minority interest through the issuance of shares of R$159, which represented R$205 at their fair value at the date that the terms of the acquisition were agreed.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On June 7, 2002, the entire share capital of Banco Cidade S.A. - (“Cidade”) was acquired through an initial payment of R$344 and issuance of subordinated debt of R$41.

In 2002, we acquired the share control of Deutsche Bank Investimentos – DTVM S.A. – (“Deutsche”), Scopus Tecnologia S.A. – (“Scopus”), Banco Luxembourg S.A. – (“Luxembourg”) and Ford Leasing S.A. – Arrendamento Mercantil – (“Ford Leasing”), for the total consideration of R$162.

On June 9, 2003, we acquired the share control of Banco Bilbao Viscayza Argentaria Brasil S.A. – (“BBV Banco”), currently denominated Banco Alvorada S.A., through an initial payment of R$1,864 and issuance at fair value of common and preferred shares of R$630 equivalent to 4.4% of our share capital.

We present below the balance sheet for the recent acquisitions:

	2002

	Mercantil	Cidade	BEA	Other (1)	Total

Cash and cash equivalents	928	548	248	93	1,817
Loans	3,717	559	191	-	4,467
Securities	637	106	115	19	877
Intangible assets	906	197	60	33	1,196
Other assets	2,074	232	89	82	2,477
Deposits	(4,225)	(727)	(278)	-	(5,230)
Borrowings	(1,456)	(475)	(11)	-	(1,942)
Other liabilities	(1,195)	(55)	(231)	(65)	(1,546)

Total consideration and fair value of net
assets acquired	1,386	385	183	162	2,116

(1)	Related to the acquisition of Deutsche, Scopus, Luxembourg and Ford Leasing.

	2003

	BBV	Mercantil	BEA	Total

Cash and cash equivalents	644	-	-	644
Loans	3,962	-	-	3,962
Securities	2,304	-	-	2,304
Intangible assets	103	118	7	228
Other assets	3,404	-	-	3,404
Deposits	(3,996)	-	-	(3,996)
Borrowings	(1,414)	-	-	(1,414)
Other liabilities	(2,513)	-	-	(2,513)
Minority interest	-	87	16	103

Total consideration and fair value of net
assets acquired	2,494	205	23	2,722

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The total consideration given for acquisitions in 2002 and 2003 were R$2,116 and R$2,722, respectively, and are comprised as follows:

	2002	2003

Payment in currency	1,547	1,887
Subordinated notes	569	-
Issuance of shares	-	835

Total cost of acquisitions	2,116	2,722

These acquisitions were accounted for under the purchase method of accounting and were thus consolidated as of the date of acquisition.

In conjunction with these acquisitions, intangible assets of R$1,196 in 2002 and R$228 in 2003 were recorded and are related principally to client deposit portfolio, being amortized over the respective estimated useful lives on the straight-line method over a period of 5 to 10 years. For further details please see Notes 2 (o) and 11.

As a result of those acquisitions, we have not assumed any contingent payments, options, or commitments.

2 Significant accounting policies

The preparation of the consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for loan losses, estimates of the fair value of certain financial instruments, depreciation and amortization, asset impairments, useful lives of intangible assets, tax valuation allowances, assumptions used for calculation of insurance reserves and pension plans and contingencies.

a) Constant currency remeasurement

Until 1995, the Brazilian Securities Commission (CVM) required publicly traded companies to prepare and publish, in addition to financial statements prepared in conformity with the Brazilian GAAP, financial statements expressed in constant purchasing power. This requirement was eliminated in connection with the cessation of indexation of financial statements for Brazilian statutory and tax purposes as from January 1, 1996.

Until December 31, 1997, Brazil was considered for U.S. GAAP purposes to be a highly inflationary environment and accordingly all balances and transactions prior to that date were remeasured at December 31, 1997 price levels. The index selected for this remeasurement was the General Price Index - Internal Availability (IGP-DI), which we consider to be the most appropriate index due to its independent source, long history of publication and its mix of wholesale, consumer and construction prices.

As from January 1, 1998 we determined that Brazil was no longer a highly inflationary environment since at that date the cumulative rate of inflation over the most recent three-year period had fallen below 100% without any indication of a return to the high rates prevailing prior to June 30, 1994. Accordingly, balances and transactions as from January 1, 1998 are expressed in nominal reais, as required by U.S. GAAP and the guidelines of the U.S. Securities and Exchange Commission – (“SEC”).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of 90 days or less.

	December 31,

	2002	2003

Cash and due from banks	2,725	2,452
Interest-earning deposits in other banks	2,379	3,939
Federal funds sold and securities purchased under agreements to resell	12,302	20,493

Total	17,406	26,884

c) Presentation of interest earning assets and interest bearing liabilities

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments (includes exchange variation on principal and accrued interest for foreign exchange denominated or indexed contracts). Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total interest and monetary variation accrued on the outstanding principal of assets was R$3,897 and R$4,200 at December 31, 2002 and 2003, respectively. Total interest and monetary correction accrued on outstanding principal of liabilities was R$2,059 and R$3,173 at December 31, 2002 and 2003, respectively.

d) Federal funds and securities purchased under agreements to resell and securities pledged under repurchase agreements

Federal funds and securities purchased under agreements to resell are treated as collateralized financial transactions and are recorded at the amounts at which the federal funds and securities were acquired or sold plus accrued interest. This classification also includes securities pledged under repurchase agreements mainly comprising Brazilian federal government securities. These securities present insignificant risk of changes in interest rates and may be subject to repledge agreements by the relevant counterparties.

e) Trading securities, including derivatives

Instruments utilized in trading activities include securities stated at fair value in accordance with Statement of Financial Accounting Standards - SFAS 115, "Accounting for Investments in Debt and Equity Securities." Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted pricing models or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized as trading income.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Derivatives entered into for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies) are carried at fair value with realized and unrealized gains (losses) recognized in trading income (Non-interest income). All our derivatives were accounted for under Trading Derivatives, as disclosed in Note 22.

f) Derivatives other than trading

We adopted SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and 138 from January 1, 2001 on. SFAS 133 requires all derivative instruments to be recognized as assets or liabilities in the balance sheet and measured at fair value, disregarding purpose or intention to hold them. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract. Before the adoption of SFAS 133, all our derivate instruments were classified as trading securities and were maintained at their fair value with their changes in fair value recognized in income. Subsequent to the adoption of SFAS 133, no additional impact on income was recognized since we held all derivative instruments as trading securities with no derivative instruments designated or qualified as hedges.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. This standard is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this rule did not have a material impact on our financial position or results of operations.

g) Available for sale securities

Debt securities are classified based on management's intention at the date of purchase. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading assets and are stated at fair value. Securities are classified as available for sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions, being carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis.

Marketable equity securities, which are included as available for sale, are carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis, until realization at which time the net realized gains (losses) are included in non-interest income (expenses).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

h) Held to maturity securities

The debt securities for which there exists intention and financial capacity for maintenance in portfolio through to maturity are classified as held to maturity securities and recorded at purchase cost, plus interest at the contractual rates.

The transfers of investments from trading and available for sale categories to the held to maturity category are made at fair value on the date of the transfer in accordance with paragraph 15 of SFAS 115:

  in the case of trading securities, prior gains and losses were recorded in the consolidated income statement; and

  in the case of available for sale securities, unrealized gains/losses were maintained within “Unrealized gains/losses on available for sale securities” account within shareholders’ equity at the time of the transfer and are subsequently amortized over the period from the date of the transfer to the maturity of the security.

i) Other than temporary impairment

In determining whether or not impairment of a security is other than temporary, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of impairment, a number of other unrelated factors, such as the likelihood, based on the historical behavior of the value of particular securities and our experience with them, that a decline in value will be recovered, as well as the likelihood that we will be unable to collect either principal or interest, due to: (i) filing by the issuer of a bankruptcy or debtor workout procedure; (ii) deterioration of the issuer’s credit risk rating; or (iii) financial difficulties of the issuer, whether or not related to the market conditions in the industry in which it operates.

In November of 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-01, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires complementary quantitative and qualitative disclosures of marketable equity and debt securities for fiscal years ending after December 15, 2003.

j) Loans and leases

Loans and leases are stated at principal plus accrued interest receivable and monetary correction adjustments. Interest income is recorded on an accrual basis and is added to the principal amount of the loan in each period. The accrual of interest is generally discontinued on all loans that are not considered collectible as to principal or interest and for all loans 60 days or more overdue. Interest collections on such loans are recorded as reductions of the principal balance when collectibility is uncertain, otherwise income is recognized on a cash basis.

We provide equipment financing to our customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

k) Allowance for loan losses and non-performing loans

The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and is reduced by charged-off loans deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans.

Loans are considered subject to impairment when in our judgement all amounts due, including accrued interest, are no longer considered collectible in accordance with SFAS 114, "Accounting for Impairment of a Loan by a Creditor," as amended by SFAS 118. We consider loans 60 days or more overdue to be nonperforming and subject to review for impairment. We then measure impaired loans based on (i) the discounted cash flow value of the loan at the loan's stated rate; (ii) the observable market rate of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. The allowance is adjusted in future periods for changes in the determined value.

l) Equity investees and other investments

Equity investees and other investments, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statement of income as "Equity in earnings (losses) of unconsolidated companies," and dividends are credited when declared to the "Equity investees and other investments" balance sheet account (Note 9).

Interests in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee, in which case we use the equity method) and dividends are recognized in income when received.

m) Premises and equipment, net

Premises and equipment are recorded at cost (plus price-level restatements through December 31, 1997). Depreciation is computed on the straight-line method at the following annual rates: premises - 4%; data processing equipment - 20% to 50%; and other assets - 10% to 20%.

Development and acquisition costs of software, included within premises and equipment, net relate to costs of internal use software capitalized, in accordance with Statement of Position 98-1 “Accounting for the computer software developed or obtained for internal use.”

We recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows, pursuant to SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Fixed assets, mainly comprising certain bank branches, which were sold and subsequently leased by us for the purposes of continuing our operations, were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing ” and SFAS 28 “Accounting for sales subject to rental contracts.”

For transactions classified as operating leases, relating to property sold for cash, only the portion corresponding to: (i) the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately in income for the period, whereas (ii) the remaining portion is deferred over the corresponding rental contract terms, and (iii) exclusively in cases of loss, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing (see Note 10) and subsequently recorded in accordance with the criteria described above.

Gain or loss on the cash sales not subject to lease contracts was recognized immediately in income for the year as “Other non-interest income.”

n) Foreclosed assets

Assets are classified as foreclosed assets and are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through agreement on court action.

Foreclosed properties are carried at the lower of the recorded amount of the loan or lease for which the property previously served as collateral, or the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses.

Subsequent to foreclosure, gains or losses on the sale of and losses on the periodic revaluation of foreclosed properties are recorded in income. Net costs of maintaining and operating foreclosed properties are expensed as incurred.

We are required by the Brazilian Central Bank to dispose of such assets within one year of foreclosure.

o) Goodwill and other intangible assets

On January 1, 2002, we adopted SFAS 141, “Business Combinations,” which requires accounting for business combinations determining whether an acquired intangible asset should be recognized separately from goodwill, as well as additional disclosures relating to the primary reason for a business combination and the allocation of the purchase price by major balance sheet captions.

Also, on January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets.” Under the new standard, goodwill, including that acquired before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. The fair value of each reporting unit was estimated using the market value.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client deposit portfolio intangible asset is recorded and amortized over a period not in excess of ten years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized immediately.

Until December 31, 2001, the assets and liabilities of companies acquired in purchase transactions were recorded at fair value at the date of acquisition. Identifiable intangibles were amortized on a straight-line basis over the period of benefit not in excess of ten years. The recoverability was evaluated if events or circumstances indicated a possible impairment. Such evaluation was based on market value evaluation.

In 2002, we adopted SFAS 147, “Acquisitions of Certain Financial Institutions.” The new pronouncement requires that business combinations involving depositary financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill. The impact of adopting SFAS 147 did not materially affect the consolidated financial statements.

p) Litigation

According to SFAS 5 “Accounting for Contingencies” and Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss,” we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

We constantly monitor litigation in progress to evaluate, among other things: (i) its nature and complexity; (ii) the evolution of the proceedings; (iii) the views of our legal advisors; and (iv) our experience with similar proceedings. We also consider in determining whether a loss is probable and in estimating its amount:

a) The probability of loss from claims or events that have occurred on or before the date of the financial statements, but which come to our attention only after the date of the financial statements, but before the financial statements are issued;

b) The need to disclose claims or events occurring after the date of the financial statements but before they are issued.

q) Income taxes

We account for income taxes in accordance with SFAS 109, “Accounting for income taxes.” SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which are enacted. If, after considering future tax consequences, we

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

r) Asset management and commission fees

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit card).

s) Foreign currency translation

For the majority of our foreign operations, the functional currency is the Brazilian real, in which case the assets and liabilities are translated, for consolidation purposes, at current exchange rates from the local currency to the Brazilian real and the results of operations are translated at the average rate for the period. Losses and gains arising from the translation process are included in current income.

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages pension, retirement and other plans, which are expensed as incurred. Such contributions totaled R$455 in 2001, R$522 in 2002 and R$573 in 2003 respectively.

In addition, we make contributions to defined-benefit plans for our employees. We account for these plans in accordance with SFAS 87 "Employers Accounting for Pensions".

Effective for financial statements of annual periods ending after December 15, 2003, the revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations expected, cash flows for future contributions and benefit payments and other relevant information. The revised SFAS 132 provides that disclosures of information about estimated future benefit payments shall be effective for fiscal years ending after June 15, 2004. See Note 26 to the Consolidated Financial Statements for these disclosures.

u) Earnings per share

As a result of the 1-for-10,000 reverse stock split, as from March 22, 2004 our shares are traded individually on the stock exchanges.

Earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share 10% higher than common shareholders (see Note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding. In addition, all related share information has been retroactively adjusted for all periods presented to reflect the reverse stock split approved by our shareholders on March 10, 2004.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

v) Insurance and pension plans policyholders

Our insurance contracts are considered short-duration insurance contracts. Premiums from short-duration insurance contracts for life are recognized when due and for property and casualty are recognized over the related contract period.

Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amount of claims incurred but not yet reported, and other factors relevant to the level of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated reserves were changed and include estimated reserves for reported and unreported claims incurred.

Reserves for private retirement plan benefits are established based on actuarial calculations.

Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and For Realized Gains and Losses from Sale of Investments.” During the accumulation phase of the pension investment contracts, when the investment risk is for the account of policyholders, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts and funds where the investment risk is for the account of policyholders are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders.

w) Liability for unpaid claims and claim adjustment expenses

The liability for unpaid claims and claim adjustment expenses represents the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the statement of financial position date. The estimated liability includes the amount of money that will be required for future payments of (a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees; outside adjuster fees; and costs to record, process, and adjust claims.

During the regular course of our insurance activities, we reinsure a portion of the risk underwritten with IRB Brasil Resseguros S.A. a government controlled entity which has the monopoly in Brazil. The reinsurance agreement permit a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2002 and 2003 amounted to R$39 and R$35, respectively, and are included in "other assets".

x) Deferred acquisition costs

The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Such costs include mainly commissions, cost of policy insurance and variable field office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are charged to expense.

y) Compensated absences

The liability for future compensation for employee vacations is accrued and expensed as earned by the employees.

z) Interest on shareholders' capital

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible interest charge on shareholders' equity. For U.S. GAAP purposes, the notional interest charge is treated as though it was a dividend and is accordingly shown as a direct reduction of retained earnings in these financial statements. The related tax benefit is recorded in the income statement.

aa) Credit card fees

Credit card fees, periodically charged to cardholders, are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use the card.

bb) Special Purpose Financing entities

As from 2003, the Company utilizes certain financial arrangements to meet its funding and liquidity management through SPFs entities. These SPFs are generally funded with long term debt (See Note 14 (g)) and are paid down through the future cash flow of the underlying assets. The underlying assets are essentially current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil from foreign cardholders.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", revised in December 2003 ("FIN 46R"). FIN 46R creates a distinction between SPFs and non SPFs (including any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements) for purposes of the implementation date and is required to be fully implemented no later than the end of the first reporting period that ends after March 15, 2004.

At December 31, 2003, we consolidated these SPFs based on relevant accounting literature prior to FIN 46R (EITF 90-15 - Impact of Non-substantive Lessors, Residual Value Guarantees and Other Provisions in Leasing Transactions and Topic No. D-14 - Transactions involving Special-Purpose Entities, both nullified by FIN 46R as from 2004) considering situations where we (i) control more than 50% of ownership through voting interest (SFAS 94 "Consolidation of All Majority - Owned Subsidiaries") or (ii) are the primary beneficiary of the entity (subject to the majority of the risk of loss or entitled to receive a majority of the residual returns).

We do not expect that FIN 46R would have any effect as it relates to the existing SPFs.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

cc) Recent accounting developments

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operations of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and, subsequently allocated to expense over the asset’s useful life. We adopted SFAS 143 on January 1, 2003. The adoption of this statement did not materially affect our financial position or results of operations.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard is effective for exit or disposal activities initiated after December 31, 2002 and generally requires costs associated with exit or disposal activities (including costs related to involuntary terminations and contract termination costs) to be recognized when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Specifically, costs associated with involuntary terminations are to be accrued on the date the employees are notified, assuming the period of time between the notification date and termination date is the lesser of 60 days or the legally required notification period. Otherwise, these costs are to be recognized evenly over the period from notification to termination. Contract termination costs are to be recognized when the contract is legally terminated or when the economic benefits of the contract are no longer being realized. The adoption of this rule did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” The Interpretation No. 45, which clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

The disclosure requirements of the Interpretation No. 45 were effective for us as of December 31, 2002 and required disclosure of the nature of the guarantee, the maximum potential amount of future payments that we could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of the Interpretation No. 45 were applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions did not have a material impact on our financial position or results of operations. Significant guarantees that have been provided by us are disclosed in Note 22 (d).

In July 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires than an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003, and did not have a material impact on our financial position or results of operations.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

dd) Future accounting pronouncements

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. We will adopt SOP 03-3 at the beginning of fiscal year 2005, and are currently assessing the potential impact on our financial position and result of operations.

On June 1, 2004, the EITF concluded on Issue 03-01, which establishes a new recognition and measurement guidance that should be applied to other than temporary impairment evaluations in reporting fiscal years beginning after June 15, 2004. In addition, Issue 03-01 requires complementary quantitative and qualitative disclosure of cost method investments for fiscal years ending after June 15, 2004. We do not expect a material impact with the adoption of the recognition and measurement provisions on our financial position or results of operations.

3 Brazilian Central Bank compulsory deposits

a) In common with other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities, in the form of compulsory deposits. Mandatory deposits made are as follows:

	December 31,

	2002	2003

Non-interest earning (1)	3,956	4,577
Interest-earning (2)	8,564	9,003
Interest-earning (3)	3,537	3,110

Total	16,057	16,690

(1)	Related to demand deposits.
(2)	Mainly related to saving deposits.
(3)	Time deposits deposited with the Central Bank in the form of Brazilian government securities.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) The Brazilian government securities deposited with the Central Bank to comply with our compulsory requirements, accounted for under SFAS 115, were as follows:

			Available for sale		Held to Maturity
	Trading securities		securities		securities

	2002	2003	2002	2003	2002	2003

Amortized cost	2,606	2,853	-	91	928	157
Gross unrealized gains	26	16	-	1	-	-
Gross unrealized losses	23	8	-	-	118	-

Fair value	2,609	2,861	-	92	810	157

Average balance	1,886	2,412

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,

	2002		2003

	Amortized	Fair	Amortized	Fair
	cost	Value	cost	Value

Due in one year or less	134	134	2,133	2,138
Due after one year through five years	1,257	1,140	591	598
Due after five years through ten years	1,868	1,845	-	-
Due after ten years	276	300	377	374

Total	3,535	3,419	3,101	3,110

4 Trading securities

	Fair value

	December 31,		Average balance

	2002	2003	2002	2003

Brazilian government securities	6,920	11,389	4,443	7,111
Mutual funds	15,415	22,929	14,548	16,635
Bank debt securities	15	1,055	8	1,184
Corporate debt securities	67	985	36	1,103
Brazilian sovereign bonds	13	220	7	248
Foreign government securities	71	212	39	239

Total	22,501	36,790	19,081	26,520

Derivative financial instruments	282	283	456	557

Total trading account assets	22,783	37,073	19,537	27,077

Net unrealized gains included in trading assets at December 31, 2002 and 2003 were R$208 and R$334, respectively.

The net change in the unrealized gain (loss) on trading securities held in the years to December 31, 2001, 2002 and 2003, included in non-interest income, were R$(24), R$(358) and R$126, respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$1,464 and R$1,403 at December 31, 2002 and 2003, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Derivative positions presented in the table above represent the fair values of interest rate, foreign exchange, equity and commodity-related products including financial forward settlement and option contracts and swap agreements associated with Bradesco's financial derivative instruments trading activities.

In 2002, we reclassified securities at fair value of R$4,375 from trading securities to held to maturity securities. The reclassified amount represents the new cost in this category.

5 Available for sale securities, at fair value

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2002
Brazilian government securities	1,236	2	16	1,222
Brazilian sovereign bonds	143	-	-	143
Corporate debt securities	858	-	9	849
Bank debt securities	138	-	13	125
Marketable equity securities	2,003	497	73	2,427

Total	4,378	499	111	4,766

December 31, 2003
Brazilian government securities	1,683	22	11	1,694
Brazilian sovereign bonds	1,140	124	-	1,264
Corporate debt securities	1,048	40	2	1,086
Bank debt securities	48	4	-	52
Marketable equity securities	1,246	852	-	2,098

Total	5,165	1,042	13	6,194

In 2001, 2002 and 2003, we recorded R$229, R$472 and R$29 as other than temporary losses, respectively.

No other than temporary losses have been identified for the remaining gross unrealized losses as of December 31, 2003.

At December 31, 2002 and 2003, there were no securities of a single issuer, or group of related companies, the fair value of which exceeded 10% of shareholders' equity.

Realized gains and losses on securities are primarily calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,

	2001	2002	2003

Gross gains	792	601	871
Gross losses	(420)	(639)	(133)

Net gains (losses)	372	(38)	738

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,

	2002		2003

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	204	204	637	635
Due after one year through five years	1,021	997	708	721
Due after five years through ten years	758	744	2,273	2,328
Due after ten years	392	394	301	412
No stated maturity (marketable equity securities)	2,003	2,427	1,246	2,098

Total	4,378	4,766	5,165	6,194

Available for sale securities presented above include securities pledged as collateral that amounted to R$4 at December 31, 2003.

In 2002, an amount of R$60 in securities available for sale was reclassified to held to maturity securities. The reclassified amount represents the new cost in this category. Unrealized gains and losses at the date of the transfer are being amortized up to the maturity of the reclassified securities.

6 Held to maturity securities

The amortized cost and fair value of held to maturity securities were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2002
Brazilian government securities	2,929	123	78	2,974
Brazilian sovereign bonds	1,072	-	325	747

Total	4,001	123	403	3,721

December 31, 2003
Brazilian government securities	3,085	506	-	3,591
Brazilian sovereign bonds	180	39	-	219

Total	3,265	545	-	3,810

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,

	2002		2003

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	26	25	299	300
Due after one year through five years	445	394	958	1,045
Due after five years through ten years	1,152	872	165	205
Due after ten years	2,378	2,430	1,843	2,260

Total	4,001	3,721	3,265	3,810

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The held to maturity securities presented above include securities used as collateral which totaled R$372 and R$346 at December 31, 2002 and 2003, with a market value of R$328 and R$356, respectively, and average maturity due in one year or less.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in a amount of R$112 and R$1,786 at December 31, 2002 and 2003, with a market value of R$104 and R$2,012, respectively, comprise mainly Brazilian sovereign bonds (maturities from 5 to 10 years) and Brazilian government securities (average maturity due in one year or less).

The following table sets out our securities by denomination:

	December 31,

	2002		2003

	Amortized		Amortized
	cost	Allocation	cost	Allocation

Brazilian currency (reais)	2,458	61%	2,718	83%
Indexed to and denominated in foreign currency	1,543	39	547	17

	4,001	100%	3,265	100%

The return on our securities indexed to and denominated in foreign currency, substantially in U.S. dollars, was impacted by the 18.2% appreciation (2002 – 52.3% devaluation) of the Brazilian Real against the U.S. dollar in 2003.

7 Loans

	December 31,

	2002	2003

Commercial:
Industrial and others	20,157	21,156
Import financing	1,291	673
Export financing	7,863	8,375
Leasing	1,506	1,364
Construction	427	415
Individuals:
Overdraft	1,033	1,134
Real estate	1,200	1,097
Financing (1)	8,269	10,231
Credit card	1,164	1,373
Rural credit	3,922	4,404
Foreign currency loans	3,151	2,429
Non-performing loans	2,341	2,144

Total loans	52,324	54,795

(1)	Consisting primarily of automobile financing and direct consumer financing.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Non-performing loans are classified as follows:

	December 31,

	2002		2003

	Non- performing loans	Allowance for non- performing loans	Non- performing loans	Allowance for non- performing loans

Commercial	936	658	806	613
Construction	45	37	32	25
Leasing	67	45	57	47
Individuals	1,251	940	1,207	914
Rural credit	31	26	38	32
Foreign currency	11	8	4	3

Total	2,341	1,714	2,144	1,634

The impact on interest income from non-performing loans was not significant for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

	Year ended December 31,

	2002	2003

Average balance of non-performing loans	2,282	2,172

No interest income was recognized during the period in which the above loans were deemed to be impaired.

8 Allowance for loan losses

	Year ended December 31,

	2001	2002	2003

At beginning of year	2,345	2,941	3,455
Provision for loan losses	1,763	2,543	2,034
Loan charge-offs	(1,414)	(2,320)	(2,058)
Loan recoveries	247	291	415

Net charge-offs	(1,167)	(2,029)	(1,643)

At end of year	2,941	3,455	3,846

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

9 Equity investees and other investments

	Ownership - %		Year ended December 31,

	December 31, 2003		2001	2002		2003

Company	Total	Voting	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Shareholders’ Equity(1)	Net income (losses)(1)	Investment	Equity in earnings (losses)

Áurea Seguros S.A.	27.42%	27.42%	-	-	-	9	-	2	-
American Bank Note Company Gráfica e Serviços Ltda.	22.50	22.50	-	16	-	112	40	25	9
BES Investimentos do Brasil S.A.	20.00	20.00	1	15	-	87	25	18	5
BES Securities do Brasil S.A.(2)	-	-	-	-	3	-	-	-	-
BUS Serviços de Telecomunicações S.A.(“BUS”)(3)	-	-	13	-	10	-	-	-	-
Cia. Bras. De Meios de Pagamento – VISANET	39.71	39.71	37	53	51	96	45	38	18
CPM Holding Ltd.(4)	49.00	49.00	7	34	(29)	112	43	55	21
Gibraltar Corretora de Seguros Ltda.	48.99	48.99	(5)	-	(2)	-	(6)	-	(3)
Latas de Alumínio S.A. – LATASA(5)	-	-	56	232	119	-	-	-	16
São Paulo Alpargatas S.A.(6)	-	-	3	59	6	-	-	-	-
Serasa S.A.	26.31	24.91	-	-	-	167	110	44	29
Sete Quedas Empreendimentos Imobiliários
e Participações Ltda.	35.71	35.71	-	23	-	62	-	22	-
U.G.B. Participações Ltda.	40.00%	40.00%	(3)	-	(8)	-	(88)	-	(35)

Total investments accounted for using the
equity method of accounting			109	432	150			204	60

Other investments recorded at cost			-	118	-			91	-

Total			109	550	150			295	60

(1)
Amount derived from the financial statements in accordance with Brazilian GAAP adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Bradesco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity;

(2)	In 2002, BES Securities do Brasil S.A. was merged by BES Investimentos do Brasil S.A.
(3)	Company formed in connection with the outsourcing of the telecommunications structure (Note 25) and wound up in October 2002 (Note 27).
(4)	CPM Holding Ltd. was formed to receive Bradesco's interest in CPM - Comunicação Processamento e Mecanismos de Automação Ltda. (See Note 27).
(5)	The investment in Latas de Alumínio S.A. – LATASA was sold in 2003.
(6)	The investment in São Paulo Alpargatas S.A. was sold in 2003.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Dividends, including interest on shareholders’ capital, received from the investments below were as follows:

	Year ended December 31,

Company	2001	2002	2003

Companhia Brasileira de Meios de Pagamento - Visanet	15	65	36
Latas de Alumínio S.A. - Latasa	2	16	38
Serasa S.A	-	-	6
American Bank Notes Company Gráfica e Serviços Ltda	-	-	3
BES – Investimentos do Brasil S.A	-	-	2

Total	17	81	85

The above investments are not regularly traded on any stock exchange.

10 Premises and equipment, net

	December 31,

	2002	2003

Land	714	523
Buildings	1,486	1,249
Furniture and equipment	1,541	1,695
Leasehold improvements	278	354
Data processing equipment	1,331	1,409
Vehicles	14	26
Others	54	12
Leased equipment	890	1,176
Development and acquisition costs of software	325	418
Less: accumulated depreciation and amortization	(3,640)	(3,756)

Total	2,993	3,106

Depreciation expense was R$463, R$459 and R$744 for the years ended December 31, 2001, 2002 and 2003, respectively. The increase in 2003 is mainly due to new leases of data processing equipment amortized over no more than three years.

We have entered into leasing agreements, principally related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Bank.

At the same time, the mentioned branches were leased to us for the purpose of continuing our business operations and classified substantially as “operating leases.” Only the financed sales were maintained as fixed assets, considering the possibility of repossession in the event of default by the purchaser.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense

2004	16
2005	16
2006	16
2007	16
2008	16

Total	80

11 Intangible Assets

The net carrying amount of finite-lived intangible assets related to existing client deposit and relationship portfolios and subject to amortization was R$1,778 and R$1,740 at December 31, 2002 and 2003, respectively.

The changes in the net carrying amount of finite-lived intangible assets for the year ended December 31, 2002 and December 31, 2003 are as follows:

	Segments

	Banking	Insurance, pension plans and certificated savings plans	Total

Balance as of January 1, 2002	784	28	812
Acquired during the year	1,196	-	1,196
Amortized during the year	(226)	(4)	(230)

Balance as of December 31, 2002	1,754	24	1,778

Acquired during the year	228	-	228
Amortized during the year	(262)	(4)	(266)

Balance as of December 31, 2003	1,720	20	1,740

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The finite-lived intangible assets subject to amortization acquired during the year are as follows (see Note 1(b)):

	Segments

	Banking

	2002	2003

BBV Banco	-	103
Mercantil(1)	906	118
BEA(1)	60	7
Cidade	197	-
Others(2)	33	-

Total	1,196	228

(1)	Acquisition of minority interest in 2003
(2)	Represented by Deutsche, Scopus, Luxembourg and Ford Leasing.

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization as follows:

	December 31, 2002		December 31, 2003

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Client deposit portfolio	2,247	469	2,475	735

The aggregate amortization expense was R$115, R$230 and R$266 for 2001, 2002 and 2003, respectively.

Estimated amortization expense for the next five years is as follows:

For the year ended December 31,	Amortization Expense

2004	268
2005	268
2006	268
2007	240
2008	183

Total	1,227

In addition, during 2002 the residual negative goodwill balance of R$29 was amortized (R$27, net of tax effect). The aggregate amortization of negative goodwill, net of tax effect, written-off in 2001 was R$7. Therefore, the income before minority interest would have been R$2,281 for the year ended December 31, 2001. These adjustments do not generate significant impact in the earnings per share information for the same periods.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

12 Other assets

	December 31,

	2002	2003

Deferred tax assets, net (Note 16)	3,576	4,480
Taxes due for offset	2,050	1,959
Foreclosed assets, net	257	194
Insurance premiums receivable	908	1,124
Restricted escrow deposits for taxation and labor matters	1,110	1,483
Prepaid expenses	290	396
Postal Service prepayment	164	136
Deferred policy acquisition costs	201	234
National property system	386	400
Securitization of credit card bill receivables (Note 14 (g))	-	634
Pension plan prepaid assets	28	32
Other	1,330	2,128

Total	10,300	13,200

13 Short-term borrowings

	December 31,

	2002	2003

Import and export financings	7,741	6,034
Commercial paper	1,884	1,761
Other	14	-

Total	9,639	7,795

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2003 interest rates applicable to short-term borrowings were between 1.21% and 5.69% per annum for import and export financings, and 2.10% and 7.63% per annum for commercial paper. Average borrowing rates in 2002 and 2003 were 5.34% and 4.02% per annum, respectively.

14 Long-term debt

	December 31,

	2002	2003

Local onlendings	7,000	7,556
Euronotes	2,077	3,290
Subordinated notes	3,322	4,995
Mortgage notes	369	1,017
Obligations under capital leases	443	449
Foreign currency loans	127	180
Debt issued under securitization of payment orders and credit card
bill receivables (Note 14 (g))	-	2,599
Debentures	51	7

Total	13,389	20,093

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest between 7.50% and 16.35% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipament Finance Authority) in the form of credit lines.

(b) Euronotes

		Range of	Carrying amounts at December 31,
Maturity/date	Currency	coupons - %	2002	2003

2003	US$	3.02 - 12.75	1,353	-
2004	US$	1.00 - 12.29	578	2,664
2004	Yen	2.16	-	83
2005	US$	3.09 - 10.55	146	283
2006	US$	4.38 - 11.53	-	260

Total			2,077	3,290

(c) Debentures

	Original term		Interest and	Carrying amounts at December 31,
Maturity	years	Currency	Premiums%	2002	2003

2003	1.4 – 2.3	R$	CDI + 0.9	44	-
2004	2.4 – 2.5	R$	CDI + 0.9	7	7

Total				51	7

(d) Subordinated notes

	Original term			Carrying amounts at December 31,
Maturity	years	Currency	Interest%	2002(1)	2003(1)

2008	7	R$	CDI + 0.75	630	627
2011	10	US$	10.25	524	418
2012	10	R$	100%CDI - 102.5% CDI	1,688	2,089
2012	10	Yen	4.05	480	393
2013	10	US$	8.75	-	1,468

Total				3,322	4,995

(1)	Includes subordinated notes related to the acquisitions of Mercantil and Cidade. See Note 1(b)

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(e) Mortgage notes

Mortgage notes are generally issued with maturities between one and three years and bear interest rates of TR plus interest between 9.00% and 21.00% p.a.

(f) Foreign currency loans

			December 31,
Maturity	Currency	Rate - %	2002	2003

2003	US$	1.25 - 8.75	100	-
2004	US$	1.00 - 8.75	-	164
2005	US$	5.24	27	16

Total			127	180

(g) Debt issued under securitization of payment orders and credit card bill receivables

As from 2003, we securitize current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil by foreign cardholders.

The long term debt issued by the SPFs is expected to be repaid through the future flows of funds provided by both payment orders and credit card bills. We are obligated to redeem the debit if certain specified events of defaults or of early termination occur.

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPFs are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$ 21 is considered as "Restricted Cash" and presented as “Cash and due from banks” in our consolidated balance sheet as of December 31, 2003.

The following table summarizes the main characteristics of debts issued by the SPFs:

Asset securitized	Maturity/date	Currency	Rate - %	December 31, 2003

Payment orders	2010	US$	0.68 + libor	578 (1)
Payment orders	2010	US$	6.75	585
Credit card bills	2011	US$	5.69	1,436 (2)

Total				2,599

(1)	If the SPF fails to make a timely payment of accrued interest and /or principal, the investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.
(2)	The percentage of 44.618488 will be repaid through the future flows of credit card bills provided by the secondary beneficiary designated bank (Banco do Brasil). Therefore, since the SPF was consolidated in our financial statements, we have recorded R$634 as securitization of credit card bill receivables in “Other assets” as of December 31, 2003.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(h) Long-term debt maturity

	December 31,

	2002	2003

Due within one year	4,381	6,211
From 1 to 2 years	2,209	2,662
From 2 to 3 years	1,343	1,584
From 3 to 4 years	785	853
From 4 to 5 years	493	942
Over 5 years	4,178	7,841

Total	13,389	20,093

15 Other liabilities

(a) Breakdown of other liabilities

	December 31,

	2002	2003

Taxes on income	691	953
Unpaid claims and claim adjustment reserves	936	1,251
Insurance claims and pension plans reserves	7,492	8,618
Litigation (Note 23(b))	3,413	3,940
Certificated savings plans	1,595	1,854
Pension investment contracts	9,131	14,709
Accrued employee pension benefit (Note 26)	112	103
Interest on shareholders’ capital payable	648	874
Labor related liabilities	527	601
Taxes other than on income	259	227
Foreign exchange portfolio, net	1,781	391
Collection of third-party taxes, social contributions and
other	297	195
Derivative liability	480	118
Amortization of gain on the BUS transaction	254	158
Others	4,210	5,268

Total	31,826	39,260

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,

	2001	2002	2003

Balance at the beginning of the year	615	747	936
( - ) Reinsurance recoverables(1)	(38)	(28)	(39)

Net balance at January 1	577	719	897

Incurred related to:
current year	3,182	3,547	4,209
prior years	69	67	124

Total incurred	3,251	3,614	4,333

Paid related to:
current year	2,963	3,255	3,721
prior years	146	211	298

Total paid	3,109	3,466	4,019

Business combinations	-	30	5

Net balance at December 31	719	897	1,216

( + ) Reinsurance recoverables(1)	28	39	35

Balance at the end of the year	747	936	1,251

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(1)	Reinsurance recoverables are recorded as “Other” in “Other assets”.

16 Income tax and social contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional of 10%) and social contribution, which is an additional federal tax. The tax rates on income applicable in each period were as follows:

	Year ended December 31,

	2001	2002	2003

Federal income tax	25	25	25
Social contribution	9	9	9

Composite rate	34	34	34

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,

	2001	2002	2003

Income before income tax and social contribution	2,838	2,288	2,656
Adjusted for: equity in earnings of unconsolidated companies	(109)	(150)	(60)

Adjusted tax basis	2,729	2,138	2,596

Tax expense at statutory rates	(928)	(727)	(883)
Non (deductible expenses)/taxable income	(29)	(33)	11
Tax benefit on interest attributed to shareholders’ capital paid	273	322	458
Tax expense on interest attributed to shareholders’ capital received	(8)	(3)	-
Non-taxable/(deductible) exchange gains (losses) on foreign assets	78	205	(165)
Reversal of prior year allowance for non-realization of deferred tax assets	-	-	216
Effect of changes in tax laws and deferred tax rates	-	70(1)	-
Others	64	5	17

Income tax expense	(550)	(161)	(346)

(1) Enactment of 9.0% social contribution rate, previously 8.0%.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,

	2002	2003

Provisions not currently deductible, mainly allowance for loan losses	3,588	4,329
Tax loss carryforwards	579	694
Other temporary differences	458	361

Total gross deferred tax assets	4,625	5,384

Allowance for non-realization(1)	(279)	(118)

Total deferred tax assets	4,346	5,266

Effect of differences between indexes used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment	87	64
Temporary non-taxable gains, mainly relating to leasing	460	623
Other temporary differences	223	99

Total deferred tax liabilities	770	786

Net deferred tax asset, included in other assets (Note 12)	3,576	4,480

(1) Allowance for non-realization of deferred tax assets are comprised by (i) tax losses (2002 - R$144 and 2003 - R$68), (ii) non-deductible temporary provisions (2002 - R$51 and 2003 - R$37) and (iii) amortization of goodwill (2002 - R$84 and 2003 - R$13).

Net deferred income tax assets include Brazilian tax loss carryforwards, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before tax, determined in accordance with Brazilian GAAP.

17 Shareholders' equity

(a) Capital and shareholders' rights

(i) Capital

On December 17, 2003, the Bank’s Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004.

Therefore, at December 31, 2003, Bradesco's outstanding capital consists of 79,836,526 voting common shares and 78,693,936 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves. None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share.

(ii) Treasury shares

Treasury shares are recorded at cost, which approximates market prices at the date of purchase. Treasury shares cancelled are recorded as a reduction of unappropriated retained earnings. Treasury shares are held for subsequent sale or cancellation.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(iii) Additional paid-in capital

Additional paid-in capital consists of premium on the initial issuance of shares less capitalization of such amounts.

(b) Appropriated retained earnings

Statutory reserve

Under the Corporate Law, Bradesco and its Brazilian subsidiaries are required to appropriate 5% of their annual local currency earnings, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(c) Unappropriated retained earnings

Any income remaining after the distribution of dividends on the statutory records of the Company and appropriations to statutory reserves is transferred to the reserve for future investments. Such reserve may be distributed in the form of dividends upon approval of the shareholders.

Accordingly, the difference as compared to retained earnings in the U.S. GAAP financial statements represents the effect of interperiod differences between U.S. GAAP and Brazilian GAAP, which will become distributable only when recognized under Corporate Law.

(d) Dividends (including interest on shareholders' equity)

Dividends are calculated on net income as determined by the financial statements prepared in accordance with Brazilian GAAP. Dividends are payable in Brazilian reais and may be converted into United States dollars and remitted to shareholders abroad provided that the non-resident shareholder's ownership is registered with the Brazilian Central Bank.

18 Fee and commission income

	Year ended December 31,

	2001	2002	2003

Asset management fees	540	466	609
Collection fees	544	556	601
Credit card fees	288	327	349
Fees charged on checking accounts services	802	828	1,025
Fees for receipt of taxes	144	158	175
Interbank fees	225	254	250
Loans	36	68	159
Other	287	237	295

Total	2,866	2,894	3,463

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19 Administrative expenses

	Year ended December 31,

	2001	2002	2003

Communication	375	506	519
Transport	230	285	359
Third-party services	589	732	825
Financial system services	308	475	517
Advertising and publicity	197	242	273
Rents	159	196	273
Maintenance and repairs	186	212	235
Data processing	207	215	267
Office supplies	136	146	172
Water, electricity and gas	74	89	114
Travel	50	57	67
Other	357	266	288

Total	2,868	3,421	3,909

20 Other non-interest income and expenses

	Year ended December 31,

	2001	2002	2003

Other non-interest income:
Rental income	26	35	29
Monetary variation and exchange gain, net	261	1,008	-
Recovery of expenses	137	118	122
Other	216	325	241

Total non-interest income	640	1,486	392

	Year ended December 31,

	2001	2002	2003

Other non-interest expense:
Loss (gain) on sale of foreclosed assets, unconsolidated
investments and premises and equipment, net	184	183	(39)
Taxes on services, income and other taxes	739	795	989
monetary variation and exchange loss, net	-	-	182
Litigation(1)	98	113	153
Asset management expenses	82	32	30
Branch network losses	217	113	135
Other(2)	156	347	863

Total non-interest expenses	1,476	1,583	2,313

(1)	Includes only those items not recognized specifically in personnel or tax expenses.
(2)	None of the items included in “other” is significant on an individual basis.

21 Fair value of financial instruments

SFAS 107 "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair values of financial instruments. The fair value of a financial instrument is the amount at which instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Because no quoted market prices exist for certain of our financial instruments the fair values have been derived based on management's assumptions, the amount,

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be different from the estimates presented below.

In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest-earning deposits in other banks; compulsory reserves with the Central Bank and federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than 90 days.

Trading assets, including derivatives and available for sale securities

These assets are reported in the consolidated balance sheet at fair values estimated principally based on quoted market prices, where available, or quoted market prices for similar instruments.

Held to maturity securities

Held to maturity securities are carried at amortized cost. Fair values are based on quoted market prices of comparable securities. See Note 6 for further details regarding the amortized cost and fair values of held to maturity securities.

Loans

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current origination rates for similar loans. Where quoted market prices were available, such market prices were utilized as estimates for fair values. For most variable-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed - and variable-rate loans have been reduced to incorporate estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent in the loan type at each reporting date.

The fair values for non-performing loans are based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, the loan's quoted rate, if available, or the value of any underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table presents the carrying amounts and estimated fair values for loans, excluding leases:

	December 31,

	2002		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Commercial:
Industrial and others	20,157	20,045	21,156	21,162
Import financing	1,291	1,291	673	673
Export financing	7,863	7,770	8,375	8,446
Construction	427	427	415	415
Individuals:
Overdraft	1,033	1,033	1,134	1,134
Real estate	1,200	1,200	1,097	1,097
Financing (1)	8,269	8,261	10,231	10,616
Credit card	1,164	1,164	1,373	1,373
Rural credit	3,922	3,924	4,404	4,406
Foreign currency loans	3,151	3,145	2,429	2,432
Non-performing loans	2,341	627	2,144	510

Total loans excluding leases	50,818	48,887	53,431	52,264

(1)	Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,

	2002		2003

	Book	Fair	Book	Fair
	value	value	value	value

Deposits from customers:
Demand deposits	13,374	13,374	12,912	12,912
Savings accounts	20,731	20,731	22,140	22,140
Time deposits	22,202	22,192	22,944	22,962
Deposits from financial institutions	26	26	31	31

Total deposits	56,333	56,323	58,027	58,045

Short-term borrowings

The carrying values of federal funds purchased and securities sold under repurchase agreements, commercial paper, import and export financing and other short-term borrowings, approximate the fair values of these instruments.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Long-term debt

Fair values for long-term debt were estimated using a discounted cash flow calculation that applies interest rates offered in the market for similar maturities and terms.

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,

	2002		2003

	Book	Fair	Book	Fair
	value	value	value	value

Local onlendings	7,000	6,969	7,556	7,734
Euronotes	2,077	2,063	3,290	3,312
Subordinated notes	3,322	2,990	4,995	5,287
Mortgage notes	369	369	1,017	1,031
Obligations under capital lease	443	443	449	449
Foreign currency loans	127	129	180	180
Debt issued under securitization of payment
orders and credit card bill receivables	-	-	2,599	2,612
Debentures	51	51	7	7

Total	13,389	13,014	20,093	20,612

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit quality to the counterparties. The fair values of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets. See Note 22 for the notional value and estimated fair value of our off-balance sheet derivative financial instruments.

22 Off-balance sheet financial instruments

(a) Risks and Risk Management

The main risks related to financial instruments, which result from the Company’s and its subsidiaries’ business are: credit risk; market risk and; liquidity risk. Management of these risks is a process that involves different levels of the Company and covers several policies and strategies. Risk management policies are, in general, conservative, seeking to limit absolute losses to a minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss resulting from the non-receipt from counterparties or creditors of the amounts they have contracted with us to pay. Credit risk management requires a high level of discipline and control in terms of the analyses and operations conducted, and the preservation of the integrity and independence of processes.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Credit policy is designed to provide security, quality and liquidity in asset investments, and speed and profitability in our operations, minimizing the risks inherent to any credit operation. It also provides guidelines for the establishment of operational limits and/or the extension of the Company’s credit. The Credit Department and Committees located in our Corporate Head Office assume a fundamental role in the execution of our Credit Policy, deciding on operations which exceed branch limits and monitoring this core strategic activity. Operations are diversified and focused on creditworthy individuals and companies in good standing, and our operations are tipically supported by guaranties that are consistent with the risks assumed, with consideration given to purposes and terms of the credit extended. Automated credit approval systems were developed and are constantly being improved with the objective of facilitating and expediting the entire credit process as well as the analysis and issuance of opinions. The analysis of operations involving less significant sums is conducted by “credit scoring” systems.

Market Risk

Market risk is linked to the possibility of loss due to rate fluctuations relating to unhedged terms, currencies and indices in the Company’s portfolio. The Company seeks to maintain a conservative policy, with respect to exposure to market risks. The observance of the VAR (Value at Risk) limits set by senior management is monitored daily by an area that is independent from portfolio management. The models use volatilities and correlations that are calculated using statistical bases. These models are used in processes applied prospectively, in accordance with economic studies. The methodology applied and existing statistical models are validated daily using “backtesting” techniques.

Additionally, a daily “Gap Analysis” is undertaken, which measures the effect on the portfolio of movements in the internal interest rate curve and foreign exchange coupon curve (difference in interest paid over and above the foreign exchange variation). In addition to the monitoring, control and management of market risks, in compliance with Central Bank Regulations, the value at risk of pre-fixed and foreign exchange positions of the Company’s total portfolio, as well as the resulting capital requirement, is verified daily. Our analysis covers all financial assets and liabilities held in treasury, including our derivative instruments.

Liquidity Risk

Liquidity risk management is designed to control risk relating to the different unhedged settlement terms of the Company’s rights and obligations. Knowledge and monitoring of this risk is crucial to enable the Company to settle transactions in a timely and secure manner. At Bradesco, liquidity risk management involves a set of controls, principally relating to the establishment of technical limits, and the positions assumed are constantly evaluated.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts

	December 31,

	2002	2003

Interest rates futures contracts:
Purchases	946	1,959
Sales	2,492	5,362
Foreign currency futures contracts:
Purchases	4,961	10,348
Sales	1,197	12,274
Option contracts on interest rates:
Sales	21	-
Foreign currency option contracts:
Purchases	-	4
Sales	-	148
Forward contracts on interest rates:
Purchases	305	5
Sales	95	-
Foreign currency forward contracts:
Purchases	123	24
Sales	157	994
Swap contracts:
Interest rate swaps	6,859	5,652
Currency swaps	2,714	4,509

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$258 and R$254 at December 31, 2002 and 2003, respectively.

Interest rate and currency futures and interest rate forwards are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made. The credit risk associated with futures contracts is minimized due to daily cash settlements. Futures contracts are also subject to the risk of movements in interest rates or the value of the underlying instruments. The total credit exposure associated with interest rate forwards was R$24 and R$28 at December 31, 2002 and 2003, respectively.

The carrying value, representing also the fair value, of all the derivatives described above and included in trading account assets is summarized in Note 4.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	December 31,

	2002	2003

Commitments to extend credit, including credit cards	15,899	18,307
Financial guarantees	4,943	6,948
Other letters of credit	91	174

Unfunded commitments to extend credit including credit cards are contracts for a specified time period and by variable rates to lend to a customer who has complied with predetermined contractual conditions. The guarantees are conditional commitments issued by us to assure the performance of a customer to a third party in borrowing arrangements.

The maximum potential credit risk on undrawn commitments, standby and commercial letters of credit is equal to the contractual amounts shown above if the counterparty does not perform under the contract. Generally, these contracts expire without being drawn upon; therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments. The fair value of the obligation undertaken in issuing the guarantee at inception is typically equal to the net present value of the future amount of premium receivable under the contract. To mitigate credit risk, we may require the counterparty to pledge collateral in the form of cash, securities or other assets to support the extension of credit similar to the collateral required for our lending operations.

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned above, in accordance with FIN 45:

	December 31,

	2002		2003

	Maximum payout/	Carrying	Maximum payout/	Carrying
	Notional	value	Notional	value

Financial guarantees	4,943	13	6,948	29
Other letters of credit	91	3	174	3

The carrying value includes amounts deferred and to be recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies.”

In connection with issuing securities to investors, we may enter into contractual arrangements with third parties that may require us to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Standby letters of credit are subject to management's credit evaluation of the customer.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We issue commercial letters of credit to facilitate foreign trade transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions for the shipments of goods. The contracts are subject to the same credit evaluations as other extensions of credit.

23 Commitments and contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.6% per annum of the market value of the assets under management. The total assets under management, at December 31, 2002 and 2003 were R$45,100 and R$72,494 in investment fund portfolios respectively and R$9,159 and R$9,033 in customer portfolios, respectively.

(b) Litigation

In the normal course of business, we are involved in various legal proceedings arising out of our businesses.

We are subject to challenges from tax authorities regarding amounts of tax due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The probable losses recognized in our consolidated financial statements are related to litigation matters related to (i) inflation adjustments and (ii) legality of certain taxes and contributions.

The remainder of the litigation matters, considered as possible under our judgement based on information available, is related to tax assessments in the amount of R$124, which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our financial position or results of operations.

Like many other Brazilian banks, we are defendants in various labor suits by employees, which suits are related to compensation and indemnification for employees who have been laid off as a result of our recent acquisitions of financial institutions and their integration into our structure. Management continually monitors and evaluates the impact of current events and circumstances on the estimates and assumptions used in the recognition of probable losses.

We also face a number of civil matters, which primarily consist of claims for pecuniary damages, such as (i) to collect on unpaid financial instruments, (ii) in relation to return checks and (iii) in reporting adverse claims arising from credit information to credit reporting agencies; none of which claims are individually significant.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The other labor suits and civil matters, to which we are a party, are subject to many uncertainties and the outcome of any individual matter is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

The changes in the provision during the periods were as follows:

	Year ended December 31,

Tax litigation	2001	2002	2003

At beginning of year	1,909	2,203	2,511
Business combinations	-	154	51
Monetary correction	178	165	238
Provisions	172	230	137
Recoveries	(49)	(63)	(102)
Payments	(7)	(178)	(44)

At end of the year	2,203	2,511	2,791

	Year ended December 31,

Labor litigation	2001	2002	2003

At beginning of year	478	434	608
Business combinations	-	63	195
Provisions	212	382	278
Recoveries	(29)	(60)	(20)
Payments	(227)	(211)	(245)

At end of the year	434	608	816

	Year ended December 31,

Civil litigation	2001	2002	2003

At beginning of year	173	221	294
Business combinations	-	22	32
Provisions	58	75	61
Recoveries	(8)	(7)	(12)
Payments	(2)	(17)	(42)

At end of the year	221	294	333

Total provision	2,858	3,413	3,940

24 Regulatory matters

We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Furthermore, the Superintendência de Seguros Privados - SUSEP (Private Insurers Supervisory Body) issues regulations that affect our insurance operations.

The Central Bank determines minimum capital requirements, lending limits and compulsory deposit requirements and requires banks to comply with regulation similar to the Basle Accord as it regards capital adequacy.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The Bank is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed asset limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basle Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, pension plan and certificated saving plans operations.

The Basle Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations: (i) require a minimum capital ratio of 11%, (ii) do not permit general loan loss reserves to be considered as Capital, (iii) specify different risk-weighted categories, and (iv) impose a deduction from Capital corresponding to possible excess in fixed assets over the limits imposed by the Central Bank.

The following sets forth our capital ratios (in percentages) based on the Brazilian GAAP financial statements.

	December 31,

	2001	2002	2003

In accordance with the Basle Accord applicable to Brazil
Tier I Capital	12.53%	12.20%	12.73%
Tier II Capital	1.26	3.59	4.49

Total Capital	13.79	15.79	17.22

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

Currently, the Central Bank does not limit the amount of dividends that may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

25 Segment information

We operate primarily in the banking, insurance, pension plan and certificated savings plans business. Banking operations include retail and corporate banking, leasing, international banking, private banking and investment banking activities. We carry out our banking operations through our own operations located in Brazil, foreign branches and majority-owned subsidiaries as well as equity investments in other companies. Additionally, we engage in insurance, pension plan and certificated savings plans activities through our majority-owned subsidiary, Bradesco Seguros S.A. and its affiliates.

The following segment information was compiled based on reports used by management to evaluate the segment performance and make decisions as to the allocation of resources for investment and other purposes. Our senior management uses a variety of information for such purposes including financial and non-financial information measured on different bases. In accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” the information included below has been compiled from that prepared on the basis which is most consistent with that used in measuring the amounts included in the financial statements in accordance with Brazilian GAAP.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Principal segment assumptions for revenues and expenses include: (i) cash surpluses generated by the insurance, pension plan and certificated savings plans segment are retained by that segment resulting in an increased net interest income, (ii) salaries and benefits and administrative costs included within the Insurance, pension plan and certificated savings plans segment consist of only costs directly related to those operations, and (iii) costs incurred in the Banking segment relating to branch network infrastructure and other overheads are not allocated.

	Year ended December 31, 2001

	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP Consolidated

Interest income	16,660	1,976	16	18,652
Interest expense	(9,310)	-	151	(9,159)

Net interest income	7,350	1,976	167	9,493

Provision for loan losses	(1,763)	-	-	(1,763)
Insurance premiums	-	4,616	330	4,946
Pension plan income	-	3,409	(2,696)	713
Certificated saving plans	-	933	(933)	-
Equity in earnings (losses) of unconsolidated
companies	126	97	(114)	109
Other income	3,233	732	(127)	3,838
Salaries and benefits	(3,102)	(309)	82	(3,329)
Administrative expenses	(2,490)	(388)	10	(2,868)
Insurance claims	-	(3,995)	744	(3,251)
Changes in provisions related to insurance,
pension plan, certificated savings plans
and pension investment contracts	-	(3,492)	1,645	(1,847)
Pension plan operating expenses	-	(1,369)	910	(459)
Insurance and pension plan selling expenses	-	(694)	4	(690)
Other expense	(1,475)	(422)	(157)	(2,054)

Income before income taxes and minority
interest	1,879	1,094	(135)	2,838

Identifiable assets	94,104	18,172	(3,981)	108,295

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2002

	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP Consolidated

Interest income	25,349	3,021	24	28,394
Interest expense	(14,979)	-	52	(14,927)

Net interest income	10,370	3,021	76	13,467

Provision for loan losses	(2,543)	-	-	(2,543)
Insurance premiums	-	6,761	(1,453)	5,308
Pension plan income	-	2,352	(2,331)	21
Certificated saving plans	-	1,020	(1,020)	-
Equity in earnings (losses) of unconsolidated
companies	126	43	(19)	150
Other income	2,511	499	(526)	2,484
Salaries and benefits	(3,666)	(335)	9	(3,992)
Administrative expenses	(3,000)	(464)	43	(3,421)
Insurance claims	-	(4,335)	721	(3,614)
Changes in provisions related to insurance,
pension plan, certificated savings plans
and pension investment contracts	-	(5,026)	2,765	(2,261)
Pension plan operating expenses	-	(1,689)	1,319	(370)
Insurance and pension plan selling expenses	-	(669)	-	(669)
Other expense	(2,408)	(157)	293	(2,272)

Income before income taxes and minority
interest	1,390	1,021	(123)	2,288

Identifiable assets	109,227	23,635	(2,987)	129,875

	Year ended December 31, 2003

	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP Consolidated

Interest income	19,773	4,959	(16)	24,716
Interest expense	(10,015)	-	298	(9,717)

Net interest income	9,758	4,959	282	14,999

Provision for loan losses	(2,034)	-	-	(2,034)
Insurance premiums	-	9,169	(3,020)	6,149
Pension plan income	-	2,166	(2,102)	64
Certificated saving plans	-	1,156	(1,156)	-
Equity in earnings (losses) of unconsolidated
companies	65	27	(32)	60
Other income	4,797	714	(675)	4,836
Salaries and benefits	(4,202)	(462)	(13)	(4,677)
Administrative expenses	(3,656)	(487)	234	(3,909)
Insurance claims	-	(5,278)	945	(4,333)
Changes in provisions related to insurance,
pension plan, certificated savings plans
and pension investment contracts	-	(6,931)	3,154	(3,777)
Pension plan operating expenses	-	(2,791)	2,154	(637)
Insurance and pension plan selling expenses	-	(762)	-	(762)
Other expense	(3,103)	(433)	213	(3,323)

Income before income taxes and minority
interest	1,625	1,047	(16)	2,656

Identifiable assets	137,628	32,456	(3,754)	166,330

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Adjustments to U.S. GAAP relate principally to:

  Interest expense: capital lease accounting;

  Equity in earnings (losses) of unconsolidated companies : Elimination of equity accounting for investments in which we hold less than 20% of the voting capital and in 2000 elimination of profit on the sale of the telecommunications infrastructure;

  Other incomes: Adjustments for gain/loss on sale of available for sale securities;

  Amortization of gains and expenses, respectively, on the BUS and Postal Service transactions;

  Salaries and benefits: Defined benefits pension plan accounting;

  Revenue recognition on sales of branches subject to rental contracts; and

  Other expenses: Fair value, goodwill and negative goodwill adjustment related to acquisitions.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2003 we had one branch in New York, four branches in Grand Cayman and two in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers.

26 Pension plans

We sponsor defined-benefit pension plans, which supplement benefits the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors and their assets are held independently of Bradesco. Our plan for the year ended December 31, 2000 includes the Boavista defined benefit pension plan as a result of the acquisition of Boavista on October 18, 2000. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL), resulting in a curtailment, but not settlement, of the former plan. Our contributions to the PGBL plan in 2003 totaled R$294 (2002 - R$138).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s independent actuary. At December 31, 2003 our contribution represents 3.6% (2002 – 3.5%) of payroll and employees and directors contribute amounts of at least 4% (2002 – 4.0%) of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees and directors who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

The curtailment of the defined benefit plan described above resulted in recognition of a R$146 gain in 2001 and as the plan was not subject to settlement, the remaining provision of R$121 will be amortized over a thirteen-year period.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We use an October 31 measurement date for the BANEB’s plan.

Based upon the report of the pension plan’s independent actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		BANEB Plan			Bradesco and Boavista plans

		Year ended			Year ended

		2001	2002	2003	2001	2002	2003

(i)	Projected benefit obligation:
	At beginning of year	173	206	229	287	9	9
	Service cost	1	3	2	29	2	-
	Benefits paid	(22)	(18)	(19)	(37)	(2)	-
	Interest cost	16	22	25	19	-	-
	Actuarial loss (gain)	38	16	44	55	-	-
	Curtailment of Bradesco plan	-	-	-	(344)	-	-
	Termination of Boavista plan	-	-	-	-	-	(9)

	At end of year	206	229	281	9	9	-

(ii)	Plan assets at market value:
	At beginning of year	219	220	260	10	8	9
	Contributions received:
	Employer	2	2	1	-	-	-
	Employees	1	2	1	-	-	-
	Return on plan assets	20	54	72	-	1	-
	Benefits paid	(22)	(18)	(19)	(2)	-	-
	Termination of Boavista plan	-	-	-	-	-	(9)

	At end of year	220	260	315	8	9	-

(iii)	Funded status:
	Excess of plan assets over projected benefit
	obligation acquired	(14)	(31)	(34)	-	-	-
	Excess of projected benefit obligation over plan assets	-	-	-	1	-	-
	Unrecognized net gain/loss	(28)	(13)	(14)	121	112	103

	Accrued pension (benefit) expense	(42)	(44)	(48)	122	112	103

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net pension cost includes the following components:

	BANEB Plan			Bradesco and Boavista plans

	Year ended			Year ended

	2001	2002	2003	2001	2002	2003

Service cost	1	2	1	43	2	-
Interest cost	16	22	25	19	-	-
Expected return on assets	(20)	(24)	(28)	-	(1)	-
Curtailment	-	-	-	(146)	-	-
Amortizations:
Net loss	-	-	-	(7)	-	-
Unrecognized net transition
obligation	-	-	-	13	-	-
Unrecognized net loss (pension
plan assets)	-	-	-	-	(9)	(9)
Employee contributions	-	-	-	(15)	-	-

Net periodic pension cost (benefit)	(3)	-	(2)	(93)	(8)	(9)

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31 were (1):

	BANEB Plan

	2002	2003

Assumed discount rate	11.3%	11.3%
Expected long-term rate of return on assets	11.3	11.3
Rate of increase in compensation levels	8.2%	8.2%

(1)	Including a 5.0% p.a. inflation rate.

The rationale behind used long-term return on plan assets rate is the following:

1) Based on the asset managers mid to long-term expectations;
2) Private and Brazilian Government bonds, which is a very significant segment of the invested portfolio of Baneb, with interest above inflation + interest rate of 6% p.a. and maturities from short to long-term;
3) Based on asset mix that is made of more than 86% and 90% in government bonds and the remaining assets in stocks at October
31, 2002 and 2003, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Our pension plan weighted-average asset allocations at October 31, 2002, and 2003, by asset category are as follows:

	BANEB Plan Assets at October 31,

	2002	2003

Asset Category
Equity securities	7.5%	0.6%
Debt securities	85.6	93.3
Real estate	5.7	4.7
Other	1.2	1.4

Total	100.0%	100.0%

We expect to contribute R$1 to Baneb pension plan in 2004.

27 Related party transactions

Bradesco has Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco as shareholders. There is no controlling shareholder, nor is there an agreement for shareholders to vote in concert. Fundação Bradesco is a not-for-profit trust that for over 40 years has been promoting and developing the potential of children and young people through schools maintained in underprivileged areas.

We regularly contribute to Fundação Bradesco to help fund its educational and social welfare projects throughout Brazil. Such contributions totaled R$7, R$67 and R$63 in 2001, 2002 and 2003, respectively.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Central Bank.

Additionally, we have contracted data processing services and accepted demand deposits from CPM Holding Ltd. and its predecessor, CPM - Comunicação, Processamento e Mecanismos de Automação Ltda., as follows:

	December 31,

	2001	2002	2003

Data processing services:
Debt and equity securities	-	21	21
Income from debt and equity securities	-	4	4
Year expense	172	210	258
Year end outstanding payable	6	11	-
Deposits	27	5	4

We have also entered into a contract for telecommunication services and accepted deposits from BUS Holding S.A. in 2001, as follows:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

	2002	2003

Telecommunication services:
Year expense	34	68
Year end outstanding payable	6	-
Saving deposit received	353	-
Interest expense on saving deposit	29	-

In October 2002, BUS Holding was wound up, when its common shares were transferred to a subsidiary of Portugal Telecom.

28 Subsequent events

On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A. through our subsidiary Banco Finasa S.A. to acquire all of its capital and all of the capital of Promovel Empreendimentos e Serviços Ltda, Promosec Cia. Securitizadora, Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda, collectively known as the “Zogbi Institutions,” for R$650. The Zogbi Institutions have been engaged in financing activities, including in the areas of consumer, personal, credit card and vehicle credits. The Zogbi Institutions had, as of September 30, 2003, total assets of R$833, credit operations valued at R$520 and a net worth of R$335. The Central Bank approved the transaction on February 4, 2004.

* * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Neither the laws of Brazil nor Bradesco’s charter or other constitutive documents provide for indemnification of directors and officers. However, Bradesco maintains liability insurance to protect against claims related to securities. The policy reimburses losses and expenses incurred by Bradesco due to wrongful acts of its directors and officers while acting in their capacities as such and that arise in connection with the purchase or sale of Bradesco’s securities. Coverage includes the advancement of defense costs.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Item

1.1	Form of Exchange Agent Agreement.

3.1	Estatuto Social (bylaws) of Banco Bradesco S.A., with English translation thereof (incorporated by reference to the exhibits to the Annual Report on Form 20-F (Commission File No. 1-15250) filed with the Securities and Exchange Commission on June 30, 2004).

4.1	Indenture, dated as of October 24, 2003, by and between Banco Bradesco S.A., acting through its Grand Cayman branch, as Issuer, and The Bank of New York Trust Company (Cayman) Limited, as Trustee.

4.2	Form of Note.

4.3	Registration Rights Agreement, dated as of October 24, 2003, by and among Banco Bradesco S.A., acting through its Grand Cayman branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser.

4.4	Policy of Political Risk Insurance for Capital Market Transactions dated as of October 24, 2003.

4.5	Issuer Consent Agreement, dated as of October 24, 2003, by and among Sovereign Risk Insurance Ltd., as Agent for the Insurers, Banco Bradesco S.A., acting through its Grand Cayman branch, and Banco Bradesco S.A., acting through its principal office in Brazil.

5.1	Opinion of Clifford Chance US LLP, special U.S. counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.

Exhibit Number	Item

5.2	Opinion of Appleby Spurling Hunter, special Cayman Islands counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.

5.3	Opinion of Pinheiro Neto, counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.

8.1	Opinion of Clifford Chance US LLP, special U.S. counsel to Banco Bradesco S.A., regarding tax matters.

8.2	Opinion of Appleby Spurling Hunter, special Cayman Islands counsel to Banco Bradesco S.A., regarding tax matters (contained in Exhibit 5.2).

8.3	Opinion of Pinheiro Neto, counsel to Banco Bradesco S.A., regarding tax matters.

12	Computation of Ratio of Earnings to Fixed Charges.

21	List of Subsidiaries of Banco Bradesco S.A. (incorporated by reference to the exhibits to the Annual Report on Form 20-F (Commission File No. 1-15250) filed with the Securities and Exchange Commission on June 30, 2004).

23.1	Consent of PricewaterhouseCoopers, independent accountants to Banco Bradesco S.A.

23.2	Consent of Clifford Chance US LLP, special U.S. counsel to Banco Bradesco S.A. (contained in Exhibit 5.1).

23.3	Consent of Appleby Spurling Hunter, special Cayman Islands counsel to Banco Bradesco S.A. (contained in Exhibit 5.2).

23.4	Consent of Pinheiro Neto, counsel to Banco Bradesco S.A. (contained in Exhibit 5.3).

24	Powers of Attorney of Banco Bradesco S.A. (included on signature page to Registration Statement).

25	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee, on Form T-1, relating to the 8.75% Subordinated Notes due 2013 (including Exhibit 7 to Form T-1).

99.1	Form of Letter of Transmittal for the Notes.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.

(b) Financial Statement Schedules

Not applicable.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

POWER OF ATTORNEY AND SIGNATURES

By signing below, we hereby constitute and appoint Milton Almicar Silva Vargas our true and lawful attorney and agent to do any and all acts and things and to execute any and all instruments in our name and on our behalf in our capacities as directors and/or officers of Banco Bradesco S.A. (“Bradesco”), a Brazilian corporation, which said attorney and agent may deem necessary or advisable or which may be required to enable Bradesco to comply with the Securities Act of 1933, as amended, and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with a Registration Statement on Form F-4 (or any other appropriate form), including specifically, but without limiting the generality of the foregoing, power and authority to sign for us, in our name and on our behalf in our capacities as directors and/or officers of Bradesco (individually or on behalf of Bradesco), such Registration Statement any and all amendments and supplements (including post-effective amendments) thereto and to file the same, with all exhibits thereto and other instruments or documents in connection therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that said attorney and agent may do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, we have executed this Power of Attorney as of July 30, 2004.

/s/ Márcio Artur Laurelli Cypriano	/s/ Décio Tenerello

Márcio Artur Laurelli Cypriano	Décio Tenerello

/s/ Laércio Albino Cezar	/s/ Arnaldo Alves Vieira

Laércio Albino Cezar	Arnaldo Alves Vieira

/s/ Sérgio Socha	/s/ Milton Almicar Silva Vargas

Sérgio Socha	Milton Almicar Silva Vargas

/s/ José Luiz Acar Pedro	/s/ Noberto Pinto Barbedo

José Luiz Acar Pedro	Noberto Pinto Barbedo

/s/ Armando Trivelato Filho	/s/ Carlos Alberto Rodrigues Guilherme

Armando Trivelato Filho	Carlos Alberto Rodrigues Guilherme

/s/ José Alcides Munhoz	/s/ José Guilherme Lembi de Faria

José Alcides Munhoz	José Guilherme Lembi de Faria

/s/ Luiz Pasteur Vasconcellos Machado	/s/ Sérgio de Oliveira

Luiz Pasteur Vasconcellos Machado	Sérgio de Oliveira

/s/ Domingos Figueiredo de Abreu	/s/ Ademir Cossiello

Domingos Figueiredo de Abreu	Ademir Cossiello

/s/ Antonio Bornia	/s/ Dorival Antônio Bianchi

Antonio Bornia	Dorival Antônio Bianchi

/s/ Edison Antonelli

Edison Antonelli

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	President, Member	July 30, 2004.

Márcio Artur Laurelli Cypriano
*	Executive Vice President	July 30, 2004.

Décio Tenerello
*	Executive Vice President	July 30, 2004.

Laércio Albino Cezar
*	Executive Vice President	July 30, 2004.

Arnaldo Alves Vieira
*	Executive Vice President	July 30, 2004.

Sérgio Socha

/s/ Milton Almicar Silva Vargas	Executive Vice President	July 30, 2004.

Milton Almicar Silva Vargas
*	Executive Vice President	July 30, 2004.

José Luiz Acar Pedro
*	Executive Vice President	July 30, 2004.

Noberto Pinto Barbedo
*	Managing Director	July 30, 2004.

Armando Trivelato Filho
*	Managing Director	July 30, 2004.

Carlos Alberto Rodrigues Guilherme
*	Managing Director	July 30, 2004.

José Alcides Munhoz
*	Managing Director	July 30, 2004.

José Guilherme Lembi de Faria
*	Managing Director	July 30, 2004.

Luiz Pasteur Vasconcellos Machado
*	Managing Director	July 30, 2004.

Sérgio de Oliveira
*	Managing Director	July 30, 2004.

Domingos Figueiredo de Abreu
*	Managing Director	July 30, 2004.

Ademir Cossiello

Signature	Title	Date

*	Member	July 30, 2004.

Antonio Bornia
*	Member	July 30, 2004.

Dorival Antônio Bianchi
*	Authorized U.S. Representative	July 30, 2004.

Edison Antonelli
*By:	/s/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas
Attorney-in-fact
Pursuant to powers of attorney filed with
the Commission herewith or previously

EXHIBIT INDEX

Exhibit Number	Item

1.1	Form of Exchange Agent Agreement.

3.1	Estatuto Social (bylaws) of Banco Bradesco S.A., with English translation thereof (incorporated by reference to the exhibits to the Annual Report on Form 20-F (Commission File No. 1-15250) filed with the Securities and Exchange Commission on June 30, 2004).

4.1	Indenture, dated as of October 24, 2003, by and between Banco Bradesco S.A., acting through its Grand Cayman branch, as Issuer, and The Bank of New York Trust Company (Cayman) Limited, as Trustee.

4.2	Form of Note.

4.3	Registration Rights Agreement, dated as of October 24, 2003, by and among Banco Bradesco S.A., acting through its Grand Cayman branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser.

4.4	Policy of Political Risk Insurance for Capital Market Transactions dated as of October 24, 2003.

4.5	Issuer Consent Agreement, dated as of October 24, 2003, by and among Sovereign Risk Insurance Ltd., as Agent for the Insurers, Banco Bradesco S.A., acting through its Grand Cayman branch, and Banco Bradesco S.A., acting through its principal office in Brazil.

5.1	Opinion of Clifford Chance US LLP, special U.S. counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.
5.2	Opinion of Appleby Spurling Hunter, special Cayman Islands counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.

5.3	Opinion of Pinheiro Neto, counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.

8.1	Opinion of Clifford Chance US LLP, special U.S. counsel to Banco Bradesco S.A., regarding tax matters.

8.2	Opinion of Appleby Spurling Hunter, special Cayman Islands counsel to Banco Bradesco S.A., regarding tax matters (contained in Exhibit 5.2).

8.3	Opinion of Pinheiro Neto, counsel to Banco Bradesco S.A., regarding tax matters.

12	Computation of Ratio of Earnings to Fixed Charges.

Exhibit Number	Item

21	List of Subsidiaries of Banco Bradesco S.A. (incorporated by reference to the exhibits to the Annual Report on Form 20-F (Commission File No. 1-15250) filed with the Securities and Exchange Commission on June 30, 2004).

23.1	Consent of PricewaterhouseCoopers, independent accountants to Banco Bradesco S.A.

23.2	Consent of Clifford Chance US LLP, special U.S. counsel to Banco Bradesco S.A. (contained in Exhibit 5.1).

23.3	Consent of Appleby Spurling Hunter, special Cayman Islands counsel to Banco Bradesco S.A. (contained in Exhibit 5.2).

23.4	Consent of Pinheiro Neto, counsel to Banco Bradesco S.A. (contained in Exhibit 5.3).

24	Powers of Attorney of Banco Bradesco S.A. (included on signature page to Registration Statement).

25	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee, on Form T-1, relating to the 8.75% Subordinated Notes due 2013 (including Exhibit 7 to Form T-1).

99.1	Form of Letter of Transmittal for the Notes.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.